Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD. 特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD. Stock Code 股份代號 : 9658 (Incorporated in the Cayman Islands with limited liability) A n n u a l R e p o r t 2024 年度報告 （於開曼群島註冊成立的有限公司）

Definition 釋義 2 Corporate Information 公司資料 10 Five-Year Performance Review 五年業績回顧 13 Chairlady’s Statement 主席報告 14 Management Discussion and Analysis 管理層討論與分析 19 Directors and Senior Management 董事及高級管理層 39 Corporate Governance Report 企業管治報告 49 Directors’ Report 董事會報告 74 Environmental, Social and Governance Report 環境、社會及管治報告 110 Independent Auditor’s Report 獨立核數師報告 207 Consolidated Statement of Profit or Loss and Other Comprehensive Income 綜合損益及其他全面收益表 214 Consolidated Statement of Financial Position 綜合財務狀況表 215 Consolidated Statement of Changes in Equity 綜合權益變動表 217 Consolidated Statement of Cash Flows 綜合現金流量表 219 Notes to the Consolidated Financial Statements 綜合財務報表附註 221 CONTENTS 目錄

Definition
釋義

"ADS(s)"	American depositary share(s), each ADS represents 10 ordinary Shares	「美國存託股份」	指	美國存託股份，每股美國存託股份代表10股普通股
"AGM"	the annual general meeting of the Company to be held by way of online meeting on Tuesday, June 24, 2025 at 11:00 a.m., Hong Kong Time (Monday, June 23, 2025, at 11:00 p.m., U.S. Eastern Time) or any adjournment thereof	「股東週年大會」	指	將於香港時間2025年6月24日（星期二）上午十一時正（美國東部時間2025年6月23日（星期一）下午十一時正）以線上會議的方式舉行的本公司股東週年大會或其任何續會
"Apple Trust"	a discretionary trust set up by Mr. Zhang Yong with UBS Trustees (B.V.I.) Limited acting as trustee	「Apple Trust」	指	由張勇先生與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"Articles of Association"	the articles of association of the Company, as amended from time to time	「組織章程細則」	指	本公司的組織章程細則（經不時修訂）
"associate(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「聯繫人」	指	具有香港上市規則所賦予的涵義
"Audit Committee"	the audit committee of the Board	「審計委員會」	指	董事會轄下的審計委員會
"Board"	the board of Directors of the Company	「董事會」	指	本公司董事會
"BVI"	the British Virgin Islands	「英屬處女群島」	指	英屬處女群島
"Cayman Companies Act"	the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands	「開曼公司法」	指	開曼群島第22章公司法（1961年第3號法例、經綜合及修訂）
"Cheerful Trust"	a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE with UBS Trustees (B.V.I.) Limited acting as trustee	「Cheerful Trust」	指	由施永宏先生及李海燕女士與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託

2 特海国际控股有限公司 Super Hi International Holding Ltd.

Definition
釋義

"China," "mainland China" or "PRC"	the People's Republic of China and, except where the context requires, references in this report to the PRC or mainland China excluding Hong Kong; Macau, China; and Taiwan, China	「中國」或「中國大陸」	指	中華人民共和國，除文義另有所指外，否則本報告對中國或中國大陸的提述不包括中國港澳台地區
"Companies Ordinance"	the Companies Ordinance, Chapter 622 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time	「公司條例」	指	香港法例第622章公司條例（經不時修訂、補充或以其他方式修改）
"Company"	SUPER HI INTERNATIONAL HOLDING LTD., a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022	「本公司」	指	特海国际控股有限公司，一家於2022年5月6日根據開曼群島法律註冊成立的有限公司
"connected person(s)"	has the meaning ascribed to it under the Hong Kong Listing Rules	「關連人士」	指	具有香港上市規則所賦予的涵義
"connected transaction(s)"	has the meaning ascribed to it under the Hong Kong Listing Rules	「關連交易」	指	具有香港上市規則所賦予的涵義
"Controlling Shareholder(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules and unless the context requires otherwise, refers to Mr. ZHANG Yong, Ms. SHU Ping, together with ZY NP LTD, SP NP LTD and NP UNITED HOLDING LTD	「控股股東」	指	具有香港上市規則所賦予的涵義，以及除非文義另有所指，否則指張勇先生、舒萍女士，連同ZY NP LTD、SP NP LTD及NP UNITED HOLDING LTD
"Corporate Governance Code"	Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules	「《企業管治守則》」	指	香港上市規則附錄C1所載《企業管治守則》
"COSO"	Committee of Sponsoring Organizations of the Treadway Commission	「COSO」	指	美國反虛假財務報告委員會下屬的發起人委員會(Committee of Sponsoring Organizations of the Treadway Commission)

年度報告
2024 Annual Report
3

4 特海國際控股有限公司 Super Hi International Holding Ltd. Definition 釋義 “Director(s)” director(s) of the Company “ESOP Platform I” Super Hi Ltd., a company incorporated in the BVI with limited liability and wholly-owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust I, for the purpose of holding the Shares underlying awards granted to the grantees other than Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Platform II” Super Hi International Ltd., a company incorporated in the BVI with limited liability and wholly-owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust II, for the purpose of holding the Shares underlying awards granted to the Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Platforms” the ESOP Platform I and the ESOP Platform II “ESOP Trust I” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by the Company for the benefit of the grantees other than the Directors and other connected persons of the Company pursuant to the Share Award Scheme. Futu Trustee Limited is acting as the trustee “ESOP Trust II” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by the Company for the benefit of the grantees who are Directors or other connected persons of the Company under the Share Award Scheme. Futu Trustee Limited is acting as the trustee 「董事」 指 本公司董事 「ESOP平台I」 指 Super Hi Ltd.，一家 於英屬處女群島註冊 成立的有限公司，由 富途信託有限公司作 為ESOP信託I的受託 人全資擁有及管理， 以持有根據股份獎勵 計劃授予除董事或本 公司任何其他關連人 士以外的承授人的相 關股份獎勵 「ESOP平台 II」 指 Super Hi International Ltd.，一家於英屬處 女群島註冊成立的有 限公司，由富途信託 有限公司作為ESOP 信託II的受託人全資 擁有及管理，以持有 根據股份獎勵計劃授 予董事或本公司任何 其他關連人士的相關 股份獎勵 「ESOP平台」 指 ESOP平台I及ESOP 平台II 「ESOP信託I」 指 特海国际控股有限公 司股份獎勵計劃信託 I，由本公司根據股 份獎勵計劃為除董事 及本公司其他關連人 士以外的承授人利益 而設立的信託。富途 信託有限公司作為受 託人 「ESOP信託 II」 指 特海国际控股有限公 司股份獎勵計劃信託 II，由本公司根據股 份獎勵計劃為董事或 本公司其他關連人士 的承授人利益而設立 的信託。富途信託有 限公司作為受託人

Definition
釋義

"Financial Statements"	the consolidated financial statements of the Group for the year ended December 31, 2024 as audited by Deloitte & Touche LLP	「財務報表」	指	本集團截至2024年12月31日止年度的綜合財務報表(經Deloitte & Touche LLP審核)
"Group"	the Company and its subsidiaries	「本集團」	指	本公司及其附屬公司
"Haidilao International"	Haidilao International Holding Ltd., a company incorporated in the Cayman Islands with limited liability on July 14, 2015 and listed on the Main Board of the Stock Exchange (stock code: 6862)	「海底撈國際」	指	海底捞国际控股有限公司，一家於2015年7月14日在開曼群島註冊成立的有限公司，並於聯交所主板上市(股份代號：6862)
"Haidilao International Group"	Haidilao International together with its subsidiaries	「海底撈國際集團」	指	海底撈國際連同其附屬公司
"Haidilao Singapore"	Hai Di Lao Holdings Pte. Ltd., a private company limited by shares incorporated in Singapore on February 28, 2013 and a wholly-owned subsidiary of the Company	「Haidilao Singapore」	指	Hai Di Lao Holdings Pte. Ltd.，一家於2013年2月28日在新加坡註冊成立的私人股份有限公司，並為本公司的全資附屬公司
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong	「港元」	指	香港法定貨幣港元
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC	「香港」	指	中國香港特別行政區
"Hong Kong Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange	「香港上市規則」	指	聯交所證券上市規則
"IFRS" or "IFRS Accounting Standards"	International Financial Reporting Standards	「國際財務報告準則」或「國際財務報告準則會計準則」	指	國際財務報告準則

年度報告
2024 Annual Report 5

Definition
釋義

"Listing"	the listing of the Company's Shares on the Main Board of the Stock Exchange	「上市」	指	本公司股份於聯交所主板上市
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange	「主板」	指	聯交所營運的證券交易所（不包括期權市場），其獨立於聯交所GEM並與之並行營運
"Master Decoration Project General Contract Service Agreement"	the master decoration project general contract service agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023	「總裝修工程總承包服務協議」	指	本公司與YIZHIHUA（各自為其本身及代表其附屬公司）於2023年10月17日訂立的總裝修工程總承包服務協議
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Hong Kong Listing Rules	「標準守則」	指	香港上市規則附錄C3所載上市發行人董事進行證券交易的標準守則
"NASDAQ"	the Nasdaq Global Select Market in the United States	「納斯達克」	指	美國納斯達克全球精選市場
"New Master Decoration Project Management Service Agreement"	the new Master Decoration Project Management Service Agreement entered into by the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023	「新總裝修工程管理服務協議」	指	本公司與YIZHIHUA（各自為其本身及代表其附屬公司）於2023年10月17日訂立的新總裝修工程管理服務協議
"Nomination Committee"	the nomination committee of the Board	「提名委員會」	指	董事會轄下的提名委員會
"Offering"	the offering of ADSs in the United States by the Company, including the exercise of the over-allotment option	「發售」	指	本公司於美國發售美國存託股份，包括行使超額配股權
"Remuneration Committee"	the remuneration committee of the Board	「薪酬委員會」	指	董事會轄下的薪酬委員會

6 特海国际控股有限公司
Super Hi International Holding Ltd.

Definition
釋義

"Renewed Yihai Master Purchase Agreement"	the Renewed Yihai Master Purchase Agreement entered into by the Company and Yihai (each for itself and on behalf of its subsidiaries) on October 17, 2023	「重續頤海總購買協議」	指	本公司與頤海（各自為其本身及代表其附屬公司）於2023年10月17日訂立的重續頤海總購買協議
"Renminbi" or "RMB"	Renminbi yuan, the lawful currency of the PRC	「人民幣」	指	中國法定貨幣人民幣元
"Reporting Period"	the year ended December 31, 2024	「報告期」	指	截至2024年12月31日止年度
"Rose Trust"	a discretionary trust set up by Ms. SHU Ping with UBS Trustees (B.V.I.) Limited acting as trustee	「Rose Trust」	指	由舒萍女士與UBS Trustees (B.V.I.) Limited（作為受託人）設立的全權信託
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time	「證券及期貨條例」	指	香港法例第571章證券及期貨條例（經不時修訂、補充或以其他方式修改）
"SGX"	The Singapore Exchange Limited	「新交所」	指	新加坡交易所有限公司
"Share Award Scheme"	the share award scheme adopted by the Company on June 24, 2022, as amended from time to time	「股份獎勵計劃」	指	本公司於2022年6月24日採納的股份獎勵計劃（經不時修訂）
"Share(s)"	ordinary share(s) in the share capital of the Company with a nominal value of US$0.000005 each	「股份」	指	本公司股本中每股面值0.000005美元的普通股
"Shareholder(s)"	shareholder(s) of the Company	「股東」	指	本公司股東

年度報告
2024 Annual Report
7

Definition
釋義

"Sichuan Haidilao"	Sichuan Haidilao Catering Co., Ltd., a limited company incorporated in the PRC on April 16, 2001 and a connected person of the Company, which is owned as to 50.00% by Jianyang Jingyuan Investment Co., Ltd., 25.50% by Mr. ZHANG Yong, 8.00% by Ms. SHU Ping, 8.00% by Mr. Sean SHI, 8.00% by Ms. Hailey LEE, 0.20% by Ms. June YANG Lijuan, 0.10% by Mr. GOU Yiqun, 0.10% by Mr. YUAN Huaqiang, 0.06% by Mr. CHEN Yong and 0.04% by Mr. YANG Bin as of the date of this annual report, and its predecessor (as the case maybe), and a connected person of the Company	「四川海底撈」	指	四川海底撈餐飲股份有限公司，一家於2001年4月16日在中國註冊成立的有限公司，截至本年報日期分別由簡陽市靜遠投資有限公司、張勇先生、舒萍女士、施永宏先生、李海燕女士、楊利娟女士、苟軼群先生、袁華強先生、陳勇先生及楊賓先生持有50.00%、25.50%、8.00%、8.00%、8.00%、0.20%、0.10%、0.10%、0.06%及0.04%，及其前身(視情況而定)，並為本公司的關連人士
"Stock Exchange"	The Stock Exchange of Hong Kong Limited	「聯交所」	指	香港聯合交易所有限公司
"subsidiary(ies)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「附屬公司」	指	具有香港上市規則所賦予的涵義
"Super Hi Customized Products"	the hot pot soup flavoring and Chinese-style compound condiment products, which are primarily the signature soup bases, supplied by Yihai Group and manufactured using formulae owned by the Group for use at the hot pot restaurants	「特海專用產品」	指	頤海集團供應的火鍋底料及中式複合調味品(主要為招牌底料)，採用本集團擁有的配方生產，在火鍋店使用
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction	「美國」	指	美利堅合眾國、其領土和屬地、受其司法管轄的所有地區
"US$" or "USD"	United States dollars, the lawful currency of the United States	「美元」	指	美國法定貨幣美元

8 特海国际控股有限公司 Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 9 Definition 釋義 “Yihai” Yihai International Holding Ltd., a company incorporated in the Cayman Islands with limited liability on October 18, 2013 and listed on the Main Board of the Stock Exchange (stock code: 1579), and a connected person of the Company “Yihai Group” Yihai together with its subsidiaries “Yihai Retail Products” the hot pot soup flavoring, hot pot dipping sauce and Chinese-style compound condiment products supplied by Yihai Group using formulae owned by the Yihai Group for display and retail sale at the hot pot restaurants “%” percentage 「頤海」 指 頤海國際控股有限公 司，一家於2013年 10月18日在開曼群 島註冊成立的有限責 任公司，其於聯交 所主板上市（股份代 號：1579），並為本 公司的關連人士 「頤海集團」 指 頤海連同其附屬公司 「頤海零售產 品」 指 頤海集團供應的火鍋 底料、火鍋蘸料及中 式複合調味品，採用 頤海集團擁有的配 方，在火鍋店陳列及 零售 「%」 指 百分比

Corporate Information
公司資料

BOARD OF DIRECTORS
董事會

Chairlady and Non-executive Director
主席兼非執行董事

Ms. SHU Ping
舒萍女士

Executive Directors
執行董事

Ms. June YANG Lijuan (*appointed on July 1, 2024*)
Mr. LI Yu
Ms. LIU Li
Mr. WANG Jinping *(resigned on July 1, 2024)*

楊利娟女士(*於2024年7月1日獲委任*)
李瑜先生
劉麗女士
王金平先生(*於2024年7月1日辭任*)

Independent Non-executive Director
獨立非執行董事

Mr. TAN Kang Uei, Anthony
Mr. TEO Ser Luck
Mr. LIEN Jown Jing Vincent

陳康威先生
張思樂先生
連宗正先生

AUDIT COMMITTEE
審計委員會

Mr. TEO Ser Luck *(Chairman)*
Mr. TAN Kang Uei, Anthony
Mr. LIEN Jown Jing Vincent

張思樂先生(*主席*)
陳康威先生
連宗正先生

REMUNERATION COMMITTEE
薪酬委員會

Mr. LIEN Jown Jing Vincent *(Chairman)*
Mr. TAN Kang Uei, Anthony
Mr. TEO Ser Luck
Ms. SHU Ping

連宗正先生(*主席*)
陳康威先生
張思樂先生
舒萍女士

NOMINATION COMMITTEE
提名委員會

Ms. SHU Ping *(Chairlady)*
Mr. TEO Ser Luck
Mr. LIEN Jown Jing Vincent
Mr. TAN Kang Uei, Anthony

舒萍女士(*主席*)
張思樂先生
連宗正先生
陳康威先生

10 特海国际控股有限公司 Super Hi International Holding Ltd.

Corporate Information
公司資料

COMPANY SECRETARIES

Ms. QU Cong
Mr. CHENG Ching Kit

AUTHORIZED REPRESENTATIVES

Ms. SHU Ping
Ms. QU Cong

AUDITOR

Deloitte & Touche LLP
Public Accountants and Chartered Accountants
6 Shenton Way, OUE Downtown 2 #33-00
Singapore 068809

LEGAL ADVISOR

Kirkland & Ellis
26/F, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

REGISTERED OFFICE

Cricket Square
Hutchins Drive
PO Box 2681
Grand Cayman, KY1-1111
Cayman Islands

公司秘書

瞿驄女士
鄭程傑先生

授權代表

舒萍女士
瞿驄女士

核數師

Deloitte & Touche LLP
執業會計師及特許會計師
6 Shenton Way, OUE Downtown 2 #33-00
Singapore 068809

法律顧問

凱易律師事務所
香港
皇后大道中15號
置地廣場
告羅士打大廈26樓

註冊辦事處

Cricket Square
Hutchins Drive
PO Box 2681
Grand Cayman, KY1-1111
Cayman Islands

年度報告
2024 Annual Report
11

12 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Information 公司資料 HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN SINGAPORE 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 PRINCIPAL PLACE OF BUSINESS IN HONG KONG 40th Floor Dah Sing Financial Centre No. 248 Queen’s Road East Wanchai Hong Kong HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong INVESTOR RELATIONS Email: superhi_ir@superhi-inc.com WEBSITE www.superhiinternational.com STOCK CODE 9658 NASDAQ TICKER SYMBOL HDL 總部及新加坡主要營業地點 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 香港主要營業地點 香港 灣仔 皇后大道東248號 大新金融中心 40樓 香港證券登記處 香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心17樓 1712-1716號舖 投資者關係 電郵：superhi_ir@ superhi-inc.com 網站 www.superhiinternational.com 股份代號 9658 納斯達克股票代碼 HDL

Five-Year Performance Review
五年業績回顧

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
簡明綜合損益及其他全面收益表

		For the year ended December 31, 截至12月31日止年度				
		2024 **2024年**	2023 2023年	2022 2022年	2021 2021年	2020 2020年
		(US$'000, except indicated otherwise) *(千美元，除另有指明外)*				
Revenue	收入	**778,308**	686,362	558,225	312,373	221,411
Profit (Loss) before tax	稅前溢利(虧損)	**33,243**	33,107	(32,230)	(149,592)	(51,746)
Profit (Loss) for the year	年內溢利(虧損)	**21,399**	25,257	(41,263)	(150,752)	(53,760)
Profit (Loss) per share (Basic and diluted) *(US$)*	每股溢利(虧損)(基本及攤薄)*(美元)*	**0.04**	0.05	(0.07)	(0.27)	(0.10)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
簡明綜合財務狀況表

		As of December 31, 於12月31日				
		2024 **2024年**	2023 2023年	2022 2022年	2021 2021年	2020 2020年
		(US$'000) *(千美元)*				
Non-current assets	非流動資產	**361,198**	357,921	422,716	419,991	472,925
Current assets	流動資產	**323,227**	218,962	153,396	206,732	128,660
Total Assets	資產總額	**684,425**	576,883	576,112	626,723	601,585
Non-current liabilities	非流動負債	**194,196**	176,191	216,845	217,761	215,830
Current liabilities	流動負債	**128,568**	128,571	117,230	596,144	452,725
Total Liabilities	負債總額	**322,764**	304,762	334,075	813,905	668,555
Total Equity (Deficits)	權益(虧絀)總額	**361,661**	272,121	242,037	(187,182)	(66,970)

年度報告 2024 Annual Report 13

Chairlady's Statement
主席報告

I am pleased to present our annual report for the year ended December 31, 2024 to the Shareholders.

In 2024, we continued to explore development opportunities in international markets, consistently building up and refining operational capabilities across diverse customer bases in different countries. As we expanded our business scale, we also improved our efficiency and achieved stable and robust results of operations. For the year ended December 31, 2024, we recorded revenue of US$778.3 million, reflecting a 13.4% increase from US$686.4 million for the year ended December 31, 2023. We consistently strengthened our management capabilities to address cost pressures. Our income from operation margin in 2024 was 6.8%, representing a slight increase from 6.3% in 2023. Our net profit was US$21.4 million, representing a decrease from 2023 due to foreign exchange fluctuations.

We maintained a cautious approach to global restaurant expansion, and implemented a "bottom-up" strategy where regional managers are responsible for new restaurant openings. In 2024, we opened a total of 10 new restaurants. Meanwhile, we continuously optimized our restaurant footprint and made adjustments as needed. In 2024, we closed 3 restaurants in Southeast Asia. As of December 31, 2024, we operated 122 Haidilao restaurants across 14 countries, with 73 in Southeast Asia, 19 in East Asia, 20 in North America, and 10 in other regions.

Benefiting from the continuous advancement in quality and management capabilities of Haidilao restaurants, the restaurant level operating margin in 2024 was 10.1%, representing an increase from 9.0% in 2023. During the Reporting Period, the average table turnover rate of Haidilao restaurants was 3.8 times per day, and the average same store table turnover rate reached 3.9 times per day, both representing an increase of 0.3 times per day compared to last year.

We also actively explored various business forms. In 2024, we officially launched the "Pomegranate plan", with the vision of establishing our Group as a leading global comprehensive catering service group. In addition to our existing secondary brands like Hao Noodle, Halal Hot Pot (清真火鍋), and Hi Noodle (嗨一碗), we are exploring innovative business forms including but not limited to barbecue, specialty hot pot, and fast food.

本人欣然向各位股東提呈我們截至2024年12月31日止年度的年報。

2024年，我們持續在海外市場探索發展，在不同國家客群之間持續積累並打磨經營能力。在規模增長的同時實現效率提升，並取得穩步踏實的經營成果。截至2024年12月31日年度，我們實現全年整體收入778.3百萬美元，較截至2023年12月31日年度的686.4百萬美元增長13.4%。我們持續提升管理能力，以此平衡成本壓力。我們的公司經營溢利率在全年實現6.8%，較去年的6.3%略微上升；受匯兑影響，税後淨利潤為21.4百萬美元，同比去年減少。

我們在全球依然保持著相對審慎的拓店態度，以「自下而上」的策略由大區經理主責開店，2024年全年新開店共10家。同時，我們持續優化門店網絡佈局，並選擇恰當時機進行調整，2024年在東南亞關閉了3家門店。截至2024年12月31日，我們共在14個國家經營122家海底撈餐廳，其中73家位於東南亞地區，19家位於東亞地區，20家位於北美地區，及10家位於其他地區。

得益於海底撈餐廳質量與管理經營能力的持續提升，2024年海底撈餐廳層面經營溢利率為10.1%，較去年9.0%有所提升。報告期內，海底撈餐廳平均翻檯率為3.8次／天，同店平均翻檯率為3.9次／天，均較去年提升0.3次／天。

我們亦積極探索不同業態經營，於2024年正式推行「紅石榴計劃」，旨在將本集團打造為領先的全球化綜合餐飲集團。除了Hao Noodle、清真火鍋、嗨一碗等原有第二品牌以外，我們還在探索包括但不限於燒烤、有料火鍋、各類快餐等業態。

14 特海国际控股有限公司
Super Hi International Holding Ltd.

Chairlady's Statement
主席報告

BUSINESS REVIEW

Looking back at 2024, our deeper engagement with overseas markets has brought to light the growing complexities and challenges associated with them. On one hand, overseas customer groups differ from domestic ones, presenting a primary challenge in effectively enhancing both product localization and the localization of key personnel. On the other hand, development across various overseas markets has progressed unevenly. Maintaining precise management in established markets while simultaneously scaling operations in emerging markets poses a challenge to our international management capabilities.

We continuously enhance our service quality and are committed to providing dining experiences exceeding our customers' expectations. We have organized creative events aligned with regional popular trends, including the "Haidilao Friendship Bracelet Beading Workshop (海底撈友誼手鏈串珠工坊)" in Singapore, late-night marketing campaigns during the "European Cup" in the UK and Vietnam, and the "Gathering with Haidilao and Honor of Kings (海底撈王者匯)" co-hosted by our North America branch and "Honor of Kings (王者榮耀)", among others. During peak periods and holidays, we implemented dynamic operational strategies in our restaurants by adjusting business hours, optimizing staff utilization, and diversifying our menus. These initiatives allowed us to deliver efficient, high-quality dining experiences while accommodating a large number of customers.

In 2024, we launched new products for more than 1,000 times globally. Products like Haidilao Beef in Singapore, Beef Sirloin Slices in the UK, the Fish & Shrimp Duo Platter (有魚有蝦) in the U.S., and Pork Tripe and Pepper Soup Base and Golden Fish Soup with Pickled Cabbage in Japan, have been well received by local customers. Leveraging our understanding of local markets, we have established a "click rate – coverage rate – gross profit margin" data evaluation system to optimize and eliminate homogeneous product offerings, as well as to enhance supply chain efficiency. During the past year, the research and development capabilities and quality control abilities of our product team have been further enhanced. We have also incorporated ingredient traceability into the restaurant's yellow card (product preparation standards of process) inspections. We also enhanced our supplier grading system and implemented strict controls over the origin and quality of raw materials. By empowering every stage in the supply chain to intercept substandard products, we have fostered a quality culture with layered responsibility, providing customers with dishes that deliver superior quality at a reasonable price.

業務回顧

回顧2024年，隨著我們對海外各市場的管理更加深入，海外市場的複雜和挑戰也逐漸凸顯。一方面，海外客群與國內不同，如何有效加強產品本地化及骨幹員工本地化是首要課題。另一方面，海外各市場的發展進度並不均衡，在成熟的市場維持精細化管理，同時在新興市場不斷提升運營規模，都是對我們跨國管理能力的考驗。

我們致力於不斷提升服務質量，並給顧客提供超出預期的用餐體驗。我們結合地區流行趨勢，策劃創意活動，例如在新加坡的「海底撈友誼手鏈串珠工坊」；在英國及越南於「歐洲杯」期間的夜宵營銷；北美海底撈與王者榮耀舉辦的「海底撈王者匯」活動等；在旺季和節日期間，我們實施動態運營策略，包括靈活調整營業時間、合理用工以及豐富菜單。通過這些措施，我們確保在接待大量顧客的同時為消費者提供高效、優質的用餐體驗。

2024年，我們全球產品上新超過1,000次，諸如新加坡上架的撈派肥牛(Haidilao Beef)、英國上架的鮮切吊龍牛肉(Beef Sirloin Slices)、美國上架的「有魚有蝦」(Fish & Shrimp Duo Platter)、日本上架的豬肚胡椒鍋底(Pork Tripe and Pepper Soup Base)、金湯酸菜魚鍋底(Golden Fish Soup with Pickled Cabbage)等均受到當地消費者青睞。基於對本地消費市場的理解，我們建立「點擊率－覆蓋率－毛利率」數據評估體系，優化、淘汰同質化產品，進一步強化供應鏈。本年內，我們產品團隊的研發、質量控制能力均得到了進一步提升。我們將原料溯源納入到餐廳黃卡(產品出品流程標準)檢查中，強化供應商分級並對原材料的產地、品質加以管控。我們授權供應鏈每個環節均可對不合格品實施攔截，形成層層負責的質量文化，為顧客提供更具質價比的菜品。

年度報告
2024 Annual Report
15

Chairlady's Statement
主席報告

In 2024, we continuously enhanced member loyalty through our digital operating system, with a focus on two key areas: user reactivation and member experience upgrade. We implemented layered outreach to customer groups who had not visited our stores for a period of time, combined with dynamic promotions to drive member visits, resulting in a significant increase in member login rates compared to the previous year. By the end of 2024, the number of overseas Haidilao members exceeded 6 million, representing a growth of over 40% from 2023. To enhance the member experience, we consistently optimized our points rewards system and strengthened our interactions with high-level members to enhance their sense of value. In October 2024, we launched a digital restaurant dashboard globally, allowing restaurants to receive real-time updates on member visits and to provide personalized services during key milestones such as birthdays and anniversaries.

2024年，我們持續通過數字化體系運營提升會員黏性。重點圍繞用戶喚醒與會員體驗升級兩大方向。對一段時間內未到店客群分層觸達，結合動態優惠拉動會員到店消費，促使會員登錄率較上年有明顯提升。截至2024年底，海外海底撈會員人數已突破600萬人，較2023年增長超過40%。在完善會員體驗方面，我們持續優化積分權益體系並增強與高等級會員的交互，提升會員價值感。2024年10月，數字化門店看板在全球上線，助力門店實時獲取會員到店動態，並在生日、到店里程碑等關鍵節點為顧客提供定制化服務。

In terms of organizational capacity building, we maintained the principle of "aligned interests and disciplined management". To achieve our goal of establishing a clear authority system while motivating employee efforts, we continued exploring the "mini-combat unit (劃小作戰單元)" management model, strengthening both the cohesion and execution capabilities of frontline teams, unifying responsibility system, and cultivating a sense of business ownership awareness among key restaurant staff. Furthermore, while upholding the concept of "aligned interests", we enhanced employee motivation by setting long-term and short-term development goals through initiatives like the "backbone climbing chart (骨幹爬山圖)", thus effectively enriching our pool of backup talents. In terms of family-like caring approach, we insisted managers "care for employees as much as they care for customers." By optimizing employee benefits and improving living standards, we have created an environment where employees feel valued and supported while also respecting their professional dignity.

在組織能力建設方面，我們依然堅持「連住利益，鎖住管理」— 既要構建清晰的權責體系，更要激發員工努力程度。為此，我們持續探索「劃小作戰單元」管理模式，同步提升基層團隊凝聚力與執行力，統一權責體系，培養餐廳骨幹員工的經營責任意識。其次，保持「連住利益」的同時加強精神激勵，通過「骨幹爬山圖」為員工制定長期與短期的發展目標，充分培養後備人才。在親情化關懷層面，我們堅持管理者要「像關注顧客一樣關注員工」，通過優化員工福利、提升生活保障等措施讓員工在獲得職業尊嚴的同時感受親情化關懷。

With the ongoing development of the "mini-combat unit" and "employee activation" initiatives, we have witnessed significant improvements in employees' operational capabilities and service excellence. We have reinforced that each customer interaction should convey warmth, cultivating a deep connection between service staff and customers. From understanding customers' dining preferences before dining to addressing potential needs during dining, such as providing children's utensils or arranging surprise birthday celebrations, we have created standardized service response plans. Moreover, we encouraged restaurants to identify "touching cases" within the service process, selecting the most heartfelt service practices to facilitate the sharing and reuse of successful experiences.

隨著「劃小作戰單元」與「員工激活」的持續深入，員工的業務能力與服務品質有明顯精進。我們要求每個服務觸點都承載溫度，深度綁定服務人員與顧客的鏈接。從顧客就餐前的場景偏好到用餐過程中的潛在需求，如兒童餐具提供、生日驚喜策劃等，形成標準化服務情景應對方案；同時鼓勵門店發掘服務過程中的「感動案例」，遴選最具溫度的服務實踐，實現經驗複用。

16 特海国际控股有限公司
Super Hi International Holding Ltd.

Chairlady's Statement
主席報告

The "Pomegranate plan" is also undergoing steady implementation. We have established an innovation and entrepreneurship incentive system for internal employees who demonstrate strong management capabilities and innovative spirit, and have formed a dedicated backend support team providing assistance in various aspects including market research, product development, and operational management. We are exploring innovative business forms including but not limited to barbecue, specialty hot pot, and fast food. Through this plan, we aim to combine our management capabilities with overseas features to create a brand-new customer experience and continue to expand our market share in the overseas dining market.

「紅石榴計劃」也在穩步推行中，我們為具備良好管理能力、創新精神的內部員工，建立了創新創業激勵制度，並組建了專門的後端支持團隊，從市場調研、產品研發、管理運營等各方面提供支持，正在探索包括但不限於燒烤、有料火鍋、各類快餐等業態。我們希望通過該計劃，將海底撈的管理能力與海外特色結合起來，碰撞出全新的消費體驗，持續擴大特海國際在海外餐飲市場份額。

FINANCIAL REVIEW

In 2024, the Group recorded revenue of US$778.3 million, representing an increase of 13.4% from US$686.4 million in 2023. The revenue from Haidilao restaurant operations increased by 13.0% year-on-year, and the same-store revenue increased by 7.1%, primarily due to (i) the increase in table turnover rate resulting from our continuous enhancement of restaurant operation capabilities. During the Reporting Period, the average table turnover rate of Haidilao restaurants was 3.8 times per day and the average same store table turnover rate was 3.9 times per day, both representing an increase of 0.3 times per day compared to last year; and (ii) our effective expansion and optimal adjustment of restaurant network. In 2024 we opened a total of 10 new restaurants. We also closed 3 restaurants in Southeast Asia. In addition to Haidilao restaurant operations, we also actively explored new revenue streams during the past year. On one hand, we strengthened our partnerships with various delivery platforms, driving a 15.3% increase in revenue from delivery business. On the other hand, we endeavored to improve our product capability and ability to incubate innovative business forms under the Pomegranate plan, resulting in an increase of 27.9% in other revenue as compared to last year.

During the Reporting Period, the restaurant level operating margin was 10.1%, representing an increase of 1.1 percentage points compared to the same period last year. During the Reporting Period, the Group recorded income from operation of US$53.3 million, representing an increase of 23.7% compared to US$43.1 million for the same period last year. In 2024, the income from operation margin was 6.8%, representing an increase of 0.5 percentage points compared to the same period last year. These changes were mainly attributable to an increase in our revenue with economies of scale driving optimization of operating expenses, as well as an improvement in gross profit margin driven by supply chain optimization.

財務回顧

在2024年，本集團錄得營業收入778.3百萬美元，較2023年的686.4百萬美元增長13.4%；我們的海底撈餐廳整體收入同比提升13.0%，同店收入實現7.1%的增長。這些增長主要源於：(i)我們持續提升餐廳運營能力促使翻檯率提升，報告期內，海底撈餐廳平均翻檯率為3.8次／天，同店平均翻檯率為3.9次／天，均較去年提升0.3次／天；及(ii)有效擴大和合理調整餐廳網絡，全年新開店共10家。同時在東南亞關閉了3家門店。在做好海底撈餐廳經營之外，本公司今年也積極開拓收入來源，一方面加強與各地配送平台合作，驅動外賣收入增長15.3%；另一方面努力提升產品力以及紅石榴計劃下的創新業態孵化能力，推動其他收入較去年提升27.9%。

本報告期內，海底撈餐廳層面經營溢利率為10.1%，較去年同期提升1.1個百分點。報告期內，本集團錄得經營溢利53.3百萬美元，相較去年同期43.1百萬美元，提升23.7%。2024年全年經營溢利率為6.8%，較去年同期提升0.5個百分點。該等變動主要是因為：今年收入較去年有所提升，規模效應驅動運營費用優化，此外隨著供應鏈優化，毛利率較去年有所提升。

年度報告
2024 Annual Report 17

Chairlady's Statement
主席報告

During the Reporting Period, the Group recorded a net profit of US$21.4 million, compared to the net profit of US$25.3 million for last year. Our net profit was subject to the same factors that affected our income from operation discussed above, while being further impacted by the increase in net foreign exchange loss of US$14.7 million, mainly driven by the foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar.

本報告期內，本集團錄得淨利潤21.4百萬美元，而去年淨利潤為25.3百萬美元。我們的淨利潤受上述影響我們經營收益的相同因素的影響，同時受到匯兌虧損淨額增加14.7百萬美元的進一步影響，這主要受外匯波動（尤其是當地貨幣兌美元貶值）所推動。

FUTURE PROSPECT

未來前景

To further enhance the global recognition and brand image of the Haidilao brand, the Company successfully listed on NASDAQ in May 2024. The Board hereby sincerely thanks all shareholders and business partners for their support, and also expresses gratitude to all employees and customers. Looking forward to the future, we will continue to adhere to our localized development strategy to develop the Group into a multi-brand chain catering enterprise:

- continue to enhance the dining experience of customers by constantly optimizing service capabilities, providing new products, and improving dining environment, offering more value-added services to the customers;
- continue to expand the restaurant network, including proactively seeking potential restaurant locations in the countries where the Group has business operations, as well as entering new markets whenever opportunities arise. We will continue to uphold the "bottom-up" approach to opening restaurants and maintain steady development;
- continue to improve internal management capabilities. On one hand, we will improve services and products, reasonably adjust dish prices, and implement appropriate marketing activities to enhance customer satisfaction and expand our customer base; on the other hand, we will continuously diagnose and improve store management gaps, reasonably control costs and expenses, improve employee efficiency, and actively seek more favorable external business cooperation terms to optimize our cost structure; and
- strictly adhere to and implement the "Pomegranate plan", proactively developing the secondary business forms through incubation, exploration and strategic acquisitions, among others, to further enrich our business offerings and customer base.

為了進一步提升海底撈品牌在全球的知名度及品牌形象，本公司於2024年5月成功於納斯達克交易所上市。在此，董事會衷心感謝所有股東及業務夥伴的支持，亦向全體員工及顧客朋友表示感謝。展望未來，我們將繼續堅持本地化發展戰略，努力將本集團發展為多品牌連鎖經營餐飲集團：

- 持續提升海底撈的就餐體驗，包括不斷精進服務能力、煥新產品及改善用餐環境等，為顧客進一步提供增值服務；
- 繼續擴大餐廳網絡，包括在已進入的國家積極尋找潛在的餐廳點位，同時擇機進入新市場。我們將依然堅持「自下而上」的開店原則，保持穩健發展；
- 繼續提升內部管理水平，一方面通過提升服務和產品、合理調整菜品售價、採取適當的營銷活動等方式提升顧客滿意度，擴大顧客基礎；另一方面持續診斷和改進門店的管理漏洞，合理控制成本和費用、提升用人效率、並積極爭取更加優惠的外部商務合作條件等，優化成本結構；及
- 堅決執行和貫徹「紅石榴計劃」，積極發展第二業態，包括但不限於孵化、探索、策略性收購等方式，進一步豐富業務和顧客基礎。

18 特海国际控股有限公司 Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Revenue

The Group generated revenue from (i) Haidilao restaurant operations; (ii) delivery business; and (iii) others, primarily consisting of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group's revenue amounted to US$778.3 million in 2024, representing an increase of 13.4% from US$686.4 million in 2023, primarily driven by an increase of US$86.1 million in revenue from Haidilao restaurant operations.

Haidilao Restaurant Operation

The Group's revenue from Haidilao restaurant operations amounted to US$747.3 million in 2024, representing an increase of 13.0% from US$661.2 million in 2023. This increase was mainly due to (i) the enhanced Haidilao restaurant operations driven by improved table turnover rates and customer traffic growth through our continuous efforts; and (ii) the continued strategic expansion of our business network throughout 2024.

收入

本集團收入來自(i)海底撈餐廳經營；(ii)外賣業務；及(iii)其他，主要包括來自向當地顧客及零售商銷售火鍋調味品及海底撈品牌及子品牌的食品的收入。

於2024年，本集團的收入為778.3百萬美元，較2023年的686.4百萬美元增加13.4%，主要由於來自海底撈餐廳經營的收入增加86.1百萬美元。

海底撈餐廳經營

於2024年，本集團來自海底撈餐廳經營的收入為747.3百萬美元，較2023年的661.2百萬美元增加13.0%。該增加主要是由於(i)通過我們的持續努力，翻檯率有所提升，客流量增加，受此推動，海底撈餐廳的經營得到提升；及(ii)我們於整個2024年的業務網絡持續進行戰略擴張。

年度報告
2024 Annual Report
19

Management Discussion and Analysis
管理層討論與分析

Haidilao Restaurant Network

As of December 31, 2024, we had expanded our restaurant network to 122 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operation by geographic region as of the dates indicated or for the years indicated:

海底撈餐廳網絡

截至2024年12月31日，我們已將餐廳網絡擴大到亞洲、北美洲、歐洲及大洋洲14個國家的122家餐廳。下表概述截至所示日期或於所示年度按地理區域劃分的海底撈餐廳數量及海底撈餐廳經營收入明細：

		As of/For the year ended December 31, 截至12月31日／截至該日止年度									
		2024 2024年					2023 2023年				
		Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]	Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]
		(US$'000, except number of restaurants and percentages) (千美元，餐廳數量及百分比除外)					(US$'000, except number of restaurants and percentages) (千美元，餐廳數量及百分比除外)				
Southeast Asia	東南亞	73	59.8%	405,429	54.3%	5,554	70	60.9%	368,457	55.7%	5,264
East Asia	東亞	19	15.6%	93,900	12.6%	4,942	17	14.8%	79,134	12.0%	4,655
North America	北美洲	20	16.4%	158,131	21.2%	7,907	18	15.7%	134,129	20.3%	7,452
Others[1]	其他[1]	10	8.2%	89,836	11.9%	8,984	10	8.6%	79,442	12.0%	7,944
Total	**總計**	**122**	**100.0%**	**747,296**	**100.0%**	**6,125**	115	100.0	661,162	100.0%	5,749

Notes:

(1) Includes Australia, the United Kingdom and the United Arab Emirates.

(2) Calculated by dividing revenue generated from Haidilao restaurant operation in the region by the number of Haidilao restaurants as of years end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

附註：

(1) 包括澳大利亞、英國及阿拉伯聯合酋長國。

(2) 按該地區海底撈餐廳經營所產生的收入除以截至年末的海底撈餐廳數量計算。因此，每家餐廳平均收入並未計及每家餐廳不同的營業日數。

20 特海国际控股有限公司 Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Haidilao Restaurant Performance

海底撈餐廳業績

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the years indicated:

下表載列於所示年度按地理區域劃分的海底撈餐廳若干關鍵績效指標：

		For the year ended December 31, 截至12月31日止年度	
		2024 2024年	2023 2023年
Total guest visits *(million)*	**總客流量*（百萬人次）***		
Southeast Asia	東南亞	**20.7**	18.8
East Asia	東亞	**3.3**	2.9
North America	北美洲	**3.7**	3.0
Others(1)	其他(1)	**2.2**	2.0
Overall	**整體**	**29.9**	26.7
Average table turnover rate(2) *(times/day)*	**平均翻檯率(2)*（次／天）***		
Southeast Asia	東南亞	**3.7**	3.5
East Asia	東亞	**4.4**	3.6
North America	北美洲	**4.1**	3.7
Others(1)	其他(1)	**3.9**	3.8
Overall	**整體**	**3.8**	3.5
Average spending per guest(3) *(US$)*	**顧客人均消費(3)*（美元）***		
Southeast Asia	東南亞	**19.6**	19.5
East Asia	東亞	**28.3**	27.8
North America	北美洲	**42.3**	45.3
Others(1)	其他(1)	**41.6**	40.2
Overall	**整體**	**25.0**	24.8
Average daily revenue per restaurant(4) *(US$'000)*	**每家餐廳平均每日收入(4)*（千美元）***		
Southeast Asia	東南亞	**15.7**	15.0
East Asia	東亞	**17.1**	12.9
North America	北美洲	**22.0**	20.4
Others(1)	其他(1)	**24.9**	23.6
Overall	**整體**	**17.7**	16.3
Income from operation margin(5) *(%)*	**經營溢利率(5)*(%)***	**6.8**	6.3
Restaurant level operating margin(6) *(%)*	**餐廳層面經營溢利率(6)*(%)***	**10.1**	9.0

年度報告
2024 Annual Report
21

22 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Notes: (1) Include Australia, the United Kingdom and the United Arab Emirates. (2) Calculated by dividing the total number of tables served for the years by the product of total Haidilao restaurant operation days for the years and the average table count during the years. (3) Calculated by dividing gross revenue of Haidilao restaurant operation for the years by total guests served for the years. (4) Calculated by dividing the revenue of Haidilao restaurant operation for the years by the total Haidilao restaurant operation days of the years in the same geographic region. (5) Calculated by income from operation divided by total revenue. Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense. (6) Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers. 附註： (1) 包括澳大利亞、英國及阿拉伯聯合酋長 國。 (2) 按年內服務總桌數除以年內海底撈餐廳 總營業日數及年內平均餐桌數之乘積計 算。 (3) 按年內海底撈餐廳經營的總收入除以年 內服務顧客總數計算。 (4) 按年內海底撈餐廳經營的收入除以年內 相同地理區域海底撈餐廳總營業日數計 算。 (5) 按經營收益除以總收入計算。經營收益 按年內收益（不包括利息收入）、財務成 本、因重新計量並非以功能貨幣計值的 結餘而產生的未變現外匯差額、按公允 值計入損益的金融資產產生的收益淨額 及所得稅開支計算。 (6) 按餐廳層面經營溢利除以餐廳層面收入 計算。餐廳層面經營溢利是通過自餐 廳層面收入扣除若干餐廳層面成本及開 支計算得出，包括(i)餐廳層面開支，其 中包括各地區的餐廳層面原材料及易耗 品成本、餐廳層面員工成本、餐廳層面 物業租金及相關開支、餐廳層面水電開 支、餐廳層面折舊及攤銷、餐廳層面差 旅及通訊開支以及其他餐廳層面開支， 包括開業前開支；及(ii)各地區產生的管 理費。餐廳層面原材料及易耗品成本包 括海底撈餐廳內所用的中央廚房相關食 材及易耗品成本，以及直接從供應商採 購的食材及易耗品成本。

Management Discussion and Analysis
管理層討論與分析

Same Store Sales

The following table sets forth details of our same store sales of Haidilao restaurants by geographic region as of the dates indicated or for the years indicated:

同店銷售

下表載列我們截至所示日期或所示年度按地理區域劃分的海底撈餐廳同店銷售詳情：

		As of/For the year ended December 31, 截至12月31日／截至該日止年度	
		2024 2024年	2023 2023年
Number of same stores(2)	**同店數量**(2)		
Southeast Asia	東南亞	**60**	
East Asia	東亞	**13**	
North America	北美洲	**18**	
Others(1)	其他(1)	**7**	
Overall	**整體**	**98**	
Same store sales(3) ***(US$'000)***	**同店銷售額**(3)***（千美元）***		
Southeast Asia	東南亞	**360,213**	348,237
East Asia	東亞	**79,970**	65,545
North America	北美洲	**147,834**	135,311
Others(1)	其他(1)	**65,974**	61,599
Overall	**整體**	**653,991**	610,692
Average same store sales per day(4) ***(US$'000)***	**同店平均日銷售額**(4) ***（千美元）***		
Southeast Asia	東南亞	**16.4**	16.0
East Asia	東亞	**16.8**	13.9
North America	北美洲	**22.4**	20.6
Others(1)	其他(1)	**26.1**	24.4
Overall	**整體**	**18.3**	17.1
Average spending per guest *(US$)*	**顧客人均消費*（美元）***		
Southeast Asia	東南亞	**19.4**	19.8
East Asia	東亞	**28.5**	27.9
North America	北美洲	**43.3**	45.7
Others(1)	其他(1)	**43.0**	40.8
Overall	**整體**	**24.9**	25.1
Average same store table turnover rate(5) ***(times/day)***	**同店平均翻檯率**(5) ***（次／天）***		
Southeast Asia	東南亞	**3.8**	3.6
East Asia	東亞	**4.3**	3.6
North America	北美洲	**4.1**	3.7
Others(1)	其他(1)	**3.9**	3.7
Overall	**整體**	**3.9**	3.6

年度報告 2024 Annual Report 23

Management Discussion and Analysis
管理層討論與分析

Notes:

(1) Includes Australia and the United Kingdom.

(2) Includes restaurants that commenced operations prior to the beginning of the years under comparison, remained open as of December 31, 2024 and opened for more than 300 days both in 2023 and 2024.

(3) Refers to the gross revenue of Haidilao restaurant operation at the same stores for the years indicated.

(4) Calculated by dividing the gross revenue of Haidilao restaurant operation at the same stores for the years by the total Haidilao restaurant operation days at the same stores for the years.

(5) Calculated by dividing the total tables served for the years by the product of total Haidilao restaurant operation days for the years and average table count at the same stores during the years.

附註：

(1) 包括澳大利亞及英國。

(2) 包括比較年度開始前已開始運營且於截至2024年12月31日仍開業及於2023年及2024年均開放超過300天的餐廳。

(3) 指於所示年度同店海底撈餐廳經營的收入總額。

(4) 按年內同店海底撈餐廳經營的總收入除以年內同店海底撈餐廳總營業日數計算。

(5) 按年內服務總桌數除以年內海底撈餐廳總營業日數及年內同店平均餐桌數之乘積計算。

Delivery Business

The Group's revenue from delivery business amounted to US$11.3 million in 2024, representing an increase of 15.3% from US$9.8 million in 2023. This increase was mainly due to (i) the growth of our brand influence; and (ii) our continuous efforts in promoting our food delivery services by collaborating with local food delivery platforms.

外賣業務

於2024年，本集團來自外賣業務的收入為11.3百萬美元，較2023年的9.8百萬美元增加15.3%。該增加主要是由於(i)我們的品牌影響力見長；及(ii)通過與當地外賣平台合作持續努力推廣外賣服務。

Others

Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers.

The Group's revenue from others amounted to US$19.7 million in 2024, representing an increase of 27.9% from US$15.4 million in 2023, driven by (i) the increasing popularity of hot pot condiment products and Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants through strategic exploration of diverse business forms.

其他

其他主要包括來自向當地顧客及零售商銷售火鍋調味品及海底撈品牌及子品牌的食品的收入。

於2024年，本集團來自其他的收入為19.7百萬美元，較2023年的15.4百萬美元增加27.9%，乃由於(i)火鍋調味品及海底撈品牌及子品牌的食品在當地顧客及零售商中越來越受歡迎；及(ii)通過戰略性地探索多元化業態孵化二級品牌餐廳。

24 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group's other income amounted to US$7.5 million in 2024, representing an increase of 11.9% from US$6.7 million in 2023. This increase was mainly due to higher interest income on bank deposits driven by increased cash holdings resulting from revenue growth and the unutilized proceeds from initial public offering in NASDAQ; partially offset by reduced government grants received in relation to COVID-19.

其他收入

其他收入主要包括(i)政府補助；及(ii)銀行存款及租賃押金的利息收入。

於2024年，本集團的其他收入為7.5百萬美元，較2023年的6.7百萬美元增加11.9%。該增加主要是由於因收入增加而增加的所持有的現金以及納斯達克首次公開發售的未動用所得款項導致銀行存款的利息收入增加；部分被就新冠肺炎疫情收到的政府補助減少所抵銷。

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operation, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group's raw materials and consumables used amounted to US$257.7 million in 2024, representing an increase of 9.8% from US$234.7 million in 2023. This increase was mainly due to the increase in food ingredient costs resulting from the revenue growth. As a percentage of revenue, our raw materials and consumables used decreased from 34.2% in 2023 to 33.1% in 2024, primarily attributable to (i) enlargement of business scale driven by revenue increase; (ii) the optimization of our procurement costs; and (iii) the enhancement of our restaurant management strategies, including the development of localized supply chains tailored to restaurant operations.

原材料及易耗品成本

原材料及易耗品成本包括以下各項：(i)用於餐廳的食材，包括鍋底及菜品；(ii)餐廳經營所用的易耗品，包括一次性用品，例如紙巾、一次性餐具及檯布；及(iii)其他，包括物流及運輸費。

於2024年，本集團的原材料及易耗品成本為257.7百萬美元，較2023年的234.7百萬美元增加9.8%。該增加主要是由於收入增長令食材成本有所增加。我們的原材料及易耗品成本所佔收入百分比由2023年的34.2%降至2024年的33.1%，主要歸因於(i)收入增加令業務規模擴大；(ii)採購成本的優化；及(iii)餐廳管理策略的強化，包括貼合餐廳經營的本地化供應鏈的形成。

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

The Group's staff cost amounted to US$259.3 million in 2024, representing an increase of 14.7% from US$226.0 million in 2023. This increase was mainly due to the increase in the number of employees, which was in line with (i) the expansion of restaurant network; (ii) the increase in guest visits and table turnover rate; and (iii) our operation strategy of ensuring sufficient number of employees to provide superior customer experience in catering services, product quality, restaurant environment and food safety, as well as the increase in statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group's staff costs increased from 32.9% in 2023 to 33.3% in 2024.

員工成本

員工成本包括(i)僱員薪金及其他津貼；(ii)員工福利；及(iii)退休福利計劃供款。

於2024年，本集團的員工成本為259.3百萬美元，較2023年的226.0百萬美元增加14.7%。該增加主要是由於員工人數有所增加，而這與(i)餐廳網絡擴張；(ii)客流量及翻檯率上升；及(iii)我們確保有足夠數量的員工在餐飲服務、產品質量、餐廳環境及食品安全方面提供優越客戶體驗的經營策略一致，以及我們經營所在個別國家的法定最低薪資上漲。本集團的員工成本所佔收入百分比由2023年的32.9%增至2024年的33.3%。

年度報告 2024 Annual Report 25

26 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Rentals and Related Expenses Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses. The Group’s rentals and related expenses amounted to US$20.1 million in 2024, representing an increase of 16.9% from US$17.2 million in 2023. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) the increase in variable lease payments in line with the increase in revenue from relevant restaurants. Utilities Expenses Utilities expenses primarily consisted of expenses on electricity, gas and water. The Group’s utilities expenses amounted to US$28.4 million in 2024, representing an increase of 8.8% from US$26.1 million in 2023. This increase was mainly due to the increase in the number of restaurants and table turnover rate. As a percentage of revenue, utilities expenses remained relatively stable at 3.8% and 3.6% in 2023 and 2024, respectively. Depreciation and Amortization Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily include leasehold improvements, leasehold land and building, machinery, transportation equipment, furniture and fixtures and right-of-use assets. The Group’s depreciation and amortization amounted to US$81.0 million in 2024, representing an increase of 3.1% from US$78.6 million in 2023. This increase was mainly due to (i) an increase in depreciation of property, plant and equipment of US$1.2 million; and (ii) an increase in depreciation of right-of-use assets of US$1.2 million. As a percentage of revenue, depreciation and amortization decreased from 11.5% in 2023 to 10.4% in 2024, primarily due to the increase in our revenue. 租金及相關開支 租金及相關開支主要包括物業管理費、 可變租賃付款及我們就辦公室及倉庫簽 訂的短期租賃的租賃付款。 於2024年，本集團的租金及相關開支為 20.1百萬美元，較2023年的17.2百萬美 元增加16.9%。該增加主要是由於(i)開設 新餐廳令物業管理費增加；及(ii)隨著來 自相關餐廳的收入有所增加，可變租賃 付款增加。 水電開支 水電開支主要包括電費、燃氣及水費的 開支。 於2024年，本集團的水電開支為28.4百 萬美元，較2023年的26.1百萬美元增加 8.8%。該增加主要是由於餐廳數量增加 及翻檯率提高。於2023年及2024年，水 電開支所佔收入百分比維持相對穩定， 分別為3.8%及3.6%。 折舊及攤銷 折舊及攤銷包括物業、廠房及設備的折 舊開支，主要包括租賃物業裝修、租賃 土地及樓宇、機器、運輸設備、家具及 裝置以及使用權資產。 於2024年，本集團的折舊及攤銷為81.0 百萬美元，較2023年的78.6百萬美元增 加3.1%。該增加主要是由於(i)物業、廠 房及設備折舊增加1.2百萬美元；及(ii)使 用權資產折舊增加1.2百萬美元。折舊及 攤銷所佔收入百分比由2023年的11.5% 降至2024年的10.4%，主要是由於我們 的收入有所增加。

Management Discussion and Analysis
管理層討論與分析

Travelling and Communication Expenses

Travelling and communication expenses mainly consisted of international and regional travel expenses of staff for new restaurants opening and restaurant operation inspection.

The Group's travelling and communication expenses amounted to US$6.4 million in 2024, representing an increase of 10.3% from US$5.8 million in 2023. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, our traveling and communication expenses remained relatively stable in 2023 and 2024, both at 0.8%.

差旅及通訊開支

差旅及通訊開支主要包括因開設新餐廳及視察餐廳經營而產生的員工國際及區域差旅開支。

於2024年，本集團的差旅及通訊開支為6.4百萬美元，較2023年的5.8百萬美元增加10.3%。該增加主要是由於隨著業務擴張，商務旅行有所增加。於2023年及2024年，我們的差旅及通訊開支所佔收入百分比維持相對穩定，均為0.8%。

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) outsourcing service fees; (iii) bank charges; (iv) consulting service expenses; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group's other expenses amounted to US$70.7 million in 2024, representing an increase of 12.8% from US$62.7 million in 2023. This increase was primarily driven by (i) an increase in outsourcing service fee of US$6.8 million, stemming from restaurant network expansion and improved table turnover rates; and (ii) an increase in banking fees of US$1.6 million, mainly arising from credit card transaction fees incurred during our restaurant operations.

其他開支

其他開支包括(i)行政開支；(ii)外包服務費；(iii)銀行服務費；(iv)諮詢服務開支；及(v)其他，主要包含日常維護開支、倉儲開支及業務發展開支。

於2024年，本集團的其他開支為70.7百萬美元，較2023年的62.7百萬美元增加12.8%。該增加主要是由於(i)餐廳網絡擴張及翻檯率上升導致外包服務費增加6.8百萬美元；及(ii)銀行手續費增加1.6百萬美元，這主要是由於餐廳經營期間產生的信用卡交易費。

年度報告
2024 Annual Report
27

28 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Other (Losses) Gains – Net Net other (losses) gains primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets, representing provisions we recorded; (ii) loss or gain on disposal of property, plant and equipment and provision for early termination of leases, which was in relation to the capital expenditures we invested for restaurants as originally planned but later decided not to open as a result from our dynamic evaluation of our expansion plan and the temporary closure of certain restaurants; (iii) loss or gain on modification and termination of leases, arising from reversals of right of use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain or loss arising on financial assets at fair value through profit or loss (“FVTPL”); and (vi) others. The Group recorded net other losses of US$17.9 million in 2024, as compared to net other gains of US$1.2 million in 2023. This change was mainly due to (i) an increase in net foreign exchange losses of US$14.7 million; and (ii) a net increase in impairment loss of US$6.0 million on property, plant and equipment, primarily resulting from business initiatives implemented following our evaluations of restaurant performance; partially offset by an increase in gains arising on financial assets at FVTPL of US$1.5 million. Finance Costs Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants. The Group’s finance costs remained relatively stable at US$8.4 million and US$8.5 million in 2023 and 2024, respectively. 其他（虧損）收益淨額 其他（虧損）收益淨額主要包括(i)就物 業、廠房及設備以及使用權資產確認的 減值虧損淨額或減值撥回，即我們列賬 的撥備；(ii)出售物業、廠房及設備的虧 損或收益以及提前終止租賃的撥備，這 些與我們投資於最初計劃但後來因擴張 計劃的動態評估而決定不開設餐廳的資 本開支以及若干餐廳暫停營業有關；(iii) 租賃變更及終止的虧損或收益，源於與 我們決定暫停開業的餐廳終止租賃有關 的使用權資產及租賃負債的撥回；(iv)匯 兌虧損淨額，其按匯率變動而出現按年 波動；(v)按公允值計入損益（「按公允值 計入損益」）的金融資產產生的收益或虧 損淨額；及(vi)其他。 本集團於2024年錄得其他虧損淨額17.9 百萬美元，而2023年錄得其他收益淨額 1.2百萬美元。該變化主要由於(i)匯兌虧 損淨額增加14.7百萬美元；及(ii)物業、 廠房及設備減值虧損淨增加6.0百萬美 元，主要原因是我們在對餐廳業績進行 評估後實施了相關業務舉措；部分被按 公允值計入損益的金融資產產生的收益 增加1.5百萬美元所抵銷。 財務成本 財務成本指(i)租賃負債利息；及(ii)解除貼 現的利息開支，主要關於本集團用作餐 廳的物業的復墾撥備。 於2023年及2024年，本集團的財務成本 維持相對穩定，分別為8.4百萬美元及8.5 百萬美元。

Management Discussion and Analysis
管理層討論與分析

Income Tax Expenses

The Group recorded income tax expenses of US$7.9 million and US$11.8 million in 2023 and 2024, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits during the Reporting Period.

Profit for the Year

As a result of the foregoing, the Group recorded net profit of US$21.4 million in 2024, representing a decrease of 15.4% from US$25.3 million in 2023. This change was primarily due to the increase in net foreign exchange loss of US$14.7 million, mainly driven by the foreign exchange fluctuations, particularly the depreciation of local currencies against the U.S. dollar, which is partially offset by (i) an increase in revenue driven by ongoing business expansion and continuous efforts in increasing guest visits and table turnover rate; and (ii) an improvement in operational efficiency.

Inventories

Inventories mainly consisted of food ingredients and other materials used in the restaurant operation, the hot pot condiment products for sale and food products with Haidilao brand and sub-brand.

The Group's inventories amounted to US$31.5 million as of December 31, 2024, representing an increase of 5.7% from US$29.8 million as of December 31, 2023. This increase primarily reflected the inventories we kept for the new restaurants we opened in 2024 and the higher inventory level we had for our existing restaurants as we recorded higher guest visits and table turnover rates in 2024.

The turnover days of inventory remained relatively stable in 2023 and 2024, both were 42.8 days. The annual inventory turnover days equals the average of the beginning and ending inventories for that year divided by raw materials and consumables used for that year and multiplied by 360 days.

所得税開支

於2023年及2024年，本集團分別錄得所得税開支7.9百萬美元及11.8百萬美元。本集團税項乃就報告期內的估計應課税溢利按相關司法權區介乎9%至33%之現行税率計算。

年內溢利

由於上述原因，本集團於2024年錄得淨利潤21.4百萬美元，較2023年的25.3百萬美元減少15.4%。該變化主要是由於匯兑虧損淨額增加14.7百萬美元，主要受外匯波動(尤其是當地貨幣兑美元貶值)所推動，這一變化部分被(i)業務持續擴張帶動收入增長，以及為提升客流量及翻檯率做出的努力；及(ii)公司運營效率提升所抵銷。

存貨

存貨主要包括餐廳經營所用的食材及其他材料，以及待售的火鍋調味品、海底撈品牌及子品牌的食品。

截至2024年12月31日，本集團存貨為31.5百萬美元，較截至2023年12月31日的29.8百萬美元增加5.7%。該增加主要反映了我們為2024年開業的新餐廳保留的存貨以及我們為現有餐廳保持較高的存貨水平，原因是我們在2024年錄得較高的客流量及翻檯率。

2023年及2024年的存貨周轉天數維持相對穩定，均為42.8天。年度存貨周轉天數等於該年年初及年末存貨的平均值除以該年使用的原材料及消耗品再乘以360天。

年度報告
2024 Annual Report
29

Management Discussion and Analysis
管理層討論與分析

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group's current portion of trade and other receivables and prepayments amounted to US$30.8 million as of December 31, 2024, representing an increase of 5.1% from US$29.3 million as of December 31, 2023. This growth was primarily attributable to an increase in prepayments for food ingredients to meet the growing demands of our restaurant operations.

The Group's non-current portion of trade and other receivables and prepayments consisted of non-current other receivables and non-current prepayments, which remained relatively stable both at US$2.3 million as of December 31, 2023 and 2024.

The turnover days of trade receivables in 2023 and 2024 was 7.3 days and 7.7 days, respectively. Trade receivables turnover days for each year equals the average of the beginning and ending balances of trade receivables for that year divided by the revenue for the year and multiplied by 360 days.

Trade Payables

Trade payables mainly consisted of the balances due to the Group's suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group's trade payables amounted to US$30.7 million as of December 31, 2024, representing a decrease of 10.8% from US$34.4 million as of December 31, 2023. This decrease was primarily driven by our strategic optimization of supply chain management through more frequent procurement cycles.

The trade payable turnover days in 2023 and 2024 was 51.1 days and 45.5 days, respectively. Trade payable turnover days for each year equals the average of the beginning and ending balances of trade payable for that year divided by raw materials and consumables for the year and multiplied by 360 days. The decrease in trade payables turnover days from 2023 to 2024 was primarily attributable to enhanced controls implemented over our payment cycle management.

貿易及其他應收款項以及預付款項

貿易及其他應收款項以及預付款項主要包括(i)來自信用卡網絡、食品外賣平台及支付平台的貿易應收款項；(ii)預付供應商款項；(iii)待抵扣進項增值稅；及(iv)其他。

截至2024年12月31日，本集團貿易及其他應收款項以及預付款項的即期部分為30.8百萬美元，較截至2023年12月31日的29.3百萬美元增加5.1%。該增長主要歸因於食材預付款項增加以滿足我們餐廳經營不斷增長的需求。

本集團貿易及其他應收款項以及預付款項的非即期部分包括非即期其他應收款項及非即期預付款項，截至2023年及2024年12月31日，該等款項維持相對穩定，均為2.3百萬美元。

2023年及2024年的貿易應收款項周轉天數分別為7.3天及7.7天。各年度的貿易應收款項周轉天數等於該年年初及年末貿易應收款項結餘的平均值除以該年的收入再乘以360天。

貿易應付款項

貿易應付款項主要包括應付本集團食材及易耗品供應商的結餘。大部分貿易應付款項的信用期為30天至60天。

截至2024年12月31日，本集團貿易應付款項為30.7百萬美元，較截至2023年12月31日的34.4百萬美元減少10.8%。該減少主要是由於我們通過更高頻的採購週期，對供應鏈管理進行了戰略優化。

2023年及2024年的貿易應付款項周轉天數分別為51.1天及45.5天。各年度的貿易應付款項周轉天數等於該年年初及年末貿易應付款項結餘的平均值除以該年的原材料及易耗品再乘以360天。2023年至2024年貿易應付款項周轉天數的減少主要因為我們加強了對付款週期管理的控制。

30 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Liquidity and Capital Resources

The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. In 2024, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed. In May 2024, the Company issued 3,096,600 American Depositary Shares ("**ADSs**") at a price of US$19.56 per ADS, and received a total gross proceeds of US$60.57 million (before deducting underwriting discounts and commissions and other offering expenses). For details of the utilization of proceeds from the aforementioned offering, please see "Offering of ADSs in the United States and Use of Proceeds" in this annual report. The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis and strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations.

流動資金及資本資源

本集團的現金主要用於為營運、擴張及資本開支提供資金。於2024年，本公司的營運資金主要來自經營產生的現金，並在必要時亦採取靈活多樣的融資方式。於2024年5月，本公司以每股美國存託股份19.56美元的價格發行了3,096,600股美國存託股份(「美國存託股份」)，所得款項總額為60.57百萬美元(未扣除承銷折扣、佣金及其他發售費用)。有關上述發售所得款項的使用詳情，請參閱本年報「於美國發售美國存託股份及所得款項用途」。本集團在現金及財務管理方面採取審慎的財務政策並定期密切監測流動資金及資本資源並致力維持最佳流動資金狀況，在能夠滿足營運資金需求的同時支持持續的業務運營。

Capital Structure

The primary goal of the Group's capital management is to maintain the Group's stability and growth, safeguard its normal operations while maximize shareholders' value through the optimization of debt and equity balances. The Group's overall strategy remains unchanged during the Reporting Period. The Group reviews and manages its capital structure on a regular basis, and makes timely adjustments to it in light of changes in economic conditions.

資本架構

本集團資本管理的主要目標為維持本集團的穩定及增長，保障正常運營，同時通過優化債務及權益平衡使股東價值最大化。於報告期內，本集團的整體策略保持不變。本集團定期審閱及管理其資本架構，並根據經濟狀況的變化及時作出調整。

Bank Borrowings

As of December 31, 2024, the Group did not have any bank borrowings.

銀行借款

截至2024年12月31日，本集團並無任何銀行借款。

年度報告
2024 Annual Report
31

Management Discussion and Analysis
管理層討論與分析

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment and enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. The Group's cash and cash equivalents amounted to US$254.7 million as of December 31, 2024, representing an increase of 66.6% from US$152.9 million as of December 31, 2023. This increase was mainly due to (i) our business growth and improved operating performance of Haidilao restaurants; and (ii) the unutilized proceeds from initial public offering in NASDAQ.

現金及現金等價物

現金主要用作開設新餐廳及擴展門店網絡、採購食材、易耗品及設備、提升供應鏈管理能力、開展研發工作以提升門店管理所使用的數字化及其他技術，以及翻新及裝飾餐廳的營運資金。截至2024年12月31日，本集團的現金及現金等價物為254.7百萬美元，較截至2023年12月31日的152.9百萬美元增加66.6%。該增加主要是由於(i)我們的業務增長及海底撈餐廳的經營業績有所改善；及(ii)於納斯達克首次公開發售的未動用所得款項。

Capital Expenditure

Capital expenditure represented additions to (i) leasehold land and building; (ii) freehold land; (iii) leasehold improvements; (iv) machinery; (v) transportation equipment; (vi) furniture and fixture; and (vii) renovation in progress.

The Group's capital expenditure amounted to US$37.4 million in 2024, which was mainly for the Group's restaurants opened in 2024 and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations, the unutilized proceeds from initial public offering in NASDAQ, and cash and cash equivalents.

資本開支

資本開支指添置(i)租賃土地及樓宇；(ii)永久業權土地；(iii)租賃物業裝修；(iv)機器；(v)運輸設備；(vi)家具及裝置；及(vii)進行中的裝修。

於2024年，本集團的資本開支為37.4百萬美元，主要用於本集團於2024年開設的餐廳及還在裝修籌備中的餐廳。

本集團計劃通過其運營產生的現金、於納斯達克首次公開發售的未動用所得款項以及現金及現金等價物為未來的資本開支提供資金。

Charge of Assets

As of December 31, 2024, the Group charged bank deposits of US$2.9 million to banks to secure rental payments to the lessors.

資產押記

截至2024年12月31日，本集團向多間銀行抵押銀行存款2.9百萬美元以作為支付出租人的租金款項的擔保。

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the Reporting Period and up to the date of this annual report, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

重大投資的未來計劃

本集團將繼續廣泛尋找潛在的策略性投資機會，並尋求可為本集團帶來協同效應的潛在優質目標業務及資產。於整個報告期內及直至本年報日期，本集團並無任何具體承諾的重大投資及資本資產計劃須予以披露。

32 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Financial Ratios

The following table sets forth certain of the Company's financial ratios as of the dates indicated:

財務比率

下表載列本公司截至所示日期的若干財務比率：

		As of December 31, 截至12月31日	
		2024 2024年	2023 2023年
Current ratio[(1)]	流動比率[(1)]	**2.5**	1.7
Gearing ratio[(2)]	資產負債比率[(2)]	**0.3**	0.4

Notes:

(1) Equals current assets divided by current liabilities as of the same date.

(2) Equals total borrowings divided by total assets as of the same date.

附註：

(1) 等於流動資產除以截至同日的流動負債。

(2) 等於借款總額除以截至同日的資產總額。

Foreign Exchange Risk and Hedging

The Group undertook certain transactions in foreign currencies, which exposed it to foreign currency risk. The Group does not use any derivative contracts to hedge against its exposure to currency risk. The Group manages its currency risk by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should the need arises.

The Group currently does not have a foreign exposure hedging policy. However, the management of the Group monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arises.

外匯匯兑風險及對沖

本集團進行若干以外幣計值的交易，令其面臨外幣風險。本集團並未使用任何衍生合約對沖其面臨的貨幣風險。本集團通過密切監控外幣匯率變動管理其貨幣風險並於必要時考慮對沖重大外幣風險。

本集團現時並無外匯風險對沖政策。然而，本集團管理層將密切監控外匯風險，並於必要時考慮對沖重大外匯風險。

Contingent Liabilities

As of December 31, 2024, the Company did not have any material contingent liabilities, guarantees or any litigations or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group's business, financial condition or results of operations.

或有負債

截至2024年12月31日，本公司並無任何可能對本集團業務、財務狀況或經營業績造成重大不利影響的重大或有負債、擔保或任何重大未決或針對本集團任何成員公司的訴訟或申索。

年度報告
2024 Annual Report 33

Management Discussion and Analysis
管理層討論與分析

Material Acquisitions and Disposals

During the Reporting Period, the Company did not have any material acquisitions or disposals of subsidiaries, associates and joint ventures for disclosure.

Significant Investment under Hong Kong Listing Rules

During the Reporting Period, the Company subscribed for certain wealth management products from The Hongkong and Shanghai Banking Corporation (for details, please see the announcement of the Company dated September 6, 2024), all of which have been fully redeemed as of December 31, 2024, and the fair value of which as of December 31, 2024 was nil, and the realized gain during the Reporting Period was US$2.9 million. Save for the aforesaid, the Company did not hold any significant investments as defined under Hong Kong Listing Rules during the Reporting Period.

Employees and Remuneration Policy

As of December 31, 2024, the Group had a total of 13,057 full-time and part-time employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$259.3 million.

The Group's remuneration policy is determined by the salary levels in different countries, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, pension contribution schemes and share award schemes. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular or irregular specialized trainings tailored to the needs of employees in different departments, including training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

重大收購及處置

於報告期內，本公司並無任何附屬公司、聯營公司及合營企業的重大收購或處置須予披露。

香港上市規則項下的重大投資

於報告期內，本公司自香港上海滙豐銀行認購若干理財產品（詳情請參閱本公司日期為2024年9月6日的公告），該等理財產品於截至2024年12月31日已全部贖回，於截至2024年12月31日的公允值為零，且於報告期內已變現收益為2.9百萬美元。除上述者外，本公司於報告期內並無持有香港上市規則所界定的任何重大投資。

員工及薪酬政策

截至2024年12月31日，本集團共有13,057名全職及兼職員工。於報告期內，本集團產生員工成本（包括薪金及其他津貼、福利及退休福利計劃供款）259.3百萬美元。

本集團的薪酬政策乃根據不同國家的薪金水平、員工職級及業績表現以及市場狀況釐定。本集團亦向員工提供其他福利，包括醫療計劃、退休金供款計劃及股份獎勵計劃。為保持工作人員的素質、知識及技能水平，本集團根據不同部門員工的需求定期或不定期提供專業培訓，包括由高級員工或第三方顧問進行的培訓課程，內容涵蓋本集團業務運作的各個方面，使員工了解餐飲行業的最新發展及業務技能，與時俱進。本集團亦不時組織研討會討論具體事項。

34 特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 35 Management Discussion and Analysis 管理層討論與分析 Non-IFRS Financial Measure In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards. Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards. Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers. The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors. 非國際財務報告準則財務計量 於評估本集團業務時，本集團考慮並使 用非國際財務報告準則計量，即餐廳層 面經營溢利率（按(i)餐廳層面經營溢利除 以(ii)餐廳層面收入計算），作為補充計量 指標以審閱及評估其經營表現。該等非 國際財務報告準則財務計量的呈列不應 被視為獨立於或可替代根據國際財務報 告準則會計準則編製及呈列的財務資料。 餐廳層面經營溢利率是本集團餐廳經營 業績的補充計量指標，其計算方法可 能與其他公司呈報的類似計量沒有可比 性。餐廳層面經營溢利率作為一項分析 工具具有局限性，不應認為其可替代對 本集團根據國際財務報告準則會計準則 呈報業績的分析。 餐廳層面收入指本集團兩大業務條線海 底撈餐廳經營及外賣業務所產生的總收 入。 餐廳層面經營溢利乃通過自餐廳層面收 入扣除若干餐廳層面的成本及開支（包括 (i)餐廳層面開支，如餐廳層面原材料及易 耗品成本、餐廳層面員工成本、餐廳層 面物業租金及相關開支、餐廳層面水電 開支、餐廳層面折舊及攤銷、餐廳層面 差旅及通訊開支以及包括各地區的開業 前開支在內的其他餐廳層面開支；及(ii) 各地區所產生的管理費用）後計算得出。 餐廳層面原材料及易耗品成本包括本集 團海底撈餐廳所用的中央廚房相關食材 及易耗品成本，以及直接從供應商處採 購的食材及易耗品的成本。 本集團認為餐廳層面經營溢利率是評估 本集團各餐廳的單獨及合併業績及盈利 能力的重要計量指標。本集團以餐廳層 面經營溢利率數據為基準來衡量本集團 與競爭對手的業績。

36 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 下表載列總收入與餐廳層面收入的對賬： 餐廳層面經營溢利率的計算如下： * 餐廳層面經營溢利率按(i)餐廳層面經營 溢利除以(ii)餐廳層面收入計算。 The table set forth below reconciles total revenue to restaurant level revenue: For the Year Ended December 31, 截至12月31日止年度 2024 2023 2024年 2023年 (US$ in thousands) （千美元） Total revenue 總收入 778,308 686,362 Less: Revenue (Others) 減：收入（其他） (19,719) (15,393) Restaurant level revenue 餐廳層面收入 758,589 670,969 The computation of restaurant level operating margin is as follows: For the Year Ended December 31, 截至12月31日止年度 2024 2023 2024年 2023年 (US$ in thousands) （千美元） Restaurant level revenue 餐廳層面收入 758,589 670,969 Less: Restaurant level costs and expenses 減：餐廳層面成本及開支 (682,075) (610,695) Restaurant level operating profit 餐廳層面經營溢利 76,514 60,274 Restaurant level operating margin* 餐廳層面經營溢利率* 10.1% 9.0% * Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue.

年 度 報 告 2024 Annual Report 37 Management Discussion and Analysis 管理層討論與分析 The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit. For the Year Ended December 31, 截至12月31日止年度 2024 2023 2024年 2023年 (US$ in thousands) （千美元） Income from operation(1) 經營收益(1) 53,311 43,121 Less: 減： Revenue (Others) 收入（其他） (19,719) (15,393) Other income(2) 其他收入(2) (2,449) (4,849) Add non-restaurant level cost and expenses(3): 加非餐廳層面的成本及開支(3)： Raw materials and consumables used(4) 原材料及易耗品成本(4) 10,343 8,021 Staff costs 員工成本 10,992 10,349 Rentals and related expenses 租金及相關開支 989 730 Utilities expenses 水電開支 1,783 1,431 Depreciation and amortization 折舊及攤銷 6,353 7,864 Traveling and communication expenses 差旅及通訊開支 995 768 Listing expenses 上市開支 2,460 1,745 Other expenses 其他開支 10,136 11,100 Other gains (losses) – net(5) 其他收益（虧損）淨額(5) 1,320 (4,613) Restaurant level operating profit 餐廳層面經營溢利 76,514 60,274 Restaurant level operating margin 餐廳層面經營溢利率 10.1% 9.0% 下表載列經營收益的對賬，此為對餐廳 層面經營溢利而言最直接可比較的國際 財務報告準則計量指標。

38 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 (1) 經營收益按年內收益剔除利息收入（已 計入其他收入）、財務成本、因重新計 量並非以功能貨幣計值的結餘而產生的 未變現外匯差額、按公允值計入損益的 金融資產產生的收益淨額及所得稅開支 後計算。 (2) 其他收入主要包括當地政府為支持本集 團業務發展給予我們的相關補貼，但不 包括非經營利息收入。 (3) 非餐廳層面成本及開支主要涉及與收入 （其他）相關的成本、與中央廚房相關 的運營成本及開支以及公司及未分配成 本。 (4) 非餐廳層面經營的原材料及易耗品成本 主要涉及中央廚房採購的食材成本，該 等食材並非用於海底撈餐廳，而是用於 向當地顧客及零售商銷售火鍋調味品及 海底撈品牌及子品牌的食品。 (5) 其他收益（虧損）淨額主要包括就物業、 廠房及設備以及使用權資產確認的減值 （虧損）撥回淨額，但不包括因重新計量 並非以功能貨幣計值的結餘而產生的未 變現外匯差額及按公允值計入損益的金 融資產產生的收益淨額。 (1) Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense. (2) Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income. (3) Non-restaurant level cost and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs. (4) Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers. (5) Other gains (losses) – net primarily consist of net impairment (loss) reversal recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL.

Directors And Senior Management
董事及高級管理層

CHAIRLADY AND NON-EXECUTIVE DIRECTOR

Ms. SHU Ping, aged 55, was appointed as the chairlady of the Board and the non-executive Director on December 13, 2023. She is mainly responsible for leading the Group in strategy and planning for the development of internationalization and globalization. Ms. SHU holds directorships at three subsidiaries of the Group.

Prior to joining the Group, Ms. SHU had already built a distinguished career in the catering industry. She has been serving as a director of Sichuan Haidilao since November 2014. Beyond this, Ms. SHU has also been an executive director in Yihai, a company currently listed on the Stock Exchange (stock code: 1579), since March 2018. Since July 2015, Ms. SHU was a director of Haidilao International, a company currently listed on the Stock Exchange (stock code: 6862), and was subsequently re-designated as a non-executive director from May 2018 to August 2021.

Ms. SHU completed the Senior Management PRC Enterprise Master of Business Administration Program (高級管理人員中國企業工商管理碩士課程) and Financial Master of Business Administration Program (金融工商管理碩士課程) jointly hosted by Cheung Kong Graduate School of Business (長江商學院) and other institutes in November 2015 and completed the Executive Master of Business Administration Program jointly hosted by Shanghai Jiaotong University (上海交通大學) and Singapore Nanyang Technological University in July 2016. In September 2022, Ms. SHU also completed the Ph.D. Program in applied finance, specializing in wealth management in the University of Geneva.

主席兼非執行董事

舒萍女士，55歲，於2023年12月13日獲委任為董事會主席兼非執行董事。主要負責主導本集團國際化及全球化發展的戰略及規劃。舒萍女士在本集團的三家附屬公司擔任董事職務。

加入本集團前，舒萍女士於餐飲業已建立卓越的職業生涯。其自2014年11月起擔任四川海底撈的董事。此外，舒萍女士自2018年3月起亦擔任頤海（一家目前於聯交所上市的公司，股份代號：1579）的執行董事。從2015年7月起，舒萍女士曾擔任海底撈國際（一家目前於聯交所上市的公司，股份代號：6862）的董事，其後於2018年5月至2021年8月調任非執行董事。

舒萍女士於2015年11月完成長江商學院及其他學院共同舉辦的高級管理人員中國企業工商管理碩士課程及金融工商管理碩士課程，並於2016年7月完成上海交通大學與新加坡南洋理工大學共同舉辦的高級管理人員工商管理碩士課程。於2022年9月，舒萍女士亦已完成日內瓦大學應用金融專業博士學位課程，專門研究財富管理。

年度報告
2024 Annual Report 39

Directors And Senior Management
董事及高級管理層

EXECUTIVE DIRECTORS

Ms. June YANG Lijuan, aged 46, was appointed as an executive Director and chief executive officer of the Company on July 1, 2024. She is responsible for coordinating the management and strategic development of the Group.

Ms. YANG has over 27 years of experience in restaurant operation and overall management of Haidilao. She demonstrates a commitment to excellence in the catering industry. From June 1997 to March 2001, Ms. YANG served as a manager at Sichuan Haidilao. In April 2001, she was appointed as a director of Sichuan Haidilao and re-designated as a non-executive director of Sichuan Haidilao in January 2018. Ms. YANG's career and leadership further expanded through her roles at Haidilao International, a company currently listed on the Stock Exchange (stock code: 6862), including (i) as a director from July 2015 to January 2018; (ii) as the chief operating officer from January 2018 to March 2022; (iii) as the deputy chief executive officer from August 2021 to March 2022; (iv) as an executive director from August 2021 to June 2024; and (v) as the chief executive officer from March 2022 to June 2024. Throughout her tenure at Haidilao International, Ms. YANG has been instrumental in overseeing management and strategic development, consistently driving it towards greater success.

Ms. YANG completed the PRC Entities CEO and Finance CEO Program (中國企業 CEO/金融 CEO 課程) hosted by the Cheung Kong Graduate School of Business (長江商學院) in September 2016.

Mr. LI Yu, aged 39, was appointed as an executive Director on March 30, 2023. He is responsible for implementing and promoting the Group's development strategies as well as the operation and improvement of the Group's restaurant business. Mr. LI was the chief executive officer of the Group from March 30, 2023 to June 30, 2024 and serves as the chief operating officer of the Group since March 17, 2025. He holds directorships at five subsidiaries of the Group.

執行董事

楊利娟女士，46歲，於2024年7月1日獲委任為本公司執行董事及首席執行官。主要負責統籌本集團的管理和戰略發展。

楊利娟女士擁有超過27年的海底撈餐廳運營和統籌管理經驗。其在餐飲業展現出追求卓越的決心。自1997年6月至2001年3月，楊利娟女士在四川海底撈擔任經理。於2001年4月，彼獲委任為四川海底撈董事，並於2018年1月調任為四川海底撈的非執行董事。楊利娟女士於海底撈國際（一間目前於聯交所上市的公司，股份代號：6862）的任職進一步拓展了她的職業生涯和領導能力，有關任職包括(i)自2015年7月至2018年1月擔任董事；(ii)自2018年1月至2022年3月擔任首席運營官；(iii)自2021年8月至2022年3月擔任副首席執行官；(iv)自2021年8月至2024年6月擔任執行董事；及(v)自2022年3月至2024年6月擔任首席執行官。於海底撈國際任職期間，楊利娟女士在監督管理及戰略發展方面發揮了重要作用，不斷推動海底撈國際取得更大成功。

楊利娟女士於2016年9月完成長江商學院舉辦的中國企業CEO／金融CEO課程。

李瑜先生，39歲，於2023年3月30日獲委任為執行董事。主要負責本集團發展戰略的落實和推進，以及本集團餐廳業務的運營和提升。李瑜先生於2023年3月30日至2024年6月30日擔任本集團首席執行官，並自2025年3月17日起擔任本集團首席運營官。彼在本集團的5家附屬公司擔任董事職務。

40 特海国际控股有限公司 Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

Mr. LI possesses over 17 years of experience in the catering industry. He joined Haidilao International Group in November 2007. He was responsible for the operation and management of the Haidilao restaurants in Japan, Korea, Thailand and Taiwan from May 2021 to March 2022 and was further appointed as the chief operating officer (mainland China) from March 2022 to October 2022, mainly assisting the chief executive officer of Haidilao International to improve the operational efficiency and to strengthen the supervision and implementation of the management execution. Since October 2022, Mr. LI had been assisting Mr. ZHOU Zhaocheng, a previous executive Director and then chief executive officer of the Company in overseeing the management and operation of the Group's business. Mr. LI also acted as an executive director of Haidilao International from August 2021 to September 2022.

李瑜先生在餐飲行業擁有超過17年經驗。其於2007年11月加入海底撈國際集團。其自2021年5月至2022年3月負責日本、韓國、泰國及台灣的海底撈餐廳的運營及管理，並自2022年3月至2022年10月獲進一步委任為中國大陸地區首席運營官，主要協助海底撈國際首席執行官提高運營效率，加強對管理及執行的監督和實施。自2022年10月以來，李瑜先生一直協助本公司前任執行董事兼時任首席執行官周兆呈先生監督本集團業務的管理及運營。李瑜先生自2021年8月至2022年9月亦擔任海底撈國際的執行董事。

Mr. LI completed the Master of Business Administration Program held by National Chengchi University in Taiwan in October 2017.

李瑜先生於2017年10月完成台灣政治大學舉辦的工商管理碩士課程。

Ms. LIU Li, aged 38, was appointed as an executive Director on May 6, 2022. She is mainly responsible for participating in the management and strategic development of the Group. Ms. LIU holds directorships at two subsidiaries of the Group.

劉麗女士，38歲，於2022年5月6日獲委任為執行董事。主要負責參與本集團的管理及戰略發展。劉麗女士在本集團的2家附屬公司擔任董事職務。

Ms. LIU has over 12 years of experience in the catering service sector. Ms. LIU joined the Group at Singapore Hai Di Lao Dining Pte. Ltd. in October 2012, and was successively promoted as (i) a restaurant front office manager in April 2016, (ii) a restaurant manager in September 2017, and (iii) the overseas product director in March 2022. Subsequently, Ms. LIU transitioned to the position of product director of the Group from late March 2022 through August 2023, where she oversaw the products development. She also served as the head of a snack and dessert development project for Haidilao International in mainland China and was responsible for conducting product development from November 2021 to March 2022.

劉麗女士在餐飲服務領域擁有逾12年的經驗。劉麗女士於2012年10月加入本集團附屬公司Singapore Hai Di Lao Dining Pte. Ltd.，並先後(i)於2016年4月晉升為大堂經理，(ii)於2017年9月晉升為門店經理，及(iii)於2022年3月晉升為海外產品總監。隨後，劉麗女士於2022年3月底至2023年8月調任本集團產品總監，負責統籌產品開發。彼亦曾擔任海底撈國際在中國大陸的小吃及甜點開發項目組長，並於2021年11月至2022年3月負責進行產品開發。

Ms. LIU obtained her bachelor's degree in business administration from West Coast University in the United States in September 2008.

劉麗女士於2008年9月獲得美國西海岸大學工商管理學士學位。

年度報告
2024 Annual Report
41

Directors And Senior Management
董事及高級管理層

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. TAN Kang Uei, Anthony, aged 51, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgement to the Board.

Mr. TAN has extensive experience across the public sector and various industries in the private sector with strong professional skills in strategy, budgeting, media, property, government relations and non-profit management. He devoted himself to the Singapore public sector for more than 16 years and worked in various organizations, details of which are set out below:

獨立非執行董事

陳康威先生，51歲，於2022年12月12日獲委任為獨立非執行董事。負責監督董事會並向其提供獨立判斷。

陳康威先生在公共部門及私營部門各行業經驗豐富，在戰略、預算、媒體、物業、政府關係和非營利性管理領域具有很強的專業技能。陳康威先生投身於新加坡公共部門超過16年，曾在多個機構工作，詳情如下：

Name 名稱	Period of service 服務年期	Positions 職位
Ministry of Finance, Singapore 新加坡財政部	From September 1998 to July 2000 自1998年9月至2000年7月	Assistant director (Investment) 助理處長（投資）
	From September 2011 to September 2012 自2011年9月至2012年9月	Director (Transformation) 處長（轉型）
	From October 2012 to November 2012 自2012年10月至2012年11月	Director (Security and Resilience Programmes) 處長（保安及社會韌性計劃）
	From November 2012 to March 2013 自2012年11月至2013年3月	Director (Government Administration and Security Programmes) 處長（政府行政及保安計劃）
Central Singapore Community Development Council, People's Associate 中區社區發展理事會人民協會	From July 2000 to September 2002 自2000年7月至2002年9月	General manager 總經理
Ministry of Home Affairs, Singapore 新加坡內政部	From September 2002 to March 2003 自2002年9月至2003年3月	Senior assistant director (Policy) (Joint Ops Division) 高級助理處長（政策）（聯合運作處）
	From March 2003 to August 2004 自2003年3月至2004年8月	Deputy director (Policy & Operation Division) 副處長（政策及運作處）
Ministry of Manpower, Singapore 新加坡人力部	From July 2005 to August 2005 自2005年7月至2005年8月	Deputy director (Policy), Quality Workplaces Department 優質工作場所部副處長（政策）
	From September 2005 to January 2006 自2005年9月至2006年1月	Deputy director (Strategic Planning), Corporate Planning Department and deputy director, Income Security Policy Department 企業規劃部副處長（策略規劃）及收入保障政策部副處長
	From January 2006 to September 2008 自2006年1月至2008年9月	Director (Corporate Planning) 處長（企業規劃）

42 特海国际控股有限公司 Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

Name 名稱	Period of service 服務年期	Positions 職位
Ministry of Health, Singapore	From September 2008 to May 2011	Director (Healthcare Finance) and director (Corporate Services)
新加坡衛生部	自2008年9月至2011年5月	處長（醫療財務）及處長（企業行政）
	From April 2013 to January 2015	Deputy secretary (Policy)
	自2013年4月至2015年1月	副秘書（政策）
Mr. LEE Kuan Yew's (李光耀) Office	From May 2011 to November 2014	Principal private secretary/Special assistant
李光耀辦公室	自2011年5月至2014年11月	首席私人秘書／特別助理

Mr. TAN also held and has been holding positions in both public and private companies, details of which are set out below:

陳康威先生還曾在公共和私營公司任職，並且有些職位擔任至今，詳情如下：

Name 名稱	Period of service 服務年期	Positions 職位
Singapore Press Holdings Limited (SGX: T39)	From February 2015 to June 2016	Executive vice-president of Chinese Media Group
新加坡報業控股有限公司（SGX：T39）	自2015年2月至2016年6月	華文媒體集團執行副總裁
	From December 2015 to June 2016	Concurrently, head of Media Strategy & Analytics Division
	自2015年12月至2016年6月	同時兼任媒體策略及分析部主管
	From July 2016 to December 2021	Deputy chief executive officer
	自2016年7月至2021年12月	副執行長
MOH Holdings Pte. Ltd.	From December 2021 to August 2022	Managing director
新加坡衛生部控股公司	自2021年12月至2022年8月	董事經理
	Since September 2022	Chief executive director
	自2022年9月起	行政總裁
Straco Corporation Limited (SGX: S85)	Since May 2024	Independent director
星雅集團（SGX：S85）	自2024年5月起	獨立董事

On May 2, 2024, he joined Straco Corporation Limited as an independent director. It is a company listed on the main board of the Singapore Stock Exchange.

於2024年5月2日，彼加入星雅集團擔任獨立董事。該公司為一家於新加坡交易所主板上市的公司。

Mr. TAN obtained his bachelor's degree in social science from National University of Singapore in July 1997 and his master's degree in management from Stanford University in the United States in May 2005. He also received the Advanced Management Program certificate from Harvard Business School in the United States in July 2021.

陳康威先生於1997年7月獲得新加坡國立大學社會科學學士學位，並於2005年5月獲得美國斯坦福大學管理學碩士學位。2021年7月，陳康威先生還獲得了美國哈佛商學院高級管理課程證書。

年度報告
2024 Annual Report
43

Directors And Senior Management
董事及高級管理層

Mr. TEO Ser Luck, aged 56, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgment to the Board.

張思樂先生，56歲，於2022年12月12日獲委任為獨立非執行董事。主要負責監督董事會並向其提供獨立判斷。

Mr. TEO was a member of the Parliament of Singapore from May 2006 to June 2020. From May 2006 to July 2017, Mr. TEO served in the Singapore government cabinet and held various senior positions, including (i) the minister of state for Ministry of Trade and Industry, (ii) the senior parliamentary secretary at the Ministry of Transport and Ministry of Community Development, Youth and Sports, (iii) the minister of state at the Ministry of Manpower, and (iv) the mayor of the North East District of Singapore.

2006年5月至2020年6月，張思樂先生擔任新加坡議會議員。從2006年5月至2017年7月，張思樂先生在新加坡政府內閣任職，並擔任多個高級職務，包括(i)貿易與工業部部長；(ii)交通部，以及社區發展、青年和體育部高級議會秘書；(iii)人力部政務部長；以及(iv)新加坡東北區市長。

Mr. TEO also held and has been holding directorship at various companies listed on SGX:

張思樂先生還曾在新加坡證券交易所上市的各種公司任職，並且有些職位擔任至今：

Name 名稱	Period of service 服務年期	Positions 職位
United Engineers Limited (SGX: U04) (delisted in February 2020)	From September 2017 to February 2020	Lead independent director
聯合工程有限公司（SGX：U04）（於2020年2月退市）	自2017年9月至2020年2月	首席獨立董事
MindChamps Preschool Limited (SGX: CNE)	From December 2020 to September 2022	Lead independent director
邁傑思幼兒園有限公司（SGX：CNE）	自2020年12月至2022年9月	首席獨立董事
Serial System Ltd. (SGX: S69)	Since July 2017	Independent director
新曄科技有限公司（SGX：S69）	自2017年7月起	獨立董事
	From October 5, 2021 to January 8, 2024	Independent non-executive acting chairman
	自2021年10月5日至2024年1月8日	獨立非執行代理主席
	Since January 8, 2024	Independent non-executive deputy chairman
	自2024年1月8日起	獨立非執行副主席
BRC Asia Limited (SGX: BEC)	Since November 2017	Independent non-executive director and chairman
BRC亞洲有限公司（SGX：BEC）	自2017年11月起	獨立非執行董事及主席
China Aviation Oil (Singapore) Corporation Ltd. (SGX: G92)	Since April 2019	Lead independent director
中國航油（新加坡）股份有限公司（SGX：G92）	自2019年4月起	首席獨立董事
Straco Corporation Limited (SGX: S85)	Since July 2019	Independent director
星雅集團（SGX：S85）	自2019年7月起	獨立董事
Yanlord Land Group Limited (SGX: Z25)	Since February 2020	Independent non-executive director
仁恒置地集團有限公司（SGX：Z25）	自2020年2月起	獨立非執行董事

44 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

While Mr. TEO is currently holding directorships in five listed companies, the Directors are of the view that Mr. TEO will be able to devote sufficient time to discharge his duties and responsibilities as an independent non-executive Director given that (i) he currently acts as an independent director of the aforesaid listed companies and such roles in these listed companies primarily require him to oversee their management independently, rather than to allocate substantial time to participate in the day-to-day management and operations of their respective businesses; (ii) he has demonstrated that he is capable of devoting sufficient time to discharge his duties owed to each of these listed companies by attending Board meetings and Board Committee meetings of these listed companies and has attended all their board meetings based on the public disclosure of the relevant listed companies; (iii) he has acquired extensive management experience, participated in continuous professional development and trainings and developed substantial knowledge on corporate governance through his directorships in other listed companies, such that he is fully aware of the responsibilities and the expected time involvement to act as an independent non-executive director of a listed company, which is expected to facilitate the proper discharge of his duties and responsibilities as an independent non-executive Director; (iv) he has confirmed that he will have sufficient time to fulfill his duties as an independent non-executive Director notwithstanding his existing independent directorships in other listed companies; and (v) the Company will also make appointments with Mr. TEO in advance to reserve his time for the regular Board meetings, Board committee meetings and other matters to be transacted to ensure that he is able to carry out his duties as an independent non-executive Director despite multiple directorships.

儘管張思樂先生目前在五家上市公司擔任董事職務，但董事認為，基於以下理由，張思樂先生能夠投入足夠的時間履行其作為獨立非執行董事的職責和責任：(i)其目前擔任上述上市公司的獨立董事，該職務主要要求獨立監督這些上市公司的管理，而非分配大量時間參與各自業務的日常管理和運營；(ii)通過出席這些上市公司的董事會和董事會委員會會議，證明其有能力投入足夠的時間來履行其對每個上市公司所承擔的職責。根據相關上市公司的公開披露，彼已經出席了所有董事會會議；(iii)通過在其他上市公司擔任董事，其獲得了豐富的管理經驗，參加了持續的專業發展和培訓，並積累了大量的公司管治知識，因此其完全了解擔任上市公司獨立非執行董事的責任和履行這些職責預計所需時間，這將有助於其適當履行獨立非執行董事的職責和責任；(iv)彼已確認，儘管目前在其他上市公司擔任獨立董事，但將有足夠的時間履行其作為獨立非執行董事的職責；及(v)本公司亦將會提前與張思樂先生預約，使其可預留時間參與定期董事會會議、董事會委員會會議及處理其他事項，以確保彼能夠在擔任多個董事職位的情況下仍能履行獨立非執行董事的職責。

Mr. TEO obtained his bachelor's degree in accountancy from National University of Singapore in June 1992. He was certified as a fellow and advisor by the Institute of Singapore Chartered Accountants (the "**ISCA**") in May 2009 and has been elected as the president of the ISCA since April 2022.

張思樂先生於1992年6月獲得新加坡國立大學會計學學士學位。於2009年5月獲得新加坡特許會計師協會(「**ISCA**」)研究員和顧問認證，於2022年4月起當選為ISCA主席。

年度報告
2024 Annual Report 45

Directors And Senior Management
董事及高級管理層

Mr. LIEN Jown Jing Vincent, aged 64, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgment to the Board.

連宗正先生，64歲，於2022年12月12日獲委任為獨立非執行董事。負責監督董事會並向其提供獨立判斷。

Mr. LIEN has over 20 years of experience in the banking industry, specializing in corporate finance and capital management in Hong Kong, the PRC, Singapore and Southeast Asia. He is currently holding directorship at various companies, including:

連宗正先生具有超過20年銀行業經驗，在香港、中國、新加坡和東南亞專門從事企業融資和資本管理。連宗正先生現時於多家公司擔任董事，包括：

Name 名稱	Period of service 服務年期	Positions 職位
Seviora Holdings Private Limited	Since March 2021	Director
Seviora Holdings Private Limited	自2021年3月起	董事
Fullerton Fund Management Company Ltd.	Since March 2020	Director
Fullerton Fund Management Company Ltd.	自2020年3月起	董事
Income Insurance Pte. Ltd	Since October 2019	Director
Income Insurance Pte. Ltd	自2019年10月起	董事
Lien Properties Private Limited	Since March 2017	Managing director
Lien Properties Private Limited	自2017年3月起	董事總經理
Lien Ying Chow Private Limited	Since April 2012	Director
Lien Ying Chow Private Limited	自2012年4月起	董事
Wah Hin & Company Private Limited	Since October 2001	Director
Wah Hin & Company Private Limited	自2001年10月起	董事

From February 2012 to February 2024, Mr. LIEN also served as an independent director at the Maritime and Port Authority of Singapore.

自2012年2月至2024年2月，連宗正先生亦擔任新加坡海事及港務管理局的獨立董事。

Mr. LIEN obtained his bachelor's degree in business administration from the University of New Brunswick in Canada in 1986 and awarded an honorary doctoral degree in business administration from HyupSung University in South Korea in February 2018. Mr. LIEN is also a council member at the Lien Ying Chow Legacy Fellowship since August 2017.

連宗正先生於1986年獲得加拿大新不倫瑞克大學工商管理學學士學位，於2018年2月獲得韓國協成大學工商管理學榮譽博士學位。連宗正先生亦自2017年8月起擔任連瀛洲紀念獎學金理事會理事。

46
特海国际控股有限公司
Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

SENIOR MANAGEMENT

Ms. June YANG Lijuan, aged 46, was appointed as the chief executive officer of the Group on July 1, 2024. For further details, see "– Executive Directors" in this section.

Ms. QU Cong, aged 42, was appointed as the chief financial officer of the Group on August 29, 2023 and as a joint company secretary on December 30, 2022. She is responsible for overseeing financial and investment management of the Group, as well as corporate governance matters.

Ms. QU joined Haidilao International as the secretary of the board of directors in March 2018, while serving as a joint company secretary from May 2018 to May 2019. Since then, she successively served as a restaurant manager in October 2019, a coach in March 2020 and a regional manager in June 2021. Prior to the above positions, Ms. QU worked for the investment banking department of China International Capital Corporation Limited for nearly 10 years from July 2008 to February 2018, and held different positions including the executive director. She advised for dozens of companies of various sizes on their capital market and business transactions, including initial public offerings on the Stock Exchange, Shenzhen Stock Exchange and Shanghai Stock Exchange, placing, private equity financings and mergers and acquisitions. She has extensive experience with international capital market, corporate governance, communication with regulatory authorities and investor relationship.

Ms. QU obtained her bachelor's degree in mathematics and applied mathematics and master's degree in probability and statistics from Peking University in China in July 2005 and July 2008, respectively.

Mr. ZHOU Shaohua, aged 38, was appointed as the vice president and senior regional manager of the Group on March 25, 2022. He is responsible for overseeing the brand management and participating in the management and strategic development of the Group.

高級管理層

楊利娟女士，46歲，於2024年7月1日獲委任為本集團首席執行官。更多詳情，請參閱本節「－執行董事」。

瞿驄女士，42歲，於2023年8月29日獲委任為本集團首席財務官，並於2022年12月30日獲委任為聯席公司秘書。負責監督本集團財務及投資管理以及企業管治事宜。

瞿驄女士於2018年3月加入海底撈國際擔任董事會秘書，並於2018年5月至2019年5月擔任海底撈國際聯席公司秘書。此後，瞿驄女士先後於2019年10月擔任門店經理，於2020年3月擔任統籌教練及於2021年6月擔任區域經理。在擔任上述職位前，瞿驄女士自2008年7月至2018年2月在中國國際金融股份有限公司投資銀行部工作近10年，並擔任包括執行董事在內多個職位。彼為數十家不同規模的公司就其資本市場及業務交易提供諮詢服務，包括在聯交所、深圳證券交易所及上海證券交易所的首次公開發售、配售、私募股權融資及併購。彼在國際資本市場、企業管治、與監管機關溝通及投資者關係方面擁有豐富經驗。

瞿驄女士分別於2005年7月及2008年7月自中國北京大學取得數學與應用數學的學士學位，以及概率與統計學的碩士學位。

周紹華先生，38歲，於2022年3月25日獲委任為本集團副總裁兼大區經理。負責統籌品牌管理，參與本集團的管理及戰略發展。

年度報告 2024 Annual Report 47

Directors And Senior Management
董事及高級管理層

Mr. ZHOU has over 14 years of experience in the catering service sector. Mr. ZHOU joined Haidilao International Group in October 2010 and was relocated to Singapore as a project manager in January 2013 to assist with the local business development after Haidilao International Group decided to expand the overseas business and start its first overseas restaurant business in Singapore. He was successively promoted as (i) a restaurant duty manager in July 2014, (ii) a branch manager in April 2016, and (iii) a senior regional manager in March 2022.

周紹華先生具有超過14年餐飲服務領域經驗。周紹華先生於2010年10月加入海底撈國際集團，於2013年1月海底撈國際集團決定擴大海外業務並在新加坡創立其首家海外餐廳時，調往新加坡擔任項目經理協助當地的業務開拓。彼先後於(i) 2014年7月晋升為餐廳值班經理，(ii) 2016年4月晋升為門店經理，及(iii) 2022年3月晋升為大區經理。

Mr. ZHOU obtained his college degree in tourism management from Dalian Polytechnic University (大連工業大學) in China in July 2010.

周紹華先生於2010年7月從中國大連工業大學旅遊管理專業畢業。

JOINT COMPANY SECRETARIES

聯席公司秘書

Ms. QU Cong, was appointed as one of the joint company secretaries on December 30, 2022. For further details, see "－Senior Management" in this section.

瞿驄女士於2022年12月30日獲委任為其中一名聯席公司秘書。更多詳情，請參閱本節「－高級管理層」。

Mr. Cheng Ching Kit, was appointed as one of the joint company secretaries on May 30, 2023. Ms. Cheng is an assistant vice president of SWCS Corporate Services Group (Hong Kong) Limited, a professional services provider specializing in corporate services, and has over 12 years of experience in corporate secretarial field.

鄭程傑先生於2023年5月30日獲委任為其中一名聯席公司秘書。鄭程傑先生為方圓企業服務集團（香港）有限公司（一家專業的企業服務提供商）之副總監，並於企業秘書領域擁有逾12年經驗。

Mr. Cheng is an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. In addition, he holds a Bachelor of Commerce degree in finance from the University of Queensland, Australia and a Master of Laws degree in Chinese law from the University of Hong Kong.

鄭程傑先生為香港公司治理公會及英國特許公司治理公會之會士。此外，彼持有澳洲昆士蘭大學商學士（金融）學位及香港大學法學碩士（中國法）學位。

48 特海国际控股有限公司
Super Hi International Holding Ltd.

Corporate Governance Report
企業管治報告

The Board is pleased to present this corporate governance report for the year ended December 31, 2024.

董事會欣然提呈截至2024年12月31日止年度的本企業管治報告。

CORPORATE CULTURE

企業文化

We are a leading Chinese cuisine restaurant brand, operating Haidilao hot pot restaurant in the international market. Our mission is to build the leading global Chinese restaurant brand and to propagate Chinese culinary heritage. We uphold Haidilao's core values to satisfy two critical groups of people – "changing your future with your own hands" to motivate our employees, and aim to continuously improve "customer satisfaction" by delivering an exceptional and fun dining experience to our customers.

特海国际控股有限公司是國際領先的連鎖中式餐飲公司，主要在國際市場經營以「海底撈」品牌為主的火鍋餐廳。我們的使命是成為一個全球性連鎖餐飲集團，並在全球傳播中式飲食文化。我們秉持海底撈的核心價值以滿足兩個關鍵群體—「用雙手改變命運」以激勵僱員，及以不斷提高「顧客滿意度」為目標向顧客提供獨特且愉快的用餐體驗。

Our proven management philosophy, "aligned interests and disciplined management", assists with our expansion across the globe. "Aligned interests" involves motivating our entire workforce through a compensation structure of "low bases with high bonuses", alongside effective measures like the "mentor-mentee system", thereby boosting governance efficiency. "Disciplined management" is ensured by a regular system of restaurant rating and a dynamically adaptable management structure, which helps our management team uphold corporate values and maintain high ethical standards at every level.

我們成熟的管理理念「連住利益，鎖住管理」支撐我們實現可持續的全球拓張。我們通過「連住利益」，以「低底薪+高分紅」的薪酬架構、「師徒制」等行之有效的措施激勵全體員工，提高企業管治效率。「鎖住管理」則通過定期的餐廳評級監察體系及動態調整的管理架構保證管理團隊堅守企業價值，以高道德標準行使各層級職責。

Our management emphasizes nurturing talent internally and supports upward mobility within our Group. We offer extensive opportunities for career advancement and ensure equitable pathways for promotion for all staff, integrating the core values of "people-centered and kindness" throughout all phases of our employees' careers at our Group.

我們的管理團隊強調內部培養，鼓勵內部晉升。我們為所有員工提供充分的晉升空間及公平的上升通道，致力於將「以人為本、與人為善」的核心價值融入特海國際員工職業生涯的各個節點。

Our Board and management team are dedicated to ensuring that all staff consistently embody our corporate values, with a commitment to integrity in our operations and a quest for excellence. We are convinced that strong governance is foundational, playing a vital role in building loyalty among employees and customers towards our restaurants and the Haidilao brand, which is essential for our continued success.

董事會及管理團隊確保我們的各層級員工全力貫徹企業價值，其承諾以誠信運營我們的業務、追求卓越品質。特海堅信，強而有力的管治能為我們奠定基石，其在創造員工、顧客對餐廳和海底撈品牌的忠誠度中發揮至關重要的作用。

年度報告
2024 Annual Report
49

50 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 本公司的企業管治常規 本集團致力達致高水準的企業管治，務 求保障股東權益及提高企業價值及問責 性。 《企業管治守則》訂明的良好企業管治原 則及兩個層面的企業管治常規如下： (a) 守則條文，期望上市發行人遵守或 就偏離行為提供審慎考慮的理由； 及 (b) 建議最佳常規，僅屬指引，鼓勵上 市發行人遵守。 本公司的企業管治常規乃以《企業管治守 則》所載原則及守則條文為依據。本公 司定期檢討其遵守《企業管治守則》的情 況，據董事所深知，截至2024年12月31 日止年度，本公司一直遵守香港上市規 則附錄C1所載《企業管治守則》之所有適 用原則及守則條文。 CORPORATE GOVERNANCE PRACTICES OF THE COMPANY The Group is committed to achieving high standards of corporate governance to safeguard the interests of the Shareholders and to enhance corporate value and accountability. The Corporate Governance Code sets out the principles of good corporate governance and two levels of corporate governance practices, as follows: (a) code provisions, which listed issuers are expected to comply with or to give considered reasons for deviation; and (b) recommended best practices for guidance only, which listed issuers are encouraged to comply with. The Company’s corporate governance practices are based on the principles and code provisions as set out in the Corporate Governance Code. The Company regularly reviews its compliance with the Corporate Governance Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the Corporate Governance Code in Appendix C1 to the Hong Kong Listing Rules during the year ended December 31, 2024.

年 度 報 告 2024 Annual Report 51 Corporate Governance Report 企業管治報告 A. THE BOARD 1. Responsibilities The Board is responsible for the overall leadership and control of the Group, oversees the Group’s strategic decisions and monitors business and performance. To oversee specific aspects of the Company’s affairs, the Board has established three Board Committees including the Audit Committee, the Remuneration Committee and the Nomination Committee. The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference. All Directors shall ensure that they carry out their duties in good faith and in compliance with the standards of applicable laws and regulations, and act in the best interests of the Company and its Shareholders at all times. 2. Delegation of Management Function The Board is responsible for all decision-making in respect of all major matters of the Company, including the approval and monitoring of all policies matters, overall strategies and budgets, internal control and risk management systems, material transactions (in particular those may involve conflict of interests), financial information, appointment of the Directors, and other significant financial and operational matters. All of the Directors have full and timely access to all relevant information as well as the advice and services of the joint company secretaries, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. Each Director is entitled to seek independent professional advice in appropriate circumstances at the Company’s expense. The day-to-day management, administration and operation of the Group are delegated to the senior management. The delegated functions are periodically reviewed. Approval has to be obtained from the Board before any significant transaction is entered into. A. 董事會 1. 責任 董事會負責本集團的整體領導 和控制、監督本集團的策略決 策以及監察業務及表現。為監 督本公司事務的特定方面，董 事會已成立三個董事委員會， 包括審計委員會、薪酬委員會 及提名委員會。董事會已授權 董事委員會履行其各自職權範 圍載列的職責。 全體董事須確保彼等真誠依據 適用法律法規的標準履行職 責，並時刻為本公司及其股東 的最佳利益行事。 2. 管理層職能授權 董事會負責就本公司所有重大 事項作出所有決策，包括批准 及監督所有政策事項、整體策 略及預算、內部控制和風險管 理體系、重大交易（尤其是可 能涉及利益衝突的交易）、財 務資料、委任董事及其他重要 財務及營運事項。 全體董事均可全面及適時地獲 取所有相關資料以及獲得聯席 公司秘書的意見與服務，以確 保遵從董事會程序以及所有適 用規則及規例。各董事有權於 適當情況下尋求獨立專業意 見，有關開支由本公司承擔。 本集團的日常管理、行政及營 運均已委派予高級管理層。其 獲授權的職能會定期予以檢 討。訂立任何重大交易前必須 取得董事會批准。

Corporate Governance Report
企業管治報告

3. Board Composition

As at the date of this annual report, the Board has seven Directors including three executive Directors, one non-executive Director and three independent non-executive Directors. Members of the Board during the year ended December 31, 2024 and up to the date of this annual report are listed below:

Non-executive Director
Ms. SHU Ping *(Chairlady)*

Executive Directors
Ms. June YANG Lijuan
(appointed with effect from July 1, 2024)
Mr. LI Yu
Ms. LIU Li
Mr. WANG Jinping
(resigned with effect from July 1, 2024)

Independent non-executive Directors
Mr. TAN Kang Uei, Anthony
Mr. TEO Ser Luck
Mr. LIEN Jown Jing Vincent

Ms. June YANG Lijuan was appointed as executive Director with effect from July 1, 2024. Ms. June YANG Lijuan obtained legal advice on June 18, 2024 from Kirkland & Ellis, a firm of solicitors qualified to advise on Hong Kong law, as regards the requirements under the Hong Kong Listing Rules that are applicable to her as a director of a listed issuer and the possible consequences of making a false declaration or giving false information to the Stock Exchange pursuant to Rule 3.09D of the Hong Kong Listing Rules, and confirmed that she understood her obligations as a director of a listed issuer.

Mr. WANG Jinping resigned as an executive Director and the chief operating officer of the Company with effect from July 1, 2024 in order to directly leverage his expertise and dedicate more time and efforts to new business incubation of the Group.

3. 董事會組成

於本年報日期，董事會有七名董事，包括三名執行董事、一名非執行董事及三名獨立非執行董事。截至2024年12月31日止年度及直至本年報日期，董事會成員載列如下：

非執行董事
舒萍女士 *(主席)*

執行董事
楊利娟女士
(於2024年7月1日獲委任)
李瑜先生
劉麗女士
王金平先生
(於2024年7月1日辭任)

獨立非執行董事
陳康威先生
張思樂先生
連宗正先生

楊利娟女士於2024年7月1日獲委任為執行董事。楊利娟女士已於2024年6月18日根據香港上市規則第3.09D條向有資格就香港法律提供意見的律師行凱易律師事務所取得法律意見，明白香港上市規則中適用於其作為上市發行人董事的規定，以及向聯交所作出虛假聲明或提供虛假信息所可能引致的後果，並確認明白其作為上市發行人董事的責任。

王金平先生辭任本公司執行董事及首席運營官，自2024年7月1日起生效，以便直接發揮其專長，將更多時間及精力投入本集團的新業務孵化。

52 特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 53 Corporate Governance Report 企業管治報告 All Directors, including non-executive Director and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficiency and effective functioning. All Directors have carried out duties in good faith and in compliance with applicable laws and regulations; and have acted in the interests of the Company and the Shareholders at all times. Biography of each Director is set out in the section headed “Directors and Senior Management” of this annual report. Save as disclosed therein, there is no financial, business, family or other material or relevant relationships among members of the Board and senior management. During the year ended December 31, 2024, the Board has at all times met the requirements of Rules 3.10(1), 3.10(2) and 3.10A of the Hong Kong Listing Rules relating to the appointment of at least three independent non-executive Directors with at least one independent non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise, and independent non-executive Directors representing at least one-third of the Board. Each of the independent non-executive Directors has confirmed his independence pursuant to the factors set out in Rule 3.13 of the Hong Kong Listing Rules and the Company considers each of them to be independent. 4. Appointment, Re-election and Removal of Directors The procedures and process of appointment, re-election and removal of the Directors are laid down in the Articles of Association. The primary duties of the Nomination Committee include, but are not limited to, reviewing the structure, size and composition of the Board, assessing the independence of the independent non-executive Directors and making recommendations to the Board on matters relating to the appointment of the Directors. 全體董事（包括非執行董事及 獨立非執行董事）均為董事會 帶來多個領域之寶貴業務經 驗、知識及專長，使其高效及 有效地運作。全體董事一直以 來均盡心履行其職責並遵守適 用法律及法規，且一直為本公 司及股東的利益行事。 各董事的履歷載於本年報「董 事及高級管理層」一節。除該 節所披露者外，董事會及高級 管理層成員之間概無財務、業 務、家庭或其他重大或相關關 係。 於截至2024年12月31日止年 度，董事會一直遵守香港上 市規則第3.10(1)、3.10(2)及 3.10A條中有關委任至少三名 獨立非執行董事、至少一名獨 立非執行董事擁有適當專業資 格或會計或相關財務管理專 長，且獨立非執行董事佔董事 會成員人數至少三分之一的規 定。 各獨立非執行董事已根據香港 上市規則第3.13條所載因素確 認其獨立性，且本公司認為彼 等均屬獨立。 4. 董事的委任、重選及罷免 董事的委任、重選及罷免程序 及過程已載於組織章程細則。 提名委員會的主要職責包括但 不限於審閱董事會架構、規模 及組成、評估獨立非執行董事 的獨立性及就委任董事的相關 事宜向董事會作出建議。

54 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 各執行董事已與本公司訂立服 務合約，據此，彼等各自同意 擔任執行董事，惟須按組織章 程細則的規定膺選連任，直至 根據服務合約的條款及條件或 由任何一方提前不少於一個月 向另一方發出書面通知予以終 止為止。 各非執行董事及獨立非執行董 事已與本公司訂立委任書。彼 等委任書的初始期限為三年， 惟須按組織章程細則的規定膺 選連任，直至根據委任書的條 款及條件或由任何一方提前不 少於三個月向另一方發出書面 通知予以終止為止。 根據組織章程細則，全體董事 須至少每三年輪席退任一次， 而董事會有權不時及隨時委任 任何新董事以填補臨時空缺或 加入董事會。任何按上述方式 獲委任的董事任期僅至本公司 下屆股東週年大會，惟屆時可 於大會上膺選連任。 5. 提名政策 董事會於2022年12月12日批 准並採納提名政策，旨在評估 及甄選董事候選人。提名委員 會將會考慮以下標準（其中包 括）：品格誠信、資格（文化及 教育背景、專業資格、技能、 知識及經驗以及董事會成員多 元化政策下的多元化方面）、 候選人在資格、技能、經驗、 獨立性及多元化方面可為董事 會帶來的任何潛在貢獻以及貢 獻足夠時間以履行作為董事會 及╱或董事委員會成員的職 責的意願和能力。 The executive Directors have each entered into a service contract with the Company pursuant to which each of them agrees to act as an executive Director, subject to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the service contract or by either party giving to the other not less than one month’s prior notice in writing. Each of our non-executive Director and independent non-executive Directors has entered into an appointment letter with our Company. The initial term for their appointment letters shall be three years and is subject to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months’ prior notice in writing. In accordance with the Articles of Association, all the Directors are subject to retirement by rotation at least once every three years and the Board has power from time to time and at any time to appoint any new Director to fill a causal vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. 5. Nomination Policy The Nomination Policy was approved and adopted by the Board on December 12, 2022 for evaluating and selecting any candidate for directorship. The Nomination Committee would consider the following criteria, including, among other things, character and integrity, qualifications (cultural and educational background, professional qualifications, skills, knowledge and experience and diversity aspects under the Board Diversity Policy), any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and diversity, and willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s).

年 度 報 告 2024 Annual Report 55 Corporate Governance Report 企業管治報告 提名委員會及╱或董事會在 收到委任新董事的建議及候選 人的履歷資料（或相關詳情） 後，根據上述標準評估該候選 人，以釐定該候選人是否符合 董事資格。提名委員會隨後將 向董事會提出推薦意見以委任 董事的適當候選人，並提供基 於本公司需求及每名候選人背 景調查按偏好順序排列的候選 人排名（如適用）。 6. 董事的就任導引及持續專業發 展 董事應緊貼監管發展及變化， 以有效履行其職責，並確保其 在具備全面資訊及切合所需的 情況下對董事會作出貢獻。 各新獲委任董事亦將獲得必要 的就任導引及資料，以確保其 對本公司營運及業務以及其於 相關法令、法律、規則及法規 下的職責有適當了解。 於報告期內，所有董事均已了 解有關香港上市規則及其他適 用監管規定的最新進展，以確 保合規並增強其良好企業管治 常規意識。此外，本公司將在 必要時為董事安排持續簡報及 專業發展。 The Nomination Committee and/or the Board should, upon receipt of the proposal on appointment of new director and the biographical information (or relevant details) of the candidate, evaluate such candidate based on the criteria as set out above to determine whether such candidate is qualified for directorship. The Nomination Committee should then recommend to the Board to appoint the appropriate candidate for directorship with a ranking of the candidates (if applicable) by order of preference based on the needs of the Company and reference check of each candidate. 6. Induction and Continuous Professional Development of Directors Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant. Each newly appointed Director would also be provided with necessary induction and information to ensure that he or she has a proper understanding of the Company’s operations and businesses as well as his or her responsibilities under relevant statues, laws, rules and regulations. During the Reporting Period, all the Directors have been updated with the latest developments regarding the Hong Kong Listing Rules and other applicable regulatory requirements to ensure compliance and enhance their awareness of good corporate governance practices. In addition, continuing briefing and professional development to Directors will be arranged whenever necessary.

Corporate Governance Report
企業管治報告

The following table lists the training record for each Director during the Reporting Period:

下表載列於報告期內各董事的培訓記錄：

Name of Directors	董事姓名	Attending training sessions on Directors' responsibilities and other related issues 參加有關董事職責及其他相關事項的培訓會議	Reading relevant materials on Directors' continuous responsibilities, corporate governance and other related issues 閱讀有關董事持續職責、企業管治及其他相關事項的相關材料
Non-executive Director	***非執行董事***		
Ms. SHU Ping	舒萍女士	√	√
Executive Directors	***執行董事***		
Ms. June YANG Lijuan *(appointed with effect from July 1, 2024)*	楊利娟女士 *（於2024年7月1日獲委任）*	√	√
Mr. LI Yu	李瑜先生	√	√
Ms. LIU Li	劉麗女士	√	√
Mr. WANG Jinping *(resigned with effect from July 1, 2024)*	王金平先生 *（於2024年7月1日辭任）*	√	√
Independent non-executive Directors	***獨立非執行董事***		
Mr. TAN Kang Uei, Anthony	陳康威先生	√	√
Mr. TEO Ser Luck	張思樂先生	√	√
Mr. LIEN Jown Jing Vincent	連宗正先生	√	√

7. Board Meetings

The Board should meet regularly and Board meetings should be held at least four times a year. Notice of regular Board meetings is served to all Directors at least 14 days before the meeting. For other Board meetings, reasonable notice is generally given.

7. 董事會會議

董事會應定期召開會議，董事會會議每年至少應舉行四次。定期董事會會議通知須於召開會議前至少14日送達所有董事。就其他董事會會議而言，通常將給予合理通知。

56 特海国际控股有限公司 Super Hi International Holding Ltd.

Corporate Governance Report
企業管治報告

Agenda and accompanying Board papers in respect of regular Board meetings are sent out in full to all Directors within reasonable time before the meeting to keep Directors apprised of the latest developments and financial position of the Company and to enable them to make informed decisions. All Directors are given opportunities to include matters in the agenda for Board and committee meetings. The Board and each Director also have separate and independent access to the senior management where necessary.

完整的常規董事會會議議程連同董事會文件均於會議前的合理時間內送達全體董事，以便董事了解本公司最新發展及財務狀況及使彼等作出知情決定。所有董事均有機會提出商討事項列入董事會及委員會會議議程。如有必要，董事會及各董事亦可個別及單獨與高級管理層會面。

After the meeting, draft minutes are circulated to all Directors for comments. Minutes of Board meetings and committees' meeting are kept by the company secretary and are available for inspection by the Directors at all times.

於會議後，全體董事均獲傳閱會議記錄草稿以表達意見。董事會會議及委員會會議的會議記錄由公司秘書保存，並供董事隨時查閱。

Attendance records of Directors

董事出席記錄

During the Reporting Period, 6 Board meetings (including one written resolution) and one general meeting were held. The attendance record of each Director is set out in the table below:

於報告期內，舉行了六次董事會會議（包括一次書面決議）及一次股東大會。下表載列各董事出席記錄：

Name of Directors	董事姓名	Attendance/ Number of Board Meetings 出席／董事會會議次數	Attendance/ Number of General Meetings 出席／股東大會次數
Non-executive Director	***非執行董事***		
Ms. SHU Ping	舒萍女士	6/6	1/1
Executive Directors	***執行董事***		
Ms. June YANG Lijuan	楊利娟女士		N/A
(appointed with effect from July 1, 2024)	*（於2024年7月1日獲委任）*	3/3	不適用
Mr. LI Yu	李瑜先生	6/6	1/1
Ms. LIU Li	劉麗女士	6/6	1/1
Mr. WANG Jinping	王金平先生		
(resigned with effect from July 1, 2024)	*（於2024年7月1日辭任）*	3/3	1/1
Independent non-executive Directors	***獨立非執行董事***		
Mr. TAN Kang Uei, Anthony	陳康威先生	6/6	1/1
Mr. TEO Ser Luck	張思樂先生	6/6	1/1
Mr. LIEN Jown Jing Vincent	連宗正先生	6/6	1/1

年度報告
2024 Annual Report 57

58 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 於報告期內，董事會主席亦與 獨立非執行董事舉行一次會 議，會議中並無其他董事出 席。 8. 企業管治職能 董事會認為，企業管治應屬董 事的共同責任，截至2024年 12月31日止年度，董事會已 履行以下職責： 1) 審閱及監察本公司在遵 守法律及監管規定方面 之政策及常規； 2) 審閱及監察董事及高級 管理層之培訓及持續專 業發展； 3) 制定、審閱及監察適用 於僱員及董事之行為守 則及合規手冊； 4) 制定及審閱本公司之企 業管治政策及常規，並 向董事會建議及匯報相 關事宜；及 5) 審閱本公司對《企業管治 守則》之遵守情況及在企 業管治報告之披露。 The chairman of the Board also held one meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period. 8. Corporate Governance Functions The Board recognized that corporate governance should be the collective responsibility of the Directors, and the Board has performed the following duties during the year ended December 31, 2024: 1) review and monitor the Company’s policies and practices in complying with legal and regulatory requirements; 2) review and monitor the training and continuous professional development of the Directors and senior management; 3) develop, review and monitor the code of conduct and compliance manual applicable to employees and the Directors; 4) develop and review the Company’s corporate governance policies and practices and make recommendations and report on related issues to the Board; and 5) review the Company’s compliance with the Corporate Governance Code and disclosures in the Corporate Governance Report.

Corporate Governance Report
企業管治報告

B. CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Pursuant to code provision C.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer are held separately by two individuals to ensure their respective independence, accountability and responsibility. Ms. SHU Ping is the chairlady of the Board and Ms. June YANG Lijuan is the chief executive officer of the Company. Ms. SHU Ping is in charge of the management of the Board and responsible for providing strategic advice to the Group. Ms. June YANG Lijuan is primarily responsible for the day-to-day management of the Group's operations and the formulation and implementation of the Group's business strategies. The Company considered that the division of responsibilities between the chairman and chief executive officer is clearly established.

B. 主席及首席執行官

根據《企業管治守則》守則條文C.2.1，主席與首席執行官的角色分別由兩名人士擔任，以確保其各自獨立性、問責及職責。舒萍女士為董事會主席，楊利娟女士為本公司的首席執行官。舒萍女士負責管理董事會並為本集團提供戰略建議。楊利娟女士主要負責本集團的日常經營管理和本集團業務戰略的制定與實施。本公司認為，主席及首席執行官的職責已明確區分。

C. BOARD COMMITTEES

To facilitate the work of the Board, the Board has established three committees, namely, the Audit Committee, the Remuneration Committee and the Nomination Committee, to oversee specific aspects of the Group's affairs. Each Board committee has its own terms of reference relating to its authority and duties, which have been approved by the Board and are reviewed periodically. The terms of reference of each committee are available on the websites of the Company and the Stock Exchange.

Each Board committees has also been provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expense.

C. 董事委員會

為使董事會工作更為順利，董事會下設三個委員會，即審計委員會、薪酬委員會及提名委員會，以監察本集團事務的特定方面。各董事委員會均訂有有關其職權及職責的職權範圍，該等職權範圍已經董事會批准並定期審閱。各委員會的職權範圍於本公司及聯交所網站上可供查閱。

各董事委員會亦已獲提供充足資源履行彼等職責，並可於提出合理要求時在適當情況下尋求獨立專業意見，有關開支由本公司承擔。

年度報告
2024 Annual Report
59

60 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 1. 審計委員會 本公司已按照《企業管治守 則》設立具書面職權範圍的審 計委員會。審計委員會的主要 職責主要包括就外部核數師的 委任及罷免向董事會提出推薦 建議；審閱及監督財務報表及 財務報告的相關重要意見；監 督內部控制程序；監管本集團 的內部控制及風險管理系統； 監察持續關連交易（如有）；及 審查安排讓本公司僱員能夠就 本公司的財務報告、內部控制 或其他事宜可能發生的不正當 行為提出關注。 審計委員會目前由三名獨立非 執行董事組成，即張思樂先 生、陳康威先生及連宗正先 生。張思樂先生持有香港上市 規則第3.10(2)及3.21條項下規 定的適當專業資格，為審計委 員會的主席。 截至2024年12月31日止年 度，審計委員會已舉行四次會 議（包括一次書面決議），以審 閱季度、中期及年度財務業績 及報告以及財務報告、運營及 合規控制的重大事宜、風險管 理及內部控制系統的成效、委 任外部核數師以及委託非審計 服務與相關工作範圍，及安排 僱員就可能發生的不正當行為 提出關注。 於2024年，審計委員會已與 外部核數師在無執行董事出席 的情況下舉行了三次會議。 1. Audit Committee The Company established an Audit Committee with written terms of reference in compliance with the Corporate Governance Code. The primary duties of the Audit Committee mainly include making recommendations to the Board on the appointment and removal of external auditors; reviewing and supervising the financial statements and material advice in respect of financial reporting; overseeing internal control procedures; supervising internal control and risk management systems of the Group; monitoring continuing connected transactions (if any); and reviewing arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company. The Audit Committee currently consists of three independent non-executive Directors, namely Mr. TEO Ser Luck, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent. Mr. TEO Ser Luck, who possesses the appropriate professional qualifications as required under Rules 3.10(2) and 3.21 of the Hong Kong Listing Rules, is the chairman of the Audit Committee. The Audit Committee held four meetings (including one written resolution) to review, in respect of the year ended December 31, 2024, the quarterly, interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems, appointment of external auditors and engagement of non-audit services and relevant scope of works and arrangements for employees to raise concerns about possible improprieties. The Audit Committee had met the external auditors three times without the presence of executive Directors in 2024.

Corporate Governance Report
企業管治報告

The attendance records of the Audit Committee meetings are set out below:

審計委員會會議的出席記錄載列如下：

Name of Members of the Audit Committee	審計委員會成員姓名	Attendance/ Number of Meetings 出席／會議次數
Mr. TEO Ser Luck	張思樂先生	4/4
Mr. TAN Kang Uei, Anthony	陳康威先生	4/4
Mr. LIEN Jown Jing Vincent	連宗正先生	4/4

2. Nomination Committee

The Company established the Nomination Committee with written terms of reference in compliance with code provision B.3.1 of the Corporate Governance Code.

The primary duties of the Nomination Committee mainly include reviewing the structure, size and composition of the Board annually; developing and formulating relevant procedures for the nomination and appointment of Directors assessing the independence of the independent non-executive Directors; making recommendations to the Board on the appointment and succession planning of Directors; reviewing the Board diversity policy (the "**Board Diversity Policy**") and Director nomination policy (the "**Nomination Policy**"); and identifying individuals suitably qualified to become Board members and making recommendations to the Board to fill vacancies.

The Nomination Committee currently consists of one non-executive Director, namely Ms. SHU Ping and three independent non-executive Directors, namely, Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent. Ms. SHU Ping is the chairlady of the Nomination Committee.

2. 提名委員會

本公司已按照《企業管治守則》守則條文第B.3.1條設立具書面職權範圍的提名委員會。

提名委員會的主要職責主要包括每年審閱董事會架構、規模及組成；制定提名及委任董事的相關程序，評估獨立非執行董事的獨立性；就董事委任及繼任計劃向董事會提出推薦建議；審閱董事會成員多元化政策（「**董事會成員多元化政策**」）及董事提名政策（「**提名政策**」）；及物色合資格成為董事會成員的適當人選，並向董事會提出填補空缺的建議。

提名委員會目前由一名非執行董事，即舒萍女士及三名獨立非執行董事，即陳康威先生、張思樂先生及連宗正先生組成。舒萍女士擔任提名委員會主席。

年度報告 2024 Annual Report 61

62 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 於評估董事會組成時，提名委 員會將考慮本公司董事會成員 多元化政策所載有關董事會成 員多元化的各個方面及因素。 提名委員會將討論及協定實現 董事會成員多元化的可計量目 標（倘必要），並推廣董事會採 納。 於物色及選定合適的董事人選 時，提名委員會將於向董事會 提供建議前考慮提名政策所載 候選人的相關標準，以配合企 業策略及達致董事會成員多元 化（如適用）。 截至2024年12月31日止年 度，提名委員會召開三次會 議（包括一次書面決議），以 審閱董事會的架構、規模及組 成以及獨立非執行董事的獨立 性，審議於即將舉行的本公司 股東週年大會上膺選連任的退 任董事資質，並審核董事會成 員多元化政策及董事提名政 策。提名委員會認為，董事會 在多元化視角維持了適當平 衡。提名委員會評估後認為， 董事會成員結構在報告期內實 現顯著優化，女性成員比例由 去年28.6%（2/7）提升至今年 42.9%（3/7），性別均衡度增 幅達14.3個百分點，在年齡分 佈、專業多元化及跨文化管理 經驗等維度持續完善。 In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company’s Board Diversity Policy. The Nomination Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption. In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate’s relevant criteria as set out in the Nomination Policy that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board. During the year ended December 31, 2024, the Nomination Committee held three meetings (including one written resolution) to review the structure, size and composition of the Board and the independence of the independent non-executive Directors, and to consider the qualifications of the retiring Directors standing for re-election at the forthcoming annual general meeting of the Company, to review the Board Diversity Policy and Director Nomination Policy. The Nomination Committee considered an appropriate balance of diversity perspectives of the Board is maintained. Following its assessment, the Nomination Committee believed that the Board composition had been significantly optimized during the Reporting Period. The proportion of female members increased from 28.6% (2/7) in 2023 to 42.9% (3/7) in 2024, representing an improvement of 14.3 percentage points in gender balance. The Board will continue to enhance its composition across dimensions of age distribution, professional diversity, and cross-cultural management experience.

年 度 報 告 2024 Annual Report 63 Corporate Governance Report 企業管治報告 提名委員會會議出席記錄載列 如下： 3. 薪酬委員會 本公司已按照《企業管治守 則》設立具書面職權範圍的薪 酬委員會。薪酬委員會的主要 職責為（其中包括）就本集團 的薪酬政策、董事及高級管理 層的薪酬架構及建立正式透明 的程序制定薪酬政策向董事會 作出推薦意見；參考董事會企 業目的及目標，審閱並批准管 理層的薪酬提案；根據委託責 任，釐定執行董事及高級管理 層的薪酬待遇；並根據香港上 市規則第十七章審閱及╱或 批准股份計劃相關事宜。 薪酬委員會目前包括一名非執 行董事，即舒萍女士及三名獨 立非執行董事，即陳康威先 生、張思樂先生及連宗正先 生。連宗正先生擔任薪酬委員 會主席。 The attendance records of the Nomination Committee meeting are set out below: Attendance/ Number of Meeting Name of Members of the Nomination Committee 提名委員會成員姓名 出席╱ 會議次數 Ms. SHU Ping 舒萍女士 3/3 Mr. TAN Kang Uei, Anthony 陳康威先生 3/3 Mr. TEO Ser Luck 張思樂先生 3/3 Mr. LIEN Jown Jing Vincent 連宗正先生 3/3 3. Remuneration Committee The Company established the Remuneration Committee with written terms of reference in compliance with the Corporate Governance Code. The primary duties of the Remuneration Committee are, among other things, to recommend the Board on the Group’s remuneration policy and structure for the Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy, to review and approve the management’s remuneration proposals with reference to the Board’s corporate goals and objectives, to determine, with delegated responsibility, the remuneration packages of the executive Directors and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Hong Kong Listing Rules. The Remuneration Committee currently consists of one non-executive Director, namely Ms. SHU Ping and three independent non-executive Directors, namely, Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent. Mr. LIEN Jown Jing Vincent is the chairman of the Remuneration Committee.

Corporate Governance Report
企業管治報告

During the year ended December 31, 2024, the Remuneration Committee held three meetings (including one written resolution) to review the policy and the structure for the remuneration of all Directors and senior management and make recommendations to the Board on the remuneration packages of the Directors and senior management. Details of the Directors' remuneration are set out in note 13 to the Financial Statements.

截至2024年12月31日止年度，薪酬委員會已舉行三次會議（包括一次書面決議）以審閱全體董事及高級管理層的薪酬政策及架構並就董事及高級管理層的薪酬待遇向董事會提出推薦建議。董事的薪酬詳情載於財務報表附註13。

The attendance records of the Remuneration Committee meetings are set out below:

薪酬委員會會議出席記錄載列如下：

Name of Members of the Remuneration Committee	薪酬委員會成員姓名	Attendance/ Number of Meeting 出席╱會議次數
Mr. LIEN Jown Jing Vincent	連宗正先生	3/3
Ms. SHU Ping	舒萍女士	3/3
Mr. TAN Kang Uei, Anthony	陳康威先生	3/3
Mr. TEO Ser Luck	張思樂先生	3/3

D. REMUNERATION OF SENIOR MANAGEMENT

D. 高級管理層的薪酬

The remuneration payable to the senior management of the Company (excluding those members of senior management who are also Directors) is shown in the following table by band:

應付予本公司高級管理層（不包括同時擔任董事的高級管理層成員）的薪酬按等級於下表列示：

(USD)	（美元）	2024 Number of senior management 2024年高級管理層人數	2023 Number of senior management 2023年高級管理層人數
1-500,000		1	3
>500,000		2	0
Total	總計	3	3

64 特海国际控股有限公司 Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 65 Corporate Governance Report 企業管治報告 E. 董事會成員多元化政策 董事會已採納董事會成員多元化政 策，其載有實現及維持董事會成員 多元化的方法。 根據董事會成員多元化政策，提名 委員會定期審閱董事會的架構、規 模、組成及多元化且（倘適用）就為 配合本公司的企業策略而對董事會 作出的變動提出推薦建議並確保董 事會維持公平多元組合。於審閱及 評估董事會成員組成時，本公司認 為董事會成員多元化乃透過考慮多 方面因素（包括但不限於性別、年 齡、文化及教育背景、種族、專業 經驗、技能、知識、服務任期及其 他相關因素）來實現。所有董事會 成員之任命乃按價值而定，而候選 人將按照目標準則，並適當顧及董 事會成員多元化的裨益予以考慮。 截至2024年12月31日，董事會包 括三名女性董事及四名男性董事。 提名委員會及董事會認為董事會現 有成員組成已實現董事會成員多元 化政策所定目標。 提名委員會至少每年審閱一次政策 和可計量目標並（如適用）確保董事 會持續有效運行。 F. 確保獨立觀點和意見的機制 本公司確信董事會具備獨立性是良 好企業管治的重要元素。本公司設 有有效的機制，包括但不限於董事 及委員會成員可按需要就本公司的 事宜尋求獨立專業意見，而相關費 用由本公司承擔，以確保董事會能 獲取獨立觀點和意見。該等已有機 制須每年經董事會檢討，以確保董 事會之高度獨立性。 E. BOARD DIVERSITY POLICY The Board has adopted the Board Diversity Policy which sets out the approach to achieving and maintaining diversity of the Board. Pursuant to the Board Diversity Policy, the Nomination Committee reviews regularly the structure, size, composition and diversity of the Board and where appropriate, make recommendations on changes to the Board to complement the Company’s corporate strategy and to ensure that the Board maintains a balanced diverse profile. In reviewing and assessing the Board composition, the Company considers diversity of Board members to be achieved through consideration of a number of aspects, including but not limited to, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge, length of service and other related factors. All Board appointments are based on merit, and candidates are considered against objective criteria, having due regard for the benefits of diversity on the Board. As of December 31, 2024, the Board consists of three female director and four male directors. The Nomination Committee and the Board are of the view that the current composition of the Board has achieved the objectives set in the Board Diversity Policy. The Nomination Committee shall review the policy and measurable objective at least annually, and as appropriate, to ensure the continued effectiveness of the Board. F. MECHANISMS FOR INDEPENDENT VIEW AND INPUT The Company recognises that independence of the Board is a key element of good corporate governance. The Company has established effective mechanisms, including but not limited to entitling the Directors and committee members to seek independent professional advice on matters relating to the Company where appropriate at the Company’s expense, to ensure independent views and input are available to the Board. These mechanisms in place are subject to annual review by the Board that underpins a Board with high independence.

66 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 G. 僱員性別多元化 於2024年12月31日，在本公司 的 13,057 名僱員中，男性約佔 52.45%，女性約佔47.55%。本 公司認為當前的性別多元化令人滿 意，為維持僱員層面的性別多元 化，本公司承諾於招聘、培訓及發 展、工作晉升及薪酬福利等方面為 所有性別僱員提供平等機會。本公 司將繼續保證在招聘中高級員工時 秉持性別多元化原則，以便本公司 適時為董事會推薦女性高級管理層 及潛在繼任者，從而確保董事會的 性別多元化。 H. 證券交易的標準守則 本公司已採納標準守則。本公司已 向全體董事作出詳細問詢，而董事 均已確認彼等截至2024年12月31 日止年度一直遵守標準守則。 可能擁有本公司內幕消息的本公 司僱員亦已遵守證券交易的標準 守則。截至2024年12月31日止年 度，本公司並不知悉任何本公司僱 員不遵守標準守則的事件。 I. 董事進行財務申報的責任 董事確認彼等編製本公司截至2024 年12月31日止年度財務報表的責 任。 董事會負責對年度及中期報告、內 幕消息公告及按香港上市規則及其 他監管要求規定的其他財務披露作 出平衡、清晰且可理解的評估。 本公司高級管理層已在需要時向董 事會提供有關解釋及資料，以便董 事會對本公司財務資料及公司狀況 作出知情評估，從而提呈該等資料 予董事會批准。 G. GENDER DIVERSITY OF EMPLOYEES As at December 31, 2024, out of the Company’s 13,057 employees, approximately 52.45% were men and 47.55% were women. The Company considers the current gender diversity to be satisfactory and in order to maintain gender diversity at the employee level, the Company promises to provide equal opportunities to employees of all genders in terms of recruitment, training and development, opportunities for advancement, remuneration and benefits. The Company will continue to ensure that there is gender diversity when recruiting staff at mid to senior level so that the Company will have a pipeline of female senior management and potential successors to our Board in due time to ensure gender diversity of the Board. H. MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code. Specific enquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code for the year ended December 31, 2024. The Company’s employees, who are likely to be in possession of inside information of the Company, have also been subject to the Model Code for securities transactions. The Company was not aware of any incident of non-compliance of the Model Code by the Company’s employees for the year ended December 31, 2024. I. DIRECTORS’ RESPONSIBILITIES FOR FINANCIAL REPORTING The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2024. The Board is responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, inside information announcements and other financial disclosures required by the Hong Kong Listing Rules and other regulatory requirements. The senior management of the Company has provided such explanation and information to the Board as necessary to enable the Board to carry out an informed assessment of the financial information and position of the Company in order to put forward such information to the Board for approval.

年 度 報 告 2024 Annual Report 67 Corporate Governance Report 企業管治報告 J. 股息政策 本公司已採納一項股息政策。 根據股息政策，在決定是否建議派 付股息及應付股息金額時，董事會 將考慮本集團的下列因素，包括但 不限於： • 整體業務表現； • 財務業績； • 資本要求及盈餘； • 股東權益； • 有關本公司派付股息的合約或 協議施加的任何限制；及 • 董事會可能認為相關的任何其 他因素。 本公司將根據其財務狀況及當前經 濟環境繼續檢討其股息政策。 J. DIVIDEND POLICY The Company has adopted a dividend policy. In accordance with the dividend policy, in deciding whether to propose the payment of dividends and the amount of dividend payable, the Board will take into consideration the following factors of the Group, including but not limited to: • overall business performance; • financial results; • capital requirements and surplus; • shareholders’ interests; • any limitation from contracts or agreements on payment of dividends by the Company; and • any other factors as the Board may consider relevant. The Company will continue to review its dividend policy in light of its financial position and the current economic environment.

68 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 K. 外部核數師酬金 就截至2024年12月31日止年度 向本集團提供的審計及非審計服 務，已付或應付本公司外部核數師 Deloitte & Touche LLP及其聯屬人 士的酬金分析載列如下： 上述非審計服務的性質為提供稅務 相關服務。 L. 風險管理及內部控制 董事會確認其維持與本集團戰略目 標相匹配的、健全有效的風險管理 及內部控制系統並審查其有效性的 責任。本集團的風險管理及內部控 制系統旨在保障本集團及股東的利 益，確保本集團遵守相關法律法 規，有效識別及管理於實現其戰略 目標過程中存在的重大風險，保障 本集團資產的安全，確保維持適當 合規的會計記錄和財務報告。 董事會負責評估本集團達成戰略目 標時所願意接納的風險性質及程 度，並確保本集團設立及維持合適 及有效的風險管理及內部控制系 統，以及監督本集團管理層對風險 管理及內部控制系統的設計、實施 及監察。 K. EXTERNAL AUDITOR’S REMUNERATION An analysis of the remuneration paid or payable to the external auditor of the Company, Deloitte & Touche LLP and its affiliates, in respect of audit and non-audit services provided to the Group for the year ended December 31, 2024 is set out below: Service Category Fees Paid/ Payable 已付╱應付 服務類別費用 (US$’000) Services rendered 所提供服務 千美元 Audit service 審計服務 1,066 Audit-related service 審計相關服務 12 Non-audit services 非審計服務 167 The nature of the above non-audit services is to provide tax related services. L. RISK MANAGEMENT AND INTERNAL CONTROLS The Board acknowledges its responsibilities for maintaining a sound and effective risk management and internal control systems that are in line with the strategic objective of the Group and to review their effectiveness. The Group established risk management and internal control systems to protect the interests of the Group and Shareholders, ensure the Group is in compliance with relevant laws and regulations, effectively identify and manage significant risks in achieving its strategic objectives, protect the safety of the Group’s assets, and ensure the maintenance of proper compliance accounting records and financial reports. The Board is responsible for evaluating the nature and extent of the risks the Group is willing to take in achieving strategic objectives and ensuring that the Group establishes and maintains appropriate and effective risk management and internal control systems as well as overseeing management of the Group in the design, implementation and monitoring of the risk management and internal control systems.

年 度 報 告 2024 Annual Report 69 Corporate Governance Report 企業管治報告 董事會定期（至少每年一次）收到本 集團管理層關於本集團的財務、營 運及合規控制，以及建立、檢討及 評估內部控制及風險管理職能的報 告。所有重大風險均會向董事會匯 報。董事會亦將對相應風險及應對 計劃做出評估。本集團會審閱（其 中包括）其在會計、內部控制及財 務匯報職能方面的資源、員工資歷 及經驗、培訓課程及有關預算是否 充足。 在風險管理方面，本集團採用美 國 COSO 委 員 會（「COSO」）制 定的風險管理框架，並依據ISO 31000:2009《風險管理－原則與 指引》建立一套涵蓋設計、實施、 監控、評估及持續改進的風險管理 體系。本集團管理層根據戰略目標 制定風險管理體系的總體目標及政 策，識別、分析及評估本公司綜合 風險，尤其是作出重大決策、重大 事件及重要業務流程方面的風險。 本集團管理層亦負責審查和批准對 重大風險的應對方案，同時跟蹤與 定期回顧已識別風險的應對方案實 施情況，以確保本公司各類重大風 險能得到足夠的關注、監控與應 對。風險管理報告會定期向董事會 呈交。 在內部控制方面，本集團採用 COSO制定的內部控制框架，建立 有關財務監控、營運監控和合規監 控的內部控制系統及機制，對本集 團的內部控制系統進行持續審查與 評估，以確保所有已呈報資料的及 時、準確和完整。 The Board periodically receives (at least once a year) reports from the Group’s management regarding financial, operational and compliance controls, as well as the establishment, review and assessment of the internal control and risk management functions of the Group. All significant risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Group would review, among other things, adequacy of resources, staff’s qualifications and experience, training programs and budget of our accounting, internal control and financial reporting functions. With respect to risk management, the Group has adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management – Principles and Guidelines”. The Group’s management established the overall targets and policies of the risk management system which are in line with the strategic objectives, and identified, analyzed and assessed the overall risk of the Company, especially the risks in making major decisions, important events and key business processes. The Group’s management is also responsible for reviewing and approving the response plans to major risks, as well as following-up and periodically reviewing the implementation of such response plans of risks identified, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Board periodically. With respect to internal control, the Group has adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control system of the Group to ensure the timeliness, accuracy and completeness of all information reported.

70 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 本集團已設立內審部，協助董事會 及╱或審計委員會持續審查本集 團風險管理及內部控制系統的有效 性。本集團的風險管理及內部控制 系統旨在管理而非消除無法達成業 務目標的風險，且僅可就不產生重 大失實陳述或損失提供合理而非絕 對保證。風險管理及內部控制系統 至少每年審查一次，並在董事會及 審計委員會的領導下進行。董事會 通過審計委員會進行審查，並認為 本公司當前的風險管理及內部控制 系統屬有效，且在員工資歷及經 驗、執行本公司的會計及財務匯報 職能及開展培訓項目以及設定本公 司預算的經驗及資源方面屬足夠。 另外，本集團已制定促進及支持反 貪污法律法規的政策及體系。我們 已向本集團高級管理層及僱員提供 相關在職合規培訓，維持健康企業 文化，並提高其合規意識及責任。 僱員可匿名向公司舉報任何涉嫌貪 污事件。 本公司亦為僱員及與本公司進行交 易者（如客戶及供應商）制定舉報政 策及體系，以針對與本公司有關的 任何事宜中可能存在的不當行為以 保密及匿名的方式提出疑慮。 The Group has set up an internal audit department, which assists the Board and/or the Audit Committee on the ongoing review of the effectiveness of the Group’s risk management and internal control systems. The risk management and internal control systems of the Group are designed to manage rather than eliminating risks of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss. The risk management and internal control systems are reviewed at least annually and have been carried out under the leadership of the Board and the Audit Committee. The Board, through the Audit Committee, has reviewed and considered that the current risk management and internal control systems of the Company are effective and that the qualifications and experience of the staff, performing accounting and financial reporting functions and the training programmes of the Company as well as the experiences and resources for setting the budget of the Company are adequate. In addition, the Group has established policies and systems that promote and support anti-corruption laws and regulations. Relevant on-job compliance trainings have been carried out to the senior management and employees of the Group to maintain a healthy corporate culture and enhance their compliance perception and responsibility. Our employees can anonymously report any suspected corrupt incident to the Company. The Company has also established a whistleblowing policy and system for employees and those who deal with the Company (e.g. customers and suppliers) to raise concerns, in confidence and anonymity, about possible improprieties in any matter related to the Company.

年 度 報 告 2024 Annual Report 71 Corporate Governance Report 企業管治報告 M. 與股東及投資者的溝通 本公司認為，與股東有效溝通對於 促進投資者關係及投資者了解本集 團業務表現及策略至關重要。為維 持高度透明並確保股東及潛在投資 者可獲得有關本集團的最新資料， 本公司制定了股東通訊政策（「股 東通訊政策」），其中載有多種途徑 確保能實現與股東有效且高效的溝 通，包括但不限於回覆股東查詢、 公司通訊（英文及中文）、在本公司 網站發佈相關資料、股東大會及投 資市場通訊，確保股東查詢及意見 得到妥善處理。 本公司股東大會為股東提供直接與 董事溝通的機會。董事會主席以及 審計委員會主席、提名委員會主席 及薪酬委員會主席（如彼等未能出 席，則有關委員會的其他成員或本 公司聯席公司秘書）將可於股東大 會上回答提問。本公司核數師亦將 出席股東週年大會並根據需要回答 有關審計工作、核數師報告的編製 及內容、會計政策及核數師獨立性 的提問。 本公司網站( www.superhiinternational. com )為股東、其他利益相關方及投 資者提供全面並可訪問的本公司新 聞及資料。本公司亦將不時更新網 站資料，告知股東及投資者本公司 最新發展情況。 董事會已就股東通訊政策的實施及 有效性進行年度檢討，認為該政策 於報告期內仍屬有效。 M. C O M M U N I C A T I O N W I T H S H A R E H O L D E R S A N D INVESTORS The Company considers that effective communication with the Shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business performance and strategies. In order to maintain a high level of transparency and ensure that the Shareholders and potential investors can obtain updated information about the Group, the Company has in place a shareholders’ communication policy (the “Shareholders’ Communication Policy”), which sets out a number of ways to ensure effective and efficient communication with shareholders is achieved, including but not limited to our responses to shareholders’ enquiries, corporate communications (in both English and Chinese), posting of relevant information on the Company’s website, shareholders’ meetings and investment market communications, to ensure that shareholders’ enquiries and view are appropriately addressed. The general meetings of the Company provide opportunity for the Shareholders to communicate directly with the Directors. The chairperson of the Board as well as chairperson of the Audit Committee, Nomination Committee and Remuneration Committee and, in their absence, other members of the respective committees or the joint company secretary of the Company, will be available to answer questions at general meetings. The auditor of the Company will also attend the annual general meeting to answer questions (as needed) about the conduct of the audit, the preparation and content of the auditor’s report, the accounting policies and auditor independence. The website of the Company (www.superhiinternational.com) provides comprehensive and accessible news and information of the Company to the Shareholders, other stakeholders and investors. The Company will also update the website information from time to time to inform the Shareholders and investors of the latest development of the Company. The Board has conducted an annual review on the implementation and effectiveness of our Shareholders’ Communication Policy, and concluded that this policy remained effective during the Reporting Period.

72 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 N. 組織章程文件 於2024年6月12日舉行的本公司 股東週年大會上，股東通過一項特 別決議案以批准對組織章程細則作 出若干修訂，以（其中包括）(i)使組 織章程細則符合香港上市規則的修 訂，該修訂規定上市發行人自2023 年12月31日起須以電子方式向其 證券持有人發送公司通訊；(ii)進行 其他相應輕微修訂。修訂詳情載於 本公司日期為2024年4月26日的通 函。經修訂及經重列組織章程細則 可於聯交所及本公司網站查閱。 O. 股東權利 為保障股東權益及權利，本公司應 就各重大獨立事項（包括選舉個別 董事）於股東大會上提呈獨立決議 案。根據香港上市規則，於股東大 會上提呈的所有決議案均將以投票 方式表決，而投票結果將於各股東 大會結束後在本公司及聯交所網站 登載。 召開股東特別大會 根據組織章程細則第58條，股東特 別大會可由一名或多名股東要求召 開，該等股東於提出要求當日須持 有不少於本公司附有權利可於股東 大會上投票的實繳股本十分之一。 有關要求須以書面形式向董事會或 秘書提出，藉以要求董事會就處理 有關要求中所指明之任何事務而召 開股東特別大會。 在股東大會上提呈決議案 股東如欲提呈決議案，可要求本公 司按照前段所載程序召開股東大 會。就提名本公司候選董事而言， 請參閱本公司網站上所登載的本公 司「股東提名董事（非退任董事）人 選的程序」。 N. CONSTITUTIONAL DOCUMENTS At the annual general meeting of the Company held on June 12, 2024, a special resolution was passed by the Shareholders approving certain amendments to the Articles of Association for the purpose of, among others, (i) bringing the Articles of Association in line with the amendments to the Hong Kong Listing Rules which mandate the electronic dissemination of corporate communications by listed issuers to their securities holders from December 31, 2023 onwards; (ii) make other consequential and house-keeping amendments. Details of the amendments were set out in the Company’s circular dated April 26, 2024. The amended and restated Articles of Association are available on the websites of the Stock Exchange and the Company. O. SHAREHOLDERS’ RIGHTS To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Hong Kong Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting. Convening an Extraordinary General Meeting Pursuant to Article 58 of the Articles of Association, extraordinary general meetings may be convened on the requisition of one or more shareholders holding, at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the Company having the right of voting at general meetings. Such requisition shall be made in writing to the Board or the secretary for the purpose of requiring an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition. Putting Forward Proposals at General Meetings Shareholders who wish to move a resolution may request the Company to convene a general meeting in accordance with the procedures set out in the preceding paragraph. As regards proposing a person for election as a Director of the Company, please refer to the “Procedures for Shareholders to Propose a Person other than a retiring director for Election as a Director” of the Company which is posted on the Company’s website.

Corporate Governance Report
企業管治報告

Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board of the Company, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

向董事會作出查詢

向本公司董事會提出任何查詢時，股東可向本公司發出書面查詢。本公司通常不會處理口頭或匿名查詢。

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: 40/F, Dah Sing Financial Centre
248 Queen's Road East
Wanchai, Hong Kong
(For the attention of the Joint Company Secretaries)

Email: superhi_ir@superhi-inc.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

聯絡詳情

股東可通過以下方式發送查詢或上述要求：

地址： 香港灣仔
皇后大道東248號
大新金融中心40樓
（收件人為聯席公司秘書）

電郵： superhi_ir@superhi-inc.com

為避免疑議，股東須將經正式簽署的書面要求、通知或聲明或查詢（視情況而定）的正本遞交及發送至上述地址，並提供彼等的全名、聯絡詳情及身份，以便本公司回覆。股東資料可根據法律規定予以披露。

P. JOINT COMPANY SECRETARIES

As of the date of this annual report, Ms. QU Cong and Mr. CHENG Ching Kit of SWCS Corporate Services Group (Hong Kong) Limited, an external corporate services provider, serve as the joint company secretaries of the Company.

During the year ended December 31, 2024, each of Ms. QU Cong and Mr. CHENG Ching Kit undertaken over 15 hours of professional training to update their skill and knowledge.

Ms. QU Cong is the primary corporate contact person at the Company of Mr. CHENG Ching Kit.

P. 聯席公司秘書

截至本年報日期，瞿驄女士及外部企業服務供應商方圓企業服務集團（香港）有限公司的鄭程傑先生擔任本公司聯席公司秘書。

截至2024年12月31日止年度，瞿驄女士及鄭程傑先生均已參加15小時以上的專業培訓，以提高其技能及知識。

瞿驄女士為鄭程傑先生於本公司的公司主要聯絡人。

年度報告
2024 Annual Report
73

74 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 The Board is pleased to present this directors’ report in this annual report for the year ended December 31, 2024. PRINCIPAL ACTIVITIES The Company is primarily operating Haidilao hot pot restaurants in the international market, aiming to deliver an exceptional and fun dining experience to guests. The principal activities of the Group are restaurant operation and related delivery businesses in the international market. There were no significant changes in the nature of the Group’s principal activities during the Reporting Period. RESULTS The results of the Group for the year ended December 31, 2024 are set out in the “Consolidated Statement of Profit or Loss and Other Comprehensive Income” of this annual report. FINAL DIVIDEND The Board does not recommend any payment of a final dividend for the year ended December 31, 2024 (December 31, 2023: nil). CHARITABLE DONATIONS In 2024, charitable and other donations made by the Group amounted to US$7,569 (December 31, 2023: US$3,855). SHARE CAPITAL Details of the issued Shares of the Group during the Reporting Period are set out in note 29 to the Financial Statements. DEBENTURES The Company did not issue any debentures during the Reporting Period (December 31, 2023: nil). RESERVES Details of the movements in reserves of the Group during the Reporting Period are set out in “Consolidated Statement of Changes in Equity” of this annual report. 董事會欣然提呈截至2024年12月31日止 年度在本年報中的董事會報告。 主營業務 我們主要在國際市場經營海底撈火鍋餐 廳，旨在為顧客提供獨特且愉快的就 餐體驗。本集團的主營業務為國際市場 的餐廳經營及相關外賣業務。於報告期 內，本集團的主營業務性質並無重大變 動。 業績 本集團截至2024年12月31日止年度的業 績載於本年報「綜合損益及其他全面收益 表」。 末期股息 董事會不建議就截至2024年12月31日止 年度派付任何末期股息（2023年12月31 日：無）。 慈善捐款 於2024年，本集團作出的慈善及其他 捐款為7,569美元（2023年12月31日： 3,855美元）。 股本 有關本集團於報告期內的已發行股份詳 情載於財務報表附註29。 債權證 本公司於報告期內並無發行任何債權證 （2023年12月31日：無）。 儲備 有關本集團於報告期內的儲備變動詳情 載於本年報「綜合權益變動表」。

年 度 報 告 2024 Annual Report 75 Directors’ Report 董事會報告 DISTRIBUTABLE RESERVES Pursuant to the Cayman Companies Act, share premium and retained profits of the Company are distributable to the Shareholders. As of December 31, 2024, the Company has distributable reserves of US$453.5 million in total available for distribution (December 31, 2023: US$404.5 million). FINANCIAL SUMMARY A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 13 of this annual report. The summary does not form part of the Financial Statements. BANK BORROWINGS As of December 31, 2024, the Group did not have any bank borrowings. PROPERTY, PLANT AND EQUIPMENT Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in note 16 to the Financial Statements. SUFFICIENCY OF PUBLIC FLOAT Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained sufficiency of public float as required by Rule 8.08(1) of the Hong Kong Listing Rules during the Reporting Period. PRE-EMPTIVE RIGHTS There is no provision for pre-emptive rights under the Articles of Association or the Cayman Companies Act and there is no restriction against such rights which would oblige the Company to offer new Shares on a pro rata basis to the existing Shareholders. 可分派儲備 根據開曼公司法，本公司股份溢價及保 留溢利可分派予股東。截至2024年12月 31日，本公司合共擁有可分派儲備453.5 百萬美元可供分派（2023年12月31日： 404.5百萬美元）。 財務概要 本集團於過去五個財政年度的業績及資 產以及負債的概要載於本年報第13頁。 該概要不構成財務報表的一部分。 銀行借款 截至2024年12月31日，本集團並無任何 銀行借款。 物業、廠房及設備 有關本集團於報告期內的物業、廠房及 設備變動詳情載於財務報表附註16。 公眾持股量充足度 據本公司所獲之公開資料及據董事所 知，於報告期內，本公司一直按香港上 市規則第8.08(1)條的規定維持足夠公眾 持股量。 優先購買權 組織章程細則或開曼公司法並無載列優 先購買權條文，且並無對有關權利的限 制要求本公司須按比例基準向現有股東 發售新股份。

76 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 TAX RELIEF The Directors are not aware of any tax relief available to the Shareholders by reason of their holding of the Company’s securities. BUSINESS REVIEW AND FUTURE DEVELOPMENT a. Overview and Performance of the Year A review and analysis of the business of the Group during the Reporting Period is provided in “Chairlady’s Statement — 2024 Performance Review” of this annual report. An analysis of the Group’s performance during the Reporting Period is provided in “Management Discussion and Analysis” of this annual report. b. Environmental Policies and Performance During the Reporting Period, the Group had not been subject to any fines or other penalties due to non-compliance with environmental regulations. Details of the environmental policies and performance of the Group are set out in “Environmental, Social and Governance Report” of this annual report. c. Compliance with Relevant Laws and Regulations Save as otherwise disclosed, the Group had complied with the requirements under the Companies Ordinance, the Hong Kong Listing Rules, the SFO and the Corporate Governance Code for, among other things, the disclosure of information and corporate governance for the year ended December 31, 2024. The Group has adopted internal control and risk management policies to monitor the on-going compliance with relevant laws and regulations. As far as the Board is concerned, the Group has complied with the relevant laws and regulations that have a significant impact on the business and operation of the Company and its subsidiaries in all material aspects. 稅項減免 董事並不知悉股東因持有本公司證券而 可獲任何稅項減免。 業務回顧及未來發展 a. 年度回顧及表現 本集團於報告期內的業務回顧及分 析載於本年報「主席報告 －2024年 業績回顧」。 本集團於報告期內的表現分析載於 本年報「管理層討論與分析」。 b. 環境政策及表現 於報告期內，本集團並未因違反環 境法規而被處以任何罰款或其他處 罰。有關本集團的環境政策及表現 詳情載於本年報「環境、社會及管 治報告」。 c. 遵守相關法律法規 除另有披露者外，截至2024年12月 31日止年度，本集團就（其中包括） 披露資料及企業管治一直遵守公司 條例、香港上市規則、證券及期貨 條例以及《企業管治守則》規定。 本集團採用內部控制及風險管理政 策，以監督對相關法律法規的持續 遵守情況。就董事會而言，本集團 已於所有重大方面一直遵守對本公 司及其附屬公司的業務及經營有重 大影響的相關法律法規。

年 度 報 告 2024 Annual Report 77 Directors’ Report 董事會報告 d. Key Relationships with Stakeholders Relationship with Employees The Company endeavors to cultivate talented and loyal employees by treating employees with dignity, respect and fairness, as well as motivating its employees with career development opportunities and competitive compensation. The training and promotion program allows employees to envision their career paths and growth potential with the Group. All of the employees have a chance to be promoted to management regardless of the position they start in. Relationship with Shareholders The Company recognizes the importance of protecting the interests of the Shareholders and of having effective communication with them. The Company believes communication with the Shareholders is a two-way process and has thrived to ensure the quality and effectiveness of information disclosure, maintain regular dialogue with the Shareholders and listen carefully to the views and feedback from the Shareholders. Details of the communication practice with Shareholders are set out in “Corporate Governance Report — M. Communications with Shareholders and Investors” of this annual report. Relationship with the Customers and Suppliers As a restaurant chain, the Group has a large and diverse customer base. Revenue derived from the Group’s five largest customers accounted for less than 5% of the total revenue for the year ended December 31, 2024. d. 與利益相關方的主要關係 與員工的關係 本公司努力通過關懷、尊重及公平 對待員工，培養有才能及忠誠的員 工，以及以職業發展機會及有競爭 力的薪酬激勵其員工。培訓及晉升 計劃使員工能展望在本集團的職業 道路及發展潛力。所有的員工均有 機會晉升為管理層，不論其開始是 何職位。 與股東的關係 本公司認識到保障股東權益及與其 進行有效溝通的重要性。本公司相 信與股東溝通是一個雙向的過程， 並致力於確保信息披露的質量及有 效性、維持與股東定期的對話及認 真聆聽股東的意見與反饋。有關與 股東的溝通實踐的詳情載於本年報 「企業管治報告－M.與股東及投資 者的溝通」。 與客戶及供應商的關係 作為一家連鎖餐廳，本集團擁有一 個龐大而多元化的客戶基礎。截至 2024年12月31日止年度，來自本 集團五大客戶的收益佔收益總額不 足5%。

78 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 The Company primarily procures (i) soup base for the hot pot, (ii) food ingredients, including meat, seafood and vegetables, and (iii) decoration materials and renovation services, decoration project management services, equipment and consumables used in the restaurants. For major food ingredients and consumables the restaurants use, the Company generally has more than two qualified suppliers for each type of major food ingredient to reduce reliance on a single supplier. Throughout the Reporting Period, the Group did not experience any interruption of the food ingredients supply, early termination of supply agreements, or failure to secure sufficient quantities of scarce food ingredients that had any material adverse impact on its business and the results of operations. On average, the Group maintained business relationships of approximately five years with the five largest suppliers. During the Reporting Period, the respective percentage of purchases attributable to the Group’s largest supplier, Yihai Group, and five largest suppliers in aggregate was 2.5% and 6.0%. Mr. ZHANG Yong and Ms. SHU Ping are the controlling shareholders, and Mr. Sean SHI and Ms. Hailey Lee are the substantial shareholders of Yihai Group. Save as disclosed above, none of the Directors or any of their close associates or any Shareholders (which to the best knowledge of the Directors owned more than 5% of the Company’s issued share capital) had a material interest in the Group’s five largest suppliers or customers. Principal Risks and Uncertainties Our business involves certain risks as set out in the section headed “Risk factors” in the prospectus and the Form 20-F for the year ended 2024 filed with the U.S. Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control. 本公司主要採購餐廳使用的(i)火鍋 底料；(ii)肉類、海鮮及蔬菜等食 材；及(iii)裝修材料及翻新服務、裝 修項目管理服務、設備及易耗品。 對於餐廳所用的主要食材和易耗 品，本公司通常為每種主要食材配 有兩個以上的合格供應商，以減少 對單一供應商的依賴。於整個報告 期內，本集團並無遇到任何食材供 應中斷、供應協議提前終止或未能 獲得足夠數量的稀缺食材，從而對 其業務和經營業績產生任何重大不 利影響。平均而言，本集團與前五 大供應商平均保持了約五年的業務 關係。 於報告期內，本集團最大供應商頤 海集團及五大供應商合共佔採購額 的百分比分別為2.5%及6.0%。張 勇先生及舒萍女士為頤海集團控股 股東，而施永宏先生及李海燕女士 為頤海集團的主要股東。 除上述所披露者外，概無董事或其 任何緊密聯繫人或任何股東（據董 事所深知，其擁有本公司已發行股 本的5%以上）在本集團的五大供應 商或客戶中擁有重大權益。 主要風險及不確定因素 我們的業務涉及招股章程「風險因素」一 節及向美國證券交易委員會提交的截至 2024年止年度的表格20-F中所載的若干 風險。下表概述本集團面臨的若干主要 風險及不確定因素，其中部分風險及不 確定因素非本集團所能控制。

年 度 報 告 2024 Annual Report 79 Directors’ Report 董事會報告 Risk of Multi-jurisdiction Operations Operating in multiple jurisdictions around the world and expanding to new regions may expose the Group to various risks, which may include, among others: • failure to anticipate changes to the competitive landscape in the new market due to lack of familiarity with the local business environment; • different consumer preferences and discretionary spending patterns; • difficulty in finding reliable suppliers of food ingredients meeting the quality standards at acceptable prices and quantities; • the infringement of its intellectual property rights in foreign jurisdictions; • geopolitical risks in the countries the Group operates; • economic, financial and market instability and credit risks; • material tariffs imposed on its food ingredients imported from other countries; • difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex local and international laws, treaties and regulations; • inability to obtain or maintain the requisite registrations, filings, licenses, permits, approvals and certificates in multiple jurisdictions; • difficulties with localized management of employees and operations, including compliance with local labor and immigration laws and regulations; 在多個司法權區營運的風險 在全球多個司法權區經營及擴張至新地 區可能使本集團面臨各種風險，其中可 能包括： • 由於對當地營商環境缺乏了解，無 法預測新市場的競爭格局變化； • 不同的消費者喜好及自主消費模 式； • 難以按可接受的價格及數量物色符 合質量標準的可靠食材供應商； • 其知識產權在外國司法權區受到侵 犯； • 本集團經營所在國家的地緣政治風 險； • 經濟、金融及市場不穩定及信貸風 險； • 對從其他國家進口的食材徵收大額 關稅； • 與遵守各色各樣複雜的本地及國際 法律、條約及法規以及據此強制執 行補救相關的難處及成本； • 無法在多個司法權區取得或維持所 需的註冊、備案、牌照、許可證、 批文及證書； • 難以對僱員及營運進行本地化管 理，包括遵守當地勞工及移民法律 及法規；

80 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 • exposure to litigation or third-party claims in different jurisdictions; • foreign currency exchange controls and fluctuations; • stringent consumer protection and data security requirements in multiple jurisdictions; • uncertainties in the interpretation and application of tax laws and regulations, more onerous tax obligations and unfavorable tax conditions; and • cultural differences and language difficulties. As a result of the above factors, the Group’s ability to operate in certain jurisdictions may be restricted, or the restaurants in multiple jurisdictions may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting the overall profitability. The Group may also be subject to fines and penalties imposed by local governments and its brand image and reputation may be adversely and materially affected. In addition, the restaurant network of the Group covered 14 countries internationally as of December 31, 2024. The business and reputation of the Group may be adversely and materially affected if there are any geopolitical issues relating to it in the countries it operates. Geopolitical issues may also cause significant inflation in one particular country, which may result in higher procurement costs and therefore affect its business, financial conditions and results of operations. The Group believes the proven management philosophy of “aligned interests and disciplined management” will assist with its expansion. However, as the Group continues to grow and expand, its current management system may not continue to be effective and successful. Even though it is devoted to adapting the management philosophy in different countries based on local conditions, there is no assurance that the Group will be able to successfully manage the restaurants in all jurisdictions and effectively manage its growth. • 於不同司法權區面臨訴訟或第三方 申索的風險； • 外匯管制及波動； • 多個司法權區的嚴格消費者保護及 數據安全要求； • 稅務法律及法規的詮釋及應用的不 確定性、更繁重的稅務責任及不利 的稅務狀況；及 • 文化差異及語言困難。 由於上述因素，本集團在若干司法權區 經營的能力可能受限制，多個司法權區 的餐廳可能需要較預期更長的時間方可 爬坡及達到預期銷售額及溢利水平，或 可能永遠無法達到預期銷售額及溢利水 平，從而影響整體盈利能力。本集團亦 可能面對當地政府施加的罰款及懲罰以 及其品牌形象及聲譽可能受重大不利影 響。 此外，截至2024年12月31日，本集團的 餐廳網絡覆蓋全球14個國家。倘本集團 經營所在國家出現任何與我們有關的地 緣政治問題，其業務及聲譽可能會受到 重大不利影響。地緣政治問題亦可能導 致某一特定國家出現嚴重通脹，從而可 能導致採購成本上升，對其業務、財務 狀況及經營業績造成影響。 本集團相信行之有效的管理理念「連住利 益，鎖住管理」將有助我們擴張。然而， 由於本集團繼續增長及擴張，其目前的 管理制度或不會繼續有效及成功。儘管 其致力於根據當地情況適應不同國家的 管理理念，但無法保證本集團將能夠成 功管理所有司法權區的餐廳並有效管理 其增長。

年 度 報 告 2024 Annual Report 81 Directors’ Report 董事會報告 The Group adopts a multi-tier management system to achieve scalable growth while maintaining standardization, which gives the restaurant managers significant autonomy in the day-to-day operations of the restaurants they manage. The headquarters of the Group are responsible for functions such as food safety, procurement, growth strategy and the regional managers primarily serve as the bridge that connects the headquarters and each restaurant. However, the Group cannot assure that its headquarters, regional managers and restaurant managers will be able to effectively manage all of the restaurants directly as it grows in business scale. There can be no assurance that the management system of the Group, as it evolves, will always be able to address its needs at different stages of growth. Any significant failure or deterioration of the management system could have a material and adverse effect on its business and results of operations. Risk of the instance of Food Safety Incidents and Food-borne Illnesses As a restaurant brand, the quality and safety of the food the Group serves in the restaurants are critical to its success and it faces risks in relation to instance of food safety incidents. Due to the different geographical locations the Group operates in and the expansion of the restaurant network, maintaining consistent food quality depends significantly on the effectiveness of the quality control system, which in turn depends on a number of factors, including but not limited to the design of the quality control system, employee trainings to ensure that the employees of the Group adhere to those quality control policies and the ability to identify and prevent any potential violation of the quality control system. There can be no assurance that the quality control system will always prove to be effective and can identify all the potential risks and issues in relation to food safety arising from the restaurant operations. The quality of the food ingredients or service provided by the suppliers of the Group is subject to factors beyond its control, including the effectiveness of their quality control system, among others. There can be no assurance that the suppliers of the Group may always be able to adopt appropriate quality controls and meet the stringent quality control requirements. Any significant failure or deterioration of the quality control system may result in food safety incidents, which could have a material and adverse effect on the Group’s reputation, financial condition and results of operations. 本集團採用多層管理制度以在保持標準 化的同時實現可規模化的增長，讓門店 經理在其管理的餐廳日常營運中擁有重 大自主權。本集團總部負責食品安全、 採購、增長策略等職能，而大區經理則 主要擔當連繫總部與每家餐廳的橋樑。 然而，本集團無法保證，隨著業務規模 增長，其總部、大區經理及門店經理將 能夠直接有效管理所有餐廳。 概不保證本集團的管理系統隨著自身發 展將一直能夠滿足其不同增長階段的需 求。管理系統出現任何重大故障或惡化 均可能對其業務及經營業績造成重大不 利影響。 食品安全事故事例以及食源性疾病的風險 本集團作為餐廳品牌，餐廳所供應的食 品質量及安全對本集團的成功至關重 要，且本集團面臨與食物安全事故事例 有關的風險。由於本集團經營的地理位 置不同及餐廳網絡擴張，保持一貫的食 品質量在很大程度上取決於質量控制系 統的有效性，而質量控制系統的有效性 則取決於多項因素，包括但不限於質量 控制系統的設計、僱員培訓以確保本集 團的僱員遵守該等質量控制政策以及識 別及防範我們質量控制系統的任何潛在 違規的能力。概不保證本集團的質量控 制系統將一直有效及能夠識別餐廳經營 中產生與食物安全相關的所有潛在風險 及問題。本集團供應商所提供食材或服 務的質量受其控制範圍以外的因素影 響，包括其質量控制系統的有效性等。 概不保證本集團的供應商可一直採取合 適的質量控制措施及符合我們嚴格的質 量控制要求。本集團質量控制系統的任 何重大故障或損壞可能導致食物安全事 故，其對本集團的聲譽、財務狀況及經 營業績造成重大不利影響。

82 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Furthermore, the Group’s business is susceptible to food-borne illnesses. The Group cannot guarantee that the internal controls and training will be fully effective in preventing all food-borne illnesses. Its reliance on third-party food suppliers increases the risk of food-borne illness incidents and the risk of multiple locations instead of a single restaurant being affected. Drug resistant illnesses may develop in the future, or diseases with long incubation periods could arise, such as mad-cow disease, that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect the industry overall, and the Group’s operations could suffer as a result, regardless of whether it was directly involved in the spread of the illness. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the Group’s ingredients and significantly increase its costs, thereby impacting the restaurant sales and conceivably having a material and adverse effect on its results of operations. Risks of Quality Services and Dining Experience The success of the restaurants revolves primarily around guest satisfaction, which is dependent on the continued popularity of the “Haidilao (海底撈)” brand and lies in the Group’s ability to provide a great dining experience. As the Group continues to grow in size, extend the geographic reach and expand the food offerings and services, maintaining food and services quality and consistency may become more difficult and the Group cannot assure that customer confidence in the brand will not diminish. There is no assurance that the Group will be able to continue to provide high-quality services and an enjoyable dining experience to customers. If consumers perceive or experience a deterioration in food quality, service, ambiance or value for money or believe in any way that the Group is failing to deliver a consistently enjoyable dining experience, the brand value could suffer and the number of customers visiting the restaurants may decline, which could have a material and adverse impact on the Group’s business. The quality of the Group’s dining experience may be adversely impacted by a number of factors, including, among others: • long waiting time; • decline in the quality of service provided by the staff; • inability to pioneer and introduce new menu items that gain popularity among guests; 此外，本集團的業務易受食源性疾病影 響。本集團無法保證內部控制及培訓將 完全有效預防所有食源性疾病。其對第 三方食品供應商的依賴增加了食源性疾 病事件的風險，以及影響多個位置而非 一家餐廳的風險。日後可能會出現耐藥 性疾病，或可能出現具有長潛伏期的疾 病（如瘋牛病），均可能導致有追溯效 力的申索或指控。倘有關食源性疾病的 事件被媒體廣泛報導，則會對整個行業 造成負面影響，而無論是否直接涉及疾 病傳播，本集團的營運可能因此受到影 響。此外，其他疾病，例如手足口病或 禽流感，可能會對本集團的部分食材供 應產生不利影響，並大幅增加成本，從 而影響餐廳銷售，並可能對其經營業績 造成可想象的重大不利影響。 優質服務及用餐體驗的風險 餐廳的成功主要取決於顧客滿意度，而 顧客滿意度取決於「海底撈」品牌的持 續受歡迎程度，並取決於本集團提供美 好用餐體驗的能力。由於本集團繼續擴 大規模、擴大地域覆蓋範圍及擴大我們 的食品供應及服務，維持食品及服務質 量一致性可能變得更加困難，且本集團 無法保證客戶對我們品牌的信心不會下 降。概不保證本集團將能夠繼續為顧客 提供優質服務及愉快的用餐體驗。倘消 費者認為或體驗到食品質量、服務、氛 圍或性價比的惡化，或以任何方式認為 本集團無法一如既往地提供愉快的用餐 體驗，我們的品牌價值可能受損，而光 顧我們餐廳的顧客人數可能下降，這可 能對本集團的業務造成重大不利影響。 本集團的用餐體驗質量可能受到多項因 素的不利影響，其中包括： • 等候時間長； • 員工提供的服務質量下降； • 無法開創及推出廣受顧客歡迎的新 菜品；

年 度 報 告 2024 Annual Report 83 Directors’ Report 董事會報告 • inability to meet the localized needs of the guests and adapt to changes in consumer tastes and preferences; • decline in food quality, or the perception of such decline amongst guests; • any significant liability claims or food contamination complaints from the guests; • inability to offer quality food at affordable prices; • decrease in the attractiveness or quality of the design of the restaurants; and • low quality of delivery service. The Group cannot guarantee that the dining experience will continue to be of high quality and favored by guests, nor that the existing and new restaurants will continue to be successful. Risks of Maintaining and Enhancing Brand Recognition or Reputation The Group believes that maintaining and enhancing the brand is important to maintain competitive advantages in the international catering service industry. However, the Group’s ability to maintain brand recognition depends on a number of factors, some of which are beyond its control. The Group may face negative publicity, malicious allegations, customer disputes, and unauthorized use of the “Haidilao (海底撈)” brand, all of which may tarnish the appeal and reputation of the brand. In particular, the “Haidilao (海底撈)” brand is also used by Haidilao International. The brand image and reputation may be adversely affected by negative publicity or customer disputes of Haidilao International, which are out of the Group’s control. Moreover, the Group’s continued success in maintaining and enhancing the brand and image depends to a large extent on its ability to maintain the distinctive combination of its services, and its localized and high-quality food ingredients at affordable prices, as well as its flexibility to adapt to any changes in the competitive landscape in the hot pot industry. If the Group is unable to do so, the value of the brand or image will be diminished and the business and results of operations may be materially and adversely affected. As the Group continues to extend the geographic reach and grow in size, maintaining quality and consistency may be more difficult and the Group cannot assure that guests’ confidence in the brand will not be diminished. • 無法滿足顧客的本地化需求以及適 應消費者口味及喜好的變化； • 食物質量下降，或顧客對食物質量 下降的看法； • 顧客的任何重大責任索償或食物污 染投訴； • 無法以合理的價格提供優質食物； • 餐廳設計的吸引力或質量下降；及 • 外賣服務質量低。 本集團無法保證用餐體驗將繼續保持優 質及受顧客歡迎，亦無法保證現有及新 餐廳將繼續取得成功。 維持及提升品牌知名度或聲譽的風險 本集團認為維持及提升品牌對維持本集 團於國際餐飲服務行業的競爭優勢至關 重要。然而，本集團維持品牌知名度的 能力取決於多項因素，其中部分因素非 本集團所能控制。本集團可能面臨負面 宣傳、惡意指稱、客戶糾紛及未經授權 使用「海底撈」品牌，所有該等情況均可 能損害品牌的吸引力及聲譽。特別是， 「海底撈」品牌亦由海底撈國際使用。品 牌形象及聲譽可能因海底撈國際的負面 宣傳或客戶糾紛而受到不利影響，而這 屬於本集團控制範圍以外。此外，本集 團在維持及提升品牌及形象方面的持續 成功很大程度上取決於本集團維持獨特 的服務組合及價格相宜的本地化優質食 材的能力，以及本集團適應火鍋行業競 爭格局任何變化的靈活性。倘本集團無 法如此行事，本集團的品牌價值或形象 將會受損，而本集團的業務及經營業績 可能會受到重大不利影響。由於本集團 繼續擴大地理覆蓋範圍及擴大規模，維 持質量及一致性可能更加困難，且本集 團無法保證顧客對品牌的信心不會下降。

84 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Risks of Fluctuations in Exchange Rates Because the Group conducts a significant and growing portion of the business in currencies other than the USD but report the consolidated financial results in USD, the Group faces, exposure to fluctuations in currency exchange rates. During the Reporting Period, the Group recorded US$19.7 million net foreign exchange loss. As exchange rates vary, revenue, cost of raw materials and consumables, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect the overall financial results. The Company may in the future, enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in the operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and the Company does not have experience establishing hedging programs, which could expose it to additional risks that could adversely affect the financial condition and operating results. Risks of Allocation of Taxable Income The Group’s international operations involve certain intra-group transactions and cross border business arrangements during the ordinary course of business, which may impose inherent uncertainty over the Group’s profit allocation and its respective tax position across different jurisdictions. The tax treatments of these transactions or arrangements may be subject to interpretation by respective tax authorities in different countries. Although in the past the Group did not identify transfer pricing risks in the intra-group transactions, there is no assurance that relevant tax authorities would not challenge the appropriateness of its transfer pricing arrangement in the future or that the relevant regulations or standards governing such arrangement will not be subject to future changes. In the event a competent tax authority later finds that the transfer prices and the terms that the Group has applied are not appropriate, such authority could require the relevant subsidiaries to re-determine transfer prices and thereby reallocate the income or adjust the taxable income or deduct costs and expenses of the relevant subsidiary in order to accurately reflect such income. Any such reallocation or adjustment could result in a higher overall tax liability for the Group and if this occurs, it may have a material and adverse effect on the business, financial condition and results of operations. 匯率波動的風險 由於本集團以美元以外的貨幣經營大部 分及不斷增長的業務，但以美元呈報綜 合財務業績，故本集團面臨貨幣匯率波 動的風險。於報告期內，本集團錄得匯 兌虧損淨額19.7百萬美元。由於匯率不 同，收入、原材料及易耗品成本（不包括 折舊及攤銷）、經營開支、其他收益及開 支以及資產及負債於換算時亦可能出現 重大差異，因而影響整體財務業績。本 公司日後可能會訂立對沖安排以管理外 幣換算，但該等活動未必能完全消除因 貨幣匯率變動導致的經營業績波動。對 沖安排存在固有風險，且本公司並無制 定對沖計劃的經驗，這可能使其面臨可 能對財務狀況及經營業績產生不利影響 的額外風險。 應課稅收入分配的風險 本集團的國際業務涉及日常業務過程中 的若干集團內交易及跨境業務安排，或 會對本集團的溢利分配及不同司法權區 的各自稅務狀況造成固有的不確定性。 該等交易或安排的稅務處理或須遵守不 同國家各自稅務機關的詮釋。儘管過去 本集團於集團內交易中並無發現轉讓定 價風險，但概不保證相關稅務機關日後 不會質疑其轉讓定價安排是否恰當，亦 不保證規管有關安排的相關法規或標準 未來不會發生變動。倘主管稅務機關其 後發現本集團所採用的轉讓價格及條款 不適當，則該機關可要求相關附屬公司 重新釐定轉讓價格，從而重新分配收入 或調整應課稅收入或扣除相關附屬公司 的成本和開支，以準確反映有關收入。 任何該等重新分配或調整均可能導致本 集團的整體稅項負債增加，倘發生該情 況，則可能對業務、財務狀況及經營業 績產生重大不利影響。

Directors' Report
董事會報告

Specifically, with respect to Singapore, to strengthen international cooperation in taxation matters, stamp out harmful practices and combat tax avoidance by multinational enterprises ("**MNEs**"), the Organization for Economic Co-operation and Development was tasked by the G20 to study and deal with the issue of Base Erosion and Profit Shifting ("**BEPS**") by MNEs. Discussions on BEPS were subsequently broadened to include more than 140 jurisdictions, through a platform called the Inclusive Framework on BEPS ("**IF**"). In October 2021, the IF agreed on a Two Pillar solution ("**BEPS 2.0**") to address the tax challenges arising from the digitalization of the economy. BEPS 2.0 has since been accepted by more than 135 member jurisdictions of the IF, including Singapore. Under BEPS 2.0:

- Pillar 1 seeks to re-allocate some profits and in turn, taxes, of affected MNE groups from where economic activities are conducted to where the customers are. International discussions remain ongoing as to how to determine the jurisdictions that will surrender profits for re-allocation to market jurisdictions, and how much each will have to surrender.

- Pillar 2 introduces, among other things, the Global Anti-Base Erosion Model Rules ("**GloBE Rules**"), which in turn introduces a global minimum effective tax rate ("**ETR**") of 15% for MNE groups with annual global revenues of 750m Euros or more. If an affected MNE group has an ETR of less than 15% in Singapore at the group level, other jurisdictions can collect the difference of up to 15%. Singapore has enacted the Multinational Enterprise (Minimum Tax) Act 2024 and published related subsidiary legislation to implement the GloBE Rules (Pillar Two) relating to top-up tax under the Income Inclusion Rule and the Domestic Top-up Tax, both of which has taken effect from January 1, 2025.

具體而言，就新加坡而言，為加強稅收事宜方面的國際合作，杜絕不正之風及打擊跨國企業避稅行為，經濟合作與發展組織受20國集團委託研究及應對跨國企業的稅基侵蝕與利潤轉移(「**BEPS**」)問題。通過BEPS包容性框架(「**IF**」)平台，有關BEPS的討論隨後擴展至超過140個司法權區。於2021年10月，IF就應對經濟數字化稅收挑戰的兩大支柱方案(「**BEPS 2.0**」)達成共識。BEPS 2.0自此已獲得超過135個IF成員國司法權區的支持，包括新加坡。根據BEPS 2.0：

- 第一支柱尋求重新分配部分利潤，及進而重新分配受影響跨國企業集團從開展經濟活動所在地區到客戶所在地區的稅收。國際討論仍在進行，內容有關如何釐定將犧牲利潤以重新分配至市場司法權區的司法權區，及各自須犧牲的利潤數額。

- 第二支柱引入(其中包括)全球反稅基侵蝕規則(「**GloBE規則**」)，進而為全球年營業額達7.5億歐元或以上的跨國企業集團引入15%的全球最低實際稅率(「**ETR**」)。倘在集團層面受影響跨國企業集團在新加坡的ETR低於15%，其他司法權區可收取最高15%的差額。新加坡已頒佈《2024年跨國企業(最低稅)法》並公佈相關附屬立法，以實施全球反稅基侵蝕規則(第二支柱)中關於收入納入規則和國內補足稅的補繳稅規定。兩項規則均於2025年1月1日起生效。

年度報告
2024 Annual Report 85

86 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Risks of Our Innovative Business Forms We continue to execute a number of new business initiatives, strategies and operating plans designed to diversify our business offerings. For example, we launched the “Pomegranate plan (紅石榴計劃)” in 2024, aiming to explore various business forms including but not limited to barbecue, specialty hot pot, and fast food. Through this plan, we aim to combine our management capabilities with overseas features to create a brand-new customer experience and continue to expand our market share in the overseas dining market. However, we may face multiple challenges in the implementation of such plans and exploration of innovative business forms. Our newly launched business forms will enter business segments with established competitors and may encounter intense competition and consumer awareness barriers. If we fail to establish clear brand positioning or create sufficient differentiation, our new business forms may struggle to rapidly gain market share. Our operations of innovative business forms could also disperse our management’s focus and resources, requiring the constant optimization of our organizational structure, talent reserves, and internal management. In addition, as such innovative business forms could involve long return cycles, continuous investment in innovative business forms could strain our short-term cash flow and affect our financial performance. We cannot guarantee that our innovative business forms may received market acceptance and customer demands as we currently expect. As a result, we cannot assure you that any of these innovative business forms will increase the penetration of our addressable market or generate sustainable revenue or profit. If our efforts fail to enhance our monetization abilities, we may not be able to maintain or increase our revenue or recover any associated costs, and our business and results of operations may be materially and adversely impacted. 我們創新業態的風險 我們繼續執行多項新業務計劃、策略及 運營計劃，旨在實現我們的業務多元 化。例如，我們於2024年推出「紅石榴 計劃」，該計劃旨在探索包括但不限於燒 烤、有料火鍋、各類快餐等各種業態。 透過該計劃，我們旨在結合我們具海外 特色的管理能力打造全新客戶體驗並繼 續於海外餐飲市場擴展市場份額。然 而，我們在實施有關計劃及探索創新業 態方面或會面臨諸多挑戰。我們新推出 的業態將進入擁有強大競爭對手的業務 分部且可能面臨激烈競爭及消費者認知 障礙。倘我們未能確立清晰品牌定位或 打造充足差異性，我們的新業態可能難 以迅速佔領市場份額。我們創新業態的 運營亦可能分散管理層的重心及資源， 需要不斷優化我們的組織架構、人才儲 備及內部管理。此外，由於該等創新業 態可能涉及較長的回報週期，對創新業 態的持續投資可能會使我們的短期現金 流緊張，並影響我們的財務表現。我們 無法保證我們的創新業態會如我們現時 預期般獲得市場認可及滿足客戶需求。 因此，我們無法向閣下保證任何該等創 新業態均將提高我們目標市場的滲透 率，或產生可持續的收入或利潤。倘我 們無法提升變現能力，我們可能無法維 持或增加收入或收回任何相關成本，且 我們的業務及經營業績可能會受到重大 不利影響。

年 度 報 告 2024 Annual Report 87 Directors’ Report 董事會報告 Risks Related to Our ADSs and Shares In addition, we are subject to certain risks related to our ADSs and Shares, which include: • The trading prices of our ADSs and Shares have been, and are likely to be volatile, which could result in substantial losses to investors. • The characteristics of the U.S. capital markets and the Stock Exchange are different, which may negatively affect the trading prices of our Shares and/or ADSs. • Substantial future sales or perceived potential sales of the ADSs, Shares or other equity securities in the public market could cause the price of the ADSs and/or Shares to decline significantly. • If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and Shares, the market price for our ADSs or Shares and trading volume could decline. • There can be no assurance that we will pay dividends. • Techniques employed by short sellers may drive down the market price of the ADSs. • There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs. 與我們美國存託股份及股份有關的風險 此外，我們還面臨與我們美國存託股份 及股份有關的若干風險，其中包括： • 我們美國存託股份及股份的交易價 已經並且可能會波動，這可能會給 投資者帶來重大損失。 • 美國資本市場與聯交所的特點不 同，這可能會對我們股份及╱或美 國存託股份的交易價產生負面影響。 • 美國存託股份、股份或其他股本證 券未來在公開市場上的大量銷售或 預期潛在銷售可能導致美國存託股 份及╱或股份的價格大幅下跌。 • 若證券或行業分析師不發表有關我 們業務的研究或報告，或若彼等對 有關我們美國存託股份及股份的建 議作出不利變更，則我們美國存託 股份或股份的市價及成交量可能下 降。 • 我們無法保證會派付股息。 • 賣空者所採用的方法可能會導致美 國存託股份的市價下跌。 • 香港印花稅是否適用於我們美國存 託股份的交易或轉換存在不確定性。

Directors' Report
董事會報告

PROSPECTS

A description of the future development in the Group's business is provided in "Chairlady's Statement" and "Management Discussion and Analysis" of this annual report.

展望

有關本集團未來業務發展的描述載於本年報「主席報告」及「管理層討論與分析」。

DIRECTORS AND SENIOR MANAGEMENT

Details of Board composition are provided in "Corporate Information" in this annual report. Biographical details of the Directors and the senior management of the Group are provided in "Directors and Senior Management" of this annual report. Save as disclosed in "Directors and Senior Management", the Directors confirm that no information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules.

In accordance with Article 84(1) of the Articles of Association, one-third of the Directors will retire by rotation at every AGM (provided that every Director shall be subject to retirement by rotation at least once every three years) and, being eligible, offer themselves for re-election. Mr. TEO Ser Luck and Mr. LI Yu will retire from the Board by rotation at the AGM and, being eligible, offer themselves for re-election.

In accordance with Article 83(3) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for reelection. Accordingly, Ms. June YANG Lijuan will offer herself for re-election at the forthcoming AGM.

No Director proposed for re-election at the AGM has an unexpired service contract that is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

董事及高級管理層

董事會組成詳情載於本年報「公司資料」。本集團董事及高級管理層的履歷詳情載於本年報「董事及高級管理層」。除「董事及高級管理層」所披露者外，董事確認並無其他資料須根據香港上市規則第13.51B(1)條予以披露。

根據組織章程細則第84(1)條，三分之一的董事將於每屆股東週年大會上輪席退任（但是每位董事每三年至少須輪席退任一次）並有資格競選連任。張思樂先生及李瑜先生將於股東週年大會上自董事會輪席退任並有資格競選連任。

根據組織章程細則第83(3)條，董事應有權不時及於任何時間委任任何人士為董事，以填補董事會臨時空缺或作為現有董事會新增成員。任何如此獲委任的董事任期將僅直至其獲委任後本公司首屆股東週年大會為止，屆時將具資格進行再次競選。因此，楊利娟女士將於是次股東週年大會上競選連任。

概無擬於股東週年大會上競選連任的董事與本公司或其任何附屬公司訂立如無作出賠償（法定賠償除外）則不能釐定於一年內終止的未屆滿服務合約。

88
特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 89 Directors’ Report 董事會報告 DIRECTORS’ SERVICE CONTRACTS Each of the executive Directors entered into a service contract with the Company. Pursuant to this agreement, they agreed to act as executive Directors for an initial term of three years with effect from the date of the appointment and shall be subject to re-election as and when required under the Articles of Association. Either party has the right to give not less than 30 days written notice to terminate the agreement. Each of the non-executive Director and independent non-executive Directors has entered into an appointment letter with the Company. The initial term for their appointment letters shall be three years with effect from the date of the appointment and shall be subject to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months prior notice in writing. None of the Directors have an unexpired service contract that is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation. INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS The Company has confirmed that each of the independent non-executive Directors, namely Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent, holds the respective independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company considers all independent non-executive Directors to be independent and there is no change which may affect their independence during the Reporting Period. 董事服務合約 各執行董事與本公司訂立了服務合約。 根據該協議，各執行董事同意擔任執行 董事一職，初始期限為自獲委任日期起 計為期三年，且須按組織章程細則的規 定競選連任。協議任何一方有權發出不 少於30天的書面通知終止該協議。 各非執行董事及獨立非執行董事已與本 公司訂立委任書。委任書的初始期限為 自委任日期起計為期三年，且須按組織 章程細則的規定競選連任，直至根據委 任書的條款及條件或由其中一方向另一 方提前發出不少於三個月的書面通知予 以終止為止。 概無董事與本公司或其任何附屬公司訂 立如無作出賠償（法定賠償除外）則不能 釐定於一年內終止的未屆滿服務合約。 獨立非執行董事的獨立性 本公司已確認各獨立非執行董事（即陳康 威先生、張思樂先生及連宗正先生）根據 香港上市規則第3.13條擁有各自之獨立 性。本公司認為所有獨立非執行董事均 為獨立且於報告期內並無可能影響彼等 獨立性的變動。

90 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES As of December 31, 2024, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows: Interest in the Company Name Nature of interest Number of Shares Approximately percentage of the total issued share capital(4) 姓名 權益性質 股份數目 佔已發行 股本總數的 概約百分比(4) Ms. SHU Ping(1) Founder of a discretionary trust 337,667,125(L) 51.92% 舒萍女士(1) 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益 Ms. June YANG Lijuan(2) (appointed on July 1, 2024) Beneficial owner 17,757,122(L) 2.73% 楊利娟女士(2) （於2024年7月1日獲委任） 實益擁有人 Mr. LI Yu(3) Beneficial owner 39,750(L) 0.006% 李瑜先生(3) 實益擁有人 Ms. LIU Li(3) Beneficial owner 3,096,650(L) 0.48% 劉麗女士(3) 實益擁有人 Remark: (L) representing long position. 董事及最高行政人員於股份、相關股份 及債權證中的權益及淡倉 截至2024年12月31日，本公司董事及 最高行政人員於本公司或其任何相聯法 團（定義見證券及期貨條例第XV部）的股 份、相關股份或債權證中擁有(a)根據證 券及期貨條例第XV部第7及8分部須知會 本公司及聯交所的權益及淡倉（包括根據 證券及期貨條例的有關條文被當作或視 為擁有的權益及淡倉）；或(b)根據證券及 期貨條例第352條規定須登記於該條所指 登記冊的權益及淡倉；或(c)根據標準守 則須知會本公司及聯交所的權益及淡倉 如下： 於本公司的權益 備註：(L)代表好倉。

Directors' Report
董事會報告

Notes:

(1) Details of the nature of interest held by Ms. SHU Ping are provided in the notes (1) to (4) to "– Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares" in this section.

(2) Ms. June YANG Lijuan (as the settlor of the Ming Trust, the beneficiaries of which are Ms. June YANG Lijuan and The Ting Trust) and J.P. Morgan Trust Company (Singapore) Pte. Ltd. (as the trustee of the Ming Trust) are taken to be interested in the Shares held by YLJ YIHAI LTD and Elite Ming Limited under the SFO.

(3) Mr. LI Yu is interested in 39,750 Shares by virtue of the award Shares granted to him under the Share Award Scheme. Ms. LIU Li is interested in 3,096,650 Shares by virtue of the award Shares granted to them under the Share Award Scheme.

(4) As of December 31, 2024, the Company had 650,299,000 issued Shares in total.

Save as disclosed above, as of December 31, 2024, none of the Directors or chief executive of the Company and their respective associates has or is deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which will be required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or which will be required to be recorded in the register to be kept by the Company pursuant to Section 352 of the SFO, or which will be required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2024, the followings are the persons who had interests or short positions in the Shares and underlying Shares which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of Part XV of the SFO:

附註：

(1) 有關舒萍女士所持權益性質的詳情載於本節「－主要股東於股份及相關股份中的權益及淡倉」附註(1)至(4)。

(2) 根據證券及期貨條例，楊利娟女士（作為Ming Trust的財產授予人，而Ming Trust的受益人為楊利娟女士及Ting Trust）及J.P. Morgan Trust Company (Singapore) Pte. Ltd.（作為Ming Trust的受託人）被視為於YLJ YIHAI LTD及Elite Ming Limited所持的股份中擁有權益。

(3) 李瑜先生因根據股份獎勵計劃獲授予獎勵股份而於39,750股股份中擁有權益。劉麗女士因根據股份獎勵計劃獲授予獎勵股份而於3,096,650股股份中擁有權益。

(4) 截至2024年12月31日，本公司已發行股份共計650,299,000股。

除上文所披露者外，截至2024年12月31日，本公司董事或最高行政人員及彼等各自的聯繫人於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中概無擁有或被視為擁有根據證券及期貨條例第XV部第7及8分部將須知會本公司及聯交所的任何權益或淡倉（包括彼等根據證券及期貨條例的有關條文被當作或被視為擁有的權益及淡倉），或根據證券及期貨條例第352條將須記錄於本公司所存置的登記冊內的任何權益或淡倉，或根據標準守則將須知會本公司及聯交所的任何權益或淡倉。

主要股東於股份及相關股份中的權益及淡倉

截至2024年12月31日，下列人士為於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部的條文須知會本公司及聯交所的權益或淡倉的人士，或根據證券及期貨條例第XV部第336條本公司須存置的權益登記冊所記錄的權益或淡倉的人士：

年度報告 2024 Annual Report 91

Directors' Report
董事會報告

Name 姓名／名稱	Nature of interest 權益性質	Number of Shares 股份數目	Approximately percentage of the total issued share capital[8] 佔已發行股本總數的概約百分比[8]
UBS Trustees (B.V.I.) Limited[2][3][4][6][7]	Trustee 受託人	386,245,826(L)	59.40%
Mr. ZHANG Yong[1][2][3][4] 張勇先生[1][2][3][4]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	337,667,125(L)	51.92%
Ms. SHU Ping[1][2][3][4] 舒萍女士[1][2][3][4]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Beneficiary of a trust 信託受益人 Interest of spouse 配偶權益	337,667,125(L)	51.92%
ZY NP LTD[2][4]	Beneficial owner 實益擁有人 Interest in a controlled corporation 受控法團權益	295,070,923(L)	45.37%
NP UNITED HOLDING LTD[4]	Beneficial owner 實益擁有人	180,197,011(L)	27.71%
Mr. Sean SHI[5][6][7] 施永宏先生[5][6][7]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Interest of spouse 配偶權益	53,828,702(L)	8.28%
Ms. Hailey LEE[5][6][7] 李海燕女士[5][6][7]	Founder of a discretionary trust 全權信託創立人 Interest in a controlled corporation 受控法團權益 Interest of spouse 配偶權益	53,828,702(L)	8.28%
SP NP LTD[3]	Beneficial owner 實益擁有人	42,596,202(L)	6.55%

92 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors' Report
董事會報告

Name 姓名／名稱	Nature of interest 權益性質	Number of Shares 股份數目	Approximately percentage of the total issued share capital[9] 佔已發行股本總數的概約百分比[9]
LHY NP LTD[7]	Beneficial owner 實益擁有人	33,115,501(L)	5.09%
Futu Trustee Limited[8] 富途信託有限公司[8]	Trustee 受託人	61,933,000(L)	9.52%
ESOP Platform I[8] ESOP平台I[8]	Beneficial owner 實益擁有人	43,353,100(L)	6.67%

Remark: (L) representing long position.

Notes:

(1) Ms. SHU Ping is the spouse of Mr. ZHANG Yong. Therefore, Ms. SHU Ping is deemed to be interested in the Shares in which Mr. ZHANG Yong is interested and Mr. ZHANG Yong is deemed to be interested in the Shares in which Ms. SHU Ping is interested under the SFO.

(2) ZY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of ZY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Apple Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Apple Trust. Apple Trust is a discretionary trust set up by Mr. ZHANG Yong as the settlor and protector on August 22, 2018 for the benefit of himself, Ms. SHU Ping and their family. Therefore, Mr. ZHANG Yong (as the founder of Apple Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by ZY NP LTD under the SFO.

(3) SP NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SP NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Rose Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Rose Trust. Rose Trust is a discretionary trust set up by Ms. SHU Ping as the settlor and protector on August 22, 2018 for the benefit of herself, Mr. ZHANG Yong and their family. Ms. SHU Ping (as the founder of Rose Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by SP NP LTD under the SFO.

備註：(L)代表好倉。

附註：

(1) 舒萍女士為張勇先生的配偶。因此，根據證券及期貨條例，舒萍女士被視為於張勇先生擁有權益的股份中擁有權益，及張勇先生被視為於舒萍女士擁有權益的股份中擁有權益。

(2) ZY NP LTD為一家於英屬處女群島註冊成立的投資控股公司。ZY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Apple Trust的受託人）通過UBS Nominees Limited（以Apple Trust受託人的代名人身份）全資擁有。Apple Trust為張勇先生以財產授予人及保護人的身份為其本身、舒萍女士及其家族的利益於2018年8月22日成立的全權信託。因此，根據證券及期貨條例，張勇先生（作為Apple Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於ZY NP LTD所持的股份中擁有權益。

(3) SP NP LTD為一家於英屬處女群島註冊成立的投資控股公司。SP NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Rose Trust的受託人）通過UBS Nominees Limited（以Rose Trust受託人的代名人身份）全資擁有。Rose Trust為舒萍女士以財產授予人及保護人的身份為其本身、張勇先生及其家族的利益於2018年8月22日成立的全權信託。根據證券及期貨條例，舒萍女士（作為Rose Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於SP NP LTD所持的股份中擁有權益。

年度報告 2024 Annual Report 93

Directors' Report
董事會報告

(4) NP UNITED HOLDING LTD is an investment holding company incorporated in the BVI and is owned as to approximately 51.78% by ZY NP LTD and 16.07% by SP NP LTD, among others. Therefore, Mr. ZHANG Yong, ZY NP LTD and UBS Trustees (B.V.I.) Limited are deemed to be interested in the Shares in which NP UNITED HOLDING LTD is interested under the SFO.

(4) NP UNITED HOLDING LTD為一家於英屬處女群島註冊成立的投資控股公司，由ZY NP LTD持有約51.78%權益，及由SP NP LTD持有16.07%權益。因此，根據證券及期貨條例，張勇先生、ZY NP LTD及UBS Trustees (B.V.I.) Limited被視為於NP UNITED HOLDING LTD擁有權益的股份中擁有權益。

(5) Ms. Hailey LEE directly holds 3,750,000 Shares in the Company and she is the spouse of Mr. Sean SHI. Therefore, Mr. Sean SHI is deemed to be interested in the Shares in which Ms. Hailey LEE is interested and Ms. Hailey LEE is deemed to be interested in the Shares in which Mr. Sean SHI is interested under the SFO.

(5) 李海燕女士直接持有本公司的3,750,000股股份且其為施永宏先生的配偶。因此，根據證券及期貨條例，施永宏先生被視為於李海燕女士擁有權益的股份中擁有權益，及李海燕女士被視為於施永宏先生擁有權益的股份中擁有權益。

(6) SYH NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SYH NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders of Cheerful Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by SYH NP LTD under the SFO.

(6) SYH NP LTD為一家於英屬處女群島註冊成立的投資控股公司。SYH NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Cheerful Trust的受託人）通過UBS Nominees Limited（以Cheerful Trust受託人的代名人身份）全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例，施永宏先生及李海燕女士（作為Cheerful Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於SYH NP LTD所持的股份中擁有權益。

(7) LHY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of LHY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders of Cheerful Trust) and UBS Trustees (B.V.I.) Limited are taken to be interested in the Shares held by LHY NP LTD under the SFO.

(7) LHY NP LTD為一家於英屬處女群島註冊成立的投資控股公司。LHY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Cheerful Trust的受託人）通過UBS Nominees Limited（作為Cheerful Trust受託人的代名人身份）全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例，施永宏先生及李海燕女士（作為Cheerful Trust的創立人）及UBS Trustees (B.V.I.) Limited被視為於LHY NP LTD所持的股份中擁有權益。

(8) Futu Trustee Limited was appointed by the Company as the trustee to manage and administer the Share Award Scheme and to hold Shares to be granted to eligible persons under the Share Award Scheme through its wholly-owned subsidiaries, the ESOP Platform I and the ESOP Platform II.

(8) 富途信託有限公司獲本公司委任為受託人，以管理及執行股份獎勵計劃，並透過其全資附屬公司、ESOP平台I及ESOP平台II持有根據股份獎勵計劃將授予合資格人士的股份。

(9) As of December 31, 2024, the Company had 650,299,000 issued Shares in total.

(9) 截至2024年12月31日，本公司已發行股份共計650,299,000股。

94
特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 95 Directors’ Report 董事會報告 Save as disclosed above, as of December 31, 2024, the Directors and the chief executives of the Company are not aware of any other person (other than the Directors or chief executives of the Company) who had an interest or short position in the Shares or underlying Shares of the Company which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO. DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES Save as disclosed in “－Directors and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures” in this section, at no time during the Reporting Period was the Company or any of its subsidiaries, a party to any arrangement that would enable the Directors to acquire benefits by means of acquisition of the Shares in, or debentures of, the Company or any other body corporate, and none of the Directors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right. MANAGEMENT CONTRACTS No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Reporting Period. DIRECTORS’ INTEREST IN COMPETING BUSINESS During the Reporting Period, none of the Directors or their respective associates (as defined under the Hong Kong Listing Rules) had engaged in or had any interest in any business which competes or may compete, either directly or indirectly, with the business of the Group which would require disclosure under Rule 8.10 of the Hong Kong Listing Rules. 除上文所披露者外，截至2024年12月31 日，本公司董事及最高行政人員並不知 悉任何其他人士（本公司董事或最高行政 人員除外）於本公司股份或相關股份中擁 有根據證券及期貨條例第XV部第2及第3 分部的條文須知會本公司及聯交所的權 益或淡倉；或根據證券及期貨條例第336 條本公司須存置的登記冊所記錄的權益 或淡倉。 董事收購股份或債權證的權利 除本節「－董事及最高行政人員於股份、 相關股份及債權證中的權益及淡倉」所披 露者外，於報告期內，本公司或其任何 附屬公司均非任何安排的其中一方以讓 董事通過收購本公司或任何其他法人團 體的股份或債權證的方式收取利益，亦 概無董事或任何彼等的配偶或18歲以下 的子女獲授任何權利以認購本公司或任 何其他法人團體的股本或債務證券或已 行使任何該等權利。 管理合約 於報告期內，概無訂立或存在有關本公 司全部或任何重大部分業務之管理及行 政的合約。 董事於競爭性業務的權益 於報告期內，概無董事或彼等各自的聯 繫人（定義見香港上市規則）直接或間 接從事與本集團須根據香港上市規則第 8.10條披露的業務產生競爭或可能產生 競爭之業務，或於該業務中擁有任何權 益。

Directors' Report
董事會報告

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

As of December 31, 2024, the Company has not entered into any loan agreement which contains covenants requiring specific performance of the Controlling Shareholders.

CONNECTED TRANSACTIONS

Among the related party transactions disclosed in note 36 to the Financial Statements, the following transactions constitute connected transactions for the Company under the Hong Kong Listing Rules and are required to be disclosed in this annual report in accordance with Rule 14A.71 of the Hong Kong Listing Rules. The Company confirmed that the other related party transactions do not fall under the definition of "connected transaction" or "continuing connected transaction" (as the case may be) in Chapter 14A of the Hong Kong Listing Rules and complied with the disclosure requirements in accordance with Chapter 14A of the Hong Kong Listing Rules.

Continuing Connected Transactions

YIZHIHUA Agreements

New Master Decoration Project Management Service Agreement

The Company and YIZHIHUA, each for itself and on behalf of its subsidiaries, entered into a New Master Decoration Project Management Service Agreement on October 17, 2023 for a term of three years commencing from January 1, 2024 to December 31, 2026 (both days inclusive). Pursuant to the New Master Decoration Project Management Service Agreement, YIZHIHUA agreed to provide decoration project management and related services, including but not limited to, selecting and supervising the design and construction subcontractors, and provision of procurement services to the Group in connection with the interior decoration and renovation of its restaurants. Details of the New Master Decoration Project Management Service Agreement are provided in the announcement of the Company dated October 17, 2023.

YIZHIHUA was wholly owned by Mr. ZHANG Shuoyi, the brother of Mr. ZHANG Yong, and thus is a connected person of the Company. The transactions under the New Master Decoration Project Management Service Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

有關控股股東履行特定責任之契諾的貸款協議

截至2024年12月31日，本公司並無訂立任何載有要求控股股東履行特定責任之契諾的貸款協議。

關連交易

於財務報表附註36披露的關聯方交易中，下列交易根據香港上市規則構成本公司的關連交易，且根據香港上市規則第14A.71條須於本年報中披露。本公司確認其他關聯方交易不歸入香港上市規則第十四A章有關「關連交易」或「持續關連交易」(視情況而定)的定義及符合香港上市規則第十四A章的披露規定。

持續關連交易

YIZHIHUA協議

新總裝修工程管理服務協議

本公司及YIZHIHUA(各自為其本身及代表其附屬公司)於2023年10月17日訂立新總裝修工程管理服務協議，期限自2024年1月1日起至2026年12月31日(包括首尾兩日)止三年。根據新總裝修工程管理服務協議，YIZHIHUA同意就餐廳的室內裝修及翻新向本集團提供裝修工程管理及相關服務，包括但不限於選擇並監督設計及施工分包商以及提供採購服務。有關新總裝修工程管理服務協議的詳情載於本公司日期為2023年10月17日的公告。

YIZHIHUA由張碩軼先生(張勇先生的胞弟)全資擁有，因此為本公司的關連人士。而新總裝修工程管理服務協議項下交易構成香港上市規則第十四A章項下的持續關連交易。

96 特海国际控股有限公司 Super Hi International Holding Ltd.

Directors' Report
董事會報告

The annual cap for the transaction amounts under the New Master Decoration Project Management Service Agreement for the years ended December 31, 2024 is US$4.19 million, while the actual transaction amount incurred for the year ended December 31, 2024 was US$0.1 million.

截至2024年12月31日止年度，新總裝修工程管理服務協議項下交易金額的年度上限為4.19百萬美元，而截至2024年12月31日止年度產生的實際交易金額為0.1百萬美元。

Master Decoration Project General Contract Service Agreement

總裝修工程總承包服務協議

The Company and YIZHIHUA, each for itself and on behalf of its subsidiaries, entered into the Master Decoration Project General Contract Service Agreement on October 17, 2023, for a term of three years commencing from January 1, 2024 to December 31, 2026 (both days inclusive). Pursuant to the Master Decoration Project General Contract Service Agreement, YIZHIHUA agreed to provide decoration project general contract services to the Group in connection with the interior decoration and renovation of its restaurants, including but not limited to, selecting and engaging subcontractors to carry out the decoration work and purchasing plants and equipment for the projects. Details of the Master Decoration Project General Contract Service Agreement are provided in the announcement of the Company dated October 17, 2023.

本公司與YIZHIHUA（各自為其本身及代表其附屬公司）於2023年10月17日訂立的總裝修工程總承包服務協議，期限為自2024年1月1日起至2026年12月31日（包括首尾兩日）止三年。根據總裝修工程總承包服務協議，YIZHIHUA同意就餐廳的室內裝修及翻新向本集團提供裝修工程總承包服務，包括但不限於挑選、委聘分包商開展裝修工作，以及為工程購買材料及設備。有關總裝修工程總承包服務協議的詳情載於本公司日期為2023年10月17日的公告。

YIZHIHUA was wholly owned by Mr. ZHANG Shuoyi, the brother of Mr. ZHANG Yong, and thus is a connected person of the Company. The transactions under the Master Decoration Project General Contract Service Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

YIZHIHUA由張碩軼先生（張勇先生的胞弟）全資擁有，因此為本公司的關連人士，而總裝修工程總承包服務協議項下交易構成香港上市規則第十四A章項下的持續關連交易。

The annual cap for the transaction amounts under the Master Decoration Project General Contract Service Agreement for the years ended December 31, 2024 is US$4.50 million, while the actual transaction amount incurred for the year ended December 31, 2024 was US$3.0 million.

截至2024年12月31日止年度，總裝修工程總承包服務協議項下交易金額的年度上限為4.50百萬美元，而截至2024年12月31日止年度產生的實際交易金額為3.0百萬美元。

Yihai Master Purchase Agreement

頤海總購買協議

The Company and Yihai, each for itself and on behalf of its subsidiaries, entered into the Renewed Yihai Master Purchase Agreement on October 17, 2023, for a term commencing from January 1, 2024 to December 31, 2026 (both days inclusive). Pursuant to the Renewed Yihai Master Purchase Agreement, the Group agreed to purchase Super Hi Customized Products, Yihai Retail Products and instant self-serving products from Yihai Group. Details of the Renewed Yihai Master Purchase Agreement are provided in the announcement of the Company dated October 17, 2023.

於2023年10月17日，本公司及頤海（各自為其本身及代表其附屬公司）訂立重續頤海總購買協議，期限為自2024年1月1日起至2026年12月31日（包括首尾兩日）止。根據重續頤海總購買協議，本集團同意向頤海集團購買特海專用產品、頤海零售產品及即食自助產品。有關重續頤海總購買協議的詳情載於本公司日期為2023年10月17日的公告。

年度報告
2024 Annual Report
97

98 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Yihai is controlled by Mr. ZHANG Yong and Ms. SHU Ping, and thus is a connected person of the Company. The transactions under the Renewed Yihai Master Purchase Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The annual cap for the transaction amount under the Renewed Yihai Master Purchase Agreement for the years ended December 31, 2024 is US$32.56 million, while the actual transaction amount incurred for the year ended December 31, 2024 was US$16.6 million. Confirmation from the Independent Non-Executive Directors The independent non-executive Directors have confirmed that the above continuing connected transactions were entered into by the Group: (i) in the ordinary and usual course of its business; (ii) on normal commercial terms or better; and (iii) in accordance with the relevant agreement (including the pricing principle and guidelines set out therein) governing them and on terms that were fair and reasonable and in the interests of the Company and the Shareholders as a whole. Confirmation from the Company’s Auditors The auditor of the Group has reviewed the continuing connected transactions referred to above and confirmed to the Board that nothing had come to their attention that caused them to believe the continuing connected transactions: (i) had not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the pricing policies of the Group (iii) were not entered into, in all material respects, in accordance with the relevant agreement governing such transactions; and (iv) had exceeded the annual cap. DIRECTORS’ MATERIAL INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE Save as disclosed in “－Connected Transactions” in this section, there were no transactions, arrangements or contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director or its connected entity (within the meaning of Section 486 of the Companies Ordinance) had a material interest, whether directly or indirectly, and subsisting during the Reporting Period. 頤海由張勇先生及舒萍女士控制，因此 為本公司的關連人士。重續頤海總購買 協議項下交易構成香港上市規則第十四A 章項下的持續關連交易。 截至2024年12月31日止年度，重續頤海 總購買協議項下交易金額的年度上限為 32.56百萬美元，而截至2024年12月31 日止年度產生的實際交易金額為16.6百 萬美元。 獨立非執行董事確認 獨立非執行董事確認，本集團乃(i)於其日 常及一般業務過程中；(ii)根據正常或更 佳商業條款；及(iii)根據規管交易的相關 協議（包括其中規定的定價原則及指引） 並按公平、合理及符合本公司及股東整 體利益之條款訂立上述持續關連交易。 本公司核數師確認 本集團核數師已審閱上述持續關連交 易，並向董事會確認彼等並無注意到任 何事項致使彼等認為該等持續關連交 易：(i)未經董事會批准；(ii)在所有重大方 面均未根據本集團的定價政策訂立；(iii) 在所有重大方面均未根據規管該等交易 的相關協議訂立；及(iv)已超出年度上限。 董事於重要交易、安排或合約中的重大 權益 除本節「－ 關連交易」所披露者外，並無 本公司或其任何附屬公司屬其中一名訂 約方且董事或其關連實體（定義見公司條 例第486條）於其中直接或間接擁有重大 權益以及於報告期內仍然存續之重要交 易、安排或合約。

Directors' Report
董事會報告

CONTRACT OF SIGNIFICANCE

Save as disclosed in "–Connected Transactions" in this section, no contract of significance was entered into between the Company, or one of its subsidiary companies, and any of its Controlling Shareholders or subsidiaries, and no contract of significance for the provision of services to the Company or any of its subsidiaries by any of the Controlling Shareholder or subsidiaries was entered into, during the Reporting Period.

重大合約

除本節「－關連交易」所披露者外，於報告期內，本公司或其中一家附屬公司與其任何控股股東或附屬公司之間概無訂立任何重大合約，且任何控股股東或附屬公司概無就向本公司或其任何附屬公司提供服務訂立任何重大合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into during the Reporting Period.

管理合約

於報告期內，概無訂立有關本公司全部或任何重大部分業務之管理及行政的合約。

DIRECTORS' PERMITTED INDEMNITY PROVISION

Pursuant to Article 164 of the Articles of Association and subject to Cayman Companies Act, each Director shall be indemnified, out of the assets of the Company, against all losses or liabilities incurred or sustained by them as a Director in defending any proceedings, whether civil or criminal, in which judgment is given in their favor, or in which they are acquitted.

The Company has arranged appropriate directors' liability insurance coverage for the Directors of the Group during the Reporting Period.

董事獲准許的彌償條文

根據組織章程細則第164條及受開曼公司法約束，各董事有權從本公司的資產中獲得彌償，以彌償彼等作為董事在勝訴或無罪的任何民事或刑事法律訴訟中進行抗辯而招致或蒙受的一切損失或責任。

於報告期內，本公司已為本集團的董事安排適當的董事責任保險。

REMUNERATION POLICY, DIRECTORS' REMUNERATION AND PENSION SCHEME

As of December 31, 2024, the Group had a total of 13,057 employees. The Group's remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to all of its employees, including medical schemes, pension contribution schemes, share award schemes, etc. Details of Share Award Scheme of the Company are provided in "–Share Award Scheme" in this section. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

薪酬政策、董事薪酬及退休金計劃

截至2024年12月31日，本集團共有13,057名員工。本集團的薪酬政策乃根據不同地區的薪金水平、員工職級及業績表現以及市場狀況釐定。本集團亦向全體員工提供其他福利，包括醫療計劃、退休金供款計劃、股份獎勵計劃等。有關本公司股份獎勵計劃的詳情載於本節「－股份獎勵計劃」。為保持工作人員的素質、知識及技能水平，本集團根據不同部門員工的需求定期提供專業培訓，包括由高級員工或第三方顧問定期進行的培訓課程，內容涵蓋本集團業務運作的各個方面，使員工了解餐飲行業的最新發展及業務技能，與時俱進。本集團亦不時組織研討會討論具體事項。

年度報告
2024 Annual Report
99

100 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 The Group offers competitive remuneration packages to the Directors. Other emoluments are determined by the Board with reference to the Directors’ duties, responsibilities and performance and the results of the Group. During the Reporting Period, none of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors or five highest individuals as an inducement to join, or upon joining the Group, or as compensation for the loss of office. Details of the remuneration of the Directors and five highest individuals during the Reporting Period are provided in notes 13 and 14 to the Financial Statements, respectively. SHARE AWARD SCHEME The Company adopted the Share Award Scheme on June 24, 2022 (the “Adoption Date”), which was required to be disclosed as below under the requirements of Chapter 17 of the Hong Kong Listing Rules. Details of the principal terms of the Share Award Scheme are provided in “Appendix IV — General Information — D. Share Award Scheme” of the prospectus of the Company on December 19, 2022. A summary of the principal terms of the Share Award Scheme are described below. Purpose The purpose of the Share Award Scheme is to recognize the contributions of the Eligible Persons (as defined below) in order to incentivize them to remain with the Group or to provide consulting services to the Group, and to motivate them to strive for the future development and expansion of the Group. Participants The eligible person (the “Eligible Person”) who may be selected to become a participant (the “Selected Participant”) of the Share Award Scheme is any individual, being • an employee (whether full-time or part-time employee) or a director of any member of the Group; • an employee (whether full-time or part-time employee) or a director of the holding companies, fellow subsidiaries or associated companies of the Company (the “Related Entity Participant”); or 本集團為董事提供具競爭力的薪酬待 遇。其他酬金由董事會經參照董事職 務、職責及表現以及本集團的業績而釐 定。於報告期內，並無董事放棄或同意 放棄任何薪酬，且本集團亦無向任何董 事或五名最高薪人士支付任何酬金作為 加入或加入本集團時的獎勵或離職補 償。於報告期內，董事及五名最高薪人 士薪酬的詳情分別載於財務報表附註13 及14。 股份獎勵計劃 本公司已於2022年6月24日（「採納日 期」）採納股份獎勵計劃，根據香港上市 規則第十七章的規定須予作出的披露如 下。股份獎勵計劃的主要條款詳情載列 於本公司於2022年12月19日發佈的招股 章程「附錄四 － 一般資料 －D. 股份獎勵 計劃」。 股份獎勵計劃的主要條款的概要載於下 文。 目的 股份獎勵計劃旨在認可合資格人士（定義 見下文）的貢獻，以激勵其留任本集團或 為本集團提供諮詢服務，以及鼓勵其致 力於本集團的未來發展及擴張。 參與者 可能獲選成為股份獎勵計劃參與者（「選 定獎勵對象」）的合資格人士（「合資格人 士」）為屬於下述的任何個人： • 本集團任何成員公司的僱員（不論 是全職或兼職僱員）或董事； • 本公司控股公司、同系附屬公司 或聯營公司的僱員（不論是全職或 兼職僱員）或董事（「關聯實體參與 者」）；或

年 度 報 告 2024 Annual Report 101 Directors’ Report 董事會報告 • service provider, who the Board or its delegate(s) considers, in their sole discretion, to have contributed or will contribute to the Group (the “Service Provider”). Maximum Number of Shares Available for Grant The Company shall not make any further grant of awards which will result in the aggregate number of Shares underlying all grants made pursuant to the Share Award Scheme and any other share schemes (excluding award Shares that have been forfeited in accordance with the Share Award Scheme) to exceed 10% of the Company’s issued share capital as of December 30, 2022, being 61,933,000 Shares, representing 9.52% of the total issued share capital of the Company as of the date of this annual report. Maximum Entitlement of Each Participant Where any grant of awards to a Selected Participant would result in the Shares issued and to be issued in respect of all awards granted to such person (excluding any awards lapsed in accordance with the terms of the Share Award Scheme). in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the Shares of the Company in issue, such grant must be separately approved by Shareholders in general meeting with such Selected Participant and their close associates (or associates if the Selected Participant is a connected person) abstaining from voting. The Company shall not make any further grant of awards to Service Providers which will result in the aggregate number of Shares underlying all grants made pursuant to the Share Award Scheme and any other share schemes (excluding award Shares that have been forfeited in accordance with the Share Award Scheme) to exceed 1% of the Company’s issued share capital as of December 30, 2022. Vesting Period The Board or the committee of the Board or person(s) to which the Board delegated its authority may from time to time while the Share Award Scheme is in force and subject to all applicable laws, determine such vesting criteria and conditions or periods for the award Shares to be vested hereunder, provided however that the vesting period for awards shall not be less than 12 months. • 董事會或其代表全權酌情認為已對 或將會對本集團作出貢獻的服務供 應商（「服務供應商」）。 可供授予的最高股份數目 本公司不得進一步授出任何獎勵致使所 有根據股份獎勵計劃及任何其他股份計 劃授出的獎勵相關股份總數（不包括根據 股份獎勵計劃已沒收的獎勵股份）超過 截至2022年12月30日本公司已發行股 本的10%（即61,933,000股股份，佔截 至本年報日期本公司已發行股本總數的 9.52%）。 各參與者的最高配額 倘向選定獎勵對象授出獎勵會導致就於 直至有關授出日期（包括該日）止12個月 期間內授予該等人士的所有獎勵（不包括 根據股份獎勵計劃條款已失效的任何獎 勵）而已發行及將予發行的股份合共佔本 公司已發行股份超過1%，則有關授出須 經股東於股東大會上另行批准，同時有 關選定獎勵對象及其緊密聯繫人（或倘若 選定獎勵對象為關連人士，則其聯繫人） 須放棄投票。 本公司不得向服務供應商進一步授出獎 勵致使所有根據股份獎勵計劃及任何其 他股份計劃授予的股份總數（不包括根據 股份獎勵計劃已沒收的獎勵股份）超過截 至2022年12月30日本公司已發行股本的 1%。 歸屬期 董事會或董事會委員會或董事會授權的 人士可在股份獎勵計劃有效期內，在遵 守所有適用法律的情況下，不時地決定 須根據本計劃歸屬的獎勵股份的歸屬標 準、條件或期限，前提是獎勵的歸屬期 不得少於12個月。

102 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Acceptance of Offers of Awards The Company shall issue a letter (the “Award Letter”) to each Selected Participant in such form as the Board or its delegate(s) may from time to time determine, specifying (as appropriate) the grant date, the period within which the award must be accepted before lapsing, the number of award Shares underlying the award, the purchase price (if any) for the award Shares, the vesting criteria and conditions and such other details as they may consider necessary. Basis of Determining the Purchase Price The purchase price (if any) shall be such price determined by the Board or its delegate(s) in their absolute discretion, based on considerations such as the prevailing closing price of the Shares, the purpose of the Share Award Scheme and the characteristics and profile of the Selected Participant, and notified to the Selected Participant in the Award Letter. Remaining Life The Share Award Scheme shall be valid and effective for the award period commencing on the Adoption Date and ending on the business day immediately prior to the 10th anniversary of the Adoption Date. The remaining life of the Share Award Scheme was approximately seven years and two months. Before Listing, a total of 61,933,000 awards were granted by the Company on December 12, 2022, among which, (i) 58,836,350 awards were granted to employee participants; (ii) 3,096,650 awards were granted to Related Entity Participants; and (iii) no awards were granted to Service Providers. Upon Listing, there is no awards available for grant and no new Shares may be issued in respect of awards granted under the Share Award Scheme. 接納獎勵要約 本公司須按董事會或其代表不時釐定的 形式向各選定獎勵對象發出函件（「獎勵 函」），列明（如適用）授出日期、獎勵失 效前須獲接納的期間、與獎勵相關的獎 勵股份數目、獎勵股份購買價（如有）、 歸屬標準及條件以及彼等可能認為必要 的其他細節。 釐定購買價格基準 購買價（如有）須由董事會或其代表根據 股份當下收市價、股份獎勵計劃目的以 及選定獎勵對象的特點及概況等因素全 權酌情釐定，並在獎勵函中通知選定獎 勵對象。 剩餘年期 股份獎勵計劃在自採納日期起至緊接採 納日期十週年前的營業日止的獎勵期內 有效。股份獎勵計劃的剩餘年期約為七 年零兩個月。 上市前，本公司於2022年12月12日授出 合共61,933,000份股份獎勵，其中(i)僱員 參與者獲授予58,836,350份股份獎勵； (ii)關聯實體參與者獲授予3,096,650份股 份獎勵；及(iii)服務供應商概無獲授予股 份獎勵。上市後，概無獎勵可供授予， 亦無就股份獎勵計劃項下已授出的獎勵 發行新股。

Directors' Report
董事會報告

As of December 31, 2024, the total number of Shares in respect of which awards had been granted and remaining outstanding under the Share Award Scheme was 61,933,000 (representing 9.52% of the Company's Shares in issue as of the same date). The following table discloses movements in the outstanding awards granted under the Share Award Scheme during the Reporting Period.

截至2024年12月31日，根據股份獎勵計劃已授出及尚未行使的獎勵的股份總數為61,933,000股（佔截至同日本公司已發行股份的9.52%）。下表披露於報告期內根據股份獎勵計劃授出的尚未行使獎勵的變動情況。

					Number of Shares underlying awards 相關獎勵的股份數目						
Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Outstanding as of January 1, 2024 截至2024年1月1日尚未行使	Granted between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已授出	Vested between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已歸屬	Cancelled between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已註銷	Lapsed between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已失效	Outstanding as of December 31, 2024 截至2024年12月31日尚未行使	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
Director ***董事***											
Mr. LI Yu 李瑜先生	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	39,750	–	–	–	–	39,750	–
Ms. LIU Li 劉麗女士	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Other connected persons ***其他關連人士***											
Mr. WANG Jinping (resigned as a Director on July 1, 2024) 王金平先生（於2024年7月1日辭任董事）	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Ms. LI Qingyun 李青雲女士	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–

年度報告 2024 Annual Report 103

Directors' Report
董事會報告

Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Number of Shares underlying awards 相關獎勵的股份數目 Outstanding as of January 1, 2024 截至2024年1月1日尚未行使	Granted between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已授出	Vested between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已歸屬	Cancelled between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已註銷	Lapsed between January 1, 2024 to December 31, 2024 於2024年1月1日至2024年12月31日期間已失效	Outstanding as of December 31, 2024 截至2024年12月31日尚未行使	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
Ms. JIANG Bingyu 蔣冰遇女士	December 12, 2022 2022年12月12日	*Note (1) 附註(1)*	–	*Note (2) 附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Other employee participants 其他僱員參與者	December 12, 2022 2022年12月12日	*Note (1) 附註(1)*	–	*Note (2) 附註(2)*	46,410,000	–	–	–	–	46,410,000	–
Related Entity Participants 關聯實體參與者	December 12, 2022 2022年12月12日	*Note (1) 附註(1)*	–	*Note (2) 附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Total 總計					61,933,000	–	–	–	–	61,933,000	

Notes:

(1) The maximum vesting period of the unvested awards is ten years from the date of agreement of the vesting conditions by the Company and the grantees.

(2) The Board has established an incentive evaluation committee and performance targets guidelines (mainly including future performance indicators and contributions to the Group). Whether the awards are vested will be determined based on when the performance targets will be set by the Board or the incentive evaluation committee and whether the performance targets will be met by the relevant grantees according to performance targets guidelines from time to time. The above awards were granted before the Listing and the fair value of the above awards is not applicable as of the date of this annual report.

附註：

(1) 未歸屬獎勵的最長歸屬期為自本公司及承授人同意歸屬條件之日起十年。

(2) 董事會已設立激勵評估委員會及績效目標指引（主要包括未來績效指標及對本集團的貢獻）。獎勵是否歸屬將根據董事會或激勵評估委員會制定績效目標的時間及相關承授人是否根據績效目標指引不時達成績效目標而定。上述獎勵乃於上市前授出，且上述獎勵的公允值於截至本年報日期並不適用。

104 特海国际控股有限公司 Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 105 Directors’ Report 董事會報告 CONVERTIBLE BONDS As of December 31, 2024, the Company has not issued any convertible bonds (December 31, 2023: nil). EQUITY-LINKED AGREEMENT Other than the Share Award Scheme, no equity-linked agreements that will or may result in the Company issuing shares, or that require the Company to enter into any agreements that will or may result in the Company issuing shares, were entered into by the Company for the year ended December 31, 2024. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company has adopted the code provisions of the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules. The Company regularly reviews its compliance with Corporate Governance Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the Corporate Governance Code throughout the Reporting Period and up to the date of this annual report. MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code as set out in Appendix C3 to the Hong Kong Listing Rules as its own code of conduct regarding Directors’ dealings in securities of the Company. Specific inquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the Reporting Period and up to the date of this annual report. The Company’s employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the Reporting Period and up to the date of this annual report. 可轉換債券 截至2024年12月31日，本公司並無發 行任何可轉換債券（2023年12月31日： 無）。 權益掛鈎協議 除股份獎勵計劃外，截至2024年12月31 日止年度，本公司概無訂立任何將會或 可能導致本公司發行股份或規定本公司 訂立將會或可能導致本公司發行股份的 任何協議的權益掛鈎協議。 遵守《企業管治守則》 本公司已採納香港上市規則附錄C1所載 《企業管治守則》的守則條文。 本公司定期檢討其遵守《企業管治守則》 的情況，據董事所深知，本公司於整個 報告期及直至本年報日期一直遵守《企業 管治守則》所載的所有適用原則及守則條 文。 證券交易標準守則 本公司已採納香港上市規則附錄C3所載 的標準守則作為其本身有關董事買賣本 公司證券的行為守則。本公司已向全體 董事作出具體問詢，而董事均已確認彼 等於整個報告期及直至本年報日期一直 遵守標準守則。 可能擁有本公司內幕消息的僱員進行證 券交易亦受標準守則的約束。於整個報 告期及直至本年報日期內，本公司並未 發現僱員違反標準守則的任何事件。

106 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES Save for the ADS offering in the United States as discussed below, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s securities (including sale of treasury Shares) listed on the Stock Exchange or other stock exchanges during the Reporting Period and up to the date of this annual report. As of December 31, 2024, the Company did not hold any treasury Shares. OFFERING OF ADS IN THE UNITED STATES AND USE OF PROCEEDS In May 2024, the Company completed the Offering and issued 3,096,600 ADSs (representing 30,966,000 Shares with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). Upon closing of the Offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other offering expenses) (the “Net Proceeds”). The Directors consider that the Offering represents an opportunity to gain access to an untapped pool of investors and develop a presence in the securities market in the United States. As of the date of this annual report, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Group will utilize the Net Proceeds in accordance with the intended purposes as set out in the above-mentioned announcements of the Company. 本公司上市證券的購買、出售或贖回 除下文所述於美國發售的美國存託股份 外，於報告期及直至本年報日期，本公 司及其任何附屬公司並無購買、出售或 贖回本公司於聯交所或其他證券交易所 上市的任何證券（包括出售庫存股）。截 至2024年12月31日，本公司並無持有任 何庫存股。 於美國發售美國存託股份及所得款項用 途 於2024年5月，本公司完成發售並以每 股美國存託股份19.56美元的價格（每股 美國存託股份淨價16.76美元）向不少於 六名承配人（即承銷商根據承銷協議選擇 的專業或其他投資者）發行3,096,600股 美國存託股份（代表總面值為154.83美 元的30,966,000股股份）。此次發售結束 後，經扣除承銷折扣及佣金以及其他發 售開支後，本公司獲得所得款項淨額合 計51.91百萬美元（「所得款項淨額」）。 董事認為，此次發售是本公司接觸尚未 開發的投資者群體並爭取在美國證券市 場佔據一席之地的一個機會。 截至本年報日期，本公司日期為2024年5 月21日及2024年5月28日的公告中所得 款項淨額擬定用途概無發生變動。本集 團將根據本公司上述公告所載擬定用途 動用所得款項淨額。

Directors' Report
董事會報告

As of December 31, 2024, the Net Proceeds were utilized in accordance with the intended uses as follows:

截至2024年12月31日，所得款項淨額根據擬定用途的動用情況如下：

Description 描述	Percentage to the Net Proceeds 所得款項淨額百分比	Allocation of the Net Proceeds 所得款項淨額的分配 *(US$ in million)* *(百萬美元)*	Percentage of utilized amount between the date of closing of Offering to December 31, 2024 發售結束日期至2024年12月31日期間已動用金額百分比	Percentage of unutilized amount as of December 31, 2024 截至2024年12月31日尚未動用金額百分比	Expected timeline for utilizing for the unutilized Net Proceeds 未動用所得款項淨額的預期動用時間表
Strengthening its brand and expanding restaurant network globally 加強品牌及擴展全球門店網絡	70%	36.34	33%	37%	by the end of 2025 2025年年底前
Investing in supply chain management capabilities, such as building more central kitchens 投資供應鏈管理能力，例如建立更多中央廚房	10%	5.19	1%	9%	by the end of 2026 2026年年底前
Research and development to enhance digitalization and other technologies used in restaurant management 研究及開發，以提升門店管理所使用的數字化及其他技術	10%	5.19	3%	7%	by the end of 2026 2026年年底前
Working capital and other general corporate purposes 營運資金及其他一般企業用途	10%	5.19	4%	6%	by the end of 2025 2025年年底前
Total **總計**	**100%**	**51.91**	**41%**	**59%**	

年度報告
2024 Annual Report
107

108 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 AUDITOR AND AUDIT COMMITTEE The Financial Statements for the year ended December 31, 2024 have been audited by Deloitte & Touche LLP, being an “overseas auditor” under the Accounting and Financial Reporting Council Ordinance (Cap. 588 of Laws of Hong Kong) in accordance with IFRS. Deloitte & Touche LLP will retire and, being eligible, offer themselves for re-appointment. A resolution for their re-appointment as auditor of the Company will be proposed at the AGM. The Audit Committee has, together with the management and auditor of the Company, considered and reviewed the Group’s annual results for the year ended December 31, 2024, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management. The Audit Committee considers that the annual financial results for the year ended December 31, 2024 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company. EVENTS AFTER THE REPORTING PERIOD The Directors are not aware of any significant event requiring disclosure that has taken place subsequent to December 31, 2024 and up to the date of this annual report. AGM AND RECORD DATE The AGM is expected to be held by way of online meeting on Tuesday, June 24, 2025 at 11:00 a.m., Hong Kong Time (Monday, June 23, 2025, at 11:00 p.m., U.S. Eastern Time) or any adjournment thereof. A notice convening the AGM will be published and dispatched (if requested) to the Shareholders in the manner required by the Hong Kong Listing Rules and the Articles of Association in due course. The Company will separately announce the record date for the AGM in accordance with the Hong Kong Listing Rules and the Articles of Association in due course. 核數師及審計委員會 截至2024年12月31日止年度的財務報表 已由Deloitte & Touche LLP（為香港法例 第588章《會計及財務匯報局條例》下的 「境外核數師」）根據國際財務報告準則審 核。Deloitte & Touche LLP將會退任並 合資格應聘續任。有關續聘彼等為本公 司核數師的決議案將於股東週年大會上 提呈。 審計委員會連同本公司管理層及核數師 已考慮及審閱本集團截至2024年12月31 日止年度的年度業績以及本公司及本集 團採納的會計原則和慣例，並已與管理 層討論有關內部控制和財務報告事宜。 審計委員會認為截至2024年12月31日止 年度的年度財務業績符合相關的會計標 準、規則和條例，並已正式作出適當披 露。董事會和審計委員會對本公司採納 的會計處理並無分歧。 報告期後事項 董事並不知悉任何於2024年12月31日之 後及直至本年報日期發生的須予披露的 重大事件。 股東週年大會及記錄日期 預計將於香港時間2025年6月24日（星期 二）上午十一時正（美國東部時間2025年 6月23日（星期一）下午十一時正）以線上 會議的方式舉行股東週年大會或其任何 續會。一份載有召開股東週年大會的通 告將以香港上市規則及組織章程細則規 定的方式適時刊發及寄發（如有要求）予 股東。本公司將根據香港上市規則及組 織章程細則適時另行公佈股東週年大會 的記錄日期。

年 度 報 告 2024 Annual Report 109 Directors’ Report 董事會報告 CONTINUING DISCLOSURE OBLIGATION PURSUANT TO THE HONG KONG LISTING RULES As of December 31, 2024, the Directors were not aware of any circumstances giving rise to the disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. By order of the Board SHU Ping Chairlady of the Board Hong Kong, March 25, 2025 根據香港上市規則的持續披露責任 截至2024年12月31日，董事概不知悉 任何導致香港上市規則第13.20條、第 13.21條及第13.22條項下披露責任的情 況。 承董事會命 舒萍 董事會主席 香港，2025年3月25日

110 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 INTRODUCTION OF THE REPORT Super Hi believes that robust and comprehensive environmental, social, and governance (“ESG”) strategies and management are key to enhancing business resilience and creating sustainable value. Therefore, we are committed to exploring a sustained, solid way to sustainable development, while actively promoting corporate social responsibility practices as we expand our international business footprint. We are dedicated to collaborating with various partners to drive high-quality economic and social development. Organizational Scope of the Report This report covers SUPER HI INTERNATIONAL HOLDING LTD. (referred to as “Super Hi”, “the Company”, or “we/us”), and unless otherwise stated, the report covers the same scope as the annual report. Release Cycle of the Report The report covers the period from January 1, 2024 to December 31, 2024 (referred to as the “Reporting Period” or “this Year” or “This Year”). Certain content may be beyond the aforesaid period for the purpose of explanation. Basis for Preparation of the Report This report was prepared in accordance with the Environmental, Social and Governance Reporting Guide (the “Guide”) as set out in Appendix C2 to the Hong Kong Listing Rules issued by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Board of Directors (the “Board”) of the Company has considered, approved, and confirmed the content of this report and assumes full responsibility for the information reported therein. 報告說明 特海相信健全完善的環境、社會及管治 （「ESG」）策略和管理是提升企業經營韌 性和創造可持續價值的關鍵。因此，我 們努力不懈走在探索長遠穩健的可持續 發展道路上，在拓展國際業務版圖的同 時，亦活躍推動企業社會責任相關的實 踐工作，攜手各方合作夥伴共同推動經 濟社會的高質量發展。 報告組織範圍 本報告覆蓋特海国际控股有限公司（簡稱 「特海」、「本公司」或「我們」），除非另有 說明，報告覆蓋範圍與年報一致。 報告發佈週期 本報告涵蓋的時間範圍為2024年1月1日 至2024年12月31日（後稱「報告期」或 「本年度」），部分內容或因闡述需要超出 上述時間範圍。 報告編製依據 本報告依據香港聯合交易所有限公司 （「聯交所」）發佈的香港上市規則附錄 C2《環境、社會及管治報告指引》（「《指 引》」）編製。本公司的董事會（「董事 會」），已審批和確認本報告的內容，並 對本報告所匯報的內容承擔全部責任。

年 度 報 告 2024 Annual Report 111 Environmental, Social and Governance Report 環境、社會及管治報告 Reporting Principles This report was prepared in compliance with the specifications in the Guide, including “mandatory disclosure requirements” and “comply or explain” provisions. The report was prepared on the principles of materiality, quantitative, balance, and consistency. Materiality: We have identified the material environmental, social and governance factors and have disclosed in this report the processes of identification and the criteria for selecting these factors, as well as the processes of engaging with important stakeholders and identifying material topics. Quantitative: The statistical standards, methods, assumptions, and/ or calculation tools used to report emissions/energy consumption (if applicable) in this report, as well as the sources of conversion factors, are explained in the report. Balance: This report provides a fair and balanced overview, presenting the Company’s performance during the Reporting Period in an unbiased manner, avoiding the potential for inappropriate influence on reader decisions or judgments in terms of selection, omission, or reporting format. Consistency: The statistical methods used in disclosing the data in this report are consistent with the previous year. Any changes will be clearly stated in the report. Description of Data Certain financial data in the report are derived from the financial statements of FY2024. In case of discrepancies between this report and the annual report, the latter shall prevail. Other data are mainly associated with FY2024, while certain data beyond the aforesaid period are mainly from the statistics of the internal system of the Company and its subsidiaries and branches. Unless otherwise stated, the amounts in this report are denominated in USD. 報告匯報原則 本報告已遵守《指引》中「強制披露規定」 及「不遵守就解釋」的條文作出匯報，以 重要性、量化、平衡及一致性四個匯報 原則作為編製基礎。 重要性： 我們已識別重要的環境、社 會及管治因素，並於報告中 披露識別的過程及選擇這些 因素的準則，並已披露與重 要利益相關方的溝通及識別 重要性議題的過程。 量化： 本報告中有關匯報排放量╱ 能源耗用（如適用）所用的統 計標準、方法、假設及╱或 計算工具，以及轉換因素的 來源，均在報告中進行說明。 平衡： 本報告提供無偏頗的表現概 況，不偏不倚地呈報本公司 報告期內的表現，避免可能 會不恰當地影響讀者決策或 判斷的選擇、遺漏或呈報格 式。 一致性： 本報告披露數據所使用的統 計方法均與去年保持一致。 如有變更，將於報告中清楚 說明。 報告數據說明 報告中的部分財務數據來自2024財年財 務報表，如本報告與年報不一致，請以 年報為準。其他數據以2024財年為主， 部分內容超出上述範圍，主要來源於本 公司內部系統及各子分公司統計數據。 本報告所涉及貨幣金額以美元作為計量 幣種，特別說明除外。

112 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Language of the Report This report is published in both traditional Chinese and English. In case of any discrepancy, the traditional Chinese version shall prevail. SUSTAINABLE DEVELOPMENT AND GOVERNANCE Board Statement Super Hi recognizes the importance of sustainable governance for our long-term business development, and therefore, ESG issues are essential management responsibilities for the Board. The primary responsibilities of the Board include formulating, approving, and reviewing the Company’s ESG vision, policies, and goals. It conducts at least annual assessment and determination of ESG-related risks and oversees and guides the Company’s ESG risk mitigation plans and management practices. The Board is also responsible for reviewing existing strategies, targets, and internal controls, continuously monitoring the implementation and effectiveness of our ESG policies. In accordance with applicable laws, regulations, and policies, the Board oversees and controls ESG-related issues, establishes annual ESG work targets, and implements improvements when necessary. In addition, we have established an ESG Working Group responsible for assessing ESG issues in our business, effectively managing and implementing our ESG policies. The Working Group is primarily responsible for executing our ESG policies, targets, and strategies, conducting materiality assessments on environmental, climate, and social issues, evaluating how to adjust our business in response to climate change, and collecting ESG data from relevant stakeholders. To continuously monitor our ESG performance, we review the results of materiality issues annually to confirm the suitability of the identified issues and ensure our strategies effectively respond to the expectations of a wide range of stakeholders regarding our sustainable development. In the future, we also plan to review our ESG-related targets and make appropriate adjustments as needed. 報告語言 本報告以繁體中文和英文兩個語言版本 發佈，如有歧義，請以繁體中文版本為 準。 可持續發展管治 董事會聲明 特海深明可持續管治對於我們的長期業 務發展至關重要，因此ESG事宜為董 事會不可忽視的管理工作。董事會的主 要職責包括制定、審批和審查本公司的 ESG願景、政策和目標，至少每年一次 評估及確定ESG相關風險，並監督和指 導本公司的ESG風險緩解計劃和管理辦 法。董事會亦負責審查現有的策略、目 標和內部控制，持續監控我們ESG政策 的實施及其有效性。根據適用的法律、 法規和政策，監督及控制ESG相關事宜 的工作，制定年度ESG工作目標，並在 必要時實施改進。 此外，我們已成立的ESG工作小組負責 評估我們業務的ESG事宜，妥善管理並 實踐我們的ESG政策。工作小組主要負 責執行ESG政策、目標及策略，對環 境、氣候、社會相關議題進行重要性評 估，評估如何根據氣候變化調整我們的 業務並從相關利益相關方收集ESG數 據。為持續監控我們的ESG表現，我們 每年都會審視重要性議題結果，以確認 議題適用性，並確保我們的策略能夠有 效回應廣泛利益相關方對本公司可持續 發展的期望，在未來，我們亦計劃審視 ESG相關目標並在需要時做適當調整。

年 度 報 告 2024 Annual Report 113 Environmental, Social and Governance Report 環境、社會及管治報告 Sustainability Management System By establishing and continuously improving Super Hi’s ESG management system, we aim to achieve internal collaboration, implement communication mechanisms with stakeholders, and ensure that sustainable development is incorporated into every aspect of our daily operations. The Board is responsible for reviewing, evaluating, monitoring, and controlling the progress and results of ESG initiatives, as well as setting annual ESG work targets. The management team is responsible for promoting and overseeing the execution of ESG-related work. The ESG working group, consisting of employees from the Financial Department, Office of the Board, and Quality Control Center, is responsible for implementing and monitoring the progress of ESG policies, assessing risks, holding regular meetings, reporting on the Company’s ESG performance and the effectiveness of ESG systems to the Board and management team, and providing recommendations. Furthermore, the ESG working group is responsible for compiling ESG reports and continuously monitoring the implementation of measures to address ESG-related risks and responsibilities. 可持續發展管理體系 通過建立並不斷完善特海的ESG管理體 系，我們以實現內部的各級協作，落實 利益相關方的溝通機制，確保將可持續 發展工作融入日常運營的每個環節。董 事會負責檢討、評估、監督和把控ESG 工作的進度及結果，並制定年度ESG工 作目標；管理層則負責推進並監督ESG 相關工作的執行；ESG工作小組由財務 部、董事會辦公室及質量控制中心的員 工組成，負責執行並監察ESG政策的實 施進度、評估風險，並定期舉行會議， 向董事會及管理團隊匯報本公司的ESG 表現以及ESG制度的有效性，並提供 建議。同時，ESG工作小組亦負責編製 ESG報告，並持續監察我們應對ESG相 關風險及責任的措施的實施情況。 Board of Directors 董事會 Management 管理層 ESG Working Group ESG工作小組 • Responsible for supervising the daily practice of ESG-related issues and implementing our ESG policies ‧ 負責監督ESG相關事 宜的日常實踐及實施 我們的ESG政策 • Responsible for implementing ESG policies, targets and strategies, and conducting materiality assessment of environmental, climatic and social risks • Consistently monitoring the implementation of our measures to address ESG-related risks and liabilities. ‧ 負責執行ESG政策、 目標及策略、對環境 相關、氣候相關、社 會相關風險進行重要 性評估 ‧ 持續監察我們應對 ESG相關風險及責任 的措施的實施情況。 • Responsible for developing, adopting and reviewing the ESG vision, policies and targets, assessing ESG risks, and supervising and directing the Company’s ESG plans in multiple jurisdictions ‧ 負責制定、採納和審 查ESG願景、政策和 目標，並評估ESG風 險，監督和指導本公 司在多個司法權區的 ESG計劃

114 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Communication with Stakeholders Super Hi recognizes that the support and trust of stakeholders are fundamental to its prosperity and development. Therefore, we maintain diverse communication channels to stay informed of the opinions and perspectives of various stakeholders and continuously improve based on their priorities of expectations. This Year, the summary of our communication with major stakeholders is as follows: 利益相關方溝通 特海知悉利益相關方的支持與信任是其 繁榮發展的基礎，因此，多元化的溝通 渠道使我們能夠及時知曉各利益相關方 的意見和看法，並根據他們期望的重點 進行持續改進。本年度，我們與主要利 益相關方溝通的概況總結如下： Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Shareholders/investors 股東╱投資者 • Long-term and stable development of the Company • 企業長期穩定發展 • Operation with integrity and transparency • 廉潔透明運營 • Timely and accurate disclosure of information • 及時準確的信息披露 • Zero risk of food safety • 食品安全零風險 Annual shareholders’ general meeting and other shareholders’ general meetings 股東週年大會與其他股東大會 Regular 定期 Interim reports and annual reports 中期報告與年報 Annually 一年一次 Announcements 公司公告 According to the Hong Kong Listing Rules, as the case may be 根據香港上市規則實際發生 為主 Corporate communications, such as letters/ communications to shareholders and meeting notices 企業通訊，如致股東信件╱通 函及會議通知 As the case may be 實際發生 Shareholder/investor conferences, roadshows, and other activities 股東╱投資者會議、路演及其 他活動 As the case may be 實際發生 Performance announcement/ performance press conference 業績公布╱業績發佈會 Regular 定期 Dedicated email for investor relations and hotline 投資者關係專用郵箱及熱線電話 Open anytime 隨時開放 Feedback on the Company’s official website 公司官網反饋 Open anytime 隨時開放 Websites of Stock Exchange/ United States Securities and Exchange Commission (SEC)/ the Company 聯交所╱美國證券交易委員 會╱公司網站 Irregular information disclosure 不定期公佈信息 Regular information disclosure 定期信息披露 Regular 定期

年 度 報 告 2024 Annual Report 115 Environmental, Social and Governance Report 環境、社會及管治報告 Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Government/regulators 政府╱監管機構 • Operation with compliance • 合規運營 • Strict internal control and risk management • 嚴格的內部控制和風險 管理 • Timely and accurate disclosure of information • 及時準確的信息披露 • Responsible public company image • 負責任的公眾公司形象 • Fostering economic development • 促進經濟發展 • Exemplary contribution to the society • 突出社會貢獻 • Safe operation • 安全運營 Regular information reporting 定期信息報送 Regular 定期 Conferences/symposiums 會議╱研討會 Irregular 不定期 Daily communication 日常溝通 Irregular 不定期 Special check/inspection 特別查詢╱檢查 Regular 定期 File issuance and submission/ on-site guidance 文件下發與遞交╱現場指導 Irregular 不定期 Compliance Reports 合規報告 Regular delivery 定期發送 Consumers 消費者 • Food safety • 食品安全 • Quality service experience • 優質服務體驗 • Nutritious and healthy food • 營養健康的食品 • Diversified high-quality products • 多元高質產品 • Personal privacy protection • 個人隱私保護 • Value-added services • 增值服務 Customer satisfaction survey and feedback form 客戶滿意度調查和意見表 Irregular 不定期 Customer service center and hotline 客戶服務中心和熱線 Open anytime 隨時開放 Service complaints and responses 服務投訴與回應 Respond within 24 hours 24小時內回應 Communication regarding service of restaurants 餐廳服務溝通 Regular 定期

116 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Employees 員工 • Rights and interests protection of employees • 保障員工權益 • Occupational health and safety • 職業健康及安全 • Improving the remuneration and benefits of employees • 改善員工薪酬福利 • Equal employment opportunity • 平等就業機會 • Training and development • 培訓與發展 Employee opinion surveys/ channels for employees to express opinions (forms, suggestion boxes, etc.) 員工意見調查╱員工表達意見 的渠道（表格，意見箱等） Irregular/channels: employee service center and email or hotline 不定期╱渠道：員工服務 中心以及郵箱或者電話 Labor contracts 勞動合同 Regular 定期 Employee service center 員工服務中心 Always open 一直開通狀態 Employee communication meetings 員工溝通大會 Regular, weekly 定期、一週一次 Workflow and system formulation method 流程制度制定辦法 Regular update and revision 定期更新以及修改 Suppliers/partners 供應商╱合作夥伴 • Building long-term business relationships • 建立長期業務關係 • Fair procurement policy • 公平採購 • Fulfilment of promises • 誠信履約 • Collaborating to achieve a win-win situation • 合作共贏 Regular supplier meetings 定期供應商會議 Regular 定期 Supplier/contractor assessment system 供應商╱承辦商評估制度 Regular update 定期刷新 On-site inspection 實地視察 Irregular 不定期

年 度 報 告 2024 Annual Report 117 Environmental, Social and Governance Report 環境、社會及管治報告 Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Environmental groups 環保團體 • Adhering to green operation • 堅持綠色運營 • Advocacy of environmental protection ideas • 倡導環保理念 Environmental information disclosure 環境信息披露 Regular, ESG report disclosure 定期，ESG報告披露 Communities/the public 社區╱公眾 • Organizing activities for community charity • 開展社會公益 • Promoting community harmony • 促進和諧發展 Information disclosure 信息披露 Regular 定期 Participation in charitable activities 參與公益活動 Irregular 不定期 Media 傳媒 • Environmental and social responsibility • 環境社會責任 Senior management interview 高級管理人員訪問 Irregular 不定期 Performance announcement 業績公布 Regular 定期

118 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Analysis of Material Issues To establish the significant scope of our ESG practices and disclosures, identify issues closely related to our business, and understand stakeholder expectations, we conducted a materiality assessment. The specific process of identifying materiality issues is as follows: 重要性議題分析 為確立本公司ESG實踐及披露的重大範 圍，識別與我們業務密切關聯的議題， 並了解利益相關方對我們的期望，我們 進行了重要性評估。具體的重要性議題 識別過程如下： 1. Identifying the material issues database 1. 識別重要性議題庫 With reference to the disclosure obligations covered in the Guide and the Sustainability Accounting Standards Board (SASB), as well as the Morgan Stanley Capital International (MSCI) Materiality Map, we have identified a series of material issues, which cover five areas: product responsibility, operation and governance, employment and labor practices, environment, and communities. In the form of online questionnaire, we invited stakeholders to rate the materiality of each issue to themselves and the Company’s business. We conducted evaluation and analysis on the results collected, and formed an ESG materiality matrix after screening and ranking. 我們參考《指引》所涵蓋的披露責任，並參考永續會計準則委員會（Sustainability Accounting Standards Board, SASB），以及摩根士丹利資本國際（Morgan Stanley Capital International, MSCI）重要性議題庫，釐 定一系列重要議題，涵蓋產品責任、營運及管治、僱傭及勞動常規、環境、社區5個範疇。以線上問卷的形式， 我們邀請就各議題對他們及本公司業務的重要性作出評分，收集意見後進行評估分析，排序形成ESG重要性議 題矩陣。 2. Questionnaire survey 2. 問卷調查 We invited internal and external stakeholders to participate in an online questionnaire. Internal stakeholders include directors and senior management, while external stakeholders include suppliers and partners, experts, players in the same industry, employees, government and regulators, consumers, community and the public, shareholders/investors, and other groups. 我們邀請了內部及外部利益相關方參與在線問卷調查。內部利益相關方包括董事、高級管理層，外部利益相關方 包括供應商及合作夥伴、專家、同業、員工、政府及監管機構、消費者、社區及公眾、股東╱投資者、及其他團 體。 3. Analysis of material issues 3. 重要性議題分析 We analyzed the materiality of each issue based on its “materiality to Super Hi” and “materiality to stakeholders”, and formulated a materiality matrix, to summarize the analysis results. 我們根據「對特海的重要性」及「對利益相關方的重要性」分析各議題的重要性，並繪製重要性議題矩陣，歸納 分析結果。

年 度 報 告 2024 Annual Report 119 Environmental, Social and Governance Report 環境、社會及管治報告 Through the materiality assessment, we identified 25 ESG material issues, including 8 highly material issues, 11 moderately material issues, and 6 generally material issues. As there have been no significant changes to our scope of business this Year, we have maintained the materiality assessment results from the previous year. The Board has reviewed and confirmed the results of the materiality analysis and its suitability for this Year. The analysis results of material issues are as follows: 透過重要性評估，我們識別了25個ESG 重要性議題，包括8個高度重要議題，11 個中度重要議題，6個一般重要議題。由 於本年度業務範圍沒有重大變化，我們 沿用去年度的重要性評估結果。董事會 已審視並確認了重要性議題分析結果及 本年度適用性。重要性議題分析結果如 下： Super Hi ESG Materiality Matrix for 2024 特海2024年ESG重要性議題矩陣 Materiality to Super Hi 對特海的重要性 Materiality to Stakeholders 對利益相關方的重要性 Food safety 食品安全 Food quality 餐品品質 Equal employment 平等僱傭 Occupational health and safety 職業健康和安全 Employees' salaries and benefits 員工薪酬福利 Responsible marketing 負責任營銷 Environment and natural resources 環境及天然資源 Food loss 食物損耗 Care for employees 員工關愛 Smart operation 智慧化運營 Procurement of environmentally friendly materials 環保物料採購 Combat climate change 應對氣候變化 Environmental welfare practice 踐行環保公益 Community construction 社區建設 Waste management 廢棄物管理 Product diversification 產品多元化 Anti-corruption training 反貪污培訓 Management of supply chain risk 供應鏈風險管理 Dining environment 就餐環境 Corporate governance 公司治理 Open and fair procurement 公開公平採購 Protection of employees’ rights and interests 員工權益保護 Employee training and development 員工培訓和發展 low 低 High 高 High 高 Product development and innovation 產品研發與創新 Nutrition and health 營養與健康 1 2 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 23 24 25 22 3 4 1 2 3 4 5 7 8 9 10 12 13 14 15 17 18 19 20 22 23 24 25 6 11 16 21

120 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We have responded to the highly material issues of stakeholders in the report, and the corresponding chapters are as follows: 我們已在報告內對利益相關方高度重要 的議題做出了回應，報告對應章節如下： Highly Material Issue Corresponding Chapter 高度重要議題 對應章節 Food safety 1.1 Safeguarding Food Safety and Quality 食品安全 1.1 嚴守食安質量 Food quality 1.1 Safeguarding Food Safety and Quality 餐品品質 1.1 嚴守食安質量 Anti-corruption training 3.1 Compliant and Stable Operation 反貪污培訓 3.1 合規穩健經營 Occupational health and safety 4.3 Occupational Health and Safety 職業健康和安全 4.3 職業健康安全 Protection of employees’ rights and interests 4.1 Equal and Compliant Employment 員工權益保護 4.1 平等合規僱傭 Corporate governance 3.1 Compliant and Stable Operation 公司治理 3.1 合規穩健經營 Management of supply chain risk 3.2 Sustainable Supply Chain 供應鏈風險管理 3.2 可持續供應鏈 Employee training and development 4.2 Empowering Career Development for Talents 員工培訓和發展 4.2 賦能人才成長

年 度 報 告 2024 Annual Report 121 Environmental, Social and Governance Report 環境、社會及管治報告 1. PRIORITY ON QUALITY AND BUILDING FOOD SAFETY DEFENSES 1.1. Safeguarding Food Safety and Quality Upholding our commitment to providing high-quality meals and maintaining the highest standards, food safety is a key focus and a managed aspect of our daily operations. We strictly comply with local regulations on operations, including but not limited to the US’s Federal Food, Drug, and Cosmetic Act and the Food Quality Protection Act, the Safe Food for Canadians Act and the Canadian Food Safety Regulations in Canada, Malaysia’s Food Regulations, Singapore’s Sale of Food Act and subsidiary legislation, and Australia’s Food Standards Code. In compliance with the requirements of local food safety regulations, we continuously improve food quality and safety, establish systematized and standardized food safety management systems, and ensure customers can enjoy healthy, safe, and nutritious meals. 1. 品質優先，築牢食安防線 1.1. 嚴守食安質量 秉持着我們一貫以品質立身、 矢志為顧客供應高質量餐品的 態度，食品安全是我們在日常 運營中重點關注和管理的事 項。我們嚴格遵守各運營市場 地的法規，包括但不限於美 國的《聯邦食品藥品和化妝品 法》、《食品質量保護法》，加 拿大的《食品安全法案》、《食 品安全條例》，馬來西亞的《食 品法規》，新加坡的《食品銷售 法案》及附屬條例，澳大利亞 的《食品條例》等。根據各地 食品安全法規的要求，我們持 續提高食品質量和安全性，構 建系統化、標準化的食品安全 管理體系，確保顧客能夠享受 到健康、安全且富含營養的餐 品。

122 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Improving the food safety framework It is crucial to establish a comprehensive food safety management framework for the daily operations of our restaurants. By implementing standardized and detailed control processes and clearly defining the responsibilities of each position, our goal is to uphold high standards and quality in food safety. We integrate food safety actions into every step of the operational process. With the expansion of our restaurants, an increase in staff, and the expansion of our supplier partner team, we actively assume responsibility and lead the entire food service system. We adhere to food safety standards from the source to the table, ensuring high standards of execution. In order to provide customers with safe and reliable food and service, we strictly control food quality and safety. Through a multi-level control system, from the restaurant level to the regional level and up to the CEO, we are committed to improving food safety management. We continuously enhance the efficiency and quality of our food safety management. The food safety management framework we have established is illustrated in the following diagram: 健全食安架構 建立完善的食品安全管理架構 對於餐廳日常的運營至關重 要，通過落實規範化、細節化 的管控流程，並明確各職級的 工作責任，我們以高標準高質 量的餐飲安全為目標，將維護 食品安全的行動融入到運營流 程的每個步驟中。隨着餐廳規 模的擴大、員工數量的增加以 及供應商夥伴團隊的擴充，我 們積極承擔起責任，領導整個 餐飲系統，堅守從源頭到餐桌 的食品安全標準，確保高標準 的執行。為了給顧客提供放心 的食物和服務，嚴格把關食品 質量和食品安全，通過餐廳、 區域、至首席執行官的層層把 關，我們致力完善食品安全管 理工作，不斷提高食品安全管 理的效率和品質，我們建立的 食品安全管理架構如下圖所 示： CEO 首席執行官 Regional Manager 大區經理 Safety Management Department 安全管理部 Food safety officer/ safety officer 食品安全員╱安全員 Person-in-charge/ three key managers 擔當╱三大經理 Warehouse keeper 庫管員 Restaurant Manager 店經理 Restaurant Safety and Food Safety Team 餐廳安全與 食品安全小組

年 度 報 告 2024 Annual Report 123 Environmental, Social and Governance Report 環境、社會及管治報告 Management Food safety is deeply ingrained in the hearts of every member of Super Hi, and ensuring food safety is the most basic and important task for our Company. Our management diligently oversees the execution of food safety measures. Restaurant managers, as the primary individuals responsible for restaurant and food safety, are tasked with driving independent management of restaurant and food safety. They establish restaurant and food safety management teams and periodically conduct on-site inspections to verify employees’ compliance with safety and food safety standards. In cases of safety and food safety violations, appropriate disciplinary actions are taken against the responsible parties. Regional managers serve as resource providers for regional safety and food safety work. They regularly conduct inspections and evaluations and provide feedback on the management of each restaurant within their respective countries regarding safety and food safety. If any restaurant is found to have potential food safety risks, they provide guidance, intervene for corrective actions, and ensure the effectiveness of the measures implemented. Additionally, the restaurant managers drive the certification of local safety or food safety systems for the restaurants in their regions, ensuring a high level of food safety in the restaurants. To oversee the implementation of food safety systems in the restaurants, we assign the Safety Management Department to conduct evaluations. The Safety Management Department regularly provides feedback to the regional managers and CEO regarding the actual situation of restaurants’ production safety, food safety, and the implementation of various systems. They are also responsible for certifying the restaurants’ food safety and production safety management personnel, as well as providing safety training for newly appointed restaurant management. The CEO is responsible for the overall assessment and evaluation of the effectiveness of the Safety Management Department and regional safety and food safety work. 管理層 食品安全深入每個特海人的內 心，保障食品安全是本公司上 下最基礎也是最重要的任務。 我們的管理層認真監督食品安 全的執行。店經理作為餐廳安 全與食品安全的第一責任人， 主責推進餐廳安全與食品安全 自主管理，建立餐廳安全與食 品安全管理小組，並會不定期 到現場抽查員工對安全與食品 安全標準的遵守情況，依據出 現的安全與食品安全違規事項 對責任人進行懲罰。 大區經理則是區域安全與食品 安全工作中的資源保障，他們 會對所轄國家各餐廳的管理情 況定期進行安全與食品安全的 抽查、考評、及反饋，如有任 何餐廳被發現涉嫌食品安全風 險的，他們將實施輔導、介入 整改、並落實效果，同時，店 經理亦會推動所轄區域餐廳獲 得當地的安全或食品安全體系 認證，確保餐廳在食品安全方 面維持高水平。為監督餐廳有 關食品安全制度落實的情況， 我們委派安全管理部負責作出 考評，而有關餐廳生產安全、 食品安全實情及各項制度的實 行現況，安全管理部亦會定期 向大區經理及首席執行官反 饋，並負責認證餐廳食品安 全、生產安全管理人員以及新 餐廳管理層的安全培訓。首席 執行官則負責總體評估和考核 安全管理部及各區域安全與食 品安全工作效果。

Environmental, Social and Governance Report
環境、社會及管治報告

Restaurant level

We have a designated position for a food safety officer to ensure the implementation of food safety practices within the restaurants. As the supervisor for restaurant safety and food safety, the food safety officer is responsible for monitoring and evaluating the compliance of restaurant staff with safety and food safety protocols. The food safety officer is not only responsible for conducting various daily, weekly, and monthly inspections related to restaurant safety and food safety but also guides employees in adhering to the Company's food safety management systems, continuously improving the level of food safety in the restaurants. The person in charge and three key managers are responsible for supervising and managing food safety, as well as rectifying any food safety hazards. The warehouse keepers are responsible for carrying out self-inspections and self-checks of ingredients and supplies stored in the warehouse, as well as monitoring and managing measures to prevent mold and spoilage.

We have implemented a rigorous onboarding and audit mechanism for employees in food safety-related positions. Firstly, relevant employees are required to complete training and certification on food safety knowledge applicable to various positions in the restaurant. This ensures that they have sufficient theoretical knowledge of food safety-related laws, regulations, and the Company's standards. Secondly, employees who have completed the training and certification will undergo a food safety officer assessment. The assessment covers 10 courses, including the work processes of food safety officers, emergency response plans for restaurant food safety incidents, and warehouse management skills. Only those who pass all the courses can obtain the position certificate and become reserve food safety officers. Subsequently, the restaurant managers will conduct on-site food safety assessments for a minimum of 1 month. Only employees who pass this assessment can be officially appointed as food safety officers. By implementing this audit mechanism, we ensure that food safety officers possess sufficient theoretical knowledge and practical skills. They act as the final checkpoint in the food production chain, ensuring that food safety measures in the restaurant are carried out in an orderly manner.

餐廳層面

我們設有食品安全員崗位，以落實餐廳內的食品安全工作。作為餐廳安全和食品安全監督人，食品安全員負責監督、考評餐廳員工安全與食品安全工作遵守情況。食品安全管理員不但負責完成餐廳安全與食品安全每日、每週、每月的各種檢查事項，亦會指導員工遵循公司各項食品安全管理制度，持續提升餐廳食品安全水平。而擔當及三大經理則負責食品安全監督管理工作，並對食品安全隱患問題進行整改；至於食材、用品在庫房存儲時的自檢、自查及防霉變質的監督管理工作則由庫管員負責。

我們對食品安全相關崗位的員工設有嚴格的上崗審核機制。首先，相關員工需要完成餐廳各個崗位的食品安全應知應會內容培訓並獲得認證，以確保他們對食品安全相關法律法規和公司食品安全標準具備充分理論知識。其次，通過培訓及認證的員工將進行食品安全員考核，考核的內容包括食品安全員工作流程、餐廳食品安全突發應急預案、庫管工作技巧等10個課程，全部通過後方可取得崗位證書，成為後備食品安全員。此後，店經理仍需要進行至少1個月的現場食品安全工作考核，只有通過該考核後的員工才能獲正式任命為食品安全員。通過執行這套審核機制，我們確保食品安全員在理論和實操均具備充分的能力，在餐品出品鏈的最後一環嚴格把關，保證餐廳食品安全工作有序開展。

124 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

In addition, we have established food safety systems across various operational areas. These systems comprehensively regulate food safety at every critical point of the restaurants' operations, including food processing, food additive management, online food ordering and delivery services, food sampling, hygiene management, pest control, and emergency response plans for food safety incidents. This fosters a food safety culture that permeates the entire operational value chain. This Year, our UAE stores have obtained Hazard Analysis and Critical Control Points (HACCP) system certification. A total of 9 restaurants and 1 central kitchen have obtained HACCP certification. This further recognizes our outstanding food safety work.

此外我們就多個營運範疇建立食品安全制度，全方位規範餐廳營運流程每一個關鍵節點的食品安全，包括食品加工、食品添加劑管理、網絡訂餐配送服務、食品留樣、衛生管理、蟲鼠害控制管理、食品安全事故應急處置方案等，於整個營運價值鏈貫徹食品安全文化。本年度，我們阿聯酋門店獲得了危害分析和關鍵控制點(Hazard Analysis and Critical Control Points,「HACCP」)體系認證，累積共有9家餐廳及1家中央廚房獲得HACCP體系認證，進一步認可了我們卓越的食品安全工作。

On the supply chain level, we have developed food safety management processes specifically for suppliers, aiming to ensure that the products provided by suppliers comply with overseas legal requirements and food safety standards, further enhancing our food safety. We require suppliers to provide HACCP plans, process flow charts, certificates confirming compliance with overseas legal requirements, product specifications, reports on pesticide and veterinary medicine management for agricultural products, and other relevant documents. Additionally, we have established Supplier Food Safety Audit Standards, which clearly outline the evaluation criteria for assessing suppliers' food safety and quality. In addition to reviewing their system documents, we also conduct on-site audits to rigorously control food safety and quality at all stages of the supply chain.

而供應鏈層面上，通過制定針對供應商的食品安全管理流程，我們旨在確保供應商提供的產品符合海外法律法規食品安全標準及要求，以進一步保障我們的食品安全。我們要求供應商提供產品的HACCP計劃、工藝流程圖、產品符合海外法規標準要求的確認書及產品規格説明書、農副產品農藥、獸藥管理報告等。同時，我們亦設有《供應商食品安全審核規範》，明確列明針對供應商在食品安全和質量方面的評估準則。除了審核其體系文件外，我們亦會展開現場審核，嚴格控制供應鏈各環節的食品安全及質量。

年度報告
2024 Annual Report
125

126 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Food safety inspection Our Group is committed to ensuring that customers can enjoy delicious and safe meals in a worry-free, trustworthy, and hassle-free manner. Therefore, we conduct regular and random inspections of the food in our restaurants, taking a strict and cautious approach to food safety management. We require our restaurants to carry out self-inspections and daily maintenance of food safety management. By preparing a food safety checklist for restaurants, we outline the assessment criteria and key inspection points for daily, weekly, and monthly inspections. This fully ensures the integrity and effectiveness of our food safety system. In 2024, we conducted on-site inspections quarterly, totaling 1,500 inspections. During the Reporting Period, we did not have any products that required recall due to safety and health concerns. In order to continuously improve food safety standards in our restaurants, we have implemented a rewards and penalties mechanism based on the results of safety and food safety inspections. In 2024, a total of 6 restaurants received rewards, including the “Star of Super Hi” honor, as well as cash incentives. Restaurant managers who receive multiple unsatisfactory inspection results may face elimination. In the event of a major food safety incident, the Safety and Food Safety Committee will determine the appropriate actions against the responsible individuals. These actions may include, but are not limited to, probation, suspension, demotion, termination, and legal consequences, as well as bearing the related financial losses. The details of these actions will be documented in the personnel records or other appropriate records. 食品安全檢查 本集團致力於確保顧客能在安 心、放心、省心的狀態下享用 美味安全的餐食，因此，我們 會對餐廳的食品進行定期和不 定期的抽查，以嚴格謹慎的態 度對待食品安全管理。我們規 定餐廳必須開展食品安全管理 的自查和日常維護，通過編製 餐廳食品安全排查表，我們詳 細列明了每日、週、月排查的 考核標準及重點檢查點，充分 保障食品安全體系的完整性及 有效性。2024年每季度進行 現場檢查，累計1,500次。報 告期內，我們沒有因為安全與 健康理由而需要回收的產品。 為了推動餐廳在食品安全上精 益求精，我們引入獎懲機制， 根據上述的安全及食品安全檢 查結果進行獎懲。2024年度 我們共獎勵了6家餐廳，既包 括「海之星」榮譽獎勵同時也 給予現金激勵。檢查結果多次 不合格的餐廳經理則會面臨淘 汰，如果出現重大食安事故， 安全與食品安全委員會將決議 處理相關責任人，處理方式包 括但不限於留職查看或停職、 降級、開除，並且當事人需要 承擔法律責任及相關損失，記 入檔案或並處。

Environmental, Social and Governance Report
環境、社會及管治報告

Building excellence through solid quality

Providing "safe, delicious, and affordable" food for customers has always been the pursuit of Super Hi. In addition to maintaining food safety, we continuously improve the quality of our products, aiming to provide customers with consistently excellent offerings. We strictly abide by food safety laws in the countries where we operate, such as the U.S. Food Quality Protection Act and the Indonesian Government Regulation No. 28/2004 on Food Safety, Quality, and Nutrition. We have established standardized systems throughout the entire chain of food production, from procurement to serving, including but not limited to food transportation, product receiving, and handling management.

To ensure the freshness of ingredients, we have set strict acceptance standards for low-temperature preservation foods, such as fruits, fresh produce, and beverages, as well as dry goods that can be stored at room temperature. Restaurant warehouse keepers conduct strict inspections of the arrival condition and packaging labels of raw materials. We establish receiving and inventory checklists at each restaurant, regularly conduct inventory audits, and strictly eliminate any expired products. We adhere to the principle of first in, first out (FIFO) when using ingredients, ensuring that the food sold is within its shelf life. Before each shift, restaurant staff conduct inspections for any expired or spoiled ingredients from the previous day. They also perform multiple checks on the shelf life of short shelf-life products, and any expired items must be discarded. To prevent customers from contracting any food-borne illnesses, we strictly prohibit the reuse of ingredients that have already been served and guide restaurants to retain samples of daily ingredients. The Safety Management Department conducts inspections to monitor the implementation of food safety practices across all units. Rewards and penalties are carried out according to the Reward and Punishment System for Food Safety.

穩健鑄就卓越品質

為顧客提供「安全、好吃、不貴」的餐飲是特海一貫的追求。在維護食品安全的基礎上，我們亦不斷提升產品的質量，致力於為顧客提供穩定如一的出品。我們嚴格遵循各經營地國家的食品安全法律，例如美國的《食品質量保護法》、印尼的《關於食品安全品質與營養的第28/2004號政府條例》等。我們在餐品從採買到上桌的全鏈條均設立規範制度，包括但不限於食品運輸、產品接收、產品處理管理等。

為了盡可能保障食材的新鮮度，我們已為水果、生鮮類、酒水等低溫保鮮類食品及可常溫保存的乾貨類產品訂立了嚴格的驗收標準，以確保原材料的到貨狀態、包裝標籤均由餐廳庫管員進行嚴格審查。我們在各餐廳均建立收貨及入庫盤點台賬，對已入庫的產品定期盤點，嚴格杜絕任何過期產品。在物料的使用上，我們一貫採用先進先出的原則，做到先陳後新，確保出售的食品均在食品保質期限內。餐廳員工每天班前亦會為前一天剩餘物料進行過期變質檢查，並多次檢查短保餐品的保質期，一旦過期則必須廢棄處理。為預防客人染上任何食源性疾病，我們嚴禁廚房回收已上桌的食材，並指導各地餐廳對當日食材進行留樣。為監督各單位的執行情況，安全管理部亦會進行檢查，並按照《食品安全獎懲制度》執行獎懲措施。

年度報告
2024 Annual Report
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Environmental, Social and Governance Report
環境、社會及管治報告

In terms of food processing and production at the restaurants: We have established the Management Measures for Product Serving of Restaurants to regulate the storage, heating, cooling, and other principles of processed products at the restaurants. All ingredients that require storage must have product timeliness labels indicating storage conditions and expiration dates to avoid issues with expired products. We have also developed processing specifications and production guidelines for various menu items. These guidelines are tailored to specific positions and provide step-by-step instructions for food processing along with standard production references. Our aim is to ensure that all chain restaurants can consistently provide customers with high-quality and delicious meals.

在餐廳出品加工方面，我們制定《門店產品出品時效管理辦法》，以規範門店二次加工產品的貯存、加熱、冷卻等原則，需要貯存的食材均須有出品時效標籤以列出儲存條件及時效，規避產品過期問題。同時，我們亦為各種餐品分別制定了加工規範與出品指導説明書，按照對應崗位訂製作業指導。通過列明不同食品加工的步驟與工序，並提供標準出品范式參考，我們務求保障各連鎖餐廳均能為顧客提供品質穩定如一的美味餐點。

According to the Restaurant Sampling Test System and the Restaurant Product Evaluation Management Measures, we regularly check and monitor the quality of our products. The Product Management Department conducts inspections and supervises the implementation of product standards and relevant processes every 2 months. The Safety Management Department, based on the non-compliant items from the previous year's risk sampling, customizes an Annual Inspection Plan for each overseas restaurant, taking into account their specific characteristics and current situations. The plan requires restaurants to undergo third-party sampling tests for different high-risk items such as ready-to-eat products, ice, purified water, equipment, tools, utensils, etc. We also track the hygiene and health conditions of the operators. Regarding the above-mentioned inspection items, we continuously track and investigate the test results, identify the causes, and conduct quality tests, including microbiological and physicochemical indicators. If a product is found to be non-compliant, corrective actions are taken, and further sampling tests are conducted. This Year, third-party food inspections have been conducted in our restaurants in Japan, Singapore, and South Korea. In the Japan region, 23 samples were randomly tested for items such as Staphylococcus aureus and Escherichia coli. In the Vietnam region, each restaurant conducts rapid qualitative tests for pesticide residues on every batch of vegetables, with approximately 75,000 batches tested. The test results have consistently demonstrated that our food meets high-quality food safety standards.

根據《門店抽樣檢測制度》及《餐廳產品考評管理辦法》，我們定期檢查及監督產品質量。產品管理部每2個月檢查餐廳產品標準以及相關流程制度的執行情況，安全管理部則會根據上年度的風險抽檢不合格項目，針對各海外餐廳的特點及現況，定制各餐廳特有的《年度檢測計劃》，要求餐廳針對高風險即食產品、冰塊、淨化水、設備、工器具、餐用具等不同項目進行第三方抽檢，同時我們也對操作人員的衛生健康情況予以追蹤。針對以上的檢查項目我們會持續追蹤檢測結果、排查原因，質量檢測指標包括食品的微生物、理化等指標，對不合格產品進行整改並會再次抽樣複檢。本年度，日本、新加坡及韓國餐廳均已進行食物第三方檢驗，日本區域抽檢了23個樣品，針對金黃色葡萄球菌、大腸菌等項目進行檢測；而越南區域每個餐廳對每批次蔬菜均進行農殘的快速定性檢測，檢測批次約7.5萬批次，檢驗結果均顯示我們的食品具備高質量食安水平。

128 特海国际控股有限公司
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Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

Malaysia Central Kitchen
馬來西亞中央廚房

Super Hi's self-built central kitchen in Malaysia is a modern facility dedicated to providing high-quality ingredients, processing, and storage services to meet the daily needs of our restaurants in Malaysia. We strictly adhere to local food regulations and international food safety standards. The central kitchen has obtained dual certification in Good Manufacturing Practices (GMP) and Hazard Analysis and Critical Control Points (HACCP). This ensures that every step, from raw material procurement to finished product delivery, meets the standards of safety and quality. At the same time, the value of HACCP certification lies in its recognized quality and food safety management system, which can also streamline the export processes including applications, inspections, and sampling if there is a need to export products.

Under the GMP management system, we have established standardized production processes and standardized processes for pest control, equipment maintenance, personal hygiene management, allergen monitoring, waste management, and cleaning and disinfection. These standardized processes ensure that the production environment and operations are compliant with regulations and industry standards, thereby guaranteeing the quality stability of the food produced. Furthermore, the implementation of the HACCP system further strengthens our food safety management. Through scientific risk analysis and key control points, potential hazards are effectively prevented. The aim is to provide consumers with safe and trustworthy food, making us a reliable partner in the foodservice industry.

特海在馬來西亞自建的中央廚房是一家致力於提供高品質食材，加工與倉儲服務的現代化央廚，可滿足馬來西亞境內餐飲企業的日常需求。我們嚴格遵循當地食品法規及國際食品安全標準，已獲得良好生產規範(GMP)和危害分析與關鍵控制點(HACCP）雙重認證，確保從原料採購到成品出庫的每一個環節都符合安全與質量標準；同時，HACCP認證的價值在於質量食安體系管理受公認，且如果要出口產品的話，可以縮短申請／審廠／抽樣的出口流程。

在GMP管理制度下，我們建立了標準化生產流程，蟲害控制，設備維護，個人衛生管理，致敏源監控，廢棄物處理及清潔消毒等標準化流程，確保生產環境與操作規範，以保障食品的質量穩定性。同時，HACCP體系的實施進一步強化了食品安全管理，通過科學的風險分析與關鍵點控制，有效預防潛在危害。為廣大消費者提供安全安心的食品，成為餐飲行業值得信賴的合作夥伴。

年度報告
2024 Annual Report
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環境、社會及管治報告

To protect consumer rights, we have established a Food Safety Traceability and Recall/Suspension System. It strictly prohibits any non-compliant products from reaching the table and posing a threat to the health and well-being of customers. In the event of health risks, false labeling, or quality defects, immediate recalls are initiated. We conduct annual recall drills to ensure that our employees are familiar with the recall process. We also have system-level guidelines for the safe disposal of recalled food to ensure harmlessness. We place a high priority on consumer safety, and have specially developed the Guidelines on First Aid for Children with Allergies, which covers allergy symptoms, common allergens, and response measures. We require our staff to be knowledgeable about ingredients, especially when customers indicate any allergies. They are advised to double-check the ingredients of dishes to avoid providing allergenic foods (such as egg custard) to young children. The food safety officer is responsible for training the staff to be aware of allergen information and updating the training content promptly in the event of any supplier changes. This ensures the safety of our customers.

為維護消費者權益，我們已制定《食品安全可追溯及召回、停售制度》，嚴禁任何不合格產品流入餐桌，威脅客戶的身心健康。一旦發現產品存在健康風險、標籤虛假或質量瑕疵等問題，我們將立即召回，並每年進行召回演練，確保我們的員工熟知召回流程，同時制定制度規範召回食品的無害化處置。我們高度重視消費者安全，特別制定《兒童過敏急救指引》，涵蓋過敏症狀、常見過敏原及應對措施。要求服務員熟知食材，尤其在顧客表明過敏史時，仔細核對菜品成分，避免提供易致敏食品（如雞蛋羹）給低齡兒童。食品安全員負責培訓員工掌握過敏原信息，並在供應商變更時及時更新培訓內容，確保顧客安全。

1.2. Innovative and Diversified Menu Items

Innovation plays an essential role in the sustainable development of any business. Super Hi considers innovation as a driving force to enhance customer satisfaction. We regularly push for creative designs and new concepts for our dishes and menus to ensure that our customers can enjoy dining experiences that are fresh and exciting. As an international operating company, localization has always been one of our important operational strategies. We respect the food culture and taste preferences of consumers in different countries and strive to introduce products that are well received by local consumers. We conduct in-depth research on the dietary preferences and taste preferences of customers in various markets. Following the Super Hi Product Selection Process, we select products based on principles such as localization, innovation, market competitiveness, and product quality. We also conduct assessments for local product development. This enables us to introduce a variety of localized products that cater to the evolving tastes and preferences of diverse customers, receiving wide acclaim from local consumers. As of the end of 2024, we have launched new products, including hotpot soup, snacks, desserts, and beverages, for a total of over 1,000 rounds.

1.2. 創新多元餐品

創新對於一個企業的可持續發展有着不可忽視的重要性。特海堅持將創新視作提升顧客滿意度的源動力，經常對餐點和菜單的創意設計進行推成出新，以確保顧客能享受到充滿新鮮感的用餐體驗。作為在國際市場運營的企業，本地化一直是我們重要的運營策略之一。我們尊重各國消費者的餐飲文化及口味偏好，致力於推出深受當地消費者喜愛的產品。我們深入研究各市場顧客的飲食偏好及口味，依照《Super Hi選品流程》，按本土化、創新化、產品市場競爭力、產品質量等原則選品並進行產品本土化研發評估，推出多種在地化產品，藉口味多變的美味健康餐品滿足不同客人的需要，受到當地消費者廣泛好評。截至2024年年底，我們上新鍋底、小吃甜品、酒水飲料類等各款產品共超過1,000次。

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Environmental, Social and Governance Report
環境、社會及管治報告

Case 案例 Innovative BBQ Business
創新烤肉業務

To further expand our customer base, we have launched grilling and steaming options in Haidilao restaurants in some countries. This innovative project enhances the diversity of Haidilao's food offerings, demonstrates our flexibility and innovative capabilities in the catering industry and further meets the diverse needs of consumers around the world.


Hi特色烤肉系列
Premium Grill Series



為進一步擴大顧客基礎，我們在部分國家的海底撈餐廳推出烤盤以及蒸格選項。這一創新項目增強了海底撈餐品多樣性，展示我們在餐飲行業的靈活性與創新能力，進一步滿足全球不同消費者的需求。

Case 案例 Tomato Hot Pot Upgrade Project
番茄鍋升級項目

We are committed to product innovation and creative marketing. We are adept at incorporating annual trends into our marketing campaigns. In 2024, we launched the Tomato Hot Pot Upgrade Project, cleverly incorporating the Olympic Games trend. We combined the spirit of striving and the carefully selected tomato hot pot to create the theme of "Passionate Tomato, Flavored with Respect" for our marketing campaign. We created promotional videos that showcased the vibrant tomatoes and the spirit of Olympic athletes, conveying a healthy and energetic brand image. In addition, we integrated brand elements and the Olympic spirit to produce customized merchandise and designed interactive marketing activities such as package discounts and interactive games. These initiatives aimed to increase customer engagement and willingness to consume while driving restaurant performance growth. This project demonstrated our market insights and innovation capabilities, embodying our customer-centric brand philosophy.

我們始終致力於產品創新和創意營銷，善於將年度熱點融入營銷活動。2024年，我們推出番茄鍋升級項目，巧妙結合奧運會熱點，將拼搏向上的奧運精神與海底撈嚴選番茄鍋產品相融合，打造出「海底撈熱血番茄，鮮沖為敬」的主題營銷活動。我們精心製作番茄鍋推廣視頻，將活力番茄與奧運健兒的拼搏精神結合，傳遞健康、活力的品牌形象。此外，我們融合品牌元素與奧運精神製作定制周邊產品，並設計互動營銷活動，如套餐優惠和互動遊戲，提升顧客參與度和消費意願，帶動門店業績增長。此次項目展現了我們的市場洞察力和創新能力，體現了以消費者為中心的品牌理念。


鲜冲为敬!

年度報告 2024 Annual Report 131

132 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 According to our Group’s Product Launch and Removal Management Measures, we have standardized the process for introducing and removing innovative food products and clarified the responsible entities for product listing and delisting. Our employees closely monitor customer needs and report them to the restaurant managers. When there is a need for product research and development or listing in the restaurant, it can be reported to the regional managers for review. To ensure food quality, the development cycle, supplier collaboration, and food safety factors are considered for innovative food items. Prior to listing, we invite internal management, local employees, and customers to participate in taste tests according to the Super Hi Product Selection Process. The final selection is based on taste test results, product profit margins, estimated click-through rates, and analysis of similar products. Meanwhile, we also monitor product click-through rates, profit margins, and market saturation. Products with low click-through rates and profit margins, along with considerations of menu structure, are delisted according to the Super Hi Menu Management Measures, in order to ensure that the menu meets customer needs. New product risk management To standardize the risk management of new products, we conduct risk assessments according to the Super Hi New Product Risk Assessment System whenever we plan to introduce new products. The assessment includes requirements for ingredient edibility evaluation, providing product labels, and proof of local marketability. Additionally, suppliers are subject to compliance evaluations to ensure that they have the necessary licenses and appropriate qualifications. Super Hi makes consistent progress in food innovation while encouraging innovation in equipment reengineering and introduction, tool introduction, food-contact material innovation, and restaurant auxiliary equipment introduction. Throughout this process, we adhere to the risk assessment procedures outlined in the Restaurant-Related Safety and Food Safety Innovation Risk Assessment System, striving to prevent any food safety incidents and implement safe operations. 根據本集團的《產品上架及下 架管理辦法》，我們規範了創 新食品的上架及下架流程，並 明確產品上下架責任主體。我 們的員工密切留意顧客需求並 上報至店經理，當餐廳有產品 研發或上架需求時，可上報至 各大區經理審核。為確保食品 質量，創新餐品需綜合考慮研 發周期、供應商開發和食品 安全等因素，並在上市前按 《Super Hi選品流程》邀請內 部管理人員、本地員工和顧客 等參與品鑑，結合品鑑結果、 產品毛利率、預估點擊率和同 類產品分析等因素確定最終選 品。同時，我們監察的產品點 擊率、毛利率、同質化產品 等，對低點擊率、低毛利率產 品結合菜單結構按《Super Hi 菜單管理辦法》下架，確保菜 單滿足消費者需求。 新品風險管理 為了規範新品的風險管理，每 當進行新品推出規劃時，我們 會按《Super Hi新品風險評估 制度》進行風險評估，評估的 內容包括要求進行食材可食用 性評估，提供產品標籤及可在 當地區域銷售的證明材料，亦 須通過供應商合規性評估，確 保供應商具備許可證及相應經 營資質。 特海不但在食品創新上日益進 步，同時亦鼓勵設備改造及升 級、工器具引入創新、食品接 觸材料創新、餐廳輔助設備引 入創新等，過程受《餐廳涉及 安全、食品安全創新項目風 險評估制度》規範風險評估流 程，盡力避免任何食品安全事 故的發生，實施安全操作。

Environmental, Social and Governance Report
環境、社會及管治報告

Protecting intellectual property

Intellectual property is the foundation for enterprises in today's competitive market. Therefore, we firmly oppose any infringement of intellectual property to safeguard our intangible brand assets. Furthermore, we ensure that we do not infringe upon the trademarks, patents, copyrights, or other intellectual property of others. We strictly comply with intellectual property laws and regulations in each operating country, including but not limited to the Trademark Act and Patent Act in South Korea, Japan, Thailand, the United States, and Canada. Additionally, we adhere to the Copyright Act and Trademark Act in Australia, as well as the Intellectual Property Act of the UK, etc.

Super Hi actively promotes and supports employees at all levels to propose innovative ideas, and we are committed to putting these ideas into practice. To stimulate employee creativity and enhance the customer experience, we have created an internal platform for sharing innovation. Employees can publish innovative ideas on the platform that aim to improve personalized service and dining experiences. This includes sharing ideas related to restaurant decoration, ingredient storage, new food and beverage offerings, service initiatives, and marketing cases. Peer feedback and comments on the platform help optimize creativity. To protect our patented technologies, we have established the Patent Management Measures which regulate patent applications, annual fee payments, usage and licensing, infringement protection, rewards and incentives, as well as penalties for violations. This is to avoid any legal risks associated with mishandling proprietary technologies. Moreover, we have implemented the Litigation Management Regime and the Related Company Brand Marketing and Trademark Management System Regulations to regulate the handling of trademark infringements. These systems manage the ownership and all related rights and interests of trademarks, brands, and other intangible assets across the globe. Our aim is to comprehensively protect our intellectual property assets, including trademarks.

守護知識產權

知識產權是企業在當下激烈市場競爭環境下的立身之本，因此，我們堅決反對任何侵犯知識產權的行為，以維護我們無形的品牌資產，同時我們保證亦不會侵犯其他人的商標、專利、著作權或其他類型的知識產權。我們嚴格遵守各運營地有關知識產權的法律法規，包括不限於韓國、日本、泰國、美國、加拿大的《商標法》、《專利法》，澳大利亞的《版權法》、《商標法》及英國的《知識產權法案》等。

特海積極倡導並支持各級員工提出創新想法，並致力於將這些想法付諸實踐。為激發員工創造力並提升顧客體驗，我們搭建了內部創新分享平台。員工可在平台上發佈提升個性化服務和用餐體驗的創新想法，包括門店裝飾、食材存儲、全新菜品飲品、服務舉措及營銷案例等相關分享，透過同僚間的評論反饋，促進創意優化。而為保護公司專利技術，我們制定了《專利管理辦法》，規範專利申請、年費繳納、使用和許可使用、侵權保護、獎勵和報酬、及違規處罰工作，以避免對專有技術處理不當產生的法律風險。同時，我們通過《訴訟管理制度》及《關聯公司品牌營銷與商標管理制度規範》規範商標侵權處理，管理品牌在全球的商標、品牌等無形資產的所有權及全部附屬權益，全面保護商標等知識產權資產。

年度報告 2024 Annual Report 133

134 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 2. CUSTOMER FIRST, FIRST-CLASS DINING EXPERIENCE 2.1. Safeguarding Customer Rights and Interests Super Hi recognizes the importance of harmonious social relationships and is committed to minimizing negative impacts on society through responsible marketing in every aspect of our business operations. By establishing internal systems and regulations, we uphold the legitimate rights of our customers, ensuring the full protection of their personal information and data privacy. We also enhance overall restaurant operations and customer satisfaction through intelligent management. We believe that comprehensively protecting customer rights, attentively listening to and promptly addressing customer feedback, and providing excellent service and dining experiences for customers of all types are the consistent principles of Super Hi. Data privacy and information security As a practitioner of corporate social responsibility, we prioritize the protection of customer information security and data privacy. Super Hi strictly complies with consumer-related laws and regulations in regions where we operate, including but not limited to the U.S. Federal Consumer Protection Act, Canada’s Consumer Product Warranty and Liability Act and Canada Consumer Product Safety Act, the UK’s Consumer Rights Act and Consumer Protection Regulations, as well as Malaysia’s Consumer Protection Act. Information security and data privacy have always been key focuses in our management system. We strive to protect information security. 2. 客戶至上，一流用餐體驗 2.1. 客戶權益保障 特海知悉社會關係和諧的重要 性，以負責任營銷為宗旨，致 力於在企業運營的每一個環節 都致力於最小化對社會的負面 影響。通過訂立內部制度以及 規範，我們對顧客的合法權益 進行多重維護，以確保消費者 的個人信息和數據隱私受到充 份保護，並通過智能化管理提 升餐廳整體的運營效率和顧客 滿意度。我們認為，全面保障 顧客權益、認真傾聽並及時處 理顧客的訴求、為各個類型的 消費者提供卓越的服務和就餐 體驗是特海一貫的堅持。 數據隱私和信息安全 作為企業社會負責任的踐行 者，我們重視保護客戶信息安 全與數據隱私。特海嚴格遵守 各個運營地的消費者相關法 例，包括但不限於美國的《聯 邦消費者保護法》、加拿大的 《消費者產品擔保和責任法》、 《加拿大消費品安全法案》、 英國的《消費者權益法》、《消 費者保護規則》及馬來西亞的 《消費者保護法》等。特海一 如既往視客戶信息與數據隱私 為管理體系的關注核心重點之 一，竭力保障信息安全。

年 度 報 告 2024 Annual Report 135 Environmental, Social and Governance Report 環境、社會及管治報告 We always prioritize the security and privacy protection of personal information, ensuring that all personal information is properly managed and strictly protected. To achieve this, we have established a comprehensive data request application process that requires applicants to submit an application stating the background, purpose, and specific privacy information involved before obtaining sensitive data. If the application involves the personal information of customers or employees, additional annexes such as confidentiality clauses in contracts are required. We conduct a rigorous review process based on the complexity and legitimacy of the request to ensure the legality and security of data usage. Additionally, member information, as an important part of customer privacy, cannot be directly accessed or used for any commercial activities by the stores. We always uphold respect for customer privacy and ensure the security and privacy rights of personal information in all aspects through standardized processes and strict supervision. 我們始終將個人信息的安全與 隱私保護置於首位，致力於確 保所有個人信息得到妥善管理 和嚴格保護。為此，我們建立 了完善的數據需求申請流程， 要求申請人在獲取敏感數據前 提交申請書，明確說明需求背 景、使用目的及涉及的隱私信 息內容。若申請涉及顧客或員 工的個人信息，還需額外提交 合同中相關的保密條款作為附 件。我們將根據需求的複雜性 和合理性進行嚴格審批，確保 數據使用的合法性與安全性。 此外，會員信息作為顧客隱私 的重要組成部分，門店無權直 接獲取或將其用於任何商業性 活動。我們始終秉持對顧客隱 私的尊重，通過規範化的流程 和嚴格的監管，全方位保障個 人信息的安全與隱私權益。

136 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 To avoid the risk of personal privacy breaches of consumers, we place great emphasis on the security management of company data and personal information. We have implemented standardized and systematic data storage mechanisms to ensure data security and protect the legal rights and interests of the Company, partner organizations, and data subjects. Adhering to the principles of “secure storage, classification and grading, and clear responsibilities”, we have formulated the Data Storage System to regulate the security assessment process for internal data transfers, define data storage periods, propose data storage security measures, and outline data backup requirements. If we receive requests for information from third parties, our Data Provision Rules stipulate that a prior risk assessment must be conducted, and the consent of the data subject must be obtained before providing the data. We also regulate and control third-party data processing to ensure that the provision of data by the Company complies with relevant laws and regulations and protects the legal rights and interests of data subjects. Additionally, we have implemented the Information Data Classification and Grading Protection Management System, which classifies data into four levels: “public”, “internal restricted”, “confidential”, and “highly confidential” based on value, sensitivity, and impact. The level of data protection and control increases with each level, which helps prevent economic loss, brand reputation damage, and policy penalties resulting from the leakage of sensitive data. We also regularly explore information security compliance risks faced by the Group. This Year, we conducted a comprehensive assessment of network security, application security, and data compliance to identify potential risks and vulnerabilities. We have implemented a series of corrective measures, such as upgrading our email security network and updating software, to address these issues. 為規避消費者個人隱私洩漏的 風險，我們高度加強對企業數 據及個人信息的安全管理，規 範化與系統化公司的數據存儲 機制，保障數據安全，並維護 公司、合作機構及信息主體的 合法權益。秉持「安全存儲、 分類分級、職責明確」的基本 原則，我們制定了《數據存儲 制度》，規範內部數據出境的 安全評估流程、界定數據存儲 的期限、提出數據存儲安全措 施及數據備份要求。如收到第 三方提出信息請求，我們的 《數據對外提供規範》規定，數 據對外提供前須經事前風險評 估，並獲得數據主同意。我們 亦會對第三方數據處理進行監 管和管控，確保公司對外提供 數據符合法律法規規定以及保 護個人信息主體的合法權益。 同時我們亦設有《信息數據分 類分級保護管理制度》，將數 據按照價值、敏感程度、影 響等，分為「公開」、「內部受 限」、「保密」、「機密」四個級 別，數據保護管控力度按級別 依次上升，避免因敏感數據洩 露遭受經濟損失、品牌聲譽影 響和政策處罰。我們亦會定期 挖掘本集團面對的信息安全合 規風險。本年度，我們對公司 的網絡安全、應用安全和數據 合規性進行了全面評估，以識 別潛在風險和漏洞，並實行郵 箱安全網升級、軟件更新等一 系列整改措施。

年 度 報 告 2024 Annual Report 137 Environmental, Social and Governance Report 環境、社會及管治報告 Responsible advertising Our Group strictly adheres to the advertising and labeling laws in each operating country, including but not limited to the Fair Labeling and Advertising Act of South Korea, the Consumer Packaging and Labeling Act and the Canadian Code of Advertising Standards of Canada, the Advertising Law of the UK, and the Fair Packaging and Labeling Act of the U.S. This ensures that all information conveyed in our external communications is accurate, truthful, and legally compliant, helping our customers make informed purchasing decisions. According to our Overseas Brand Marketing Specifications, we have strict requirements for all marketing materials to adhere to principles of legality, compliance, and safety. Guidelines and approvals for restaurant marketing activities and delivery service marketing activities follow standardized procedures. All promotional materials require review by the Super Hi Brand Public Relations Department before release. Collaborations with other brands for marketing activities must be approved by headquarters. In the case of cross-regional or company-wide activities, approval from the CEO is necessary before implementation. Additionally, to manage our brand image on social media platforms and avoid negative risks associated with a lack of effective monitoring and oversight, we have established the Social Media Platform Management Regulations. These regulations govern employees’ expressions, statements, and actions related to company affairs on social media platforms. During the Reporting Period, we had no disputes related to advertising, labeling, or information promotion. 負責任廣告宣傳 本集團謹遵各個運營地與廣告 及標籤相關的法例，包括但不 限於韓國的《標識廣告公正化 相關的法律》、加拿大的《消 費品包裝和標籤法案》及《加 拿大廣告標準準則》、英國的 《廣告法》及美國的《公平包裝 和標籤法》等，以確保我們對 外宣傳的所有信息是準確、真 實、且合法的，從而能幫助我 們的顧客做出正確理性的消費 決策。 根據我們的《海外品牌營銷規 範》，我們嚴格要求所有營銷 內容製作均須符合合法、合 規、安全的原則，餐廳營銷活 動及外送業務營銷活動的發佈 準則及審批都需要按照規範的 流程進行，所有宣傳物料發 出前須經過Super Hi品牌公關 部審核，與其他品牌進行營銷 類的合作活動則必須經過總部 審核，而跨區域、公司層面的 活動就必須經過首席執行官審 批後進行。另外，為管理我們 在社會化媒體平台上的品牌形 象，規避因缺乏有效審核和監 管帶來的負面風險，我們亦設 《社會化媒體平台管理規定》， 規範員工在社會化媒體平台上 涉及公司事務的發言、表述及 行為。 報告期內，本公司並沒有發生 任何廣告、標籤和信息宣傳有 關的爭議。

Environmental, Social and Governance Report
環境、社會及管治報告

Listening to customer feedback

Super Hi always adheres to the principle of customer-first and actively maintains good communication with customers. As a driving force for continuous improvement, we value every complaint. The Super Hi Restaurant Customer Complaint Feedback Process Manual standardizes the process for handling customer complaints and public opinion management. The Specifications for Customer Complaint Handling specify the responsible parties and processing timelines. Complaints are categorized, organized, and periodically analyzed. By implementing the Customer Complaint Information Collection and Classification Guidelines, we standardize the classification of customer complaints and the procedures for information collection, reporting, and analysis. This effectively uncovers the value of customer complaints and helps prevent repeated similar complaints. When addressing biased issues, we promptly and properly resolve them and implement corrective measures afterward. We continuously strive to improve the quality of our services. During the Reporting Period, the Customer Service Center received a total of 184 customer letters in the feedback mailbox. Out of these, 100 were complaints. We have forwarded all customer complaints to the respective restaurants for resolution. The complaint resolution rate was 60%. The remaining 84 emails consisted of customer praise and inquiries about events.

專注聆聽客戶反饋

特海始終秉持客戶至上的原則，積極與顧客保持良好的溝通。作為推動我們持續進步的動力，我們重視每一宗投訴，《Super Hi門店客訴反饋流程手冊》已規範處理客戶投訴及輿情管理的流程，《顧客投訴處理規範》則明確了責任主體及處理時效，投訴內容會被分類整理及做定期分析。我們通過制定《顧客投訴信息收集及分類規範》規範顧客投訴的分類，信息收集、上報及分析的程序，從而有效挖掘顧客投訴價值，避免同類投訴再次發生。針對帶傾向性的問題，我們會迅速妥善解決並落實事後的整改措施，持續提升服務質量。報告期內，顧客服務中心的反饋信箱共收到184封顧客來信，其中共收到100封投訴信，我們已將所有客戶投訴傳達至對應餐廳進行解決，投訴個案解決率為60%，剩餘84封為顧客對員工的表揚信及活動諮詢。

2.2. Comfortable Dining Environment

Creating an excellent dining environment and fostering a pleasant dining experience have always been consistent requirements and standards for Super Hi since its establishment. We consistently enforce strict behavior standards for our staff, emphasizing the importance of approaching each customer with enthusiasm, professionalism, and sincerity. Our goal is to provide a welcoming service and ensure a comfortable, clean, and tidy dining environment. Additionally, we are committed to actively listening to consumer feedback and promptly addressing their needs.

2.2. 舒適用餐環境

構建卓越的用餐環境並營造愜意的用餐體驗是特海自創立以來就不變的經營要求和標準。我們始終嚴格規範員工的行為，要求所有員工須秉持熱情、專業、真誠的態度對待每一位客人，致力於提供賓至如歸的服務，以及舒適、乾淨、整潔的就餐環境。此外，我們始終認真傾聽消費者的意見，及時滿足他們的需求。

138 特海国际控股有限公司 Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Optimization of customer experience

The Group is committed to optimizing the customer experience, striving to ensure that all visitors can enjoy a pleasant and comfortable dining experience. For example, on the interface of the ordering tablets used by customers, we have added prompts regarding allergen information. This helps to ensure that the restaurant can avoid providing allergenic ingredients to customers with allergies. In countries where hot pot dining is not yet popular, we provide advice on the ideal cooking time for each hot pot ingredient and the best dipping sauce combinations. We also continuously optimize our online queueing system and manicure queueing system while providing value-added takeaway services for customers. Furthermore, to facilitate member account management, we provide reminders for member rank promotions or demotions, as well as notifications for expiring member points.

Recognizing that each operating country has its unique customs and cultural norms, we encourage our staff to have a deep understanding of the local culture and provide tailored and personalized services accordingly. For festivals that are significant in different cultural backgrounds, we organize themed events and decorate our restaurants to celebrate together with our customers.

We respect and adapt to the cultural customs and religious beliefs of the operating regions and are committed to providing services that align with local dietary habits and religious dietary preferences. Super Hi sincerely hopes that customers from diverse backgrounds, cultures, and religious beliefs can enjoy our delicious food with peace of mind. Therefore, we continuously explore the dietary habits of different groups and optimize menu and food designs to meet the needs of different customer segments.

客戶體驗優化

本集團堅持優化客戶體驗，爭取讓所有到訪的人都能體驗到愉快舒適的用餐時光，例如，在顧客使用的點餐平板電腦的界面，我們增加了有關過敏原信息的提示，從而確保餐廳能避免向過敏顧客提供易導致過敏的食材。在對火鍋用餐尚未充分普及的國家，我們亦會就每種火鍋食材的理想烹調時間和蘸料組合提供建議。我們亦持續優化線上排號系統及美甲排號系統，並為客戶提供外賣特色化增值服務。同時，為方便會員管理其賬戶，我們亦開通會員等級升降級提醒及上線會員積分到期提醒功能。

鑒於不同運營地均擁有其美麗獨特的習俗及文化規範，我們鼓勵員工深入了解當地文化，並提供恰到好處的個性化服務。針對不同文化背景下的節日，我們籌辦主題活動並將餐廳裝飾以共同慶祝。

我們尊重並適應運營地區的文化習俗和宗教信仰，致力於提供符合當地飲食習慣和宗教飲食偏好的服務。特海深盼來自不同地區、不同文化背景、不同宗教信仰的多元化顧客群體均能安心享受我們的美味餐品，因此持續深入探討各個群體的飲食習慣，優化菜單及餐品設計，以切合不同群體的需要。

年度報告
2024 Annual Report
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140 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 2024 Thanks-Giving Season Project 2024年感恩季項目 Super Hi respects and embraces the local culture and customs of the operating countries, actively joining customers in celebrating their festivals. The 2024 Thanks-Giving Season Project spanned two major holidays, Christmas and Chinese New Year. We embellished our restaurants to create a festive atmosphere and introduced various new food items, merchandise, interactive games, and social media activities that were tailored to the local customs and traditions of celebrating the holidays. During the event, we emphasized interactive experiences and marketing policies, adapting them to the local culture to ensure that customers could enjoy celebrating the holidays in a way that aligns with their cultural customs. 特海尊重並致力融入運營地當地文化習俗，積極與顧客共同慶祝他們的節日。2024年感恩季項目橫跨聖誕和 春節兩大節日，針對當地慶祝節日的習俗和風土人情，裝飾門店營造氛圍，推出各種新餐品、周邊產品、互 動遊戲及社交平台活動。活動期間，我們注重互動體驗和營銷政策，以適應當地文化，確保顧客享受到與他 們文化習俗相契合的慶祝活動。 Case 案例

年 度 報 告 2024 Annual Report 141 Environmental, Social and Governance Report 環境、社會及管治報告 Comfortable dining environment When designing our restaurants, Super Hi adopts the core design principles of “original aspiration”, “human touch”, and “elegance”, incorporating elements of luxury, elegance, refinement, and diversity. Our aim is to create a comfortable dining environment for every consumer. We have developed the Restaurant Design Standard Guidelines internally, which outline the design principles, scale standards, material applications, lighting applications, and soft furnishing configurations of stores, and include material, hardware, lighting, and other standard sample specifications to ensure that the designs and configurations of each restaurant meet the standards. Additionally, we have developed the Electrical Design Standards and HVAC Design Manual in accordance with relevant national and local design regulations and standards, providing directions and relevant parameters for the mechanical and electrical design and ventilation and air conditioning systems to build a safe and comfortable restaurant. We strive to comprehensively enhance the safety of the dining environment. 舒適用餐環境 在設計餐廳時，特海以「初 心」、「人情味」、「雅致」作為 核心的設計理念，融合華麗、 優雅、精緻、多元等設計元 素，旨在為每一位消費者打造 舒適的用餐環境。我們內部 已制定《餐廳設計標準指導手 冊》，說明餐廳的設計原則、 尺度規範、材料應用、燈光應 用及軟裝配置，並附有材料、 五金、燈具等標準樣板規範匯 總，確保各餐廳採用的設計及 配置均合乎標準。同時，我們 依照國家及地方的有關設計規 範和標準，制定《電氣設計標 準》及《暖通設計手冊》，為機 電設計及通風空調系統提供可 依據方向及相關的參數，建設 安全舒適的餐廳，全方位保障 用餐環境的安全。 Restaurant decoration 餐廳裝修

142 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Nightclub Transformation of Restaurants 夜店風改造門店 We not only provide the traditional Chinese hotpot dining experience but also actively innovate in the dining environment. Currently, we are undergoing a nightclub-style transformation. We cleverly combine hotpot culture with modern entertainment elements such as a stage, DJ booth, music, and lighting to create a multifunctional dining space that offers customers a brand new dining experience. The purpose of this transformation is to attract a wider range of customers, especially those from different cultural backgrounds, through unique restaurant space design. This will enhance our influence and attractiveness in the international market. 我們不僅提供傳統中式火鍋餐廳的用餐體驗，還積極創新用餐環境。目前，我們正在進行夜店風格改造，將 火鍋文化與現代娛樂元素如舞台、DJ台、音樂和燈光巧妙結合，創造一個多功能的用餐空間，為顧客帶來全 新的用餐感受。這次改造的目的是通過獨特的餐飲空間設計，吸引更廣泛的顧客群體，尤其是不同文化背景 的消費者，從而提升我們在國際市場上的影響力和吸引力。 Case 案例

Environmental, Social and Governance Report
環境、社會及管治報告

In response to the development of the times, we have also introduced various emerging technologies and equipment in our restaurants. For example, at our new technology experience restaurant at Marina Square in Singapore, we have introduced audio, visual, and lighting technologies to create an "immersive" dining experience. Breaking away from traditional decor styles, we use lighting technology to decorate our signboards and project light technology onto the walls, creating a restaurant that combines fashion and technology. This provides guests with a brand-new "immersive" experience. In addition to incorporating technology elements into our decor, we also introduce advanced equipment to optimize our services. We are actively experimenting with the construction of smart restaurants. For example, at our restaurant in Marina Square in Singapore, we have equipped the restaurant with automatic pot-mixing machines and pass-food robots. Through the application of new technologies, we aim to enhance the quality and efficiency of our service.

順應時代發展，我們亦在餐廳引進了各式的新興技術和設備。例如，我們在新加坡濱海廣場的新技術體驗店就引進聲光電科技，以「沉浸式」就餐新體驗為主題，擺脱以往傳統的裝修風格，以燈光科技裝修招牌，更將光科技投影至牆上，打造兼具時尚感及科技感的餐廳，為客人帶來嶄新「沉浸式」體驗。除了在裝修方面加入科技元素，我們亦引入先進設備以優化服務。我們正積極試驗建設智慧餐廳，例如在新加坡濱海廣場店配備千人千味自動配鍋底和機器送餐員，以通過應用新科技來提升服務質量和效率。



New "immersive" dining experience at Marina Square in Singapore
新加坡濱海廣場店「沉浸式」就餐新體驗

年度報告
2024 Annual Report 143

144 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Pass-food robot To reduce labor costs and enhance the customer experience in the lobby, we have introduced pass-food robots. These robots not only improve service efficiency but also significantly reduce the physical burden on restaurant staff, thereby increasing productivity. Automatic soup mixing machine To assist customers in customizing their own flavor preferences for hotpot soup, some restaurants have adopted automatic soup mixing machines. Customers can customize the level of spiciness, numbness, and saltiness according to their preferences, and the automatic soup mixing machine will accurately blend the ingredients to provide a better customer experience. 傳菜機器人 為減少人工成本並增強前廳顧 客體驗，我們引入了傳菜機器 人，不但提升服務效率，更大 大降低了餐廳員工勞動強度， 提升人工效率。 自動配鍋機 為協助顧客定制適合自己口味 的鍋底，部分餐廳採用自動配 鍋機，顧客可根據自己喜好定 制麻、辣、鮮鹹的口味，由自 動配鍋機精準調配，提供更好 的顧客體驗。 Automatic soup mixing machine 自動配鍋機

Environmental, Social and Governance Report
環境、社會及管治報告

Smart operation

To achieve smart operation, we continuously encourage technological innovation and introduce advanced equipment, implementing smart kitchens. The restaurant kitchen serves as the central production department of a restaurant, with its management directly impacting the efficiency, quality, and cost of food production. Therefore, we have customized and developed an Integrated Kitchen Management System (IKMS). We are actively experimenting with innovative smart kitchen systems to achieve more effective management of the overall kitchen operations. Currently, we have implemented the IKMS in some of our restaurants in Singapore. Acting as the central hub for the restaurant's back-of-house operations, the IKMS enables unified and information-driven management of the kitchen. The system has the following features:

智慧化運營

為實現智慧化運營，我們不斷鼓勵科技創新，引進先進設備，推行智慧廚房。餐廳廚房作為餐廳的核心生產部門，其管理好壞直接關係到菜品生產效率、質量及成本，因此我們已定制研發了綜合廚房管理系統（「IKMS系統」），積極試驗創新智慧廚房系統，以對整體廚房進行更完善的管理。目前，我們已在新加坡部分餐廳實行IKMS系統，作為餐廳後廚的中樞大腦，實現廚房信息化統一管理。系統具備以下特點：

Features **特點**	**Functions** **功用**
Intelligent integration	Uniform integration of all types of equipment for convenient management. The kitchen value-added platform, serving platform, and other equipment are uniformly integrated and managed, with their operation status subject to real-time monitoring.
智能集成	各類設備統一集成、便捷管理。後廚賦值台、上菜台等統一集成與管理，實時監控各類設備的運行狀態。
Smart production	Systematization of order management and process flow throughout production. The tablet ordering system is fully integrated with the entire operation of the dish dispenser to monitor, collect, and manage data for assignment, dish serving, and delivery.
智能生產	訂單管理系統化、生產過程流程化。點餐平板電腦訂單與出菜機的全作業流程集成，對賦值、上菜出庫等進行數據監控、收集、管理。
Intelligent warehousing	Intelligent warehouse management and precise inventory control. The system is seamlessly linked with automatic equipment to manage the inventory of dishes in real-time, including incoming and outgoing stock, to keep track of the inventory status of the store.
智能倉儲	庫存管理智能化及精準化。系統與自動化設備無縫鏈接，對菜品進行出入庫管理，實時掌握餐廳庫存狀況。
Intelligent analysis	Production data informatization and visualization. All production processes are recorded for statistical purposes, providing a data basis for the decision-making of the management.
智能分析	生產數據信息化及可視化。對生產的進行記錄和統計，給管理層提供決策數據依據。

年度報告
2024 Annual Report
145

146 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 3. INTEGRITY IN BUSINESS, CLEAN AND LAWFUL OPERATIONS 3.1. Compliant and Stable Operation Super Hi understands the close relationship between the sustainable development of the Company and sound and prudent business practices. In our daily operations and regulations, we have established clear standards for our internal risk control system and governance responsibility system. We firmly reject any form of corruption, including but not limited to business collusion and override, fraud, bribery, corruption, or money laundering. We strictly adhere to corporate and criminal laws in all jurisdictions where we operate, such as Japan’s Commercial Law, General Incorporated Associations and General Incorporated Foundations Law, Criminal Law, and others. We continuously refine our internal management systems, strengthen internal control frameworks, implement rigorous anti-corruption measures, and foster a corporate culture of integrity and transparency to fully safeguard customer rights. 3. 誠信立業，清廉守法運營 3.1. 合規穩健經營 特海深知企業的可持續發展與 良好穩健的商業實踐有着緊密 的關聯。在日常運營及監管 中，我們明確規範了本集團內 部的風險控制體系和治理責任 體系，堅決抵制任何形式的腐 敗行為，包括但不限於商業勾 結與越權、欺詐、賄賂、腐 敗、或洗錢。我們嚴格遵守各 運營地的公司法及刑法，例如 日本的《商法》、《一般社團法 人及一般財團法人相關法》、 《刑法》等，持續完善內部管理 制度，加強內控體系建設，實 施嚴格的反貪污管理，推進建 設反腐倡廉的企業文化，全面 保障客戶權益。

年 度 報 告 2024 Annual Report 147 Environmental, Social and Governance Report 環境、社會及管治報告 Rigorous and efficient internal control system We recognize that internal control management is a critical component of our operational management framework. We continuously evaluate ways to enhance risk prevention capabilities to ensure the Group’s steady and prosperous long-term development. We have established the Super Hi Internal Control Management System, adopting a “combination of centralized and specialized management” approach to strengthen and standardize our internal control mechanisms. This includes optimizing management processes, internal control evaluations, reporting disclosures, and related operations. Our internal control management system consists of the Board, Audit Committee, and Internal Audit Department, with the following framework and responsibilities at each level: 嚴謹高效內控體系 我們深知內控管理是公司運營 管理體系的關鍵部分，時刻審 視如何提高風險防範能力，確 保本集團穩健繁榮的長期發 展。我們已制定《Super Hi內 部控制管理制度》，以「歸口管 理與專業管理相結合」的方式 加強和規範本公司的內部控制 體系，包括管理流程、內控評 價、報告披露等工作。我們的 內控管理組織體系由董事會、 審計委員會和內審部所組成， 體系架構及各層級職責如下： Board of Directors Being responsible for leading internal control work, setting corporate internal control tone, principles and direction, overseeing management’s establishment, implementation and supervision of internal control systems 董事會 負責領導公司內控工作，確定公司內部控制基調、原則、方向， 負責監督管理層對內控體系的設立、實施和監督 Internal Audit Department Being responsible for organizing internal control evaluation work, and regularly reporting audit plan execution status, major audit findings, audit recommendations and action plans of the management level to the Audit Committee 內審部 負責組織內控評價工作，定期向審計委員會匯報審計計劃的執行狀態、 重大審計發現、審計建議及管理層的行動計劃等 Audit Committee Being responsible for supervising company internal control policies and procedures, ensuring the management level has established effective controls, and communicating internal control audit matters with external audit authorities 審計委員會 負責監督公司內控相關制度流程，確保管理層已建立 有效的控制，並與外部審計機構溝通內控審計相關事宜

148 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Every year, we conduct a thorough internal control evaluation. This assessment is carried out through various methods including individual interviews, surveys, focus group discussions, walk-through testing, on-site inspections, sampling, and comparative analysis. These methods allow us to collect evidence on the design and operational effectiveness of internal controls in the assessed entities. We analyze any identified internal control deficiencies to continuously review the effectiveness of our existing internal control system. In addition to the regular evaluations, we conduct extended investigations on the units or individuals related to the businesses of the external parties of Super Hi and the audited entities according to the actual needs of the audit work. We also engage external professional institutions or technical experts to support our audit activities. During the investigation process, if any internal control deficiencies are discovered, the evaluated unit is required to develop corrective action plans to ensure the sufficiency and effectiveness of the internal control system. We continuously optimize our operational processes and business models to enhance operational efficiency and effectiveness, thereby laying a solid foundation for the sustainable development of our Company. 本公司每年開展一次全面的內 控評價，通過個別訪談、調查 問卷、專題討論、穿行測試、 實地查驗、抽樣和比較分析等 方法，收集被評價單位內部控 制設計和運行有效性的證據， 分析其中存在的內部控制缺 陷，以持續審視現行內控體系 的有效性。除此之外，我們亦 會依據審計工作的實際需求， 對特海外部與被審計單位業務 有關的單位或個人開展延伸調 查，並聘請外部專業機構或專 業技術人員配合開展審計工 作。在調查過程中，如發現任 何內控缺陷，被評價單位須制 定整改方案，以確保內部控制 體系之充足性及有效性，並不 斷優化運營流程及經營模式， 提高經營效率和效果，為本公 司可持續發展打下堅實的基 礎。

年 度 報 告 2024 Annual Report 149 Environmental, Social and Governance Report 環境、社會及管治報告 Strengthening risk management and control A comprehensive and efficient risk management and control system plays a crucial role in the long-term and stable development of an enterprise. Therefore, our Group is dedicated to integrating risk management into various aspects of daily operations. We continuously enhance our ability to identify and prevent potential risks, promptly respond to discovered risks, and safeguard the interests of stakeholders. To identify and develop appropriate risk response strategies, we utilize our internal control system to timely identify and systematically analyze risks related to operational activities and the achievement of internal control objectives. We regularly conduct risk assessments to identify, analyze, and assess key risks that require focused management attention. Subsequently, we develop internal control work plans based on the results of risk assessments and management priorities. Our risk management system is based on a “three lines of defense” model. Each unit’s operational managers act as the direct risk owners, responsible for identifying, reporting, and preliminary management of daily operational risks. The Audit Committee oversees the management’s fulfillment of risk management responsibilities, examines risk management issues, and supports the Board in fulfilling its risk management duties. The Internal Audit Department is responsible for developing risk management work plans, conducting ongoing supervision of the implementation of plans, and preparing risk management reports at the group level for reporting to the Audit Committee and the Board. 完善風險管控 全面且高效的風險管控系統對 於企業長遠穩健的發展有着不 容忽視的作用。因此，本集團 致力於將風險管理工作充分融 入日常運營工作的各個環節之 中，持續強化潛在風險的識別 和防範能力，及時應對發現的 相關風險，維護利益相關方的 利益。為識別並合理制定風險 應對策略，我們藉內部管控體 系及時識別並系統分析經營活 動中與實現內部控制目標相關 的風險，並定期進行風險評 估，識別、分析與評估應重點 管理的風險，隨後再根據風險 評估結果、管理層關注點等制 定內控工作計劃。本公司的風 險管理體系以「三道防線」模 式為基礎，各單位運營管理人 員作為風險的直接責任人，負 責識別、報告及初步管理日常 營運的風險；審計委員會對管 理層履行風險管理職責的情況 進行監督，並審議風險管理事 項，為董事會履行風險管理職 能提供支持；內審部則負責制 定風險管理工作計劃，對方案 的實施進行日常監督，並編製 集團層面的風險管理報告，向 審計委員會和董事會進行匯 報。

150 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Sound corporate governance Super Hi has established a robust corporate governance structure and is committed to continually optimizing it to support sustainable internal management. During the Reporting Period, Super Hi had a total of 7 directors, of which 3 were women, representing over 40% of the board composition. Furthermore, the Board consists of 3 independent non-executive directors, accounting for over 40% of the total board members. The Company also has three board committees, including the Audit Committee, Remuneration Committee, and Nomination Committee. Each committee holds at least one or two meetings per year to carry out their duties and provide recommendations to the Board. The responsibilities of each committee are as follows: 穩健公司治理 特海構建了完善的公司治理結 構，並致力於不斷優化以支持 可持續的內部管理。報告期 內，特海共有7名董事，其中 3名為女性，佔比超四成。此 外，董事會中3名是獨立非執 行董事，比例亦佔董事會總成 員的四成多，並下設三個董事 會委員會，包括審計委員會、 薪酬委員會、提名委員會，各 委員會每年至少舉行一或兩次 會議，以執行職務並向董事會 作建議。各委員會的職責如 下： Audit Committee Be responsible for reviewing the Company’s financial information, overseeing the financial reporting system, risk management, and internal control systems 審計委員會 負責審閱本公司的財務數據及監督財務報告制度、風險管理及內部監控制度 Nomination Committee Be responsible for identifying, screening, and recommending suitable candidates for director positions, as well as monitoring and evaluating the Board’s performance appraisal processes 提名委員會 負責物色、篩選及推薦合適人選出任董事，並監察評估董事會表現的程序 Remuneration Committee Be responsible for assisting the Board in developing and implementing formal and transparent procedures for formulating remuneration policies for directors and senior management, and evaluating the performance of directors and senior management 薪酬委員會 負責協助董事會制定及執行正規而具透明度的程序以制訂有關董事及高級管理層的薪酬政 策，並評估董事及高級管理層的表現

年 度 報 告 2024 Annual Report 151 Environmental, Social and Governance Report 環境、社會及管治報告 In order to gather diverse perspectives, discuss and construct our Company’s development strategies and directions from different perspectives, we strive to accept diversified viewpoints and opinions as much as possible. Our Nomination Committee selects and appoints talented and capable persons to be officials and adheres to the relevant provisions of the Corporate Governance Code as outlined in the Hong Kong Listing Rules. The committee reviews the Board’s structure, size, and composition at least annually, and takes a number of factors into consideration to ensure the diversity of Board members, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service, and recommends the candidate to the Board for appointment, taking into account his strengths and the contribution they can make to the Board. To ensure the timeliness and effectiveness of our diversity policy, the Nomination Committee also monitors the implementation of the diversity policy and reviews and revises it as appropriate. 為了能集思廣益，從不同角度 討論並建構本公司的發展策略 和方向，我們盡可能接受多元 化的觀點和意見。我們的提名 委員會選賢任能，遵守香港 上市規則所載的《企業管治守 則》相關守則條文，至少每年 審閱董事會的架構、人數、組 成，並從多個方面考慮成員多 元化，包括但不限於性別、年 齡、文化及教育背景、種族、 專業經驗、技能、知識及服務 期限等，結合按董事人選的優 勢及其可為董事會作出的貢 獻，向董事會作出最終的委任 建議。為確保多元化政策的適 時性及有效性，提名委員會亦 會監察多元化政策的執行，並 在適當時候檢審和修訂該政 策。

152 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Anti-corruption policy In order to maintain a clean, honest, and transparent working environment and prevent money laundering, malpractice, fraud, and other illicit activities, we place a high emphasis on anti-corruption management. We strictly prohibit any acts of bribery, embezzlement, or accepting improper benefits. Violators will be subject to disciplinary measures in accordance with the Super Hi Prohibition Management Measures after an investigation by a dedicated task force established by our internal inspecting department. In cases where there is a dispute regarding the investigation results, the matter will be referred to the Adjudication Committee for resolution. If necessary, law enforcement authorities may also be engaged. We are committed to upholding the principles of integrity and conducting our operations with the highest ethical standards. We have clearly stated in the Super Hi Employee Code of Conduct that employee involvement in corrupt activities is strictly prohibited. Additionally, employees are required to sign the Integrity Practice Commitment, in which they pledge to strictly abide by the relevant laws, regulations, and the Company’s policies and regulations of the country in which we operate. They commit to serving the Company with dedication, loyalty, diligence, and a strong sense of duty. We explicitly prohibit employees in core positions and their relatives from holding any positions, holding shares, receiving commissions, or accepting referral fees from suppliers. Violators will face penalties such as supplier termination and employee dismissal. The Company reserves the right to seek damages to eliminate the risk of improper benefits being transmitted. 反貪腐政策 為了維護我們廉潔、誠信、公 開的工作氛圍，防範洗錢、舞 弊、欺詐等不正當行為，我們 高度重視反貪污管理，禁止任 何貪污、挪用公款、收受利益 的行為，違反者經內部稽查部 成立的專案組進行調查後，將 按《Super Hi禁令管理辦法》處 罰，如對調查結果有爭議，將 交由裁決委員會進行裁決，有 必要時將請求執法機關介入， 嚴格踐行廉潔運營。我們已在 《Super Hi員工守則》嚴正聲 明嚴禁員工涉及貪污等行為， 同時員工亦需要簽署《廉潔從 業承諾書》，承諾嚴格遵守營 運所在國家有關法律、法規和 公司的規章制度，以敬業忠 誠、勤勉、盡職的精神為公司 服務。我們明確禁止核心崗位 員工及其親屬在供應商處從事 任何職務、持股、獲取提成或 收取介紹費等行為。違反者將 面臨供應商清退、員工解僱等 處罰，公司保留追索損失的權 利，以杜絕利益輸送風險。

Environmental, Social and Governance Report
環境、社會及管治報告

We encourage all employees to actively report and disclose any instances of misconduct in a safe and effective manner. To facilitate this, we have established the Super Hi Internal Complaint Management Regulations, which outlines the channels and mechanisms for reporting corruption. Employees can make reports through various channels, including dedicated hotlines and email addresses provided by different management levels or the Inspecting Department. They can also report through the employee service center and the Inspecting Department's service desk on office software. Reports can cover a range of issues, including but not limited to bribery and corruption, unfair practices related to compensation, performance assessment, and employee promotions. Meanwhile, to ensure that employees are aware of the reporting channels, the Inspecting Department also distributes internal complaint reporting channel posters in the local languages of each country to all employees through the Inspecting Department's service desk. This ensures that all employees have equal rights to express their concerns and be well-informed about the reporting process.

我們鼓勵全體員工以安全有效的方式積極舉報和披露任何發現的違紀行為，特此制定的《Super Hi內部投訴管理辦法》明確了反貪污舉報的渠道及機制。員工可通過各管理層級或稽查部的舉報電話及郵箱、員工服務中心以及辦公軟件上的稽查部服務台進行舉報，舉報內容包括但不限於貪污受賄問題，及薪酬待遇、績效考評、員工晉升等方面存在的不公平現象。同時，為保障員工知曉舉報渠道，稽查部每月也會通過稽查部服務台向各國家的員工推送當地語言版本的內部投訴舉報渠道海報，確保所有員工享有平等的表達權力和知情權力。

To ensure the safety of whistleblowers and uphold compliant operations, the Company allows anonymous reporting. The department responsible for handling reports must strictly maintain the confidentiality of the whistleblower's identity and the reported content. In the event of information leakage, individuals responsible for the breach will face disciplinary actions, including probation or even termination of employment. At the same time, we have established incentive measures to actively encourage internal reporting of misconduct, ensuring a culture of integrity within Super Hi. This Year, the Inspecting Department conducted inspections of key and high-risk positions in each operating country. This was done through open channels for receiving letters, calls, and visits, as well as conducting interviews with key employees. These efforts aim to promote integrity and crack down on violations, ultimately protecting the interests of employees. During the Reporting Period, there were no concluded bribery or corruption lawsuits against the Company.

為了確保舉報人的安全並維護企業合規經營，公司允許匿名舉報，受理部門須嚴格保密舉報人身份及內容。如發生信息洩露，洩露信息者將面臨留職察看，甚至解除合同等處分。同時，我們制定了激勵措施，積極鼓勵內部舉報不當行為，以保證特海由上自下的正氣清廉。本年度，稽查部對各營業國家的關鍵性崗位、風險性崗位進行巡查，通過公開接收來信、來電、來訪，和關鍵員工開展談話，推進各區域廉潔建設，懲處違紀違法行為，保護員工利益。報告期內，公司沒有已審結的貪污訴訟案件。

年度報告 2024 Annual Report 153

154 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We are committed to nurturing a culture of anti-corruption and regularly organizing anti-corruption education initiatives to promote the values of honesty and integrity in the workplace. We promote ethical conduct through multiple channels, covering all stages of employee onboarding, employment, and promotion, including: • We introduce Prohibition learning and Internal Complaint Management Regulations training as part of our new employee induction program to help them learn more about our regulations and processes related to anti-corruption; • We organize regular training sessions that incorporate case studies to explain the Company’s prohibition policies; • We emphasize the importance of anti-corruption in daily work and include anti-corruption requirements in the Employee Code of Conduct; • We utilize online training platforms and office software to disseminate various materials, including the Employee Code of Conduct, the Inspecting Department’s Anti-Corruption Awareness Campaign, and other policies, case studies, and anti-corruption training materials; • We conduct legal knowledge lectures and provide training on recent case studies as warnings during offline meetings. Departments also conduct self-inspections of employees; • The Inspecting Department publicly posts all reviewed cases and their outcomes on the collaborative office platform after de-identifying sensitive information. This aims to educate and raise awareness among all employees. Furthermore, our Company actively organizes anti-corruption training for directors and employees. During the Reporting Period, the anti-corruption training covered a total of 325,000 attendees. 我們致力於培育反貪腐文化， 定期舉辦反貪污教育，推廣誠 信廉潔的工作理念。我們通過 多個渠道推廣廉潔從業，貫穿 員工入職、就業、晉升的全部 環節，包括： • 將培訓禁令及內部投訴 管理辦法列入新員工入 職培訓內容，讓員工更 多的了解公司有關反貪 腐的制度流程； • 組織定期培訓，結合案 例解釋公司禁令制度； • 於日常工作中反覆強調 反貪污的重要性，將反 貪污要求列於《員工行為 準則》中； • 在線上培訓平台及辦公 軟件推送《員工行為準 則》、《稽查部反腐敗宣 傳》等各種制度、涉貪案 例及反培訓材料； • 在線下會議中，對法律 知識宣講，提供近期案 例培訓警示，部門亦會 對員工進行自查； • 稽查部會對所有核查到 的案件脫敏後在協同辦 公平台公示，公示所有 核查的案件及處理結 果，對所有員工進行警 示教育宣傳。 此外，本公司持續積極地為董 事及員工組織反貪污培訓，報 告期內，公司反貪污培訓共覆 蓋325,000人次。

年 度 報 告 2024 Annual Report 155 Environmental, Social and Governance Report 環境、社會及管治報告 3.2. Sustainable Supply Chain Super Hi aims to establish an open, transparent, fair, and resilient sustainable supply chain. We adhere to high standards in supply chain management processes. Based on a foundation of cooperation and mutual benefit, we have established a comprehensive supplier management system through our internal Super Hi Supplier Management Measures. This system ensures standardized and regulated management and constraint of suppliers, with clear guidelines for the introduction of new suppliers and various processes and standards for supplier management. During the Reporting Period, the Company collaborated with a total of 1,907 suppliers. The regional distribution of suppliers is as follows: Number and percentage of suppliers by region 3.2. 可持續供應鏈 特海以建立公開透明、公平公 正、高韌性的可持續供應鏈為 目標，堅持恪守高標準的供應 鏈管理流程。我們以合作共贏 為基礎，通過內部的《Super Hi供應商管理辦法》建立完善 的供應商管理體系，統一規範 管理及約束供應商，明確新供 應商引入原則，以及各種供應 商管理的流程及標準。報告期 內，公司合作供應商總數為 1,907家，供應商地區分布如 下： 按地區劃分的供應商數目及比 例 Region Number of Suppliers 區域 供應商數量 Southeast Asia 1,177 61.7% 東南亞 East Asia 154 8.1% 東亞 North America 323 16.9% 北美 Others 253 13.3% 其他

156 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Supplier selection and admission In accordance with our principles for introducing new suppliers, we prioritize selecting locally renowned brands or global brands ranked within the top 3-5 or top 3-10. Additionally, we choose suppliers from larger wholesale markets in the operational area. Super Hi has standardized the supplier admission process, conducting comprehensive assessments and reviews of supplier qualifications. This includes on-site inspections of factory environments, verification of qualifications, and evaluation of management systems. We establish cooperative relationships with suppliers who meet the criteria of qualified qualifications, pass on-site audits, and can provide third-party independent inspection reports. Furthermore, we have established differentiated control standards for bulk food, non-food items, and fruits and vegetables. These standards ensure the freshness and quality of food ingredients throughout the supply chain. Systematization of procurement processes The Group consistently maintains strict control over supplier quality and product materials to ensure that the raw materials we procure meet our high-quality standards. We have established the Super Hi Supplier Management Measures to regulate the procurement process and guidelines, upholding our commitment to maintaining high levels of food quality. After a restaurant submits a procurement request, the regional procurement department is responsible for organizing the procurement process. For food raw materials and products that come into contact with food, as well as their suppliers, they must undergo a review and approval process by the Safety Management Department and meet the necessary requirements before procurement. After the purchased products arrive at the restaurant, they undergo mandatory inspections or acceptance tests before they can be used or stored. Any products that do not meet the acceptance criteria will be rejected or returned. 供應商篩選與准入 根據我們的新供應商引入原 則，我們盡可能優先選擇當 地知名品牌或全球品牌排名 前3-5或前3-10名的產品供應 商，並在運營餐廳當地較大的 批發市場選擇供應商。特海已 規範供應商准入流程，全面評 估及審查供應商資質，包括抽 查其工廠環境、資質證明和管 理體系等。在供應商資質合 格、現場審核合格且能夠提供 具備資質的第三方外檢報告的 前提下達成合作關係。另外， 我們亦針對大宗食品、非食品 類以及蔬果類等產品制定不同 的管控標準，以保障食材供應 的新鮮和品質。 採購流程系統化 本集團始終嚴格把控供應商質 量以及產品材料，以確保採購 的原材料皆能滿足我們的高質 量要求。我們設有《Super Hi 供應商管理辦法》，規範採購 的流程及準則，堅持始終將餐 品質量保持在高水平。餐廳提 出採購需求後，由所在區域採 購部負責組織採購。對於食品 原料及食品接觸類產品及其供 應商，採購前均須經過安全管 理部的評審並合格，採購產品 到達餐廳後經過必要的檢驗或 驗收合格後方可投入使用或入 庫儲存；無法達到驗收標準的 產品，將作拒收或退貨處理。

Environmental, Social and Governance Report
環境、社會及管治報告

Supplier performance evaluation

In order to further create a stable, responsible, and sustainable supply chain ecosystem, we conduct regular performance evaluations of our suppliers to monitor their fulfillment of contractual obligations. We have implemented a supplier classification system, where key Category A suppliers, who have significant purchase volumes, high purchase amounts, and frequent delivery frequencies, are subject to monthly comparative assessments. The core performance evaluation criteria include product arrival defect rate, arrival delivery time, service, factory inspection and cooperative degree. The performance scores determine the supplier's level, order distribution proportion, and future cooperation directions. If a supplier receives unsatisfactory evaluations for two to three consecutive evaluation cycles, we may reduce their product distribution proportion or even discontinue the partnership.

Additionally, the Company conducts random qualification audits of suppliers in each region on a quarterly basis. Furthermore, auditors from the Safety Management Department conduct non-scheduled on-site inspections of approved manufacturers. Moreover, we determine the list of suppliers subject to unannounced inspection based on product risk, procurement volume, etc. An unannounced inspection will be conducted on the production site of suppliers on the list once a year. For suppliers with excellent performance in the process of cooperation, strong willingness for long-term cooperation, or conditions of receiving aid, the Company will send professional staff to the factory for technical guidance and training, etc. When there are problems with suppliers, including external factors, quality problems, integrity problems, repeatedly higher product quotations than the market price or other suppliers' quotations in the same period, falsification, substandard, bribery of purchasers, etc., we will blacklist, suspend cooperation with or even eliminate any supplier with such problems.

供應商績效評估

為進一步打造穩定、負責任、可持續的供應鏈生態，我們會定期對供應商進行績效評估，監測他們的履約情況。我們設有供應商分級安排，供應採購量大、採購金額大送貨頻次高的重點產A類供應商須進行每月對比考核。績效評價核心項目包括產品到貨缺陷率、到貨交期、服務、審廠以及配合度，績效評分將決定其供應商級別、訂單分配比例、及後期合作方向，如供應商連續兩個至三個評價周期獲得不理想的評價，我們將減少產品分配比例甚至將其淘汰。

公司每季度亦會對片區供應商資質進行抽查，安全管理部稽核員亦會對已經引入的生產商不定期進行現場審核。另外，我們會依據產品風險、採購量等綜合因素確定需進行飛行檢查的供應商名錄，每年對需飛行檢查的供應商進行一次生產現場的飛行檢查。對於合作過程中表現優秀、長期合作意願強烈、或具備扶持條件的供應商，公司會選擇給予技術指導、專業人員駐廠指導培訓等擇優幫扶。一旦發現供應商存在問題，包括外界因素、質量問題、誠信問題、產品報價屢次高於同期市場價格或其他供應商報價、弄虛作假、以次充好、賄賂採購員等，我們則會將有問題的供應商列入黑名單、停用，甚至淘汰。

年度報告
2024 Annual Report 157

158 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Supply chain risk management Our Group fully integrates ESG principles and sustainable development requirements into our supplier management and procurement processes. We comprehensively identify and manage environmental and social risks at various stages of the supply chain. Our comprehensive and robust supply chain management system plays an important role in reducing environmental and social risks and establishing a solid foundation for Super Hi’s long-term development. When selecting suppliers, we consider their overall capabilities and financial conditions. Suppliers must possess complete and qualified credentials and comply with local certification systems and regulatory requirements. Additionally, we place importance on suppliers’ social responsibility and reputation. As one of the criteria for supplier admission review, we conduct research and inquiries through website searches, industry consultations, and other methods to preferentially select enterprises with good business conditions and reputations. This allows us to minimize supply chain risks and maintain business stability and resilience. 供應鏈風險管理 本集團將ESG理念和可持續發 展要求充分融入我們的供應商 管理和採購全過程中，全面識 別並管理供應鏈各環節的環境 和社會風險，我們全面且穩健 的供應鏈管理體系在降低供應 鏈環境和社會風險中發揮着重 要的作用，為特海的長遠發展 奠定堅實的基礎。在選擇供應 商時，我們會考慮供應商綜合 實力及經濟狀況，供應商須具 備齊全、合格的資質證件，符 合當地索證制度及法規要求。 此外，供應商的社會責任及信 譽度亦受到重視，作為供應商 准入審核的標準之一，我們會 通過網站查詢、同行業諮詢等 方式進行調研了解，首選經營 狀況及信譽良好的企業，以盡 可能降低供應鏈風險，維持業 務的穩定性和韌性。

Environmental, Social and Governance Report
環境、社會及管治報告

During on-site inspections of supplier factories, social responsibility and factory environment are among the areas inspected. For example, during factory inspections, we check for the use of child labor or wage arrears. We also assess whether the factory's wastewater, exhaust emissions, and waste disposal practices comply with certified and regulated emission standards and have undergone proper treatment. The factory must provide records, such as water quality tests, as evidence. The factory must not have any major non-compliance issues exposed by government departments in the past year, including cases reported by the media or non-compliance in government inspections. It should also not be listed in the abnormal operation list or the list of seriously illegal and dishonest enterprises. Through these inspections, we are committed to reducing and mitigating potential environmental and social risks in the supply chain. We emphasize the compliance of business cooperation and require suppliers around the world to sign a First Visit Letter and an Integrity Commitment to strictly prohibit any form of bribery, use of power for personal gains, and unfair competition in the process of supply chain management. To create a responsible supply chain, during the cooperation, we will also supervise suppliers and strictly prohibit them from violating the laws and regulations of the local countries during the production process; in addition, for the purpose of mitigating supply chain risks, we consider solving a single supplier issue as one of the replacement principles for replacing suppliers and materials, thereby avoiding over-reliance on any single supplier, and maximize multi-source procurement strategies.

當我們進行供應商工廠現場檢查時，社會責任及工廠環境均是檢查項目。例如，我們會檢查工廠有否有使用童工或拖欠工資的現象；工廠排放的廢水、廢氣、廢渣等排污行為是否已符合持證排污、按證排污的原則經過處理，工廠亦須提供水質檢測等紀錄作證明；工廠近1年亦不得有被政府部門曝光的重大不合格事，包括媒體曝光和政府抽檢不合格的情況，或被列入經營異常名錄及嚴重違法失信企業名單。通過這一系列檢查，我們致力降低及規避潛在的供應鏈環境及社會風險。我們強調業務合作的合規性，要求各地供應商簽署《首次拜訪函》及《廉潔承諾書》，嚴禁在供應鏈管理過程中發生任何形式的賄賂、以權謀私、及不正當競爭。為打造負責任的供應鏈，我們在合作期間亦會監督供應商，嚴禁其在生產經營過程中違反當地國家的法律法規。另外，為分散供應鏈風險，我們將解決單一供應商問題納入為更換供應商及物料的更換原則之一，避免過度依賴任何單一供應商，盡量採取多源頭的採購策略。

年度報告
2024 Annual Report
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160 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 4. NURTURING TALENT TO DRIVE BUSINESS GROWTH, EMPOWERING WORKFORCE DEVELOPMENT 4.1. Equal and Compliant Employment We recognize that a professional and united workforce is not only the cornerstone of sustainable corporate development but also a valuable resource and asset for maintaining core competence. Super Hi upholds the value of “changing destiny with both hands”, focusing on cultivating exceptional talent characterized by integrity, innovation, humility, diligence, passion, kindness, and a strong sense of responsibility. The Group adheres to fair and compliant recruitment policies, committed to providing diverse and equal employment opportunities while safeguarding employees’ legal rights. We strictly comply with labor laws in all operating regions, including but not limited to the Labor Standards Act and Basic Law of Labor and Welfare in Korea, the Labor Relations Adjustment Act and Labor Standards Law in Japan, the Labor Code and Labor Act in Vietnam, the Employment Relations Act in New Zealand, the Employment Act in Malaysia and Singapore; the Fair Work Act in Australia, and the Manpower Law in Indonesia. 4. 育才興企，助力人才發展 4.1. 平等合規僱傭 我們明白擁有一支專業且團結 的員工隊伍不僅是企業可持續 發展的基石，更是企業得以維 持核心競爭力的珍貴資源和 財富。特海倡導「雙手改變命 運」的價值觀，專注於培養兼 具誠信、創新、謙虛、勤奮、 激情、與人為善、並具責任感 的卓越品質人才。本集團秉持 公正合規的招聘政策，堅持提 供多元、平等的僱傭機會，全 面維護員工的合法權益，嚴格 遵守各營運地的法律，包括但 不限於韓國的《勞動基準法》、 《勞動福祉基本法》；日本的 《勞動關係調整法》、《勞動基 準法》；越南的《勞動法》、《勞 動法令》；新西蘭的《就業關係 法》；馬來西亞及新加坡的《僱 傭法令》；澳大利亞的《公平工 作法》及印度尼西亞的《人力 法》等相關法律法規。

Environmental, Social and Governance Report
環境、社會及管治報告

In accordance with the laws and regulations of each operating region, we have established the Employee Handbook, which standardizes hiring policies, leave entitlements, attendance systems, working hours, and overtime compensation. In order to manage matters such as unusual changes, resignation, dismissal, and transfer-positions of employees at all levels of the Company legally, we have formulated the Employee Onboarding, Unusual Changes and Resignation Procedures, which specified the procedures, approval, and handling process of employee onboarding, unusual changes and resignation. For departing employees, we provide a Resignation Handover Checklist to ensure proper item returns, final salary settlements, social insurance deductions, and exit interviews to protect both employee and company interests. Additionally, we have set Compensation Management Methods to govern adjustments on salary, performance bonuses, and profit-sharing across all departments within Super Hi.

根據各運營地的法例法規，我們制定了《員工手冊》，規範聘請制度、假期、考勤制度，訂明工作時間及加班補貼的安排。為合規管理公司各層級員工異動、離職、開除、調崗等事宜，我們制定了《員工入職、異動、離職管理辦法》，明確說明入職、異動及離職的手續、審批及處理流程。針對離職員工，我們列出《員工離職申請交接單》，列出需交接的物品，亦會與員工核算離職薪資、溝通社保扣款情況，並了解其離職，保障離職員工及公司的利益。另外我們亦設有《薪酬管理辦法》，管理Super Hi公司各個部門，涉及薪資、績效獎金、分紅等調整。

Our Super Hi Benefits System outlines comprehensive welfare subsidies for full-time employees, with localized adjustments made according to regional labor standards and operational characteristics. Part-time employees also enjoy multiple benefits, including employee dining discounts at all company restaurants. Some overseas locations further provide birthday privileges and seniority-based rewards. We firmly believe that dedication deserves fair recognition. Committed to fostering an equitable and transparent workplace, we have established robust incentive policies and promotion mechanisms. Through human-based management practices, we empower employee development to collectively build a prosperous future.

我們的《Super Hi福利制度》列明全職員工享受的各種福利補貼，各運營地會根據當地勞動標準及特點進行福利調整，而兼職員工亦享有多種福利，所有兼職工在餐廳就餐均可享用員工折扣，部份海外餐廳更設有員工生日款福利及享受員工工齡福利。我們堅信努力工作必有回報，致力於營造公平、透明的工作環境，建立激勵政策和晉升機制，並採用人性化管理，支持員工發展，共同創造美好未來。

年度報告 2024 Annual Report 161

162 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Compliance employment system Super Hi fully safeguards all legitimate rights and interests of employees. Internally, we have established the Internal Recruitment System of Super Hi International Holding Ltd. to refine our employee recruitment system and standardize hiring processes, thereby enhancing transparency and fairness at every stage. This provides institutional safeguards for equal employment opportunities while clearly defining employee rights and obligations. Through independent talent recruitment in each restaurant, we are able to eliminate discrimination based on gender, ethnicity, region, religion, and other factors, and recruit employees based on the candidates’ attitudes and skills, in order to ensure that the employment principle of “openness, fairness and justice” is followed throughout the recruitment process. Zero tolerance of forced labor and child labor Super Hi maintains an absolute prohibition against all forms of forced labor and child employment. During recruitment, we verify employee backgrounds to confirm applicants meet legal working age requirements, upholding a zero-tolerance stance toward such violations. Any violations discovered will be immediately addressed in accordance with local laws, with root causes investigated to prevent recurrence. We ensure compliance with local labor regulations by formalizing employment contracts that protect employees’ legal rights to rest periods. This Year, the Group identified no cases of child labor or forced labor. 合規僱傭體系 特海充分保障員工的一切合 法權益，於內部制定《特海国 际控股有限公司內部招聘制 度》，完善員工招聘體系並規 範招聘流程，從而提高各環節 的透明度和公正性，為平等僱 傭提供制度保障，清晰界定員 工權利與義務。我們於餐廳端 採用自主招聘的方式招攬人 才，全憑藉候選人的態度及技 能選賢任能，避免任何由於性 別、民族、地域、宗教等因素 而導致違反公平的歧視行為， 確保整個招聘流程貫徹特海 「公開、公平、公正」的僱傭原 則。 嚴禁強制勞工與童工 特海堅決杜絕任何形式的強制 勞工和童工。我們會在招聘的 過程中審視員工背景，確保申 請人處於法定年齡，對童工及 強制勞工抱持零容忍的態度和 立場。如發現違法情況，會根 據運營地的法例實時處理，並 查明原因，避免類似的事件再 度發生。我們亦會按照運營當 地國家規定與員工簽署勞動合 同，在工作中保障員工合法休 息的權利。本年度，本集團沒 有發現誤聘童工或強制勞工的 個案。

年 度 報 告 2024 Annual Report 163 Environmental, Social and Governance Report 環境、社會及管治報告 Fair promotion channel Super Hi is committed to providing employees with equitable, effective, and flexible promotion channels and opportunities. We have established comprehensive promotion mechanisms to facilitate the retention and development of outstanding talent. All departments have prepared their own documents based on the Seven Principles of Organizational Structure, which not only delineate their respective responsibilities and structures but also specify the assessment indexes and contents of each position. Under the principle, quarterly or monthly appraisals and annual reviews of each position are used to regularly track the employees’ performance, which serve as references for promotion and elimination. In the meantime, we also attach importance to selecting excellent talents with good values and business ability as our cadres and we have formulated the Selection Measures for Cadres, pursuant to which employees of integrity, passing the business assessment and holding more than three post certifications will be selected to join the “Golden Eagle Pool”. Employees under the Golden Eagle Pool will continue to accept designated training and monthly evaluations, and be promoted according to the internal promotion channels. The entire mechanism for selecting the cadres, including the selection criteria, evaluation content, and process, as well as the business experience, study content, qualification certification, and other conditions required for employee promotion, has been listed in the Management Measures for Restaurant Cadres, thereby creating a clear basis for talent selection. With a clear promotion, incentive, elimination, and compensation system, we provide explicit promotion channels for the advancement of employees. 公平晉升階梯 特海旨在為員工提供公平、有 效、靈活的晉升渠道和機會， 通過搭建完善的晉升機制促進 優秀人才的留用和發展。各 部門均已制定《組織架構七原 則》的內部文件，除劃分部門 職責及細分部門架構外，更訂 明瞭各崗位的考核指標及內 容，規定根據各崗位性質進行 每季或每月的周期性考評及年 度述職，以定期對員工績效目 標完成情況進行跟蹤，藉績效 評級作為升遷淘汰的依據。 同時，我們亦重視任命擁有良 好價值觀及業務能力的優秀人 才作為各級幹部，因此我們已 制定《各級幹部產生辦法》，選 拔具備正直品格、業務考試合 格及擁有3個以上崗位認證員 工進入「金鷹池」，金鷹池員工 會持續進行指定培訓及每月評 價，按內部的晉升渠道升遷。 整個幹部人才選拔的機制，包 括選拔標準、評議內容、流 程，以及員工晉升應具備的業 務經驗、學習內容、資格認證 等候選條件，已列於《餐廳各 級幹部管理辦法》之中，使人 才選拔更有依。通過明確升 遷、激勵、淘汰及薪酬體系， 我們提供明確的晉升階梯，令 員工更具向上流的動力。

Environmental, Social and Governance Report
環境、社會及管治報告

Improved welfare and benefits

Employees are the core of an enterprise's sustainable development. Therefore, we continuously pay attention to employees' needs, listen to their voices, and focus on creating a safe and comfortable working environment for them, ensuring a sound compensation and benefits system, and providing high-quality humanistic care. We continuously enhance employees' sense of belonging and team cohesion, working together with all levels of the Company to strive for the prosperous development of Super Hi.

Super Hi strictly abides by the relevant laws and regulations of the countries where we operate, during which we fairly formulate policies concerning employees' salary, working hours, and various benefits to ensure all employees enjoy superior welfare protection. We provide employees with birthday bonuses, reward gold ingots based on their years of service to thank them for their contributions, and offer corresponding health checkup subsidies according to seniority, age, and level, closely monitoring their physical and mental health.

To facilitate a balance between work and family life for employees, the Company provides various family benefits to alleviate their financial burdens. Our benefits include parent-child companionship subsidies, childcare subsidies, education subsidies, housing subsidies, parental subsidies, and grandparent benefits. We also have family visit systems and allow leaves for employees who have moved abroad to work for the Company due to its overseas business expansion, so that they can enjoy their family time for which transportation fare can be reimbursed. Through these measures, we express our gratitude to them. In 2024, a total of 790 employees benefited from family subsidies including education subsidies, amounting to USD732,825 for the whole year.

完善福利保障

員工乃是企業可持續發展的核心所在。因此，我們持續關注員工需求、傾聽員工心聲，專注於為他們打造安全舒適的工作環境，保障完善的薪酬福利制度，並提供高質量的人文關懷，不斷增強員工的歸屬感和團隊凝聚力，攜手公司各個層級共同為特海的繁榮發展而努力。

特海嚴格遵循各運營地國家法律法規相關要求，合理規範員工薪酬、工時及各項福利政策，確保員工都能享受到優越的福利保障。我們為員工提供生日賀金，根據員工的就職年限獎勵金元寶以感謝員工的付出，並按工齡、年齡、級別為員工提供相應的體檢費用補貼，密切關注他們的身心健康。

為了使員工能夠保持工作與家庭生活間的平衡，本公司為員工提供了多種家庭福利以減輕員工的經濟負擔。我們的福利覆蓋親子陪伴補貼、育嬰補貼、教育補貼、住房補貼、父母補貼以及祖父母、外祖父母福利等。我們亦設有探親制度，通過提供假期、報銷車費的方式讓員工與家人共享天倫之樂，向那些隨着公司的拓展步伐，前往異國的員工表示感激。2024年，共有790名員工享受到包括教育補貼等在內的親子補貼，全年合計金額732,825美元。

164 特海国际控股有限公司 Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Adhering to the "people-foremost and kind" humanistic care spirit, Super Hi has formulated the Measures for Humanitarian Relief to support employees facing life difficulties, extending care to all staff including part-time workers. If employees or their immediate family members suffer severe difficulties in life due to accidents, disasters, and other force majeure factors, they may apply for relief funds for emergency use. Additionally, the Company's humanitarian relief measures cover managerial-level employees or regular employees with five or more years of service who face special difficulties in children's education or daily living due to demotion or dismissal for personal reasons. Eligible assistance includes parental subsidies, housing subsidies, and special education subsidies for children. During the Reporting Period, the Company allocated approximately USD292,154 to the humanitarian relief fund.

特海秉持「以人為本，與人為善」的人文關懷精神設立了《人道主義救助辦法》，以幫扶在生活上遇到困難的員工，關懷包括鐘點工在內的全體員工。若員工本人或其直系親屬因意外、災害等不可抗力原因造成嚴重生活困難的，可申領救助基金作應急之用。除此之外，公司亦設人道主義救助辦法，如有經理級別或工齡滿5年及以上的普通員工因自身原因被撤職，並由於被降職而導致面臨子女教育、生活等特殊困難，可申請人道主義救助，當中包括父母補貼、住房補貼、子女教育專項補貼等。報告期內，公司投放在人道主義救助基金的金額合計約292,154美元。

Various employee activities

豐富員工活動

To fully and promptly understand employees' needs and thoughts, we maintain close communication with our employees. Through monthly employee meetings and irregular informal gatherings, we gain insights into the requirements of employees at all levels and actively respond to them.

為及時充分的了解員工的需求和想法，我們與員工持續保持密切的溝通。通過每月舉行員工大會，並不定期展開非正式會議等，我們得以了解各級員工的需求，並積極給予回應。

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166 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Solidarity Meeting 抱團會議 We also convene solidarity meetings for executives, functional department heads, regional managers, global restaurant managers, and regional backbones to provide restaurant manager representatives with the opportunity to discuss with the executives who will also answer the questions from these representatives. The number of participants reached 175 in April 2024 and 153 in October 2024. 我們亦會召集公司高管、職能部門負責人、大區經理、全球店經理以及區域骨幹舉行抱團會議，為店經理代 表提供與公司高管討論與答疑的機會，2024年4月參與人數達到175人，2024年10月參與人數達到153人。 Case 案例

Environmental, Social and Governance Report
環境、社會及管治報告

To foster tacit cooperation among employees and build a harmonious, positive, and cohesive team, we actively organize various employee care activities such as birthday celebrations. During traditional festivals like the Mid-Autumn Festival, we provide special meals for employees, offering thoughtful care to create a pleasant work atmosphere. These initiatives cultivate team spirit, boost employee motivation, and enhance their sense of happiness and belonging.

為了增進員工之間的默契合作，搭建和諧積極且具有凝集力的團隊，我們積極組織各類員工慰問活動，例如生日會等，亦會在中秋節等傳統節日為員工加餐，提供貼心的員工關懷，營造愉快的工作氛圍，並培養團隊精神，調動員工積極性，提高員工的幸福感和歸屬感。

Case
案例

Employee Care Initiatives Help Build a Harmonious Workplace
員工關懷舉措助力打造和諧職場

We value employee happiness and team cohesion, and create a vibrant and warm working environment through activities and daily care. For example, we organized the Badminton Tournament at the Haidilao restaurant in Malaysia, which helped promote employee health and teamwork, and strengthened team synergy and sense of belonging. In addition, we host monthly birthday parties for our employees to express our gratitude and appreciation, and to create an inclusive and warm working environment. During holidays, we specially prepare fragrant milk tea as festive rewards for the team, which is a simple but thoughtful way to convey our care. Through diversified activities and thoughtful initiatives, we actively fulfill our commitment to employee well-being and create a positive working atmosphere.

我們重視員工幸福感與團隊凝聚力，透過活動與日常關懷，營造活力與溫暖的工作環境。例如，我們馬來西亞的海底撈門店舉行羽毛球賽，有助促進員工健康與團隊合作，增強團隊默契與歸屬感。此外，我們每月舉辦員工生日會，表達對員工的感謝與重視，塑造包容、溫暖的工作環境。節假日期間，我們特別為團隊準備香醇奶茶作為節日獎勵，以簡單卻貼心的方式傳遞關懷。透過多元化的活動與貼心舉措，我們積極履行對員工福祉的承諾，營造積極的工作氛圍。




Happy birthday



年度報告
2024 Annual Report
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環境、社會及管治報告

4.2. Empowering Career Development for Talents

Super Hi places high importance on employees' professional skill enhancement and career growth. By establishing a diversified talent development training system, we provide lifelong learning opportunities to help employees unlock their potential, encourage them to step out of their comfort zones, and build a comprehensive professional talent pipeline. Super Hi Learning and Development Center continuously optimizes the training mode and management system to systematically provide diverse training programs, develops annual training plans and objectives, and tailors courses and learning forms to the needs of different employees. Such courses and learning forms involve examinations, required reading, conference training, live training, and online and offline classes. It provides training on special post-business skills and for operation and management personnel and persons at other hierarchy levels.

In addition, as an international chain catering enterprise, our employees frequently engage with diverse overseas cultures. Therefore, we offer specialized localization training on foreign corporate cultures, enabling employees to deeply acquire knowledge and skills beneficial to their daily work. This Year, the head office of Super Hi Learning and Development Center organized more than 37 training courses and internal exams on kitchen work skills, specifications, and internal systems, and our restaurants also organized job and skill training sessions according to the restaurant operation and team structure.

4.2. 賦能人才成長

特海高度重視員工的專業技能成長和職業發展，通過建立多元化的人才發展培訓體系，提供終身學習的機會幫助員工發掘自我潛力，鼓勵他們突破舒適區，構建優質全面的專業人才梯隊。特海學習發展中心持續優化培訓形式、管理體系及制度，以系統化地提供豐富多元的培訓，同時制定年度培訓計劃以及年度目標，為不同培訓對象提供具針對性的課程和學習形式，包括考試、必讀學習、會議培訓、直播培訓、線上線下開班學習，提供特崗業務技能、經營管理等各層級培訓。

此外，作為國際性連鎖餐飲企業，我們的員工經常需要接觸海外的多元文化，因此，我們特設海外企業文化本土化專題培訓，使員工可以深入學習到對於日常工作有幫助的知識和技能。本年度，特海學習發展中心總部針對後堂工作技巧、工作規範及內部制度等開設37個以上的培訓班及內部考試，各餐廳亦按餐廳運營情況及團隊搭建現況，組織多個崗位及技能培訓。

168 特海国际控股有限公司 Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Super Hi Learning and Development Center has set up a training certification system, and built learning maps for employees at all hierarchy levels of restaurants, developed training materials for overseas restaurants based on the restaurant training needs, carried out targeted employee training, and constantly improved the employees' skills. During the Reporting Period, training courses were held for 17,447 staff members at headquarters and restaurants, with the percentage of employees trained reaching 100%. Super Hi has developed the online theoretical learning mode and adjusted the traditional offline teacher-apprentice mode, so as to create the dual-insurance talent training mode focusing on theory and practice. Its characteristics are as follows:

特海學習發展中心已搭建培訓認證體系，亦建設餐廳各層級學習地圖，就餐廳培訓需求研發海外餐廳培訓資料，針對性的開展員工培訓工作，不斷提升員工各項技能。報告期內，總部及各餐廳的培訓覆蓋17,447人次，員工受訓百分比達100%。特海發展在線理論學習，調整傳統的線下師帶徒模式，發展出以理論與實踐為重心的雙保險人才培養模式，其特點如下：

Training Content 培訓內容	Features 特點	Form 形式
"Post-Learning" program 「崗位學習」單元	Apart from the "career ladder", it also includes descriptions for 57 posts, as well as supplementary courses to support business expansion and pre-job tests, to ensure that employees have basic business capabilities. 除崗位爬山圖外，亦涵蓋57個崗位説明書、配套業務延展課程及崗前測訓，確保員工可具備基礎業務能力。	Online training platform 在線培訓平台
Online courses related to the dimensions of cadre growth ability 幹部成長能力緯度相關的在線課程	The courses integrate the Golden Eagle Pool and related knowledge by focusing on system and on-site management. Employees can easily track their career progression through the "career ladder", so as to ensure that employees who have the ability and are willing to get promoted can obtain corresponding knowledge and skills. 課程整合了金鷹池及相關知識，緊密貼合制度與現場管理。員工通過崗位爬山圖了解自己身處的晉升階段，保證有晉升能力和意願的員工能獲得相應的知識與技能。	
Skills related to posts 崗位相關課程技能	To enhance the initiative of employees, with the support of our course R&D team and the live-broadcast training jointly conducted by the restaurants and school, we have offered a variety of knowledge competitions and knowledge co-creation activities to enable employees to review and practice skills related to their posts and apply theory to practice, so as to obtain new knowledge through repetitive practice. 為提升員工積極性，我們通過專業課程研發小組支持、店校共建直播培訓，舉辦多元化的知識競賽及知識共創活動，讓員工時常複習並實踐各崗位相關課程技能，結合理論與實踐，溫故知新。	– Live-broadcast training jointly conducted by the restaurants and school – 店校共建直播培訓 – Knowledge competitions – 知識競賽 – Knowledge co-creation activities – 知識共創活動

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Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

Super Hi All Stars Competition – "Training Through Competition, Empowering Employee Growth"
特海崗位之星比賽「以賽代培，賦能員工成長」

To enhance store employees' professional competence and technical skills, we organized the All Stars competition this Year. Centered on the concept of "training through competition", this event stimulated employees' learning enthusiasm and potential through competitive formats to support their career development. Headquarters provided regional All Stars competition protocols as a reference, with each region independently organizing preliminary, semi-final, and final rounds. Taking a major region covering Japan, South Korea, Vietnam, and UAE as an example, the competition covered five posts including lobby managers, servers, noodle chefs, mutton chefs, and food runners, attracting 289 employee participants. After multi-level selection, 154 advanced to semi-finals, with 33 ultimately qualifying for regional finals. The top three winners in each post category received monetary awards in recognition of their outstanding performance. This activity not only improved employees' operational capabilities and service quality but also strengthened team cohesion and a sense of belonging, demonstrating Super Hi's commitment to employee growth and development. Through this innovative "training through competition" model, we are dedicated to building professional, high-performing teams to deliver superior customer service experiences.

為提升門店員工的業務水平與專業技能，本年度我們舉辦了崗位之星比賽。本次活動以「以賽代培」為核心，通過競賽形式激發員工的學習熱情與潛能，助力其職業發展。總部提供大區崗位之星比賽方案作為參考，各區域自行組織初賽、複賽及決賽。以涵蓋日本、韓國、越南、阿聯酋區域的大區為例，比賽涵蓋大堂經理、服務員、撈面師、羊肉師、上菜員五大崗位，吸引了289名員工報名參與。經過層層選拔，154人進入複賽，最終33人晉級大區決賽。每位崗位的三甲均會獲得獎金獎勵，以表彰其卓越表現。此次活動不僅提升了員工的業務能力與服務水平，更增強了團隊凝聚力與歸屬感，體現了特海對員工成長與發展的重視。通過「以賽代培」的創新模式，我們致力於打造專業高效的團隊，為顧客提供更優質的服務體驗。


Super Hi


Super Hi

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特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

4.3. Occupational Health and Safety

Work safety and compliant operations are among our key priorities. To ensure employees have a safe working environment, we strictly adhere to the laws, regulations, and norms of the places where overseas restaurants operate, including but not limited to the Basic Law of Health Examination, National Health Insurance Law (Law), Industrial Safety Protection Law, and Safety Technology Promotion Law of Food and Drugs of South Korea; Labor Standards Law, Implementation Rules for Labor Standards Law, and Labor Contract Law of Japan; and Labor Law of Vietnam. We continuously strive to minimize health and safety risks in the workplace and prevent and mitigate occupational hazards to employees, while also ensuring the hygiene and safety of dining environments.

This Year, neither a major accident relating to production liability nor a safety problem caused by inadvertent safety inspection occurred in the Company, nor any violation of occupational health and safety regulations appeared. In each of the past three years including the reporting year, the number and percentage of work-related deaths were zero, and the rate of work days lost due to work-related injuries[1] was 22.32.

Safety management system

Super Hi fully adheres to the work safety principle of "safety first, prevention-focused and comprehensive management". By establishing a comprehensive safety management system, we safeguard the safety of both employees and customers in our restaurants. Our goal is to institutionalize, standardize, and professionalize work safety management, effectively managing objective management, safety training and education, hidden danger identification and treatment, emergency management, and other operational activities related to work safety.

4.3. 職業健康安全

安全生產和合規運營是本公司關注的重點之一。為了確保員工能有一個安全的工作環境，我們嚴格遵守海外門市運營地的法例法規及規範，包括但不限於韓國的《健康檢查基本法》、《國民健康保險法（法律）》、《產業安全保護法》、《食品藥品等安全技術振興法》；日本的《勞動基準法》、《勞動基準法實行規則》、《勞動契約法》；越南的《勞動法》等。我們持續努力將工作場所的健康和安全風險降至最低，預防及避免員工受到職業性的危害，同時保障用餐環境的衛生及安全。

本年度，本公司沒有出現重大生產責任事故及因安全檢查疏忽導致的安全問題，亦沒有違反相關的職業健康安全條例。包括報告期在內，過去三年每年因工亡故的人數以及每年因工亡故的比率均為0，因工傷損失工作日數比率[1]為22.32。

安全管理體系

特海充分遵循「安全第一、預防為主、綜合治理」的安全生產方針，通過建立完善的安全管理體系，維護員工和消費者在餐廳的安全。我們致力實現安全生產制度化、規範化、標準化和專業化管理，妥善處理目標管理、安全培訓教育、隱患排查治理、應急管理等經營活動的各項安全生產管理工作。

1 The rate of work days lost due to work-related injuries = total working days lost ÷ total working hours × 200,000. The number of work days lost due to work-related injuries in 2024 was 2,274 days.

1 因工傷損失工作日數比率=總損失工作日數÷總工作小時數x200,000。2024年度因工傷損失工作日數為2,274天。

年度報告
2024 Annual Report 171

172 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We have established multiple internal safety-related systems to protect employees from occupational accidents. These include the Safety Production Management Regime, Safety Standardization Manual, Equipment Safety Operation Manual, Fire Safety Management Manual, Non-mainland Restaurant Safety Management System, Mechanical Equipment Safety Management Regulations, and Labor Protection Articles Management Regulations. These systems cover a wide range of aspects and not only provide clear guidance for safety work in daily production and operation but also standardize the procedures in the installation of safety facilities, fire safety, handling and prevention of safety-related emergency incidents, daily labor protection, safety training, dormitory safety and emergency response to natural disasters. The Company not only cares about the employees in restaurants and production lines but also pays attention to the safety of the employees engaged in takeout services. At present, the Company provides takeout services in Singapore and Malaysia. We have bought traffic accident insurance for employees engaged in takeout services in Singapore, and provide them with special vehicles for delivery service, with a view to ensuring their safety at work. 我們內部設有多個安全相關 制度，多方面保護員工免受 職業意外事故的危害。當中 包括《安全生產管理制度》、 《安全標準化手冊》、《設備安 全操作手冊》、《消防安全管理 手冊》、《非大陸餐廳安全管理 制度》、《機械設備安全管理規 定》、《勞動防護用品管理規 定》等制度，涵蓋範圍廣泛， 不但為日常生產及營運流程的 安全操作提供清晰指引，更在 安全設施配備、消防安全、安 全事故急救應急處理與預防、 日常勞動保護、安全培訓、員 工宿舍安全及自然災害天氣應 急等方面設立完善規範。除餐 廳及生產線相關員工外，公司 亦關心外送業務員工的安全。 目前，本公司在新加坡及馬來 西亞均有提供外送業務，為保 障員工外出配送期間的安全， 我們為新加坡的外送員工購買 交通意外保險，並配備專門配 送車輛。 Vehicle for Delivery Service in Singapore 新加坡分店的專門外送車輛

Environmental, Social and Governance Report
環境、社會及管治報告

The Company closely monitors industry trends and stays updated on relevant laws and regulations. We engage in exchanges with peers, government agencies, non-profit organizations, and other entities to understand innovative technologies and developments in safety management. Thus, we can promptly adjust, modify, supplement, and improve our internal safety management system, ensuring that our existing safety system not only aligns with our safety production goals and requirements but also meets the latest developments and demands in the industry.

本公司密切留意行業動態，時刻關注相關法規條例，通過與同業、政府機構、非盈利機構等組織交流，了解安全管理的創新技術及發展，及時調整、修改、補充和完善內部的安全管理體系，確保現有的安全制度不但呼應我們安全生產發展的任務和要求，更切合現時行業的最新發展及要求。

Close safety monitoring

密切安全監察

Super Hi prioritizes workplace safety as a key operational focus. Through establishing a comprehensive safety monitoring system, we have implemented a series of management systems for internal work safety inspections and hidden danger identification and rectification. This system closely monitors major risk sources to ensure all production processes comply with safety laws, regulations, and standards, while continuously strengthening and standardizing our inspections and hidden danger identification, rectification, supervision, and management in work safety.

特海將工作場所的安全視為運營的關注重中之重。通過搭建全面的安全監察體系，我們落實了一系列有關內部安全生產檢查和事故隱患排查治理的管理制度，密切監控重大危險源，以確保各生產環節符合安全生產的法律法規和標準規範，不斷加強和規範本公司安全生產檢查與安全生產事故隱患的排查治理和監督管理。

To oversee the implementation of laws, regulations, policies, and provisions related to work safety and occupational health, we have established a work safety management organization and appointed work safety management personnel. Managers of overseas restaurants are responsible for the overall management of restaurant safety work to timely eliminate potential safety hazards and put effective safety precautions in place. Each restaurant is required to set new work safety objectives every year and review the completion of its safety objectives in the past year.

為監督執行有關安全生產、職業衛生的法律法規、方針政策和規定，我們已成立安全生產管理機構，並任命了安全生產管理人員。海外餐廳的店經理須負責餐廳安全工作的統籌管理，及時消除安全隱患，並設置有效的安全防範措施。各餐廳均須每年訂立新的安全生產目標，並審視過去一年其安全目標的完成情況。

年度報告
2024 Annual Report
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Environmental, Social and Governance Report
環境、社會及管治報告

In addition, we conduct regular inspections covering comprehensive, specialized, seasonal, holiday-specific, and hazardous factor examinations. We implement detailed daily, weekly, monthly and quarterly safety checklists, with monthly hidden danger investigation statistics reported periodically, and with daily safety special self-inspections scheduled. We conduct comprehensive safety inspections and evaluations for all restaurants on a quarterly basis, with the evaluation results incorporated as one of the key performance indicators in restaurant management evaluations. Major potential safety hazards identified during inspections will be reported through the OA system to ensure timely rectification, effectively safeguarding the safety of both employees and customers.

此外，我們定期組織綜合性、專業性、季節性、節假日和危險有害因素的檢查，制定詳細的每日、週、月、季度安全檢查內容，定時上報當月隱患排查情況統計，並規劃每日安全專項自查的內容。我們每季度對所有門店進行一次全面的安全檢查與評級，並將評級結果納入門店管理評級的考核依據之一。對於檢查中發現的重大安全隱患，我們將通過OA系統進行通報，確保問題及時整改，切實保障員工與顧客的安全。

Daily labor protection

日常勞動保護

To ensure employee safety during production activities and protect workers from occupational disease hazards while preventing occupational illnesses, we have established a clear occupational health management system in our Safety Standardization Manual. Adhering to the principle of "prevention first, combining prevention and treatment", we mandate occupational hazard pre-evaluations for all construction projects and require the installation of occupational health facilities. Additionally, we arrange annual physical examinations for workers exposed to occupational hazards to safeguard their health. In accordance with local laws and regulations, we require relevant restaurant employees to hold valid food handling training certificates and typhoid vaccination certificates. Additionally, the Company organizes annual health examinations for employees and provides medical examination reimbursement policies for eligible employees.

為了確保員工在生產活動中的作業安全，保障員工在生產勞動過程中不受職業病危害因素的影響，預防職業病的發生，我們已在《安全標準化手冊》中明確了本公司內部的職業健康管理制度。秉持着「預防為主，防治結合」的方針，我們規定建設項目的同時必須進行職業病危害預評價，並要求設立職業健康設施。此外，我們亦會為從事接觸職業病危害因素作業的勞動者組織年度體檢，確保他們的身體健康。根據當地法律法規，我們規定相關餐廳員工須持有合格有效的食品操作培訓證明和傷寒疫苗接種證明，每年組織員工進行健康檢查，並設體檢福利政策，為合資格員工報銷體檢費用。

174 特海国际控股有限公司 Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

We also distribute personal protective devices to employees in accordance with our internal Regulations on the Management of Labor Protective Devices, assign ad hoc persons to prepare plans for purchasing labor protective devices, ensure the quality of labor protective devices, and supervise the proper and effective use of labor protective devices by employees during work. The restaurant quality inspection personnel, Safety Management Department, and HR Department also inspect the labor protection management of restaurants to provide comprehensive labor protection for employees and safeguard their legitimate rights and interests. Additionally, we also provide accident insurance for every employee, including hourly workers, to ensure comprehensive occupational health protection for our employees.

我們亦會按內部規範《勞動防護用品管理規定》向員工發放個體防護用品，指派專責人員編製勞防用品的採購計劃，確保勞動防護用品的質量，並監督員工在作業期間完好有效和正確的佩戴使用勞動防護用品。餐廳質檢人員、安全管理部及人事部亦會分別對餐廳勞動防護管理情況進行檢查，為員工提供全面的勞動防護，保障員工的合法權益。另外，我們亦為包括鐘點工在內的每位員工購買意外保險，為員工提供全面的職業健康保障。

Enhancing fire safety

穩保消防安全

Fire safety is an indispensable part of ensuring workplace safety. Guided by the fire safety principle of "prevention first, combining fire prevention and firefighting", our Company has compiled the Fire Safety Management Manual, which clearly establishes systems for fire facility maintenance and inspection management, fire safety education and training, fire hazard rectification, electrical fire prevention, fire inspections, and hidden danger rectification. The manual sets fire safety assessment standards for all departments, dedicated to preventing fire accidents. Regarding fire facilities, all restaurants are equipped with qualified fire safety facilities, including fire hydrants, fire doors, fire extinguishers, fire detectors, manual fire alarm buttons, and sound-light alarm equipment. Each staff dormitory is also equipped with complete fire safety equipment including fire extinguishers and gas masks. All relevant fire-fighting equipment undergoes annual maintenance, refilling, and replacement in accordance with the Fire Equipment Management System and Fire Equipment Maintenance Management System.

消防安全亦是保障工作環境安全中不可忽視的一部分。以「預防為主、防消結合」的消防安全工作方針為指導，本公司制定了《消防安全管理手冊》，明確有關編制消防設施維護及檢查管理、消防安全教育培訓、火災隱患整改、用電防火、防火檢查、隱患整改等制度，為各部門訂立消防安全考核標準，致力預防火災事故的發生。在消防設施上，餐廳均設有合資格的消防安全設施，包括消火栓、防火門、滅火器、火災探測器、手動火災報警按鈕、聲光報警裝置等；每間員工宿舍內亦已配置完善的消防安全設備，包括滅火器、防毒面罩等，相關滅火器材均按《消防器材管理制度》及《消防器材維護管理制度》每年進行維修、充裝、或更換。

年度報告
2024 Annual Report
175

176 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We also strengthen daily inspections to prevent fire hazards. Restaurants conduct daily fire inspections according to the Fire Inspection and Examination System, and any identified fire hazards are promptly eliminated following the Fire Hazard Rectification System. The Company has also established an automatic fire alarm system and implemented daily inspections as well as quarterly and annual testing protocols, with dedicated safety officers responsible for regular maintenance of these facilities. We recognize that raising fire safety awareness is central to fire prevention efforts. As such, we have incorporated fire safety knowledge into our annual safety training program and established a fire emergency response plan to guide employees in handling fire incidents. We conduct fire drills biannually, and this Year, the total number of participants in the drills exceeded 6,000. Additionally, our restaurants often organize safety education and training, including watching safety education videos, learning safe operation methods, using fire-fighting equipment, and learning first-aid methods in case of electric shock. 我們亦通過加強日常巡查防範 消防隱患。餐廳每日均會按 《防火巡查、檢查制度》進行防 火檢查，一旦發現任何存在的 火災隱患，我們會及時按《火 災隱患整改制度》予以消除。 本公司亦已制定火災自動報警 系統，並落實每日檢查、季度 及年度試驗的制度，由專責安 全員負責定期維護保養相關設 施。 我們深明增強消防意識是消防 工作的核心，因此，我們已將 消防安全知識列入年度安全培 訓教育計劃，並設火災應急預 案，為員工提供應對火災的指 引。我們每半年進行一次消防 演習，本年度參加公司消防 演習人數達6,000餘人次。此 外，餐廳會組織經常性的安全 教育培訓，內容包括觀看安全 教育視頻、學習安全操作方 法、消防設備使用方法、觸電 急救方法等。

Environmental, Social and Governance Report
環境、社會及管治報告

Case 案例

Fire Incident and Emergency Evacuation Drill at a Malaysian Restaurant
馬來西亞餐廳火災事故和應急疏散專項應急預案演練

On December 14, a fire incident and emergency evacuation drill were conducted at the Haidilao restaurant in Malaysia. Through tabletop exercises and drills, employees familiarized themselves with coordinated efforts in fire suppression, evacuation, security, and on-site rescue operations. The drill helped identify areas for improvement, enhancing staff preparedness for fire emergencies while mitigating potential fire hazards.


海底捞火锅

12月14日，馬來西亞的海底撈門店進行火災事故和應急疏散演練。透過桌面演練及實戰演練，讓員工熟習面對火災時如何分工合作組織撲救、疏散、警戒及現場救援工作，並從演練中識別不足之處，不但提高了職工應對突發火災事故的能力，更從而規避消防隱憂。

年度報告 2024 Annual Report 177

Environmental, Social and Governance Report
環境、社會及管治報告

Ensuring equipment safety

We have set up and implement a Safety Management System for Equipment and Facilities to standardize whole-process safety management from equipment and facilities construction, procurement, acceptance, use, maintenance, scrapping to dismantling, in a bid to ensure the safety of our employees during the use of equipment. We not only adhere to safety standards during equipment procurement and factory delivery but also continually enhance equipment safety through rigorous oversight by multiple departments. This includes optimizing equipment error prevention settings to comprehensively ensure employee safety during work.

Comprehensive emergency management

The Company has formulated an internal Comprehensive Emergency Plan for Work Safety Accidents, covering emergency events such as elevator accident injuries, gas leakage, fire, and electric shock, so as to provide clear guidance for emergency management, emergency rescue training, drills, emergency rescue actions and on-site response plans for work safety accidents. Besides, Super Hi expects its employees to fully master self-rescue and escape skills. In accordance with the annual and monthly emergency drill plans and process compiled by the Safety Management Department, we arranged on-site emergency drills for fires, mechanical injuries, burns, and other accidents, and made drill videos to be shared among employees at the restaurants for education purpose, to ensure that employees are familiar with the evacuation, emergency rescue, prevention, and handling of various emergencies, and to effectively prevent and resolve major fire safety risks. During the Reporting Period, the Company organized 77 safety training sessions, which were attended by 120,000 persons.

保障設備安全

通過設立並落實《設備設施安全管理制度》，我們規範設備設施建設、採購、驗收、使用、維護、報廢和拆除全過程的安全管理，致力於保護員工使用設備時的安全。我們不但關注採購設備╱出廠的安全標準，同時亦通過多個部門的嚴格把控，持續不斷地提升設備的安全性能，包括優化設備的防呆設置，全面保障員工工作期間的安全。

全面應急管理

本公司內部制定了《生產安全事故綜合應急預案》，涵蓋範圍包括電梯傷害事故、燃氣洩露、火災、觸電等緊急事件，為應急管理、應急救援培訓、演練和生產安全事故的應急救援行動及現場處置方案提供了清晰指引。特海亦期盼員工可全面掌握自救和逃生技能，我們按照安全管理部編制的年度及月度應急預案演練計劃和流程，安排火災、機械傷害、灼燙等事故的應急預案現場演練，並拍攝演習視頻供餐廳學習，以確保員工熟知各種緊急事故的疏散逃生、應急救援、預防及處理手法，致力有效防範化解重大消防安全風險。報告期內，公司開展安全培訓77次，共計120,000人次參與。

178 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Efficient safety training

The Company places high importance on employee safety knowledge training and popularization, aiming to cultivate strong safety consciousness and emergency response capabilities for employees. As a fundamental component of corporate safety management, all new employees are required to undergo safety training and education. The training content must comply with national regulations for three-level safety training and should include basic knowledge of production safety systems, fire safety, occupational health and sanitation, technical safety knowledge required for their particular job, equipment operation skills, precautions, identifying departmental or organizational hazards, potential injuries and damages, prevention measures for related posts, and emergency responses. The training duration should not be less than 24 class hours. New employees are only allowed to work in their respective positions after passing the assessment.

高效安全培訓

本公司高度重視員工安全知識的培訓和普及，旨在培養員工良好的安全意識和處理緊急情況的應變能力。作為企業安全生產管理的基礎，所有新員工均須接受入職安全教育培訓，培訓內容符合國家關於三級安全培訓規定，教導安全生產制度、消防安全、職業衛生等的基本知識、崗位所需的安全技術知識、設備操作技能、注意事項、部門或單位危險源分布情況、可能造成的傷害、相關崗位的防護措施及應急處理措施等，培訓時長不得少於24學時，經考核合格方可安排崗位工作。

年度報告
2024 Annual Report
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Environmental, Social and Governance Report
環境、社會及管治報告

We have established the Super Hi Restaurant Employee Health and Food Safety Training System, which specifies the Company's specific requirements for safety training programs and sets clear standards for employee food safety training qualifications across all operating regions. All restaurant employees must undergo safety training and pass assessments to ensure they possess essential work safety knowledge, are familiar with relevant work safety regulations and safety operating procedures, master job-specific safety skills, and know emergency response measures. Through monthly assessments, we evaluate employees on "hidden danger identification and management" and on-site safety operations. Restaurant managers also conduct monthly work safety knowledge training during staff assemblies. We develop annual food safety and work safety training plans covering safe equipment and facilities operation, standardized safety practices, and food safety inspections to comprehensively enhance employees' safety awareness and skills. We arrange tailored training content for different groups including managers, staff in various roles, and operators of specialized work types. We are committed to improving employees' safety knowledge and operational skills through regular three-tier work safety education, with mandatory 100% coverage as per the Company's annual work safety objectives. All key personnel and safety managers must hold valid safety qualification certificates with a 100% certification rate, aiming to continuously strengthen the Company's capabilities in accident prevention, occupational hazard control, and emergency response.

我們設有《Super Hi門店員工健康及食品安全培訓制度》，確立了公司對安全培訓計劃的具體要求，並規定了各運營地區餐廳對員工食品安全培訓資格的明確標準。所有餐廳員工均須進行安全培訓並通過考核，以確保餐廳員工具備必要的安全生產知識，熟悉有關的安全生產規章制度和安全操作規程，掌握崗位的安全操作技能，了解事故應急處理措施。通過月度考核，我們針對「隱患排查治理」和現場安全操作等方面進行員工安全生產考核，店經理每月亦會在員工大會上對員工講解和培訓生產安全方面的知識內容。我們亦會制定年度食品安全及生產安全培訓計劃，內容涵蓋設備設施安全操作、安全作業行為規範、食品安全檢查等，以全面提升員工的安全意識和技能。針對不同對象，如管理人員、崗位職工、特種作業人員等，安排合適的培訓內容。我們銳意提高廣大員工安全知識水平和安全操作技能，定期開展安全生產三級教育，公司年度安全生產目標規定安全生產三級教育覆蓋面必須達到100%，亦要求主要負責人及安全管理人員持有效期安全資格證，持證率須達到100%，旨在持續增強預防事故、控制職業危害和應急處理的能力。

180 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

To ensure employees are familiar with the Company's dormitory work safety management regulations and understand the locations and usage methods of various safety facilities in the dormitory, employees must participate in dormitory safety training before moving in. For equipment involving safety risks, such as mutton machines, electric frying pans, and other specialized devices, relevant operators are required to complete theoretical and operational training, and successfully pass assessments and certifications. Anyone who operates such equipment without having undergone proper assessments will be considered to have violated the operation rules. We've made achieving a 100% certification rate for specialized operation personnel one of our annual work safety goals, demonstrating our strong focus on work safety.

為了讓員工熟悉公司員工宿舍的安全生產管理制度等相關規定，確保員工了解宿舍內各安全設施的位置及使用方法，員工入住宿舍前需參加宿舍安全培訓。針對涉及安全風險的設備，例如羊肉機、電炒鍋等特種設備，相關操作人員必須經過理論、實際操作培訓、考核認證通過後方可上崗進行操作，未經取得考核認證的人員獨立操作相關設備，均視為違規操作行為，我們更將特種作業人員持證上崗率達100%列為年度安全生產目標之一，足見我們對安全生產的重視。

The Company provides training in various forms and develops various training forms such as webcasting, video playback, and PPT courseware. During the Reporting Period, the Company organized 77 safety training sessions and conducted online safety training 25 times, and the number of participants in the online safety training sessions reached 1,250, with a pass rate of 80%.

本公司以多元化形式提供培訓，包括研發網絡直播、視頻播放、PPT課件等多種形式。報告期內，本公司開展安全培訓的次數達77次，進行在線安全培訓直播25次，參加線上安全培訓直播的人次達1,250人次，培訓考試合格率80%。

年度報告 2024 Annual Report 181

182 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 5. HARMONIOUS COEXISTENCE WITH NATURE AND LOW-CARBON GREEN OPERATIONS 5.1. Environmentally Friendly Operations The Company adheres to the management philosophy and commitment to sustainable development and environmental protection, actively exploring environmentally friendly and resource-efficient operational methods. We are committed to protecting natural resources and the surrounding environment while expanding our operations. We strictly comply with the environmental protection laws of the places where we operate, including but not limited to the Environmental Quality Act of Malaysia, the Environmental Protection and Management Act, the Environmental Public Health Act, and the Energy Conservation Act of Singapore, the Environmental Protection and Biodiversity Conservation Act of Australia, and the Environmental Protection and Management (2009 Environmental Law) of Indonesia. During the Reporting Period, the Company did not violate any environmental protection laws or cause any major incidents affecting the environment and natural resources, nor did we receive any environmental-related penalties or litigation notices. 5. 自然共生，低碳綠色經營 5.1. 環境友好經營 本公司堅持可持續發展及綠色 環保的管理理念和承諾，積極 探索環境友好、節約資源的運 營方式，承諾在擴張自身運營 規模的同時不忘保護自然資源 和周邊環境。我們嚴格遵守各 運營地的環境保護法，包括 不限於馬來西亞的《環境質量 法》，新加坡的《環境保護和管 理法》、《環境公共衛生法》、 《能源節約法案》，澳大利亞的 《環境保護和生物多樣性保護 法》，印度尼西亞的《環境保護 與管理（2009年環境法）》等。 報告期內，本公司並沒有違反 任何有關環境保護的法例或造 成影響環境及自然資源的重大 事故，亦沒有接到任何涉及環 境範疇的處罰及訴訟通知。

Environmental, Social and Governance Report
環境、社會及管治報告

To fulfill our commitment to environmentally friendly operations, we have set environmental protection goals and continuously track their progress. Super Hi has been dedicated to bringing Chinese culinary culture to various overseas countries and actively expanding our business scale, with 10 new restaurants added during the Reporting Period. Due to the expansion of operations and increased revenue, the total water consumption, electricity usage, and waste generation have all risen compared to previous years, leading to an increase in greenhouse gas emissions. Looking ahead, we will continue to focus on energy usage during operations and explore further measures to reduce energy consumption and greenhouse gas emissions.

為了踐行我們環境友好經營的承諾，我們已設定環境保護目標，並持續追蹤各目標的達成進度。特海一直致力將中華飲食文化帶到海外多個國家，持續積極拓展業務規模，報告期內新增10家餐廳。由於運營規模的擴張及營業收入的上升，導致整體的總用水量、用電量及廢棄物量均比往年上升，以致溫室氣體排放量增加。展望未來，我們將繼續關注運營時的能源使用，持續探討進一步減少能源消耗，因而減少溫室氣體排放的措施。

Waste management

廢棄物管理

To properly dispose of wastes, we have developed internal specifications and regulations, including the Management System of Daily Waste Disposal in Restaurants, to regulate the daily waste management of each restaurant and ensure that waste disposal meets the regulatory requirements of the countries where we operate and avoid pollution caused by improper disposal of waste. By the end of 2025, we aim to reduce the average single-restaurant kitchen waste by 10% compared to 2018.

為妥善處理廢棄物，我們制定了《餐廳日常廢棄物處置管理制度》等內部制度，規範餐廳日常廢棄物管理，保證廢棄物處置符合運營當地國家的法規要求，避免因不當處理而造成環境污染。我們的目標是在2025年年底前，將平均單店廚餘量較2018年減少10%。

年度報告 2024 Annual Report 183

184 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We encourage restaurants to actively implement waste sorting in daily operations. To assist them in this effort, the internal Guidance for Waste Classification in Restaurants has been developed, providing instructions on how to classify the waste generated during daily operations. We require that all waste be carefully recycled or disposed of either by the property management company or a third party to prevent unauthorized disposal. Our Safety Management Department is dedicated to ensuring proper waste disposal practices through regular inspections and assessments of waste disposal procedures. At our restaurants, we prioritize responsible waste disposal. For instance, our restaurants in Canada have signed corresponding contracts with local qualified waste recycling companies. Meanwhile, our restaurants in Vietnam classify and store waste paper for regular sale. For waste grease, the wastewater is properly discharged through sewer pipes into grease traps designated by the property management company and the commercial real estate management organization if the local government has uniform treatment requirements for the property, and in places where there are no such requirements from the local governments, the restaurants are equipped with oil-water separators to separate the waste grease before it is discharged properly. In addition, we also require our restaurants to locate qualified local third-party service providers for the treatment of kitchen waste and waste grease, monitor and track their destination, and conduct on-site audits of the service providers. At present, our restaurants in Singapore, Malaysia, Thailand and Japan are regularly tracking the destination of waste grease and kitchen waste, while restaurants in Indonesia register disposal of waste oil and kitchen waste and have signed waste treatment contracts with qualified service providers. In South Korea, our restaurants practice garbage sorting and discharge waste grease at designated recycling points for disposal by qualified waste oil treatment service providers in strict accordance with the Waste Management Law of South Korea. 我們提倡餐廳在日常運營中積 極進行垃圾分類，內部制定的 《餐廳垃圾分類操作指導》為如 何對日常經營產生的垃圾進行 分類向餐廳提供指引。我們規 定，全部垃圾必須交由物業或 第三方妥善回收處理，杜絕任 何違規處理。專責的安全管理 部會就廢棄物處理進行檢查和 評級，杜絕違規處理垃圾的行 為。我們的餐廳均嚴格看待廢 棄物處理，例如，我們的加拿 大餐廳會跟當地有資質的垃圾 回收公司簽訂相應的合同，越 南餐廳則會將廢紙分類存儲並 定期變賣。 針對廢棄油脂，當地政府有物 業統一處理要求的，廢水均通 過下水管道排放到物業及商產 管理方指定的隔油設備內妥善 排放；若當地政府沒有物業統 一處理要求的，餐廳均設有油 水分離器，進行廢棄油脂的分 離後再妥善排放。此外，我們 亦規定餐廳須尋找當地合格的 第三方進行處置，並監督及追 蹤餐廚垃圾及廢棄油脂的去 向，對服務商進行現場審核。 現時新加坡、馬來西亞、泰 國、日本餐廳均定期追蹤廢棄 油脂及垃圾去向，印尼餐廳亦 會進行廢油、餐廚垃圾的處理 登記，並已與合資格服務商簽 訂垃圾合同；而我們的韓國 餐廳則嚴格遵守韓國的《垃圾 管理法律法規》，實施垃圾分 類，並於固定回收點排放廢棄 油脂，再交由合資格的廢油處 理供應商進行處理。

Environmental, Social and Governance Report
環境、社會及管治報告

We are fully aware of the negative environmental impact of food waste and are committed to promoting the concept of reducing food waste in our restaurants through anti-food waste campaigns. In addition to incorporating food waste prevention knowledge into employee training sessions, some restaurants have posted reminders encouraging customers to take smaller portions more frequently to avoid additional charges for wasted buffet ingredients. Besides, we will remind customers to order their meals properly during service to avoid waste, for example, reminding them to pack their food if there are leftovers, and advocate the Clean Your Plate Campaign. For ingredients that do not meet dish specifications due to shape or size, as well as near-expiry ingredients unlikely to be sold and run out before their shelf life ends due to certain reasons, restaurants repurpose them for staff meals. The staff meal menu undergoes regular optimization and updates, with portion sizes adjusted based on next-day staffing conditions, all properly recorded and reviewed. Meanwhile, we closely monitor leftover ingredients daily to adjust preparation quantities accordingly the following day. Kitchen staff also conduct daily trash bin inspections, reporting any necessary waste reduction measures.

我們深明食物浪費對環境的負面影響，因此致力於在餐廳普及減少食物浪費的理念，開展反食品浪費的宣傳工作。除了會在員工培訓宣講禁止浪費食物相關知識之外，部分餐廳己張貼提示語提醒顧客少裝勤拿，避免料台食材出現浪費需承擔額外金額。我們亦會在服務過程中提醒顧客適當點餐，避免浪費，如有剩菜提醒其進行打包，提倡空盤行動。對於加工出品菜品中因形狀、規格等不符合出品要求的物料，以及因某些因素影響，預計正常銷售無法在保質期內消耗完的臨期食品原料，餐廳會作為員工餐使用，員工餐亦會定期進行優化並更新菜單，根據次日員工上班情況而合理地準備菜量，並會記錄管理審核。同時，我們亦每日密切監察食材剩餘量，及時於次日調整準備量，後廚亦會每日檢查垃圾桶，如有需要會及時上報減少浪費量。

年度報告
2024 Annual Report
185

Environmental, Social and Governance Report
環境、社會及管治報告

Regarding takeaway packaging, we are actively working to reduce waste generation, aiming to decrease non-degradable materials in takeaway services by 20% before the end of 2025. For instance, our Australian restaurants have completely replaced single-use plastic bags with paper bags to reduce plastic pollution; Malaysian restaurants use paper straws to minimize plastic product usage; UK restaurants charge extra for plastic takeaway bags and disposable cutlery to discourage unnecessary use and promote sustainable consumption habits. Looking ahead, we plan to further expand the use of eco-friendly materials in takeaway services, increasing biodegradable disposable items including disposable supplementary care kits, disposable cutlery, and eco-packaging to further reduce non-recyclable waste from takeaway services and minimize the long-term burden on the environment.

在外賣包裝方面，我們亦致力減少廢物的產生，目標於2025年年底前，外賣服務所使用的不可降解材料減少20%。例如，我們的澳大利亞餐廳已全面停用一次性塑料袋，由紙袋代替，以減少塑料污染；馬來西亞門店則採用紙質吸管，減少塑料製品的使用；此外，英國門店針對外賣塑料袋及一次性餐具實行額外收費，以鼓勵顧客減少不必要的使用，從而推動可持續消費習慣。展望未來，我們計劃在外賣服務中進一步推廣環保材料，增加使用可降解即棄用品，包括即棄補充護理包、即棄餐具及環保包裝，以進一步減少外賣服務中產生的不可回收廢棄物，減少對環境的長期負擔。

Emissions management

排放物管理

To effectively reduce greenhouse gas (GHG) emissions, we have set targets to achieve a 12% reduction in annual average Scope 2 emissions from 2022 to 2026 compared to 2021 levels, and to decrease single-restaurant cooking fume emissions by 2026 relative to 2018. The Company has implemented multiple measures for this initiative. One such measure is optimizing our smart dispatch system, namely the food delivery route, to minimize GHG emissions during deliveries. To reduce direct GHG emissions resulting from the use of our products, we have started to use electric hotpots as a partial replacement for fuel-based ones in our takeaway services.

為了有效減少溫室氣體排放，我們已設定目標，計劃在2022至2026年間將範圍2的年均溫室氣體排放量較2021年降低12%，並在2026年年底前較2018年減少單店烹飪油煙排放量。本公司落實了多項措施。例如，我們優化智能派單系統，通過優化送餐路線，減少送餐過程中產生的溫室氣體排放。而外送業務方面，我們亦以使用電火鍋替代部分燃料火鍋，以減少產品在使用過程中產生的直接溫室氣體排放。

We are extensively exploring strategies to promote the reduction of GHG emissions in our daily operations, such as the use of energy-saving kitchen equipment. We also focus on reducing the Scope 1 direct energy emissions that we may have in operations, including achieving full-load transportation of our logistics vehicle and planning the best distribution routes to minimize carbon emissions.

我們正廣泛研究在日常營運中促進溫室氣體減排的落實安排，例如使用節能廚房設備。我們亦關注營運中可能產生的範圍1能源直接排放，例如實現物流車輛滿載運輸及規劃最佳配送路線，務求將碳排放降至最低。

186 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Energy-efficient green operations

節能綠色運營

To achieve sustainable development, Super Hi implements energy-saving and emission-reduction initiatives across all operational aspects, targeting a 3% reduction in average single-restaurant electricity consumption by the end of 2025 compared to 2018 levels. We strictly comply with energy-related regulations in all operating regions, such as the Energy Conservation Act of Singapore. Internally, we promote cloud documentation and knowledge base to encourage paperless work, reducing paper product usage and fostering an eco-friendly work environment.

為了實現可持續發展，特海將節能減排和綠色低碳的行動落實到運營的各個環節中，目標於2025年年底前，單店平均用電量較2018年降低3%。並嚴格遵守運營地有關能源的法例，例如新加坡的《能源節約法案》等。在公司內，我們推廣使用雲文檔和知識庫，鼓勵線上無紙化辦公，減少紙製品使用，打造綠色環保工作環境。

To conserve energy and reduce emissions of CO_2, NOx, and SO_2, we continue advancing R&D projects for intelligent energy-control systems and air-source heat pump heat recovery systems, contributing to a green-economic society that harmonizes human activity with nature. During the Reporting Period, the above projects have been applied in 117 restaurants and saved 30.08 million kWh of electricity annually, equivalent to reducing 33,000 tons of carbon emissions.

為節省能源，並減少二氧化碳、氮氧化物和二氧化硫的排放，我們持續推進節能智控系統的設計研發項目，以及空氣源熱泵熱回收系統的設計研發項目，努力打造人與自然和諧共生的綠色經濟型社會。報告期內，上述項目已推廣到117家餐廳，年度節電3,008萬度，等同減少3.3萬噸碳排放。

We optimize operational models by developing systems like electronic ordering, online queuing for dining, and online queuing for nail services, which not only improve efficiency but also save more paper. To reduce energy consumption and Scope 2 GHG emissions, we plan to install air conditioning and mechanical ventilation systems in all new restaurants. These systems will automatically assess real-time operational conditions to enable intelligent coordinated control, delivering appropriate fresh air volumes while incorporating heat recovery technology to capture and store thermal energy for future use. Going forward, we will continue evaluating our operations to achieve sustained energy efficiency by upgrading or improving existing restaurant equipment and energy management systems.

我們亦優化運營模式，例如研發電子點單、線上就餐排號、線上美甲排號等系統，提升效能之餘，亦能節約紙張。為減少能源消耗及減少範圍2溫室氣體排放，我們計劃為所有新餐廳安裝空調及機械通風系統，以自動判斷餐廳的實時營業狀況，實現智能聯動控制，供應合適的清新空氣量，從而回收並儲存熱量以供未來使用的熱回收系統。往後，我們將繼續審視自身運營情況以持續節能，尋求更新或改進現有餐廳的設備及能源管理系統。

年度報告 2024 Annual Report 187

Environmental, Social and Governance Report
環境、社會及管治報告

Regarding water resource management, we aim to decrease wastewater discharge by 5% and water consumption per RMB1 million revenue by 5% by the end of 2025 compared to 2018 levels. This Year, Super Hi did not encounter any issues related to water withdrawal in its operations. We made proactive efforts to save water and electricity, in which the water-saving measures involve:

- putting up water conservation reminder stickers in washrooms
- reducing water pressure to the lowest practicable level
- turning off the faucets
- using dual-flush toilets
- repairing dripping faucets immediately
- recycling washing sewage for cleaning and irrigation
- carrying out regular concealed pipe leak tests and checking overflowing water tanks
- using faucets and urinals with water-saving labels
- using faucets and urinals with infrared sensing
- checking meter readings regularly and for hidden leaks
- using integrated dishwashers to wash dishes

In the future, we aim to further enhance our water-saving efforts by upgrading the cleaning equipment used in our restaurants and providing training and guidance to improve our employees' water-saving habits.

As we actively expand into overseas markets with growing operational scale and increasing restaurant numbers, we will continually evaluate the applicability of our environmental protection targets and consider adjusting them to non-quantitative objectives when appropriate.

另外，針對水資源管理，我們目標於2025年年底前，污水排放量較2018年降低5%，每人民幣1百萬元收入的耗水量較2018年減少5%。本年度特海在營運方面並無任何取水的問題。我們積極開展節水、節電活動，其中採取的節水措施如下：

- 在各洗手間內張貼節約用水提醒標貼
- 把水壓降低至可行的最低程度
- 關緊水龍頭
- 使用雙沖水式馬桶
- 立即維修滴水的水龍頭
- 循環再用洗盥污水進行清潔及灌溉
- 定期進行隱蔽水管滲漏測試及檢查滿瀉的水缸
- 使用具有節水標籤的水龍頭和小便器
- 使用具備紅外線感應的水龍頭及小便池
- 定期檢查水表讀數及有無隱蔽的漏水現象
- 採用集中開洗碗機清洗餐具

為進一步節約用水未來，我們計劃提升餐廳使用的清洗設備，並向僱員提供培訓及指引以改善節約用水習慣。

隨着我們積極拓展海外市場、運營規模擴大及門店數量增加，我們將持續審視環境保護目標適用性，考慮適時調整為非量化目標。

188 特海国际控股有限公司
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環境、社會及管治報告

5.2. Addressing Climate Change

As an internationally renowned restaurant chain, we recognize the inherent connection between climate change-related risks and our operations. During the Reporting Period, we reviewed the identified climate change risks and determined corresponding mitigation measures to minimize or avoid potential impacts on the Company's operations and finances. The detailed climate change risk analysis is presented in the following table:

5.2. 應對氣候變化

作為國際知名連鎖餐廳品牌，我們知曉氣候變化相關風險與我們具有緊密的聯繫。報告期內，我們回顧了已識別的氣候變化風險，並確定落實相應的緩解措施，以最大程度避免或降低氣候變化相關風險可能對本公司運營和財務帶來的影響。具體的氣候變化風險分析詳見下表：

Risk Description 風險描述	Potential Consequences 潛在後果	Measures 應對措施
Acute physical change risks 急性實體變化風險	• The primary energy source for our operations is electricity, which may be affected by extreme climate events, potentially disrupting operations at our business locations • 我們運營的主要能源是電力，可能會受到極端氣候災害影響，從而影響營運據點運作	• Save the electronic versions of relevant documents for backup, and set up the backup data storage center in another location. • 保存有關文件的電子版本以作備份，備用數據存儲中心應在異地。
Chronic physical risks 慢性實體風險	• Persistent high temperatures can affect the indoor environment and workplace conditions (such as kitchens), thus affecting the health of employees in the workplace • 持續的高溫會影響室內環境和工作場所條件（如廚房），從而影響工作場所內員工的健康	• Enhance employees' awareness of heat-related diseases; • 加強員工對暑熱壓力相關疾病的意識； • Adopt more low-cost emission reduction measures to benefit the climate and mitigate potential future energy price risks; • 通過使用更多低成本的減排措施，有利氣候環境的同時，降低未來可能的能源價格上漲的風險； • Conduct proper safety management on site, pay close attention to weather changes, stop relevant work in time in case of extreme weather, and transfer employees and equipment to a safe area. • 做好現場安全管理，及時關注天氣變化，及時停止相應工作，將員工、設備轉移到安全地帶。

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Risk Description 風險描述	Potential Consequences 潛在後果	Measures 應對措施
Policy and regulatory risks 政策及法規風險	• Put forward tougher public disclosure requirements for emissions • 更嚴格的排放公開披露要求	• Keep an eye on whether the relevant government departments have introduced new rules and ordinances, and integrate them into the management strategy. • 密切關注政府相關部門是否有出台新的相關法規條例，並整合到管理策略中。
Market risk 市場風險	• Customers prefer partnering with environmentally conscious enterprises, necessitating corporate investment in transitioning to more sustainable operational models • 客戶傾向於與關注環保理念的企業合作，企業須投放成本去更新為更符合環境效益的模式	• Develop alternative sourcing strategies for imported raw materials to mitigate international supply chain risks. • 制定國外進口原物料替代方案，應對國外物流風險。

190 特海国际控股有限公司
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Environmental, Social and Governance Report
環境、社會及管治報告

6. COMMUNITY ENGAGEMENT TO BUILD A HARMONIOUS HOME TOGETHER

6.1. Dedicated Involvement in Social Welfare Endeavors

As a practitioner of corporate social responsibility, Super Hi is committed to participating in social welfare activities, giving back to society through donations and material contributions, and spreading corporate compassion.

6. 社區連心，共築和諧家園

6.1. 熱心社會公益

作為企業社會責任的踐行者，特海堅持投身於社會公益活動中，通過捐款及物資捐贈等方式回饋社會，傳遞企業大愛。

Case 案例

Malaysia Restaurant Donation Initiative
馬來西亞餐廳捐贈活動

In Malaysia, our restaurants actively fulfill social responsibilities by engaging in various community welfare activities. During the Reporting Period, we organized visits to nursing homes and orphanages, donating food, daily necessities, and other supplies. We also invited residents from these institutions to dine at our restaurants, enabling them to experience social care and support. Additionally, one of our Malaysian restaurants hosted a charity art exhibition where participants purchased children's artwork for 5 Malaysian Ringgit per piece, with proceeds used to purchase daily necessities for orphanages. These initiatives demonstrate our commitment to community care and support, assisting vulnerable groups while promoting sustainable social development.

在馬來西亞，我們的餐廳積極履行社會責任，通過一系列公益活動回饋社區。報告期內，我們組織探訪了老人院和孤兒院，捐贈食品、日用品等物資，並邀請請孤兒院和老人院的居民到店用餐，讓他們感受社會的關懷。此外，其中一家馬來西亞餐廳舉辦慈善畫展，參與者以5馬來西亞令吉購買小朋友的畫作，善款用於採購生活必需品送往孤兒院。這些舉措體現了我們對社區的關懷與支持，助力弱勢群體，推動社會可持續發展。

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環境、社會及管治報告

We also actively participate in community events. Our Thailand restaurants sponsored two marathon events during the Reporting Period, while our Singapore restaurants supported a running event by providing catering services for participants and staff, through which we promote a healthy lifestyle. Furthermore, our Singapore restaurants collaborated with schools to organize basketball competitions, encouraging student participation in sports. These activities not only support community development but also enhance our brand image, strengthen ties between us and the community, and demonstrate our social responsibility.

我們還積極參與社區活動。我們的泰國餐廳在報告期內贊助了兩場馬拉松活動，新加坡餐廳亦贊助了一場跑步活動，為參賽者和工作人員提供提餐飲支持，推廣健康生活方式。此外，新加坡餐廳亦與學校合作，舉辦籃球比賽，鼓勵學生參與體育活動。這些活動不僅支持了社區發展，也提升了我們的品牌形象，加強了與社區的紐帶，展現了我們的社會責任感。

At the operational level, we also practice social responsibility. Our Thailand restaurants hire individuals with intellectual disabilities, locally referred to as "heartwarming employees". During the Reporting Period, 26 such employees were hired across Thailand, alleviating employment pressures for people with disabilities.

在運營層面，我們同樣踐行社會責任。我們泰國區域各餐廳招聘智力障礙人群，泰國稱其為「愛心員工」，報告期內，泰國區域共招聘了26名「愛心員工」工作，為社會緩解殘障人群的就業壓力。

Additionally, we actively engage in cultural exchange initiatives, organizing charity performances like "face-changing" to provide participants with opportunities to learn and experience diverse cultures, fostering cultural diversity and inclusivity.

同時，我們亦積極積極參與文化傳播，舉辦「變臉」義演等文化交流活動，為參與者提供了學習與體驗不同文化的機會，促進了文化多樣性的傳播與包容。

192 特海国际控股有限公司
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年 度 報 告 2024 Annual Report 193 Environmental, Social and Governance Report 環境、社會及管治報告 Thailand Restaurant “Face-Changing” Charity Performance 泰國餐廳「變臉」義演活動 In Thailand, our restaurants regularly host “face-changing” charity performances at nearby schools, allowing students to appreciate the charm of Chinese culture while learning about multiculturalism. Each performance attracts numerous teachers and students, creating an enthusiastic atmosphere. We also prepare eco-friendly gifts for students, such as reusable water bottles and stationery sets, to promote the idea of sustainable development. These activities not only strengthen our bond with the community but also demonstrate our commitment to social responsibility, injecting vitality and hope into youth development. 在泰國，我們的餐廳定期在附近學校舉辦「變臉」義演，讓學生感受中華文化的魅力，同時了解多元文化。 每次義演都吸引眾多師生參與，氣氛熱烈。我們還為學生準備了環保小禮品，如可重複使用的水杯和文具套 裝，傳遞可持續發展理念。這些活動不僅拉近了我們與社區的距離，也展現了我們對社會責任的擔當，為青 少年的成長注入活力與希望。 Case 案例

Environmental, Social and Governance Report
環境、社會及管治報告

APPENDIX I: SUMMARY OF SUSTAINABILITY DATA[2,3]

附錄一：可持續發展數據摘要[2,3]

The summary of sustainability data for this Year in respect of environment scope is as follows:

以下是本年度的環境範疇可持續發展數據摘要：

Environment Scope[4,5] 環境範疇[4,5]	Unit 單位	FY2024 2024財年
Air Emission **空氣排放物**		
Nitrogen oxides (NO_x) 氮氧化物(NO_x)	Kg 千克	1,856.58
Sulfur oxides (SO_x) 硫氧化物(SO_x)	Kg 千克	2.86
Particulate matter (PM) 顆粒物(PM)	Kg 千克	159.79
GHG Emission[6] **溫室氣體排放[6]**		
Scope 1 範圍1	tCO_2e 公噸二氧化碳當量	7,421.20
Scope 2 範圍2	tCO_2e 公噸二氧化碳當量	73,716.91
Total GHG emission (Scope 1 and 2) 溫室氣體排放總量（範圍1和2）	tCO_2e 公噸二氧化碳當量	81,138.11
GHG emission per unit of operating revenue 單位營業收入溫室氣體排放	tCO_2e/USD million 公噸二氧化碳當量／百萬美元	104.25

2 Due to rounding, sub-totals may not sum exactly to grand totals.
3 This Year, the Company continues to expand into new countries, resulting in an increase in some environmental data compared to previous years.
4 Environmental data covers restaurants and offices under Super Hi International Holding Ltd.'s entities.
5 This Year, the vehicle fuel consumption only includes company-owned vehicles.
6 Greenhouse gas emission calculation methods reference the Corporate Accounting and Reporting Standard under Greenhouse Gas Protocol published by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), and the Sixth Assessment Report issued by the Intergovernmental Panel on Climate Change (IPCC); for Scope 2 calculations, grid emission factors reference the national average grid factor in the Announcement on Publishing 2022 Electricity Carbon Dioxide Emission Factors issued by the Ministry of Ecology and Environment, grid emission factors of operating countries, and national grid greenhouse gas emission factors from the Carbon Footprint database.

2 由於四捨五入的關係，分項數據與總數或有細微差異。
3 本年度公司持續進入新國家開展業務，因此部分環境數據較往年上升。
4 環境數據涵蓋特海国际控股有限公司實體的餐廳及辦公場所。
5 本年度車輛燃料用量僅收集公司自有車輛。
6 溫室氣體排放量計算方法參考世界資源研究所(WRI)和世界可持續發展工商理事會(WBCSD)發佈的《溫室氣體核算體系企業核算與報告標準》、政府間氣候變化專門委員會(IPCC)發佈的《第六次評估報告》；用於範圍二計算的電網排放因數參考生態環境部發佈的《關於發佈2022年電力二氧化碳排放因子的公告》中的全國平均電網因子、各運營地國家的電網排放因子、Carbon footprint碳數據庫的各國電網溫室氣體排放因子。

194 特海国际控股有限公司 Super Hi International Holding Ltd.

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Environment Scope[4,5] 環境範疇[4,5]	Unit 單位	FY2024 2024財年
Energy Consumption **能源消耗**		
Diesel consumption 柴油耗用量	L 公升	57,299.38
Gasoline consumption 汽油耗用量	L 公升	131,977.43
Natural gas consumption 天然氣消耗量	m^3 立方米	3,175,183.55
Natural gas consumption per unit of operating revenue 單位營業收入天然氣消耗量	m^3/USD million 立方米／百萬美元	4,079.60
Total electricity consumption 耗電總量	kWh 千瓦時	128,361,161.17
Total comprehensive energy consumption 綜合能源消耗總量	kWh 千瓦時	164,380,472.72
Total electricity consumption per unit of operating revenue 單位營業收入耗電總量	kWh/USD million 千瓦時／百萬美元	164,923.35
Use of Resources **資源使用**		
Total water consumption 耗水總量	m^3 立方米	2,474,703.84
Water consumption per unit of operating revenue 耗水量單位營業收入	m^3/USD million 立方米／百萬美元	3,179.59
Non-hazardous Waste **無害廢棄物**		
Non-hazardous Waste Generated **無害廢棄物產生量**		
Waste cooking oil generated 餐飲廢油產生量	Ton 公噸	2,930
Recyclable waste generated 可回收廢棄物產生量	Ton 公噸	2,800
Unrecyclable kitchen waste generated 不可回收餐廚垃圾產生量	Ton 公噸	10,900
Non-hazardous waste generated per unit of operating revenue 單位營業收入無害廢棄物產生量	Ton/USD million 公噸／百萬美元	21.37

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Environment Scope[4,5] 環境範疇[4,5]	Unit 單位	FY2024 2024財年
Non-hazardous waste recycled **無害廢棄物回收量**		
Waste cooking oil disposal rate 餐飲廢油處理率	% %	100
Office waste 辦公生活垃圾	Ton 公噸	445
Hazardous Waste **有害廢棄物**		
Hazardous Waste Generated[7] **有害廢棄物產生量[7]**		
Main unit 主機	set 台	3
Display 顯示器	set 台	3
Laptop 筆記本	set 台	30
Abandoned server 廢棄服務器	set 台	5
Surveillance camera equipment 監控攝像設備	set 台	21
POS terminal POS收款機	set 台	6
Projector 投影儀	set 台	6
Total Package Material Usage **包裝材料使用總量**		
Meal box 餐盒	Ton 公噸	167.14
Paper cup 紙杯	Ton 公噸	40.99
Packing bag 打包袋	Ton 公噸	152.67
Disposable tableware 即棄餐具	Ton 公噸	172.66
Other package materials 其他包裝材料	Ton 公噸	181.84
Package material used per unit of operating revenue 單位營業收入包裝材料使用量	Ton/USD million 噸／百萬美元	0.92

7 This Year's hazardous waste categories newly include servers and POS terminals.

7 本年度有害廢棄物種類新增披露主機及POS收款機。

196 特海国际控股有限公司 Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

The summary of sustainability data of the Company for this Year in respect of social scope is as follows:

以下是本年度本公司的社會範疇可持續發展資料摘要：

Social Scope 社會範疇	Unit 單位	FY2024 2024財年
Number of employees[8] 員工人數[8]		
Total number of employees 員工總數	number 人數	13,057
Number of employees by gender 按性別劃分的員工人數		
Male 男性	number 人數	6,848
Female 女性	number 人數	6,209
Number of employees by employee category 按員工類別劃分的員工人數		
Full-time 全職	number 人數	9,854
Part-time 兼職	number 人數	3,203
Number of employees by employee function 按員工職能劃分的員工人數		
Restaurant management employees 餐廳管理員工	number 人數	389
Other restaurant employees 其他餐廳員工	number 人數	12,105
HQ and regional functional employees 總部及區域職能人員	number 人數	563
Number of employees by region 按地區劃分的員工人數		
Southeast Asia 東南亞	number 人數	8,333
East Asia 東亞	number 人數	1,868
North America 北美	number 人數	1,788
Others 其他	number 人數	1,068

8 Represents the number of employees as of December 31, 2024.

8 此為截止2024年12月31日的員工人數。

年度報告 2024 Annual Report 197

198 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Social Scope Unit FY2024 社會範疇 單位 2024財年 Number of employees by age group 按年齡組別劃分的員工人數 Employees aged 30 and below number 10,323 30歲及以下員工 人數 Employees aged 31-44 number 1,914 31-44歲員工 人數 Employees aged 45 and above number 820 45歲以上員工 人數 Turnover rate9, 10 員工流失率9, 10 Total turnover rate % 49.55 總流失率 % Turnover rate by gender 按性別劃分的流失率 Male % 24.91 男性 % Female % 24.63 女性 % Turnover rate by age group 按年齡劃分的流失率 Employees aged 30 and below % 42.42 30歲及以下員工 % Employees aged 31-44% 5.19 31-44歲員工 % Employees aged 45 and above % 1.94 45歲以上員工 % Turnover rate by region 按地區劃分的員工流失率 Southeast Asia % 32.14 東南亞 % East Asia % 6.72 東亞 % North America % 6.84 北美 % Others % 3.85 其他 % 9 The formula for calculating the percentage of turnover rate is: number of employee attrition ÷ (number of employee attrition + number of employees at the end of the Year) × 100% 10 Calculated based on regular employees, all of the above included part-time employees. 9 員工流失率百分比計算算式為：流失僱員人數÷（流失僱員人數+年終僱員人數）×100%。 10 基於正式員工計算，以上均含兼職員工。

Environmental, Social and Governance Report
環境、社會及管治報告

Social Scope 社會範疇	Unit 單位	FY2024 2024財年
Occupational health and safety **職業健康與安全**		
Number of work-related fatalities (2022, 2023 and 2024) 因工死亡人數(2022年度、2023年度及2024年度)	number 人數	0
Rate of work-related fatalities occurred in each of the past three years including reporting year 過去三年(包括匯報年度)每年因工亡故的比率	percentage 百分比	0
Rate of work days lost due to work-related injuries[11] 因工傷損失工作日數比率[11]		22.32
Development and Training[12] **發展與培訓[12]**		
The percentage of employees trained by gender 按性別劃分的受訓僱員百分比		
Female 女性	% %	100
Male 男性	% %	100
The percentage of employees trained by employee category 按僱員類別劃分的受訓僱員百分比		
Restaurant management employees 餐廳管理員工	% %	100
Other restaurant employees 其他餐廳員工	% %	100
HQ and regional functional employees 總部及區域職能員工	% %	100
The average training hours completed per employee by gender 按性別劃分的每名僱員完成受訓的平均時數		
Male 男性	hours 小時	28.19
Female 女性	hours 小時	27.92
The average training hours completed per employee by employee category 按僱員類別劃分的每名僱員完成受訓的平均時數		
Restaurant management employees 餐廳管理員工	hours 小時	35.80
Other restaurant employees 其他餐廳員工	hours 小時	27.22
HQ and regional functional employees 總部及區域職能員工	hours 小時	6.68

11 The rate of work days lost due to work-related injuries = total working days lost ÷ total working hours × 200,000.

12 The percentage of trained employees in this category = The number of employees trained in this category ÷ The number of employees in this category by the end of the Year × 100%.

11 因工傷損失工作日數比率=總損失工作日數÷總工作小時數x200,000。

12 該類別的員工受訓百分比=該類別的員工受訓人數÷該類別年終員工人數×100%。

年度報告 2024 Annual Report 199

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環境、社會及管治報告

APPENDIX II: CONTENT INDEX OF ESG REPORTING GUIDE

附錄二：有關《環境、社會及管治報告指引》內容索引

KPIs 指標內容			Relevant Chapters 相關章節
A. Environmental **A. 環境範疇**			
A1: Emissions A1：排放物	General Disclosures 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. 有關廢氣及溫室氣體排放、向水及土地的排污、有害及無害廢物的產生等的：(a)政策；及(b)遵守對發行人有重大影響的相關法律及規例的資料。	5. Harmonious Coexistence with Nature and Low-Carbon Green Operations 5.自然共生，低碳綠色經營
	A1.1	The types of emissions and respective emissions data. 排放物種類及相關排放數據。	Appendix I: Summary of Sustainability Data 附錄一：可持續發展數據摘要
	A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions and intensity. 直接（範圍1）及能源間接（範圍2）溫室氣體總排放量及密度。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A1.3	Total hazardous waste produced and intensity. 所產生有害廢棄物總量及密度。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A1.4	Total non-hazardous waste produced and intensity. 所產生無害廢棄物總量及密度。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A1.5	Description of emissions target(s) set and steps taken to achieve them. 描述所訂立的排放量目標及為達到這些目標所採取的步驟。	5.1 Environmentally Friendly Operations 5.1環境友好經營
	A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. 描述處理有害及無害廢棄物的方法，及描述所訂立的減廢目標及為達到這些目標所採取的步驟。	5.1 Environmentally Friendly Operations 5.1環境友好經營

200 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

KPIs 指標內容			Relevant Chapters 相關章節
A2: Use of Resources A2：資源使用	General Disclosures 一般披露	Policies on the efficient use of resources, including energy, water and other raw materials. 有效使用資源（包括能源、水及其他原材料）的政策。	5. Harmonious Coexistence with Nature and Low-Carbon Green Operations 5.自然共生，低碳綠色經營
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total and intensity. 按類型劃分的直接及╱或間接能源（如電、氣或油）總耗量及密度。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A2.2	Water consumption in total and intensity. 總耗水量及密度。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them. 描述所訂立的能源使用效益目標及為達到這些目標所採取的步驟。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. 描述求取適用水源上可有任何問題，以及所訂立的用水效益目標及為達到這些目標所採取的步驟。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
	A2.5	Total packaging material used for finished products and with reference to per unit produced. 製成品所用包裝材料的總量及每生產單位佔量。	5.1 Environmentally Friendly Operations Appendix I: Summary of Sustainability Data 5.1環境友好經營 附錄一：可持續發展數據摘要
A3: The Environment and Natural Resources A3：環境及天然資源	General Disclosures 一般披露	Policies on minimising the issuer's significant impacts on the environment and natural resources. 減低發行人對環境及天然資源造成重大影響的政策。	5. Harmonious Coexistence with Nature and Low-Carbon Green Operations 5.自然共生，低碳綠色經營
	A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. 描述業務活動對環境及天然資源的重大影響及已採取管理有關影響的行動。	5.1 Environmentally Friendly Operations 5.1環境友好經營

年度報告
2024 Annual Report
201

202 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 A4: Climate Change A4：氣候變化 General Disclosures 一般披露 Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer. 識別及應對已經及可能會對發行人產生影響的重 大氣候相關事宜的政策。 5.1 Environmentally Friendly Operations 5.1環境友好經營 A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them. 描述已經及可能會對發行人產生影響的重大氣候 相關事宜，及應對行動。 5.2 Addressing Climate Change 5.2應對氣候變化 KPIs 指標內容 B. Social Category B. 社會範疇 B1: Employment B1：僱傭 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. 有關薪酬及解僱、招聘及晉升、工作時數、假 期、平等機會、多元化、反歧視以及其他待遇及 福利的：(a)政策；及(b)遵守對發行人有重大影響 的相關法律及規例的資料。 4. Nurturing Talent to Drive Business Growth, Empowering Workforce Development 4.育才興企，助力人才發展 B1.1 Total workforce by gender, employment type, age group and geographical region. 按性別、僱傭類型、年齡組別及地區劃分的僱員 總數。 4.1 Equal and Compliant Employment Appendix I: Summary of Sustainability Data 4.1平等合規僱傭 附錄一：可持續發展數據摘要 B1.2 Employee turnover rate by gender, age group and geographical region. 按性別、年齡組別及地區劃分的僱員流失比率。 4.1 Equal and Compliant Employment Appendix I: Summary of Sustainability Data 4.1平等合規僱傭 附錄一：可持續發展數據摘要

Environmental, Social and Governance Report
環境、社會及管治報告

KPIs 指標內容			Relevant Chapters 相關章節
B2: Health and Safety B2：健康與安全	General Disclosures 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. 有關提供安全工作環境及保障僱員避免職業性危害的：(a)政策；及(b)遵守對發行人有重大影響的相關法律及規例的資料。	4.3 Occupational Health and Safety 4.3職業健康安全
	B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. 過去三年（包括匯報年度）每年因工亡故的人數及比率。	4.3 Occupational Health and Safety Appendix I: Summary of Sustainability Data 4.3職業健康安全 附錄一：可持續發展數據摘要
	B2.2	Lost days due to work injury. 因工傷損失工作日數。	4.3 Occupational Health and Safety Appendix I: Summary of Sustainability Data 4.3職業健康安全 附錄一：可持續發展數據摘要
	B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored. 描述所採納的職業健康與安全措施，以及相關執行及監察方法。	4.3 Occupational Health and Safety 4.3職業健康安全
B3: Development and Training B3：發展及培訓	General Disclosures 一般披露	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. Description of training activities. 有關提升僱員履行工作職責的知識及技能的政策。描述培訓活動。	4.2 Empowering Career Development for Talents 4.2賦能人才成長
	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management). 按性別及僱員類別（如高級管理層、中級管理層等）劃分的受訓僱員百分比。	4.2 Empowering Career Development for Talents 4.2賦能人才成長
	B3.2	The average training hours completed per employee by gender and employee category. 按性別及僱員類別劃分，每名僱員完成受訓的平均時數。	4.2 Empowering Career Development for Talents Appendix I: Summary of Sustainability Data 4.2賦能人才成長 附錄一：可持續發展數據摘要

年度報告
2024 Annual Report
203

204 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 B4: Labour Standards B4：勞工準則 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour. 有關防止童工或強制勞工的：(a)政策；及(b)遵守 對發行人有重大影響的相關法律及規例的資料。 4.1 Equal and Compliant Employment 4.1平等合規僱傭 B4.1 Description of measures to review employment practices to avoid child and forced labour. 描述檢討招聘慣例的措施以避免童工及強制勞 工。 4.1 Equal and Compliant Employment 4.1平等合規僱傭 B4.2 Description of steps taken to eliminate such practices when discovered. 描述在發現違規情況時消除有關情況所採取的步 驟。 4.1 Equal and Compliant Employment 4.1平等合規僱傭 B5: Supply Chain Management B5：供應鏈管理 General Disclosures 一般披露 Policies on managing environmental and social risks of the supply chain. 管理供應鏈的環境及社會風險政策。 3.2 Sustainable Supply Chain 3.2可持續供應鏈 B5.1 Number of suppliers by geographical region. 按地區劃分的供應商數目。 3.2 Sustainable Supply Chain 3.2可持續供應鏈 B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. 描述有關聘用供應商的慣例，向其執行有關慣例 的供應商數目、以及有關慣例的執行及監察方 法。 3.2 Sustainable Supply Chain 3.2可持續供應鏈 B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. 描述有關識別供應鏈每個環節的環境及社會風險 的慣例，以及相關執行及監察方法。 3.2 Sustainable Supply Chain 3.2可持續供應鏈 B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. 描述在揀選供應商時促使多用環保產品及服務的 慣例，以及相關執行及監察方法。 3.2 Sustainable Supply Chain 3.2可持續供應鏈

Environmental, Social and Governance Report
環境、社會及管治報告

KPIs 指標內容			Relevant Chapters 相關章節
B6: Product Responsibility B6：產品責任	General Disclosures 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. 有關所提供產品和服務的健康與安全、廣告、標籤及私隱事宜以及補救方法的：(a)政策；及(b)遵守對發行人有重大影響的相關法律及規例的資料。	1. Priority on Quality and Building Food Safety Defenses 2. Customer First, First-Class Dining Experience 1.品質優先，築牢食安防線 2.客戶至上，一流用餐體驗
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons. 已售或已運送產品總數中因安全與健康理由而須回收的百分比。	1.1 Safeguarding Food Safety and Quality 1.1嚴守食安質量
	B6.2	Number of products and services related complaints received and how they are dealt with. 接獲關於產品及服務的投訴數目以及應對方法。	2.1 Safeguarding Customer Rights and Interests 2.1客戶權益保障
	B6.3	Description of practices relating to observing and protecting intellectual property rights. 描述與維護及保障知識產權有關的慣例。	1.2 Innovative and Diversified Menu Items 1.2創新多元餐品
	B6.4	Description of quality assurance process and recall procedures. 描述質量檢定過程及產品回收程序。	1.1 Safeguarding Food Safety and Quality 1.1嚴守食安質量
	B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored. 描述消費者數據保障及私隱政策，以及相關執行及監察方法。	2.1 Safeguarding Customer Rights and Interests 2.1客戶權益保障

年度報告
2024 Annual Report
205

206 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 B7: Anti-corruption B7：反貪腐 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. 有關防止賄賂、勒索、欺詐及洗黑錢的：(a)政 策；及(b)遵守對發行人有重大影響的相關法律及 規例的資料。 3.1 Compliant and Stable Operation 3.1合規穩健經營 B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases. 於匯報期內對發行人或其僱員提出並已審結的貪 污訴訟案件的數目及訴訟結果。 3.1 Compliant and Stable Operation 3.1合規穩健經營 B7.2 Description of preventive actions and reporting procedures and relevant implementation and supervision methods 描述防範措施及舉報程序，以及相關執行及監察 方法。 3.1 Compliant and Stable Operation 3.1合規穩健經營 B7.3 Description of anti-corruption training provided to directors and employees. 描述向董事及員工提供的反貪污培訓。 3.1 Compliant and Stable Operation 3.1合規穩健經營 B8: Community Investment B8：社區投資 General Disclosures 一般披露 Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests. 有關以社區參與來了解營運所在社區需要和確保 其業務活動會考慮社區利益的政策。 6. Community Engagement to Build a Harmonious Home Together 6.社區連心，共築和諧家園 B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport). 專注貢獻範疇（如教育、環境事宜、勞工需求、 健康、文化、體育）。 6. Community Engagement to Build a Harmonious Home Together 6.社區連心，共築和諧家園 B8.2 Resources contributed to the focus area. 在專注範疇所動用資源。 6. Community Engagement to Build a Harmonious Home Together 6.社區連心，共築和諧家園

年 度 報 告 2024 Annual Report 207 Independent Auditor’s Report 獨立核數師報告 TO THE SHAREHOLDERS OF SUPER HI INTERNATIONAL HOLDING LTD. (Incorporated in the Cayman Islands with limited liability) REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OPINION We have audited the consolidated financial statements of Super Hi International Holding Ltd. (“the Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 214 to 336, which comprise the consolidated statement of financial position as at December 31, 2024, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, and of its consolidated financial performance, consolidated changes in equity and consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (IASB) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 致特海国际控股有限公司列位股東 （於開曼群島註冊成立的有限公司） 就審計綜合財務報表出具的報告 意見 我們已審計第214至336頁所載的特海国 际控股有限公司（「貴公司」）及其附屬公 司（統稱為「貴集團」）的綜合財務報表， 其中包括於2024年12月31日的綜合財務 狀況表、截至該日止年度的綜合損益及 其他全面收益表、綜合權益變動表及綜 合現金流量表以及綜合財務報表附註（包 括重要會計政策及其他解釋資料）。 我們認為，隨附綜合財務報表已根據國 際會計準則委員會頒佈的國際財務報告 準則會計準則，對貴集團於2024年12月 31日的綜合財務狀況及截至該日止年度 的綜合財務表現、綜合權益變動及綜合 現金流量作出真實公平的評估，並已遵 照《香港公司條例》的披露規定妥為編製。 意見的基礎 我們已根據國際審計準則（「國際審計準 則」）進行審計。我們在該等準則下的責 任在我們的報告「核數師就審計綜合財務 報表須承擔的責任」一節作出進一步闡 述。根據國際會計師道德準則委員會的 國際專業會計師道德守則（包括國際獨 立準則）（「國際會計師道德準則委員會守 則」），我們獨立於貴集團，且我們已根 據國際會計師道德準則委員會守則履行 其他道德責任。我們相信，我們所獲得 的審計憑證屬充分及恰當，可為我們的 意見提供基礎。

208 特海國際控股有限公司 Super Hi International Holding Ltd. Independent Auditor’s Report 獨立核數師報告 關鍵審計事項 關鍵審計事項是我們根據專業判斷，認 為對本年度綜合財務報表的審計最為重 要的事項。該等事項在我們審計整體綜 合財務報表及出具意見時進行處理。我 們不會對該等事項提供單獨的意見。 KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion of these matters. Key audit matter 關鍵審計事項 Impairment of property, plant and equipment and right-of-use assets in restaurants As disclosed in Notes 16 and 17 to the consolidated financial statements of the Group, the management of the Group has conducted impairment assessment by estimating the recoverable amounts of property, plant and equipment and right-of-use assets for restaurants (each restaurant of the Group is identified as a cash generating unit) with impairment indications as at December 31, 2024. Impairment loss for property, plant and equipment amounted to USD2,308,000 and net reversal of impairment for right-of-use assets amounted to USD2,355,000 have been recognized during the year. The recoverable amount of each cash generating unit is mainly determined by management based on the value-in-use calculation of each restaurant with indications of impairment identified. The value-in-use model involves significant management estimation and judgement, in particular in determining certain key assumptions adopted in the cash flow forecasts. We identified the impairment of property, plant and equipment and right-of-use assets in restaurants as a key audit matter because of the significance of the balances on the consolidated statement of financial position at December 31, 2024 and the significant degree of estimation and judgement made by the management in determining the recoverable amounts of property, plant and equipment and right-of-use assets. 餐廳的物業、廠房及設備以及使用權資 產減值 如貴集團綜合財務報表附註16及17所披 露，於2024年12月31日，貴集團管理 層已通過估計有減值跡象的餐廳（貴集團 各餐廳被視為現金產生單位）的物業、 廠房及設備以及使用權資產之可收回金 額進行減值評估。本年度已確認的物 業、廠房及設備的減值虧損及使用權資 產減值淨額撥回分別為2,308,000美元及 2,355,000美元。 各現金產生單位的可收回金額主要由管 理層根據已識別存在減值跡象的各餐廳 的使用價值計算予以釐定。使用價值模 型涉及管理層所作的重大估計及判斷， 特別是在釐定現金流量預測所採納的若 干主要假設時。 由於結餘對於2024年12月31日之綜合財 務狀況表有重要性及管理層所作估計及 判斷於釐定物業、廠房及設備以及使用 權資產可收回金額的重大影響，我們將 餐廳物業、廠房及設備以及使用權資產 減值識別為關鍵審計事項。

年 度 報 告 2024 Annual Report 209 Independent Auditor’s Report 獨立核數師報告 How the matter was addressed in the audit 如何在審計中處理該等事項 Our audit procedures in relation to impairment of property, plant and equipment and right-of-use assets included the following: • Reviewed management’s assessment and determination of impairment indication for property, plant and equipment and right-of-use assets; • Obtained an understanding of the process, assessed the design and implementation of the controls relevant to our audit in relation to verification and authorization of inputs to the value-in-use calculation of property, plant and equipment and right-of-use assets; • For a selection of management’s assessments, our testing performed included the following: i. Performed review of the key assumptions including revenue growth, EBITDA margin, discount rates used by the management in the value-in-use calculation to historical performance, and the performance of the Group’s other restaurants in the same region; ii. Checked on the arithmetic accuracy of value-in-use calculation of property, plant and equipment and right-of-use assets; iii. Performed retrospective review of management forecast for the year end December 31, 2024 by comparing the actual results with management forecast, discuss and obtained from management explanation for any significant variances identified; iv. Performed prospective review, including actual results subsequent to year end to date of report, discussed and obtained from management explanation for any unusual trend or variances identified in 2025 forecast; and v. Reviewed the management’s sensitivity analysis. • On a sample basis, involved internal specialist team to review the reasonableness of discount rates used in the value-in-use calculation. Based on our procedures, we noted management’s key assumptions to be within a reasonable range of our expectations and the disclosures made in the financial statements are adequate and appropriate. 我們就物業、廠房及設備以及使用權資 產減值進行的審計程序包括下列各項： • 審閱管理層對物業、廠房及設備以 及使用權資產減值跡象的評估及釐 定； • 了解與審計有關的流程並評估控制 措施的設計與實施，包括對餐廳的 物業、廠房及設備以及使用權資產 的使用價值計算的輸入值進行驗證 及審批； • 對於管理層的一系列評估，我們進 行了以下測試： i. 審核主要假設，包括收入增 長、EBITDA利潤率、管理層 在計算使用價值時就過往表現 使用的貼現率，以及同一地區 貴集團其他餐廳的表現； ii. 檢查物業、廠房及設備以及使 用權資產的使用價值計算的算 術準確性； iii. 對截至2024年12月31日止年 度的管理層預測進行回顧性的 審查，將實際結果與管理層所 作的業績預測相比較，與管理 層探討並了解任何重大差異產 生的原因； iv. 對年末後至報告日期的實際業 績等進行回顧性的審查，將實 際結果與2025年的業績預測 相比較，與管理層討論並了解 任何異常趨勢或差異產生的原 因；及 v. 審查管理層所作的敏感度分 析。 • 以抽樣的形式，請內部專家團隊審 查計算使用價值所用貼現率的合理 性。 基於我們的程序，我們認為管理層所作 的關鍵假設在我們預期的合理範圍內， 且在財務報表中所作的披露屬充分且適 當。

210 特海國際控股有限公司 Super Hi International Holding Ltd. Independent Auditor’s Report 獨立核數師報告 綜合財務報表及其核數師報告以外的 資料 貴公司董事須對其他資料負責。其他資 料包括刊載於年報內的資料，但不包括 綜合財務報表及我們的核數師報告。 我們對綜合財務報表的意見並無涵蓋其 他資料，且我們亦不會就此發表任何形 式的鑒證結論。 就我們審計綜合財務報表而言，我們的 責任是閱讀其他資料，並於閱讀過程 中考慮其他資料是否與綜合財務報表或 我們在審計過程中獲悉的資料存在重大 抵觸或在其他方面似乎存在重大錯誤陳 述。基於我們已進行的工作，如果我們 的結論是其他資料存在重大錯誤陳述， 我們須報告該事實。就此而言，並無任 何事項須我們作出報告。 董事及治理層就綜合財務報表須承擔的 責任 貴公司董事負責根據國際會計準則委員 會頒佈的國際財務報告準則會計準則及 《香港公司條例》的披露要求編製真實公 平的綜合財務報表，並對其認為為使綜 合財務報表的編製不存在由於欺詐或錯 誤而導致的重大錯誤陳述所需的內部控 制負責。 在編製綜合財務報表時，董事負責評 估貴集團持續經營的能力，在適用情況 下披露與持續經營有關的事項並使用持 續經營會計基礎，除非董事有意將貴集 團清盤或停止經營，或別無其他實際的 替代方案。 治理層負責監督貴集團的財務報告過程。 INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS’ REPORT THEREON The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process.

年 度 報 告 2024 Annual Report 211 Independent Auditor’s Report 獨立核數師報告 核數師就審計綜合財務報表須承擔的 責任 我們的目標是就綜合財務報表整體而言 是否不存在由於欺詐或錯誤而導致的重 大錯誤陳述取得合理憑證，並按照我們 協定的委聘條款僅向閣下（作為整體）出 具載有我們意見的核數師報告，且報告 不可用作其他用途。我們並不就本報告 之內容對任何其他人士負責或承擔任何 責任。合理憑證是高層次的保證，但不 能保證按照國際審計準則進行的審計總 能發現存在的重大錯誤陳述。錯誤陳述 可以由欺詐或錯誤產生，如果合理預期 錯誤陳述單獨或匯總起來可能影響財務 報表使用者依據財務報表作出的經濟決 策，則該錯誤陳述可被視作重大。 在根據國際審計準則進行審計的過程 中，我們運用了專業判斷，並保持專業 懷疑態度。我們亦： • 識別及評估由於欺詐或錯誤而導致 綜合財務報表存在重大錯誤陳述的 風險，設計及執行審計程序以應對 該等風險，以及獲取充足和適當的 審計憑證，以為我們的意見提供基 礎。由於欺詐可能涉及串謀、偽 造、蓄意遺漏、虛假陳述，或淩駕 內部控制的情況，因此未能發現因 欺詐而導致的重大錯誤陳述的風險 高於未能發現因錯誤而導致的重大 錯誤陳述的風險。 • 了解與審計相關的內部控制，以設 計適當的審計程序，但並非旨在 對貴集團內部控制的有效性發表意 見。 • 評估董事所採用會計政策的恰當性 及作出會計估計和相關披露的合理 性。 AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

212 特海國際控股有限公司 Super Hi International Holding Ltd. Independent Auditor’s Report 獨立核數師報告 • 對董事採用持續經營會計基礎的恰 當性作出結論，並根據所獲取的審 計憑證，判斷可能影響貴集團的持 續經營能力的事項或情況是否存在 重大不確定性。如果我們認為存在 重大不確定性，則有必要在核數師 報告中提請財務報表使用者注意財 務報表中的相關披露。若有關披露 不足，則應當修訂我們的意見。我 們的結論乃基於直至核數師報告日 期所取得的審計憑證得出。然而， 未來事項或情況可能導致貴集團不 能持續經營。 • 評估財務報表的整體呈報方式、結 構和內容，包括披露資料，以及財 務報表是否公平反映相關交易和事 項。 • 規劃及進行集團審計以就貴集團內 實體或業務活動的財務資料獲取充 足及適當的審計憑證，以便對綜合 財務報表發表意見。我們負責貴集 團審計的方向、監督和執行。我們 為審計意見承擔全部責任。 我們與治理層就（其中包括）計劃的審計 範圍、時間安排、重大審計發現等進行 溝通，該等發現包括我們在審計中識別 出的內部控制的任何重大缺陷。 我們亦向治理層作出聲明，指出我們已 符合有關獨立性的相關道德要求，並與 彼等溝通可能合理地被認為會影響我們 獨立性的所有關係和其他事項，以及（如 適用）為消除威脅採取的行動或採用的防 範措施。 • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the group audit to obtain sufficient appropriate audit evidences regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

年 度 報 告 2024 Annual Report 213 Independent Auditor’s Report 獨立核數師報告 從與治理層溝通的事項中，我們確定對 本期間綜合財務報表的審計至關重要的 事項，因而構成關鍵審計事項。我們在 核數師報告中描述此等事項，除非法律 或法規不允許公開披露事項，或在極端 罕見的情況下，如果合理預期在我們報 告中溝通某事項造成的負面後果超過產 生的公眾利益，則我們決定不應在報告 中溝通該事項。 出具本獨立核數師報告的審計項目合夥 人是Lai San Kong女士。 Deloitte & Touche LLP 執業會計師及特許會計師 新加坡 2025年3月25日 From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Ms. Lai San Kong. Deloitte & Touche LLP Public Accountants and Chartered Accountants Singapore March 25, 2025

214 特海國際控股有限公司 Super Hi International Holding Ltd. Consolidated Statement of Profit or Loss and Other Comprehensive Income 綜合損益及其他全面收益表 For the year ended December 31, 2024 截至2024年12月31日止年度 Notes 2024 2023 附註 2024年 2023年 USD’000 USD’000 千美元 千美元 Revenue 收入 6 778,308 686,362 Other income 其他收入 7 7,523 6,695 Raw materials and consumables used 原材料及易耗品成本 (257,723) (234,715) Staff costs 員工成本 12 (259,293) (226,033) Rentals and related expenses 租金及相關開支 12 (20,136) (17,161) Utilities expenses 水電開支 (28,358) (26,054) Depreciation and amortization 折舊及攤銷 12 (80,972) (78,557) Traveling and communication expenses 差旅及通訊開支 (6,449) (5,756) Listing expenses 上市開支 (2,460) (1,745) Other expenses 其他開支 8 (70,735) (62,682) Other (losses) gains – net 其他（虧損）收益淨額 9 (17,924) 1,177 Finance costs 財務成本 10 (8,538) (8,424) Profit before tax 稅前溢利 33,243 33,107 Income tax expense 所得稅開支 11.1 (11,844) (7,850) Profit for the year 年內溢利 12 21,399 25,257 Other comprehensive income 其他全面收益 Item that may be reclassified subsequently to profit or loss: 其後可能重新分類至損益 的項目： Exchange differences arising on translation of foreign operations 換算海外業務產生匯兌 差額 12,028 4,627 Total comprehensive income for the year 年內全面收益總額 33,427 29,884 Profit for the year attributable to: 以下人士應佔年內溢利： Owners of the Company 本公司擁有人 21,801 25,653 Non-controlling interests 非控股權益 (402) (396) 21,399 25,257 Total comprehensive income attributable to: 以下人士應佔全面收益 總額： Owners of the Company 本公司擁有人 33,829 30,280 Non-controlling interests 非控股權益 (402) (396) 33,427 29,884 Earnings per share 每股盈利 Basic and diluted (USD) 基本及攤薄（美元） 15 0.04 0.05 See accompanying notes to consolidated financial statements. 請參閱隨附的綜合財務報表附註。

Consolidated Statement of Financial Position
綜合財務狀況表

As at December 31, 2024
於2024年12月31日

		Notes 附註	2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Non-Current Assets	**非流動資產**			
Property, plant and equipment	物業、廠房及設備	16	**151,901**	168,724
Right-of-use assets	使用權資產	17	**185,514**	167,641
Intangible assets	無形資產	18	**278**	402
Deferred tax assets	延遲税項資產	11.2	**3,799**	1,995
Other receivables	其他應收款項	20	**1,961**	1,961
Prepayment	預付款項		**373**	295
Rental and other deposits	租賃及其他押金		**17,372**	16,903
			361,198	357,921
Current Assets	**流動資產**			
Inventories	存貨	19	**31,521**	29,762
Trade and other receivables and prepayments	貿易及其他應收款項及預付款項	20	**30,754**	29,324
Rental and other deposits	租賃及其他押金		**3,378**	3,882
Pledged bank deposits	已抵押銀行存款	22	**2,855**	3,086
Bank balances and cash	銀行結餘及現金	22	**254,719**	152,908
			323,227	218,962
Current Liabilities	**流動負債**			
Trade payables	貿易應付款項	23	**30,711**	34,375
Other payables	其他應付款項	24	**38,100**	34,887
Amounts due to related parties	應付關聯方款項	21	**1,329**	842
Tax payable	應付税項		**5,411**	9,556
Lease liabilities	租賃負債	25	**41,407**	38,998
Contract liabilities	合約負債	26	**9,669**	8,306
Provisions	撥備	27	**1,941**	1,607
			128,568	128,571
Net Current Assets	**流動資產淨額**		**194,659**	90,391

年度報告
2024 Annual Report 215

Consolidated Statement of Financial Position

綜合財務狀況表

As at December 31, 2024

於2024年12月31日

		Notes 附註	2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Non-Current Liabilities	**非流動負債**			
Deferred tax liabilities	遞延稅項負債	11.2	**7,504**	1,347
Lease liabilities	租賃負債	25	**171,219**	163,947
Contract liabilities	合約負債	26	**2,980**	3,098
Provisions	撥備	27	**12,493**	7,799
			194,196	176,191
Net Assets	**資產淨額**		**361,661**	272,121
Capital and Reserves	**資本及儲備**			
Share capital	股本	29	**3**	3
Shares held under share award scheme	股份獎勵計劃項下所持股份	29	*****	*
Share premium	股份溢價	29	**550,593**	494,480
Reserves	儲備		**(190,568)**	(224,397)
Equity attributable to owners of the Company	本公司擁有人應佔權益		**360,028**	270,086
Non-controlling interests	非控股權益		**1,633**	2,035
Total Equity	**權益總額**		**361,661**	272,121

* Less than USD1,000.

* 少於1,000美元。

The consolidated financial statements on pages 214 to 336 were approved and authorized for issue by the Board of Directors on March 25, 2025 and are signed on its behalf by:

刊載於第214至336頁的綜合財務報表已於2025年3月25日經董事會批准並授權發行，並由以下人士代為簽署：

SHU Ping
舒萍
March 25, 2025
2025年3月25日

June YANG Lijuan
楊利娟
March 25, 2025
2025年3月25日

See accompanying notes to consolidated financial statements.

請參閱隨附的綜合財務報表附註。

216 特海国际控股有限公司 Super Hi International Holding Ltd.

Consolidated Statement of Changes in Equity
綜合權益變動表
For the year ended December 31, 2024
截至2024年12月31日止年度

		Share capital 股本 USD'000 千美元 (Note 29) (附註29)	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Reserves 儲備 Share premium 股份溢價 USD'000 千美元	Translation reserve 匯兌儲備 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2023	**於2023年1月1日**	3	*	494,480	7,701	23,024	(285,402)	239,806	2,231	242,037
Profit for the year	年內溢利	-	-	-	-		25,653	25,653	(396)	25,257
Other comprehensive income	其他全面收益	-	-	-	4,627	-	-	4,627	-	4,627
Total comprehensive income (expense) for the year	年內全面收益(開支)總額	-	-	-	4,627	-	25,653	30,280	(396)	29,884
Non-controlling interest arising from incorporation of a subsidiary	註冊成立一家附屬公司產生的非控股權益	-	-	-	-	-	-	-	200	200
As at December 31, 2023	**於2023年12月31日**	3	*	494,480	12,328	23,024	(259,749)	270,086	2,035	272,121

年度報告
2024 Annual Report
217

Consolidated Statement of Changes in Equity

綜合權益變動表

For the year ended December 31, 2024

截至2024年12月31日止年度

		Share capital 股本 USD'000 千美元 (Note 29) (附註29)	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Reserves 儲備: Translation reserve 匯兑儲備 USD'000 千美元	Reserves 儲備: Merger reserve 合併儲備 USD'000 千美元	Reserves 儲備: Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2024	**於2024年1月1日**	3	*	494,480	12,328	23,024	(259,749)	270,086	2,035	272,121
Profit for the year	年內溢利	-	-	-	-	-	21,801	21,801	(402)	21,399
Other comprehensive income	其他全面收益	-	-	-	12,028	-	-	12,028	-	12,028
Total comprehensive income (expense) for the year	年內全面收益(開支)總額	-	-	-	12,028	-	21,801	33,829	(402)	33,427
Issue of shares of the Company (Note 29)	本公司發行股份(附註29)	*	-	56,113	-	-	-	56,113	-	56,113
As at December 31, 2024	**於2024年12月31日**	3	-	550,593	24,356	23,024	(237,948)	360,028	1,633	361,661

* Less than USD1,000.

* 少於1,000美元。

See accompanying notes to consolidated financial statements.

請參閱隨附的綜合財務報表附註。

218 特海国际控股有限公司 Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 219 Consolidated Statement of Cash Flows 綜合現金流量表 For the year ended December 31, 2024 截至2024年12月31日止年度 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Operating activities 經營活動 Profit before tax 稅前溢利 33,243 33,107 Adjustments for: 就以下各項作出調整： Finance costs 財務成本 8,538 8,424 Interest income 利息收入 (5,074) (1,846) Depreciation of property, plant and equipment 物業、廠房及設備折舊 43,939 42,742 Depreciation of right-of-use assets 使用權資產折舊 36,910 35,709 Amortization of intangible assets 無形資產攤銷 123 106 Impairment loss, net of reversal 減值虧損，扣除撥回 – property, plant and equipment －物業、廠房及設備 2,308 (3,728) – right-of-use assets －使用權資產 (2,355) (3,916) – goodwill －商譽 – 1,122 – intangible assets －無形資產 – 1,600 Loss on disposal of property, plant and equipment and provision for early termination of leases 出售物業、廠房及設備 的虧損以及提前 終止租賃的撥備 2,290 2,388 Gain on lease termination 終止租賃收益 (1,476) (2,161) Loss on lease modification 租賃變更虧損 – 366 Net gain arising on financial assets at fair value through profit or loss 按公允值計入損益的金融資產產生 的收益淨額 (3,100) (1,552) Loss on disposal of a subsidiary (Note 40) 出售一家附屬公司的虧損（附註40） – 605 Other rental concessions 其他租金減免 – (596) Net foreign exchange loss 匯兌虧損淨額 20,501 7,378 Operating cash flows before movements in working capital 營運資金變動前 經營現金流量 135,847 119,748 Increase in inventories 存貨增加 (1,759) (3,778) Increase in trade and other receivables and prepayments 貿易及其他應收款項以及 預付款項增加 (1,103) (7,529) Decrease in rental and other deposits 租賃及其他押金減少 – 19 (Decrease) Increase in trade payables 貿易應付款項（減少）增加 (3,687) 2,065 Increase in other payables 其他應付款項增加 287 5,771 Increase in contract liabilities 合約負債增加 1,245 7,187 Decrease in provisions 撥備減少 – (150) Increase in amounts due to related parties 應付關聯方款項增加 487 66 Cash generated from operations 經營所得現金 131,317 123,399 Income taxes paid, net of refunds 已付所得稅，扣除退稅 (11,621) (9,354)

220 特海國際控股有限公司 Super Hi International Holding Ltd. Consolidated Statement of Cash Flows 綜合現金流量表 For the year ended December 31, 2024 截至2024年12月31日止年度 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Net cash from operating activities 經營活動所得現金淨額 119,696 114,045 Investing activities 投資活動 Interest received from bank deposits 自銀行存款收取的利息 4,052 1,370 Purchase of financial assets at fair value through profit or loss 購買按公允值計入損益的 金融資產 (233,236) (97,250) Redemption of financial assets at fair value through profit or loss 贖回按公允值計入損益的 金融資產 236,336 98,816 Purchase of property, plant and equipment 購買物業、廠房及設備 (34,742) (32,801) Proceeds on disposals of property, plant and equipment 出售物業、廠房及設備的 所得款項 134 1,790 Purchase of intangible assets 購買無形資產 – (173) Payments for rental deposits 租賃押金付款 (2,027) (1,949) Refund of rental deposits 租賃押金還款 1,867 446 Proceeds from disposal of a subsidiary (Note 40) 出售一家附屬公司的所得款項 （附註40） – 17,389 Withdrawal of pledged bank deposits 撤回已質押銀行存款 – 587 Net cash used in investing activities 投資活動所用現金淨額 (27,616) (11,775) Financing activities 融資活動 Repayments of bank borrowings 償還銀行借款 – (562) Repayments of lease liabilities 償還租賃負債 (43,536) (43,425) Proceeds from issue of share of the Company 本公司發行股份所得款項 56,113 – Capital injection from non-controlling interests 非控股權益的注資 – 200 Net cash from (used in) financing activities 融資活動所得（所用）現金淨額 12,577 (43,787) Net increase in cash and cash equivalents 現金及現金等價物增加淨額 104,657 58,483 Cash and cash equivalents at beginning of the year 年初現金及現金等價物 152,908 93,878 Effect of foreign exchange rate changes 匯率變動的影響 (2,846) 547 Cash and cash equivalents at end of the year 年末現金及現金等價物 254,719 152,908 Represented by: 指： Bank balances and cash (Note 22) 銀行結餘及現金（附註22） 254,719 152,908 See accompanying notes to consolidated financial statements. 請參閱隨附的綜合財務報表附註。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

1. GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping, together with ZY NP LTD, SP NP LTD and NP UNITED HOLDING LTD (collectively the "Controlling Shareholders").

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries are principally engaged in the restaurants operation, delivery business and others located in overseas market outside Mainland China, Hong Kong, Macau and Taiwan (the "Spin-off Business"). The principal activities of the subsidiaries are disclosed in Note 37 to the financial statements.

Items included in the financial statements of each of the Group's entities are recorded using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The Functional Currency of the Company is United State Dollar ("USD"), which is also the presentation currency of the consolidated financial statements.

The consolidated financial statements of the Group for the year ended December 31, 2024 were authorized for issue by the directors on March 25, 2025.

1. 一般資料

本公司於2022年5月6日在開曼群島根據開曼群島第22章公司法(1961年第3號法例，經綜合及修訂)註冊成立為獲豁免有限公司。主要營業地點為1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533，註冊辦事處位於開曼群島Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111。最終控制方為張勇先生及其配偶舒萍女士連同ZY NP LTD、SP NP LTD及NP UNITED HOLDING LTD(統稱「控股股東」)。

本公司股份已於2022年12月30日於香港聯合交易所有限公司(「聯交所」)上市並於2024年5月16日(美國東部標準時間)在納斯達克上市。

本公司為一家投資控股公司，其附屬公司主要從事位於中國大陸、香港、澳門及台灣以外海外市場的餐廳經營、外賣業務以及其他業務(「分拆業務」)。附屬公司的主要業務於財務報表附註37中披露。

計入本集團各實體財務報表的項目乃按相關實體營運所處的主要經濟環境的貨幣(「功能貨幣」)列賬。本公司的功能貨幣為美元(「美元」)，其亦為綜合財務報表的呈列貨幣。

本集團截至2024年12月31日止年度的綜合財務報表已於2025年3月25日由董事授權發佈。

年度報告 2024 Annual Report 221

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Prior to the Group's reorganization as described below, the Spin-off Business was carried out by certain then subsidiaries of Haidilao International Holding Ltd. ("Haidilao International"). To rationalize the structure of the Group in preparation for the listing of the Company's shares on the Main Board of the Stock Exchange of Hong Kong Limited, the companies and business now comprising the Group underwent a group reorganization (the "Group Reorganization") which involves major steps as follows:

i. On December 9, 2020, Singapore Super Hi Dining Pte. Ltd. ("Singapore Super Hi") was incorporated in Singapore by Hai Di Lao Holdings Pte. Ltd. ("Haidilao Singapore"), a wholly-owned subsidiary of Newpai Ltd. ("Newpai"), with an issued share capital of Singapore Dollar ("SGD") 1. On March 25, 2021, 1,999,999 shares were further allotted and issued to Haidilao Singapore, increasing the share capital of Singapore Super Hi to SGD2,000,000. On February 7, 2022, Haidilao Singapore transferred all the shares of Singapore Super Hi to Newpai at a cash consideration of USD1,501,000. Upon completion of the transfer, Singapore Super Hi became a wholly-owned subsidiary of Newpai.

2. 集團重組及綜合財務報表的呈列基準

於本集團進行如下重組之前，分拆業務由海底捞国际控股有限公司(「海底撈國際」)當時若干附屬公司開展。為使本集團架構合理化，以籌備本公司股份於香港聯合交易所有限公司主板上市，現組成本集團的各公司及業務進行集團重組(「集團重組」)，主要步驟如下：

i. 於2020年12月9日，Singapore Super Hi Dining Pte. Ltd.(「Singapore Super Hi」)由Hai Di Lao Holdings Pte. Ltd.(「Haidilao Singapore」，Newpai Ltd.(「Newpai」)的全資附屬公司)在新加坡註冊成立，已發行股本為1新加坡元(「新加坡元」)。2021年3月25日，Haidilao Singapore進一步獲配發及發行1,999,999股股份，使Singapore Super Hi的股本增至2,000,000新加坡元。於2022年2月7日，Haidilao Singapore將Singapore Super Hi的全部股份以現金代價1,501,000美元轉讓予Newpai。轉讓完成後，Singapore Super Hi成為Newpai的全資附屬公司。

222 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

ii. Since February 2022, Singapore Super Hi has undergone a series of transactions to acquire the Spin-off Business from Haidilao Singapore and other subsidiaries of Haidilao International, as set out in further details below:

a. In February 2022, Singapore Super Hi acquired 100% equity interest of Haidilao Korea Co., Ltd., Hai Di Lao Malaysia Sdn. Bhd., Hai Di Lao Melbourne Proprietary Limited, Haidilao New Zealand Limited, U.K. Haidilao Pte. Ltd., Hai Di Lao (Switzerland) Ltd and Hai Di Lao Canada Restaurants Group Ltd. from Haidilao Singapore at a cash consideration of USD13,416,000 in aggregate.

b. On February 28, 2022, HDL Management USA Corporation, a wholly-owned subsidiary of Haidilao Singapore located in the United States of America (the "USA"), acquired the 100% equity interests of another 17 subsidiaries of Haidilao Singapore (as detailed in Note 37) established in the USA by issuing 500,000 ordinary shares to Haidilao Singapore, at a total consideration of USD5,820,000. On March 1, 2022, Haidilao Singapore transferred its 100% equity interest in HDL Management USA Corporation to Newpai by way of dividend in specie. On March 2, 2022, Singapore Super Hi acquired 100% equity interest of HDL Management USA Corporation by issuing 10,000,000 ordinary shares to Newpai, at a consideration of USD5,962,000.

2. 集團重組及綜合財務報表的呈列基準*(續)*

ii. 自2022年2月起，Singapore Super Hi進行了一系列交易，向Haidilao Singapore及海底撈國際其他附屬公司收購分拆業務，進一步詳情載於下文：

a. 2022年2月，Singapore Super Hi向Haidilao Singapore收購Haidilao Korea Co., Ltd、Hai Di Lao Malaysia Sdn. Bhd.、Hai Di Lao Melbourne Proprietary Limited、Haidilao New Zealand Limited、U.K. Haidilao Pte. Ltd.、Hai Di Lao (Switzerland) Ltd及Hai Di Lao Canada Restaurants Group Ltd.的100%股權，總現金代價為13,416,000美元。

b. 2022年2月28日，Haidilao Singapore位於美利堅合眾國（「美國」）的全資附屬公司HDL Management USA Corporation通過向Haidilao Singapore發行500,000股普通股收購Haidilao Singapore另外17家於美國成立的附屬公司（詳見附註37）的100%股權，總代價為5,820,000美元。2022年3月1日，Haidilao Singapore以實物股息的方式將HDL Management USA Corporation的100%股權轉讓予Newpai。2022年3月2日，Singapore Super Hi通過向Newpai發行10,000,000股普通股收購HDL Management USA Corporation的100%股權，代價為5,962,000美元。

年度報告 2024 Annual Report 223

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

ii. *(Cont'd)*

c. On February 28, 2022, Singapore Super Hi acquired 49% equity interest of Hai Di Lao Proprietary (Thailand) Limited from Haidilao Singapore at a cash consideration of USD1. The beneficial ownership of the remaining 51% equity interest of Hai Di Lao Proprietary (Thailand) Limited, including all economic, voting, and other rights and obligations, was possessed by Singapore Super Hi through a series of contractual arrangements effective from February, 2022.

d. On February 28, 2022, Singapore Super Hi acquired 100% equity interest of Hai Di Lao Germany GmbH from Haidilao Singapore at a cash consideration of European Monetary Unit ("EUR") 244,000 (equivalent to USD283,000).

e. In March 2022, Singapore Super Hi acquired 100% equity interests of Singapore Hai Di Lao Dining Pte. Ltd., Hai Di Lao Sydney Proprietary Limited and Hai Di Lao Spain S.L.U. from Haidilao Singapore at a cash consideration of USD4,000 in aggregate.

f. On March 29, 2022, Singapore Super Hi acquired 99% equity interest of PT Haidilao Indonesia Restaurants from Haidilao Singapore at a cash consideration of approximately USD695,000. The remaining 1% equity interest of PT Haidilao Indonesia Restaurants was held by Singapore Hai Di Lao Dining Pte. Ltd., a wholly-owned subsidiary of the Company.

2. 集團重組及綜合財務報表的呈列基準 *(續)*

ii. *(續)*

c. 2022年2月28日，Singapore Super Hi以1美元的現金代價向Haidilao Singapore收購Hai Di Lao Proprietary (Thailand) Limited的49%股權。Hai Di Lao Proprietary (Thailand) Limited其餘51%股權的實益擁有權(包括所有經濟、表決及其他權利與義務)通過一系列自2022年2月起生效的合同安排由Singapore Super Hi擁有。

d. 2022年2月28日，Singapore Super Hi以244,000歐洲貨幣單位(歐元)(相當於283,000美元)的現金代價向Haidilao Singapore收購Hai Di Lao Germany GmbH的100%股權。

e. 2022年3月，Singapore Super Hi向Haidilao Singapore收購Singapore Hai Di Lao Dining Pte. Ltd.、Hai Di Lao Sydney Proprietary Limited及Hai Di Lao Spain S.L.U.的100%股權，總現金代價為4,000美元。

f. 2022年3月29日，Singapore Super Hi以約695,000美元的現金代價向Haidilao Singapore收購PT Haidilao Indonesia Restaurants的99%股權。PT Haidilao Indonesia Restaurants其餘1%的股權由本公司的全資附屬公司Singapore Hai Di Lao Dining Pte. Ltd.持有。

224 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

ii. *(Cont'd)*

g. On April 6, 2022, Singapore Super Hi acquired 100% equity interest of Hai Di Lao Vietnam Co., Ltd. from Haidilao Singapore at a cash consideration of USD1,387,000.

h. On May 20, 2022, Singapore Super Hi acquired 100% equity interest of Haidilao International Treasury Pte. Ltd. from Haidilao Singapore at a cash consideration of SGD1,000,000 (equivalent to USD729,000).

i. In May 2022, Singapore Super Hi acquired 100% equity interest of Singapore Hiseries Pte. Ltd. and Jomamigo Dining Malaysia Sdn. Bhd. from Haidilao Singapore at a total cash consideration of USD3,661,000.

j. On June 2, 2022, Singapore Super Hi acquired 100% equity interest of Haidilao Japan Co., Ltd from Haidilao Singapore at a cash consideration of USD457,000.

k. On June 28, 2022, Singapore Super Hi acquired 100% equity interest of Haidilao International Food Services Malaysia Sdn. Bhd. from Haidilao International Food Services Pte. Ltd., a wholly-owned subsidiary of Haidilao International, at a cash consideration of Malaysian Ringgit ("MYR") 6,294,000 (equivalent to USD1,429,000).

2. 集團重組及綜合財務報表的呈列基準*(續)*

ii. *(續)*

g. 2022年4月6日，Singapore Super Hi以現金代價1,387,000美元向Haidilao Singapore收購Hai Di Lao Vietnam Co., Ltd.的100%股權。

h. 2022年5月20日，Singapore Super Hi向Haidilao Singapore收購Haidilao International Treasury Pte. Ltd.的100%股權，現金代價為1,000,000新加坡元（相當於729,000美元）。

i. 2022年5月，Singapore Super Hi向Haidilao Singapore收購Singapore Hiseries Pte. Ltd.和Jomamigo Dining Malaysia Sdn. Bhd的100%股權，總現金代價為3,661,000美元。

j. 2022年6月2日，Singapore Super Hi以現金代價457,000美元向Haidilao Singapore收購Haidilao Japan Co., Ltd.的100%股權。

k. 2022年6月28日，Singapore Super Hi以現金代價6,294,000馬來西亞令吉（「馬來西亞令吉」）（相當於1,429,000美元），向海底撈國際的全資附屬公司Haidilao International Food Services Pte. Ltd.收購Haidilao International Food Services Malaysia Sdn. Bhd.的100%股權。

年度報告 2024 Annual Report 225

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

ii. *(Cont'd)*

I. In June 2022, Singapore Super Hi acquired the Central Kitchen Business from Haidilao Singapore (the "Central Kitchen Business") and raw material procurement business from Haidilao International Food Services Pte. Ltd. (the "IFS Business"), respectively, at a cash consideration of USD9,553,000 in aggregate. Pursuant to the agreements between relevant counterparties, Singapore Super Hi agreed to purchase the respective group of assets, which qualified as the Central Kitchen Business and IFS Business (the "Purchased Assets"), including inventories, property, plant and equipment, certain deposits and prepayments. Upon transfer of the Central Kitchen Business and IFS Business, the assets and liabilities other than the Purchased Assets would be retained in the Retained Group.

iii. On May 6, 2022, the Company was incorporated in the Cayman Islands as an exempted company with limited liability. The authorized share capital of the Company was USD50,000 divided into 10,000,000,000 Shares with a par value of USD0.000005 each. Upon incorporation, one share was allotted and issued to an independent third party subscriber and such share was then transferred to Newpai. On June 1, 2022, two shares were further allotted and issued to Newpai.

iv. On June 20, 2022, all the shares of Singapore Super Hi were transferred from Newpai to the Company at a consideration of SGD10,117,000 (equivalent to USD7,370,000). Upon completion of the transfer, Singapore Super Hi became a direct wholly-owned subsidiary of the Company.

2. 集團重組及綜合財務報表的呈列基準 *(續)*

ii. *(續)*

I. 2022年6月，Singapore Super Hi分別向Haidilao Singapore收購中央廚房業務（「中央廚房業務」）及向Haidilao International Food Services Pte. Ltd.收購原材料採購業務（「IFS業務」），總現金代價為9,553,000美元。根據相關對手方之間的協議，Singapore Super Hi同意購買各組資產（即合資格為中央廚房業務及IFS業務）（「已購買資產」），包括存貨、物業、廠房及設備、若干按金及預付款項。在轉讓中央廚房業務及IFS業務後，除已購買資產外的資產及負債將保留在留存集團。

iii. 2022年5月6日，本公司在開曼群島註冊成立為獲豁免有限公司。本公司法定股本為50,000美元，分為10,000,000,000股每股面值0.000005美元的股份。註冊成立後，一股股份配發及發行予一名獨立第三方認購人，該股股份其後轉讓予Newpai。於2022年6月1日，兩股股份被進一步配發及發行予Newpai。

iv. 2022年6月20日，Singapore Super Hi的全部股份均由Newpai轉讓予本公司，代價為10,117,000新加坡元（相當於7,370,000美元）。轉讓完成後，Singapore Super Hi成為本公司的直接全資附屬公司。

226 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

Pursuant to the Group Reorganization as detailed above, the Company became the holding company of the Group. The Group comprising the Company and its subsidiaries (including the Central Kitchen Business and the IFS Business) resulting from the Group Reorganization had been under the common control of the Controlling Shareholders throughout the year or since their respective dates of incorporation, where there was a shorter period, and was regarded as a continuing entity. Therefore, merger accounting had been applied for the preparation of the consolidated financial statements.

Intra-group balances, transactions and unrealized gains/losses on intra-group transactions were eliminated in full in preparing the consolidated financial statements.

Historically and prior to the business transfers as above mentioned, the Central Kitchen Business and IFS Business were carried out by Haidilao Singapore and Haidilao International Food Services Pte. Ltd., respectively. Besides, Haidilao Singapore and Haidilao International Food Services Pte. Ltd. also carried out other business which have not been transferred to the Group. The financial information of Central Kitchen Business and IFS Business, which was prepared in accordance with uniform accounting policies to the Group that conform with IFRS Accounting Standards, were derived and extracted from the accounting records of Haidilao Singapore and Haidilao International Food Services Pte. Ltd., on the following bases: for the assets, liabilities, income and expenses that were specifically attributed to the Central Kitchen Business and IFS Business, they were included in the consolidated financial information throughout the year. Items that did not meet the criteria above were not included in the consolidated financial statements.

2. 集團重組及綜合財務報表的呈列基準*(續)*

根據上文詳述的集團重組，本公司成為本集團的控股公司。因集團重組產生的由本公司及其附屬公司（包括中央廚房業務及IFS業務）組成的本集團於整個一年中或自其各自註冊成立日期起（以較短者為準）一直受控股股東的共同控制，並被視為持續實體。因此，綜合財務報表的編製應用合併會計法。

集團內公司間結餘、交易及集團內交易的未變現收益／虧損於編製綜合財務報表時悉數對銷。

於過往及上述業務轉讓前，中央廚房業務及IFS業務分別由Haidilao Singapore及Haidilao International Food Services Pte. Ltd.開展。此外，Haidilao Singapore及Haidilao International Food Services Pte. Ltd.亦開展未轉讓予本集團的其他業務。中央廚房業務及IFS業務的財務資料乃按照符合國際財務報告準則會計準則的本集團統一會計政策而編製，源自並摘錄自Haidilao Singapore及Haidilao International Food Services Pte. Ltd.的會計記錄，所依據基準如下：就具體歸屬於中央廚房業務及IFS業務的資產、負債、收入及開支而言，該等項目於整個一年中列入綜合財務資料中。不符合上述標準的項目不列入綜合財務報表。

年度報告 2024 Annual Report 227

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

In addition, historically and prior to the Group Reorganization as above mentioned, certain expenses incurred by Haidilao International and its subsidiaries were specifically attributable to the Spin-off Business or related to both the Spin-off Business and the other business (the "Retained Business"). For the purpose of preparation of the consolidated financial statements, those expenses that were specifically attributable to the Spin-off Business were included in the consolidated financial statements throughout the year and the expenses that had been incurred commonly for both the Spin-off Business and the Retained Business were allocated between the Spin-off Business and the Retained Business on a reasonable basis.

Prior to the completion of the Group Reorganization, no separate bank accounts were maintained by the Central Kitchen Business and the treasury functions of the Central Kitchen Business were centrally administrated under the Retained Group. The net cash flows used in the Central Kitchen Business and spent on the certain expenses attributable/allocated to the Spin-off Business or the net cash flows generated by the Central Kitchen Business were funded by the Retained Group or kept in the bank accounts of the Retained Group, which was reflected in "Net contribution from (return to) the Retained Group" under the statements of cash flows. Accordingly, the funds provided for or withdrawn from the Retained Group were presented as net contribution from/return to the Retained Group in the consolidated statements of changes in equity as there were no cash and cash equivalents balance for the Central Kitchen Business and the cash spent on the certain expenses attributable/allocated to the Spin-off Business would not be repaid to the Retained Group as agreed among relevant entities. Therefore, the net cash paid or received in each period was considered a contribution or distribution.

2. 集團重組及綜合財務報表的呈列基準*(續)*

此外，於過往及上述集團重組前，海底撈國際及其附屬公司所產生的若干開支具體歸屬於分拆業務或同時與分拆業務及其他業務（「留存業務」）有關。就編製綜合財務報表而言，具體歸屬於分拆業務的開支於整個年中列入綜合財務報表，而分拆業務及留存業務共同產生的開支在分拆業務與留存業務之間合理分配。

集團重組完成前，中央廚房業務並無單獨的銀行賬戶，而中央廚房業務的財務職能由留存集團統一管理。中央廚房業務所用現金流量淨額及用於歸屬於／分配予分拆業務的若干開支或中央廚房業務產生的現金流量淨額由留存集團提供資金或存放於留存集團的銀行賬戶，於現金流量表項下的「留存集團出資（獲得的回報）淨額」反映。因此，留存集團提供或撤出的資金於綜合權益變動表中呈列為留存集團的出資／獲得的回報淨額，因為中央廚房並無現金及現金等價物結餘，而用於歸屬於／分配予分拆業務的若干開支的現金按相關實體所協議將不會向留存集團償還。因此，各期間支付或收到的現金淨額被視為出資或分派。

228 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

2. GROUP REORGANIZATION AND BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS *(Cont'd)*

For the IFS Business, there were separate bank accounts maintained and solely used for the payment and collection pertaining to the IFS Business. Therefore, bank balances and cash of the IFS Business were included in the Group's consolidated statements of financial position before transfer of the IFS Business. Upon transfer of the IFS Business, those bank balances and cash were retained in the Retained Group, which was reflected in "Bank balances and cash retained in the Retained Group upon transfer of the IFS Business" under the statements of cash flows.

Upon the completion of the Group Reorganization immediately prior to the spin-off and listing, Newpai, a company incorporated in the British Virgin Islands ("BVI") and a wholly-owned subsidiary of Haidilao International, became the immediate holding company of the Company. Haidilao International and its subsidiaries, excluding the Group, were collectively referred to as the "Retained Group".

2. 集團重組及綜合財務報表的呈列基準*(續)*

就IFS業務而言，其設有獨立的銀行賬戶並僅用於IFS業務的付款及收款。因此，IFS業務的銀行結餘及現金在轉讓IFS業務前計入本集團的綜合財務狀況表。於轉讓IFS業務後，該等銀行結餘及現金保留在留存集團，已於現金流量表下「轉讓IFS業務後保留在留存集團的銀行結餘及現金」反映。

緊接分拆及上市前完成集團重組後，Newpai（於英屬處女群島（「英屬處女群島」）註冊成立的公司，為海底撈國際的全資附屬公司）成為本公司的直接控股公司。海底撈國際及其附屬公司（本集團除外）統稱為「留存集團」。

年度報告 2024 Annual Report 229

230 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 3. 採納新訂及經修訂準則 採納新訂及經修訂準則－於2024 年1月1日，本集團採納與其業務相 關的所有已頒佈新訂及經修訂國際 財務報告準則會計準則。採納該等 已頒佈新訂╱經修訂國際財務報告 準則會計準則不會導致本集團的會 計政策出現變化，且對當前或先前 年度的披露或所呈報金額並無重大 影響，惟下文所述除外： 國際會計準則第1號的修訂：負債 分類為流動或非流動 本集團於本年度首次採納於2020年 1月發佈的國際會計準則第1號的修 訂。 該等修訂僅影響財務狀況表內流動 或非流動負債的呈列，而不影響任 何資產、負債、收入或開支的金額 或確認時間，或有關該等項目的資 料披露。 該等修訂釐清負債乃基於報告期末 存在的權利分類為流動或非流動， 指明分類不受對實體會否行使權利 延後清償負債的預期所影響，並解 釋倘於報告期末遵守契諾，則權利 即告存在，以及引入「清償」的定 義，以明確清償指向對手方轉讓現 金、股本工具、其他資產或服務。 3. ADOPTION OF NEW AND REVISED STANDARDS Adoption of new and revised Standards – On January 1, 2024, the Group adopted all the new and revised with IFRS Accounting Standards pronouncements that are relevant to its operations. The adoption of these new/revised IFRS Accounting Standards pronouncements does not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years, except as below: Amendments to IAS 1: Classification of Liabilities as Current or Non-current The Group has adopted the amendments to IAS 1, published in January 2020, for the first time in the current year. The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

年 度 報 告 2024 Annual Report 231 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 3. 採納新訂及經修訂準則（續） 國際會計準則第1號的修訂：附有 契約條件的非流動負債 本集團於本年度首次採納於2022年 11月發佈的國際會計準則第1號的 修訂。 該等修訂訂明，實體須於報告期末 或之前遵守的契約條件方會影響實 體於報告日期後至少十二個月內遞 延清償負債的權利（故評估負債的 流動或非流動分類時須考慮該等因 素）。即使僅須於報告日期後評估 是否遵守契約條件，該等契約條件 會影響該權利於報告期末是否存在 （例如基於實體於報告日期財務狀況 的契約條件僅於報告日期後評估是 否遵守契約條件）。 國際會計準則委員會亦訂明，實體 僅須於報告期後遵守的契約條件對 於報告日期後至少十二個月內遞延 清償負債的權利並無影響。然而， 倘實體遞延清償負債的權利乃視乎 實體於報告期後十二個月內是否遵 守契約條件，實體須披露有關資料 以使財務報表使用者能夠了解該等 負債須於報告期後十二個月內償還 的風險。該等資料將包括契約條件 （如契約條件之性質及實體須遵守契 約條件的時間）、相關負債之賬面值 以及表明實體可能難以遵守契約條 件的事實及情況（如有）。 採納該等新訂及經修訂會計準則並 未對財務報表產生任何重大影響。 3. ADOPTION OF NEW AND REVISED STANDARDS (Cont’d) Amendment to IAS 1: Non-current Liabilities with Covenants The Group has adopted the amendments to IAS 1, published in November 2022, for the first time in the current year. The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date). The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants. The adoption of these new and amended accounting standards did not have any material effect on the financial statement.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

3. ADOPTION OF NEW AND REVISED STANDARDS *(Cont'd)*

3. 採納新訂及經修訂準則（續）

New and revised IFRS Accounting Standards in issue but not yet effective

已頒佈但尚未生效的新訂及經修訂國際財務報告準則會計準則

At December 31, 2024, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

於2024年12月31日，本集團並無應用下列已頒佈但尚未生效的新訂及經修訂國際財務報告準則會計準則：

Amendments to IAS 21 國際會計準則第21號的修訂	*Lack of Exchangeability*[1] *缺乏可兑換性*[1]
Amendments IFRS 9 and IFRS 7 國際財務報告準則第9號及國際財務報告準則第7號的修訂	*Classification and measurement of financial instruments*[2] *金融工具的分類及計量*[2]
Amendments IFRS 9 and IFRS 7 國際財務報告準則第9號及國際財務報告準則第7號的修訂	*Contracts Referencing Nature-dependent Electricity*[2] *依賴自然資源的電力合同*[2]
Annual Improvements to IFRS Accounting Standards 國際財務報告準則會計準則年度改進	*Annual Improvements to IFRS Accounting Standards – Volume 11*[2] *國際財務報告準則會計準則年度改進 – 第11卷*[2]
IFRS 18 國際財務報告準則第18號	*Presentation and Disclosures in the Financial Statements*[3] *財務報表的呈列及披露*[3]
Amendments to IFRS 10 and IAS 28 國際財務報告準則第10號及國際會計準則第28號的修訂	*Sales or Contribution of Assets between an Investor and its Associate or Joint Venture*[4] *投資者與其聯營公司或合營企業間的資產出售或投入*[4]

[1] Effective for annual periods beginning on or after January 1, 2025, with early application permitted.

[2] Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

[3] Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

[4] Effective date is deferred indefinitely.

[1] 於2025年1月1日或之後開始的年度期間生效，可提早應用。

[2] 於2026年1月1日或之後開始的年度期間生效，可提早應用。

[3] 於2027年1月1日或之後開始的年度期間生效，可提早應用。

[4] 生效日期無限期延後。

The directors do not expect that the adoption of the new and amendments to IFRS Accounting Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods, except if indicated below.

除下文所述情況外，董事預期採納上文所列新訂及經修訂國際財務報告準則會計準則不會對本集團未來期間的綜合財務報表產生重大影響。

232 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

3. ADOPTION OF NEW AND REVISED STANDARDS *(Cont'd)*

IFRS 18 *Presentation and Disclosures in Financial Statements*

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, IASB has made minor amendments to IAS 7 and IAS 33 *Earnings per Share*.

IFRS 18 introduces new requirements to:

- present specified categories and defined subtotals in the statement of profit or loss;
- provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and
- improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The directors of the Company anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods.

3. 採納新訂及經修訂準則 *(續)*

國際財務報告準則第18號*財務報表的呈列及披露*

國際財務報告準則第18號取代國際會計準則第1號，繼承國際會計準則第1號中多項規定，維持不變，並以新規定加以補充。此外，國際會計準則第1號的若干段落已移至國際會計準則第8號及國際財務報告準則第7號。另外，國際會計準則委員會對國際會計準則第7號及國際會計準則第33號*每股盈利*進行了輕微修訂。

國際財務報告準則第18號引入以下新規定：

- 在損益表中呈列指定類別及定義的小計；
- 在財務報表附註中披露管理階層界定的績效指標(MPM)；及
- 改善匯總及分類。

實體須於2027年1月1日或之後開始的年度報告期間應用國際財務報告準則第18號，並允許提早應用。國際會計準則第7號及國際會計準則第33號的修訂，以及經修訂的國際會計準則第8號及國際財務報告準則第7號，在實體應用國際財務報告準則第18號時生效。國際財務報告準則第18號要求追溯應用，並有特定過渡規定。

本公司董事預期應用該等修訂可能會對本集團未來期間的綜合財務報表產生影響。

年度報告
2024 Annual Report
233

234 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策 會計基準 綜合財務報表乃依據國際會計準則 委員會頒佈的國際財務報告準則會 計準則編製。此外，綜合財務報表 包括聯交所證券上市規則所規定的 適用披露及《香港公司條例》所規定 的適用披露。 綜合財務報表按歷史成本基準編 製，惟若干金融工具按各報告期末 的公允值計量，詳見下文的會計政 策。歷史成本一般按為換取貨品及 服務所支付代價的公允值確定。 公允值是於計量日市場參與者間於 有秩序交易中出售資產所收取或轉 讓負債須支付的價格，而不論該價 格是否可直接觀察取得或可使用其 他估值方法估計。於估計資產或負 債的公允值時，本集團會考慮該等 市場參與者於計量日對資產或負債 定價時所考慮的資產或負債的特 點。於該等綜合財務報表中作計量 及╱或披露用途的公允值乃按此基 準釐定，惟國際財務報告準則第2 號股份基礎付款範圍內之以股份為 基礎的付款交易、國際財務報告準 則第16號租賃範圍內之租賃交易及 與公允值相若但並非公允值的計量 （如國際會計準則第2號存貨中的可 變現價值淨額或國際會計準則第36 號資產減值中的使用價值）除外。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES Basis of accounting The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules of Governing of the Listing of Securities on the Stock Exchange and the applicable disclosures required by the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

年 度 報 告 2024 Annual Report 235 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 會計基準（續） 此外，就財務申報而言，公允值計 量根據公允值計量的輸入值可觀察 程度及公允值計量的輸入值對其整 體的重要性分類為第一、第二或第 三層級，詳情如下： • 第一層級輸入值為本集團於計 量日可獲取的完全相同資產或 負債於活躍市場的報價（未經 調整）； • 第二層級輸入值為資產或負債 的可直接或間接觀察的輸入 值，惟第一層級所包括的報價 除外；及 • 第三層級輸入值為資產或負債 的不可觀察輸入值。 持續經營 於批准綜合財務報表時，董事合理 預期本集團擁有足夠資源於可預見 未來繼續經營。因此，彼等於編製 綜合財務報表時繼續採納持續經營 會計基準。 主要會計政策載列如下。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of accounting (Cont’d) In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date; • Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. Going concern The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements. The material accounting policies are set out below.

236 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 綜合基準 綜合財務報表包括本公司以及由本 公司及其附屬公司所控制的實體的 財務報表。本公司在下列情況下取 得控制權： • 具有對投資對象的權力； • 因參與投資對象業務而承擔可 變回報的風險或享有可變回報 的權利；及 • 能夠使用其權力以影響其回 報。 附屬公司於本集團取得該附屬公司 的控制權時綜合入賬，並於本集團 喪失該附屬公司的控制權時終止綜 合入賬。具體而言，自本集團取得 控制權當日起直至本集團不再控制 附屬公司當日止，本年度內收購或 出售的附屬公司的業績均計入綜合 損益及其他全面收益表。 如有需要，附屬公司的財務報表將 予調整，使其會計政策與本集團的 會計政策一致。 所有集團內公司間的資產、負債、 權益、收入、開支以及本集團各成 員公司間交易的現金流量於綜合入 賬時悉數對銷。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company: • Has the power over the investee; • Is exposed, or has rights, to variable returns from its involvement with the investee; and • Has the ability to use its power to affect its returns. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

年 度 報 告 2024 Annual Report 237 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 綜合基準（續） 在附屬公司的非控股權益與本集團 於其中的權益分開呈列。非控股股 東的權益，即賦予其持有人於清盤 時按比例分佔資產淨額的現時所有 權權益，最初按非控股股東佔被收 購方可識別資產淨額公允值的比例 進行計量。 於收購後，非控股權益的賬面值為 初始確認時該等權益的金額加上非 控股權益於後續權益變動中所佔的 份額。 損益及其他全面收益的各組成部分 為本公司擁有人及非控股權益應 佔。即使非控股權益業績存在赤字 差額，附屬公司全面收益總額為本 公司擁有人及非控股權益應佔。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of consolidation (Cont’d) Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation are initially measured at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

238 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 綜合基準（續） 倘本集團失去對附屬公司的控制 權，於損益確認的出售收益或虧損 乃按(i)已收代價的公允值與任何保 留權益的公允值的總和及(ii)資產 （包括商譽）先前的賬面值減附屬公 司及任何非控股權益負債的差額計 算。所有先前於其他全面收益確認 的有關該附屬公司的款項，將按猶 如本集團已直接出售該附屬公司的 相關資產或負債入賬（即按適用國 際財務報告準則會計準則的規定╱ 許可條文重新分類至損益或轉撥至 另一類權益）。於失去控制權當日在 前附屬公司保留的任何投資的公允 值將根據國際財務報告準則第9號 金融工具於其後入賬時被視為初步 確認的公允值，或（如適用）就於聯 營公司或合資企業的投資進行初步 確認時的成本。 涉及共同控制下業務的業務合併的 合併會計法 綜合財務報表包括共同控制合併發 生過程中的合併業務的財務報表項 目，猶如彼等自合併業務首次受控 制方控制的日期起已綜合入賬。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of consolidation (Cont’d) When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture. Merger accounting for business combination involving businesses under common control The consolidated financial statements incorporate the financial statements items of the combining businesses in which the common control combination occurs as if they had been consolidated from the date when the combining businesses first came under the control of the controlling party.

年 度 報 告 2024 Annual Report 239 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 涉及共同控制下業務的業務合併的 合併會計法（續） 合併業務的資產淨額採用控制方角 度的現有賬面值綜合入賬。概無就 於共同控制合併時的商譽或低價購 買收益確認的金額。此外，以共同 控制下的法律實體所取得的實繳資 本支付的任何代價，於綜合權益表 中計入合併儲備。 綜合損益及其他全面收益表包括各 合併業務自最早列報日期或自合併 業務首次受共同控制日期（以較短 期限為準）起的業績。 業務合併 收購業務以收購法入賬。於業務合 併中之代價轉讓以公允值計量，即 計算於收購日期本集團轉讓資產之 公允值、本集團承擔收購對象前擁 有人之負債以及本集團為換取收購 對象之控制而發行之股本權益之總 和。收購相關成本於產生時在損益 中確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Merger accounting for business combination involving businesses under common control (Cont’d) The net assets of the combining businesses are consolidated using the existing book values from the controlling party’s perspective. No amount is recognized in respect of goodwill or bargain purchase gain at the time of common control combination. Additionally, any consideration paid over the paid in capital acquired of legal entities under common control is recorded in merger reserve in the consolidated statements of equity. The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining businesses from the earliest date presented or since the date when the combining businesses first came under the common control, where there is a shorter period. Business combination Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

240 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 業務合併（續） 於收購日期，所收購可識別之資產 及所承擔之負債以其公允值確認， 惟下列情況除外： • 遞延稅項資產或負債，及僱員 福利安排相關的資產或負債分 別按國際會計準則第12號所 得稅 及國際會計準則第19號 僱員福利確認及計量； • 租賃負債乃按餘下租賃付款 （定義見國際財務報告準則第 16號租賃 ）的現值確認及計 量，猶如被收購租賃於收購日 期為新租賃，惟租期自收購日 期起12個月內結束的租賃除 外。使用權資產按與相關租賃 負債相同的金額確認及計量， 並作出調整以反映與市場條款 相比的有利或不利租賃條款。 商譽以轉讓代價與於被收購方之任 何非控股權益金額相加後總額超過 於收購日期所收購可識別之資產與 所承擔之負債相抵後淨額之差額進 行計量。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Business combination (Cont’d) At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that: • Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; • Lease liabilities are recognized and measured at the present value of the remaining lease payments (as defined in IFRS 16 Leases) as if the acquired leases were new leases at the acquisition date, except for leases for which the lease term ends within 12 months of the acquisition date. Right-of-use assets are recognized and measured at the same amount as the relevant lease liabilities, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms. Goodwill is measured as the excess of the sum of the consideration transferred and the amount of any non-controlling interests in the acquiree over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date.

年 度 報 告 2024 Annual Report 241 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 商譽 收購業務而產生的商譽乃按於收購 業務當日所確定的成本（見上文會 計政策）減累計減值虧損（如有）列 賬。 商譽不予攤銷，惟至少每年進行減 值檢討。就減值測試而言，商譽會 被分配至預期因合併的協同效應而 獲益的本集團各現金產生單位（或 現金產生單位組別），即指就內部管 理而言監控商譽的最低層級且不大 於經營分部的單位。 獲分配商譽的現金產生單位（或現 金產生單位組別）會每年進行減值 測試，或於有跡象顯示有關單位可 能出現減值時更頻密地進行減值測 試。就於報告期內因收購而產生的 商譽而言，獲分配商譽的現金產生 單位（或現金產生單位組別）於該報 告期末前進行減值測試。若可收回 金額少於其賬面值，則減值虧損會 先分配以扣減任何商譽的賬面值， 其後按該單位（或現金產生單位組 別）內各項資產賬面值的比例分配 至其他資產。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Goodwill Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any. Goodwill is not amortized but is reviewed for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment. A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).

242 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 外幣 於編製各個別集團實體之財務報表 時，以該實體功能貨幣以外之貨幣 （外幣）進行之交易按交易日期之現 行匯率確認。於報告期末，以外幣 計值之貨幣項目乃按當日之現行匯 率重新換算。以外幣計值按公允值 列賬之非貨幣項目按釐定公允值當 日之現行匯率重新換算。以外幣按 過往成本計量之非貨幣項目則毋須 重新換算。 結算貨幣項目及重新換算貨幣項目 產生之匯兌差額於其產生期間在損 益中確認。 就呈列綜合財務報表而言，本集團 業務的資產及負債乃使用於報告期 末當前的匯率換算為本集團的呈列 貨幣（美元）。收入及開支項目按期 間平均匯率換算，除非期間匯率劇 烈波動，則使用交易日期的匯率換 算。所產生的匯兌差額（如有）乃於 其他全面收益內確認，並於權益內 的匯兌儲備項下累計（屬於非控股 權益（倘適用））。 於年內處置境外業務的全部權益 時，本公司所有人應佔該業務的外 匯換算儲備中累積的所有匯兌差額 均重新分類至損益。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Foreign currencies In preparing the financial statements of each individual group entity, transactions in currencies other than the Functional Currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise. For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (USD) using exchange rates prevailing at the end of the reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate). Upon the disposal of the entire interest in a foreign operation during the year, all of the exchange differences accumulated in the foreign exchange translation reserve in respect of that operation attributable to the owners of the company are reclassified to profit or loss.

年 度 報 告 2024 Annual Report 243 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 自客戶合約產生的收入 本集團與客戶合約有關的會計政策 資料載於附註6。 政府補助 除非能合理確定本集團將遵守政府 補助所附帶的條件及將獲發有關補 助，否則不會確認政府補助。 政府補助乃於本集團將補助金擬補 償的有關成本確認為開支的期間按 系統化之基準於損益中確認為其他 收入。 為補償已產生的開支或虧損或就給 予本集團即時財務資助且並無未來 相關成本而可收取與收入相關的政 府補助，乃於其成為可收取的期間 於損益內確認。 員工福利 退休福利成本 就界定供款退休福利計劃、國家管 理退休福利計劃及強制性公積金計 劃所支付之款項於員工提供令其可 享有該等供款的服務時確認為開支。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Revenue from contracts with customers Information about the Group’s accounting policies relating to contracts with customers is provided in Note 6. Government grants Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recognized as other income in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Employee benefits Retirement benefit costs Payments to defined contribution retirement benefit schemes, state-managed retirement benefit schemes and the mandatory provident fund scheme are recognized as an expense when employees have rendered service entitling them to the contributions.

244 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 員工福利（續） 短期員工福利 短期員工福利乃按員工提供服務時 預期將予支付之未貼現福利金額確 認。所有短期員工福利均確認為開 支。 員 工 之 應 計 福 利（ 例 如 工 資 及 薪 金、年假及病假）乃於扣減任何已 付金額後確認負債。 稅項 所得稅開支指即期及遞延稅項的總 和。所得稅開支於損益中確認，惟 其與於其他全面收益確認或直接於 權益確認的項目有關時則除外，在 該情況下，即期及遞延稅項亦分別 於其他全面收益確認或直接於權益 確認。倘即期稅項或遞延稅項產生 自業務合併的初始會計處理，稅務 影響計入業務合併的會計處理。 應繳即期稅項乃按年度應課稅溢利 計算。應課稅溢利因其他年度的應 課稅或可扣稅的收益或費用及毋須 課稅或不可扣稅的項目而有別於稅 前溢利（虧損）。本集團的即期稅項 負債乃按報告期末已頒佈或已實質 上頒佈的稅率計算。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Employee benefits (Cont’d) Short-term employee benefits Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense. A liability is recognized for benefits accruing to employees (such as wages and salaries, annual leave and sick leave) after deducting any amount already paid. Taxation Income tax expense represents the sum of the current and deferred tax. Income tax expense is recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination. Current tax payable is based on taxable profit for the year. Taxable profit differs from profit (loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

年 度 報 告 2024 Annual Report 245 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 稅項（續） 遞延稅項就綜合財務報表內資產及 負債賬面值與計算應課稅溢利所採 用相應稅基的暫時差額而確認。遞 延稅項負債一般就所有應課稅暫時 差額確認。遞延稅項資產則一般在 有可能出現應課稅溢利以用作抵銷 可動用的可扣減暫時差額的情況下 就所有可扣減暫時差額作確認。倘 一項交易的資產及負債的初步確認 （業務合併除外）所產生的暫時差額 不會影響應課稅溢利或會計溢利， 且在交易發生時不產生相等的應課 稅和可扣減暫時差額，則該等遞延 稅項資產及負債將不予確認。此 外，倘暫時差額產生自商譽的初始 確認，則遞延稅項負債將不予確認。 遞延稅項負債就於附屬公司的投資 有關的應課稅暫時差額確認，除非 本集團能夠控制暫時差額的撥回及 暫時差異有可能於可預見的將來不 會撥回。有關該等投資及權益的可 扣稅暫時差額產生的遞延稅項資產 僅於可能有足夠應課稅溢利以動用 暫時差額的利益時並預期於可預見 的將來撥回才予以確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Taxation (Cont’d) Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

246 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 稅項（續） 遞延稅項資產的賬面值於各報告期 末審閱。倘不再可能有足夠應課稅 溢利以收回全部或部分資產，則削 減遞延稅項資產的賬面值。 遞延稅項資產及負債乃按預期於清 償負債或變現資產期間應用的稅率 （按報告期末已頒佈或已實質上頒佈 的稅率（及稅法））計量。 遞延稅項負債及資產計量反映本集 團於報告期末所預期對收回或清償 其資產及負債的賬面值方式所產生 的稅務結果。 為計量租賃交易的遞延稅項，本集 團首次確定使用權資產或租賃負債 是否會造成減免稅款，而本集團在 該等交易中確認使用權資產及相關 租賃負債。 就租賃負債而減免稅款的租賃交易 及所產生的最終費用而減免稅款的 復墾撥備，本集團將國際會計準則 第12號所得稅規定分別應用於租賃 負債、復墾撥備及相關資產。本集 團確認與租賃負債、關閉及復墾撥 備相關的遞延稅項資產（在有可能 出現應課稅溢利可用作抵銷可扣減 暫時差額的情況下）及就所有應課 稅暫時差額確認遞延稅項負債。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Taxation (Cont’d) The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities. For leasing transactions in which the tax deductions are attributable to the lease liabilities and provision for restoration in which the tax deductions are attributable to ultimate costs incurred, the Group applies IAS 12 Income tax requirements to the lease liabilities, the provision for restoration and the related assets separately. The Group recognizes a deferred tax asset related to lease liabilities, the provisions for decommissioning and restoration to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all taxable temporary differences.

年 度 報 告 2024 Annual Report 247 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 稅項（續） 倘有可依法執行權利動用即期稅項 資產以抵銷即期稅項負債，且遞延 稅項與由同一稅務機構就同一稅務 實體徵收之所得稅相關，則遞延稅 項資產及負債可以互相抵銷。 股份支付 以股權結算的股份支付交易 授予僱員的股份 向僱員及其他提供類似服務的人士 作出的以股權結算的股份支付，按 授出日期的股權工具的公允值計量。 在不考慮所有非市場歸屬條件的情 況下，於授出日期釐定的以股權結 算的股份支付的公允值，根據本集 團對最終將歸屬的股權工具的估 計，在歸屬期內以直線法計入開 支，並相應增加權益（股份獎勵計 劃項下所持股份）。於各報告期末， 本集團根據對所有相關非市場歸屬 條件的評估，修訂其對預期歸屬的 權益工具數量的估計。修訂原始估 計的影響（如有）將於損益中確認， 從而使累計支出反映修訂後的估 計，並對股份支付儲備進行相應的 調整。對於在授出日期立即歸屬的 股份，授出的股份的公允值即刻於 損益中列支。 於歸屬所授出股份時，先前於股份 支付儲備確認的金額會轉撥至股份 溢價。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Taxation (Cont’d) Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority. Share-based payments Equity-settled share-based payment transactions Shares granted to employees Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (shares held under share award scheme). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve. For shares that vest immediately at the date of grant, the fair value of the shares granted is expensed immediately to profit or loss. When shares granted are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

248 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備 物業、廠房及設備指持有用作生產 或提供貨物或服務或作行政用途的 有形資產。物業、廠房及設備（下 文所述永久業權土地及進行中的裝 修除外）乃按成本減其後累計折舊 及其後累計減值虧損（如有）於綜合 財務狀況表列賬。 永久業權土地不計折舊，並按成本 減其後累計減值虧損（如有）計量。 進行中的裝修按成本減任何已確認 減值虧損列賬。成本包括將資產運 至所需地點及達到所需條件而能按 管理層擬定的方式運作所直接產生 的任何成本。當資產可作擬定用途 時，該等資產開始按與其他物業資 產相同之基準計算折舊。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Property, plant and equipment Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment other than freehold lands and renovation in progress as described below are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Freehold lands are not depreciated and are measured at cost less subsequent accumulated impairment losses, if any. Renovation in progress is carried at cost, less any recognized impairment loss. Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

年 度 報 告 2024 Annual Report 249 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備（續） 當本集團就於物業的擁有權權益租 賃土地及樓宇成份付款時，全部代 價於租賃土地及樓宇成份之間按初 始確認時的相對公允值的比例分 配。當有關付款能夠可靠分配時， 於租賃土地的權益於綜合財務狀況 表呈列為「使用權資產」。當代價無 法於非租賃樓宇成份與相關租賃土 地未分配股息之間可靠分配時，全 部物業分類為物業、廠房及設備。 確認折舊旨在按其估計可使用年期 內以直線法撇銷資產（永久業權土 地及進行中的裝修除外）成本減剩 餘價值（附註16）。估計可使用年 期、剩餘價值及折舊方法於報告期 末審閱，而任何估計變動之影響按 前瞻基準列賬。 物業、廠房及設備項目於出售或預 期不會因持續使用該資產產生未來 經濟利益時終止確認。因出售或報 廢物業、廠房及設備項目所產生之 任何收益或虧損按資產之出售所得 款項與賬面值之差額釐定並於損益 中確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Property, plant and equipment (Cont’d) When the Group makes payments for ownership interests of properties which includes both leasehold land and building elements, the entire consideration is allocated between the leasehold land and the building elements in proportion to the relative fair values at initial recognition. To the extent the allocation of the relevant payments can be made reliably, interest in leasehold land is presented as “right-of-use assets” in the consolidated statement of financial position. When the consideration cannot be allocated reliably between non-lease building element and undivided interest in the underlying leasehold land, the entire properties are classified as property, plant and equipment. Depreciation is recognized so as to write off the cost of assets other than freehold lands and renovation in progress less their residual values over their estimated useful lives, using the straight-line method (Note 16). The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

250 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 無形資產 獨立收購的無形資產 獨立收購有限可使用年期的無形資 產按成本減累計攤銷及任何累計減 值虧損入賬。具備有限可使用年期 的無形資產攤銷於其估計可使用年 期以直線法確認。估計可使用年期 及攤銷方法於各報告期末予以審 閱，任何估計變動之影響將按前瞻 基準列賬。 本集團的無形資產主要包括軟件及 許可，並於以下期間按直線法攤 銷： 許可的可使用年期按相關合約許可 期限（包括經評估的重續期）或本集 團預期使用該等許可的期間（以較 短者為準）釐定。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Intangible assets Intangible assets acquired separately Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets of the Group mainly consisted of software and license and are amortized on a straight-line basis over the following periods: Software 1 to 3 years 軟件 1至3年 License 2 to 15 years 許可 2至15年 The useful lives of licenses are determined over the shorter of the relevant contractual license term (including the assessed optional periods) and the periods over which the Group expects to use those licenses.

年 度 報 告 2024 Annual Report 251 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 無形資產（續） 業務合併中收購的無形資產 於業務合併中收購的無形資產與商 譽分開確認，且初始按其於收購日 期之公允值（視為其成本）確認。 首次收購後，無形資產按成本減任 何累計攤銷及任何累計減值虧損入 賬。通過業務合併收購有無限可使 用年期的無形資產與Hao Noodle & Tea Holdings Inc.（「HN&T」）的 品牌相關，須每年進行減值測試， 或倘有事件和情況表明賬面值可能 出現減值時，則個別或按現金產生 單位水平更頻繁地進行減值測試。 此類無形資產不予攤銷。具有無限 可使用年期的無形資產的可使用年 期需每年進行審核，以釐定可使用 年期的評估是否繼續有效。若已失 效，則按前瞻基準將無限可使用年 期的無形資產轉為有限可使用年期 的無形資產。 無形資產於出售時或於預計使用或 出售並無未來經濟利益時終止確 認。不再確認無形資產所產生的收 益或虧損乃按出售所得款項淨額與 該資產賬面值兩者之差額計算，並 於不再確認該資產時計入損益內。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Intangible assets (Cont’d) Intangible asset acquired in a business combination Intangible asset acquired in a business combination is recognized separately from goodwill and is initially recognized at their fair value at the acquisition date (which is regarded as their cost). Following initial acquisition, intangible asset is carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible asset acquired through business combination was related to brand name of Hao Noodle & Tea Holdings Inc. (“HN&T”) with indefinite useful lives, is tested for impairment annually, or more frequently if the events and circumstances indicate that the carrying value may be impaired either individually or at the cash-generating unit level. Such intangible asset is not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss when the asset is derecognized.

252 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備、使用權資產及 無形資產（商譽除外）的減值 於報告期末，本集團審閱其有限可 使用年期的物業、廠房及設備、使 用權資產及無形資產的賬面值，以 確定是否有任何跡象顯示該等資產 已承受減值虧損。倘存在任何該等 跡象，則估計有關資產的可收回金 額以釐定減值虧損的程度（如有）。 單獨估計物業、廠房及設備、使用 權資產及無形資產的可收回金額。 如不可能單獨估計可收回金額，本 集團估計該類資產所屬的現金產生 單位的可收回金額。 於對現金產生單位進行減值測試 時，倘能建立合理一致的分配基 準，公司資產獲分配至相關現金產 生單位，否則會按能建立的合理一 致的分配基準分配至最小的現金產 生單位組別。可收回金額按公司資 產所屬的現金產生單位或現金產生 單位組別釐定，並與相關現金產生 單位或現金產生單位組別的賬面值 進行比較。 可收回金額為以公允值減銷售成本 及使用價值之較高者。於評估使用 價值時，估計未來現金流量以能反 映現時市場評估金錢時間值及該資 產（或現金產生單位）特有風險的稅 前貼現率貼現至其現值，而未來現 金流量的估計則尚未被調整。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Impairment on property, plant and equipment, right-of-use assets and intangible assets other than goodwill At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets, intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount of property, plant and equipment and right-of-use assets, and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

年 度 報 告 2024 Annual Report 253 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備、使用權資產及 無形資產（商譽除外）的減值（續） 倘估計資產（或現金產生單位）之可 收回金額少於其賬面值，資產（或 現金產生單位）之賬面值下調至其 可收回金額。就未能按合理一致的 基準分配至現金產生單位的企業資 產或部分企業資產，本集團會比較 現金產生單位組別賬面值（包括已 分配至該現金產生單位組別的企業 資產或部分企業資產的賬面值）與 該現金產生單位組別的可收回金 額。於分配減值虧損時，減值虧損 首先分配至下調任何商譽（如適用） 的賬面值，其後按該單位或現金產 生單位組別各項資產的賬面值所佔 比例分配至其他資產。資產的賬面 值不會扣減至低於其公允值減出售 成本（倘可計量）、其使用價值（倘 可釐定）及零中的最高者。將另行 分配至資產的減值虧損金額按比例 分配至該單位或現金產生單位組別 的其他資產。減值虧損即時於損益 確認。 倘減值虧損於其後撥回，則該項資 產（或現金產生單位或現金產生單 位組別）之賬面值會增加至其經修 訂之估計可收回金額，惟增加後之 賬面值不得超出假設過往年度並無 就該項資產（或現金產生單位或現 金產生單位組別）確認減值虧損時 原應釐定之賬面值。減值虧損撥回 即時於損益確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Impairment on property, plant and equipment, right-of-use assets and intangible assets other than goodwill (Cont’d) If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior year. A reversal of an impairment loss is recognized immediately in profit or loss.

254 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 存貨 存貨，指調味品、食材及飲料，乃 按成本與可變現淨值兩者中的較低 者入賬。存貨成本乃採用加權平均 法釐定。可變現淨值為存貨的估計 售價減所有估計完工成本及作出銷 售所需成本。作出銷售所需成本包 括銷售直接應佔的增量成本及本集 團作出銷售須產生的非增量成本。 撥備 倘本集團因過往事件而承擔現有責 任（法定或推定），本集團可能須履 行該項責任，且有關責任涉及的金 額能可靠估計時則會確認撥備。 撥備按於報告期末時履行現時責任 所需代價的最佳估計計量（當中已 考慮與責任有關的風險及不確定因 素）時確認金額。倘撥備以估計履 行現時責任的現金流量計量時，其 賬面值為該等現金流量的現值（倘 金錢時間價值的影響屬重大時）。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Inventories Inventories, representing condiment products, food ingredients and beverages, are stated at the lower of cost and net realizable value. Cost of inventories are determined on a weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale. Provisions Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

年 度 報 告 2024 Annual Report 255 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 撥備（續） 復墾撥備 有關將租賃資產恢復至其原況的成 本的撥備，乃按租賃條款及條件的 規定根據管理層對恢復資產所需開 支的最佳估計於租賃開始日期確 認。估計定期進行檢討，並結合新 情況作出適當調整。 租賃 本集團作為承租人 本集團於合約開始時評估合約是否 為或包含租賃。本集團就所有租賃 安排確認使用權資產及相應的租賃 負債，惟若干辦公場所及員工宿舍 的短期租賃除外，該等辦公場所及 員工宿舍的租賃期限為自開始日期 起計12個月或更短，且不包括購買 選擇權和低價值資產租賃。對於該 等租賃，本集團於租賃期內按直線 基準將租賃付款確認為經營開支。 作為一項可行權宜方法，國際財務 報告準則第16號租賃允許承租人不 區分非租賃部分，而是將任何租賃 和相關非租賃部分入賬列為單一安 排。本集團並未使用該可行權宜方 法。對於包含租賃部分及一個或多 個附加租賃或非租賃部分的合約， 本集團根據租賃部分的相對單獨價 格及非租賃部分的總單獨價格將合 約中的代價分配至各租賃部分。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Provisions (Cont’d) Restoration provisions Provisions for the costs to restore leased assets to their original condition, as required by the terms and conditions of the lease, are recognized at the date of inception of the lease at the management’s best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances. Leases The Group as lessee The Group assesses whether a contract is or contains a lease, at inception of the contract. A right-of-use asset and a corresponding lease liability are recognized with respect to all lease arrangements, except for short-term leases of certain office premises and staff quarters that have a lease term of 12 months or less from the commencement date and do not contain a purchase option and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. As a practical expedient, IFRS 16 Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

256 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 租賃負債 租賃負債最初按開始日未支付的租 賃付款的現值計量。於計算租賃付 款的現值時，如果租賃內隱含利率 難以確定，則本集團採用租賃開始 日期的增量借貸利率。 增量借貸利率取決於租賃期限、貨 幣及開始日期，並根據一系列輸入 值釐定，包括：基於政府債券利率 的無風險利率；國家特定的風險調 整；基於債券收益率的信貸風險調 整；及當訂立租賃的實體的風險狀 況與本集團不同，且租賃並未受益 於本集團的擔保時，針對實體作出 的調整。 計入租賃負債計量中的租賃付款包 括固定付款（包括實質固定付款）減 去任何應收租賃獎勵及因終止租賃 而支付的罰款（如果租賃期限反映 本集團行使終止租賃的選擇權）。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Lease liabilities The lease liability is initially measured at the present value of lease payments that are unpaid at the commencement date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate depends on the term, currency and start date of the lease, and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Group and the lease does not benefit from a guarantee from the Group. Lease payments included in the measurement of the lease liability comprise fixed payments (including in-substance fixed payments) less any lease incentives receivable and payments of penalties for terminating a lease if the lease term reflects the Group exercising an option to terminate the lease.

年 度 報 告 2024 Annual Report 257 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 租賃負債（續） 倘出現以下情況，本集團重新計量 租賃負債（並就相關使用權資產作 出相應調整）： • 租期有所變動或行使購買選擇 權的評估發生變化，在此情況 下，相關租賃負債透過使用重 新評估日期的經修訂貼現率貼 現經修訂租賃付款而重新計 量。 • 租賃付款因進行市場租金調查 後市場租金變動而出現變動， 在此情況下，相關租賃負債使 用初始貼現率貼現經修訂租賃 付款而重新計量。 租賃修改 除本集團採用可行權宜方法的新冠 肺炎疫情相關租金減免（見下文） 外，倘出現以下情況，本集團將租 賃修改作為一項單獨的租賃進行入 賬： • 該項修改通過增加使用一項或 多項相關資產的權利擴大了租 賃範圍；及 • 增加租賃的代價，增加的金額 相當於範圍擴大對應的單獨價 格，加上按照特定合約的實際 情況對單獨價格進行的任何適 當調整。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Lease liabilities (Cont’d) The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever: • the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment. • the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate. Lease modifications Except for Covid-19-related rent concessions in which the Group applied the practical expedient (see below), the Group accounts for a lease modification as a separate lease if: • the modification increases the scope of the lease by adding the right to use one or more underlying assets; and • the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

258 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 租賃修改（續） 就未作為一項單獨租賃入賬的租賃 修改而言，本集團基於透過使用修 改生效日期的經修訂貼現率貼現經 修訂租賃付款的經修訂租賃的租期 重新計量租賃負債，減任何應收租 賃獎勵。 本集團通過對有關使用權資產作出 相應調整對重新計量租賃負債入賬。 新冠肺炎疫情相關租金減免 就因新冠肺炎疫情直接產生的租金 減免而言，倘符合以下全部條件， 本集團已選擇應用可行權宜方法不 評估該變動是否屬租賃修改： • 租賃付款的變動使租賃代價有 所修改，而經修改的代價與緊 接變動前租賃代價大致相同， 或少於緊接變動前租賃代價； • 租賃付款的任何減幅僅影響原 到期日為2022年6月30日或之 前的付款；及 • 租賃的其他條款及條件並無實 質變動。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Lease modifications (Cont’d) For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. Covid-19-related rent concessions In relation to rent concessions that occurred as a direct consequence of the Covid-19 pandemic, the Group has elected to apply the practical expedient not to assess whether the change is a lease modification if all of the following conditions are met: • the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; • any reduction in lease payments affects only payments originally due on or before June 30, 2022; and • there is no substantive change to other terms and conditions of the lease.

年 度 報 告 2024 Annual Report 259 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 新冠肺炎疫情相關租金減免（續） 應用可行權宜方法將租金減免導致 的租賃付款變動列賬的承租人將以 同一方式將應用國際財務報告準則 第16號租賃的變動入賬（倘變動並 非租賃修訂）。租賃付款的寬減或豁 免按可變租賃付款列賬。相關租賃 負債作出調整以反映寬減或豁免的 金額，並於該事件發生的期內在損 益中確認相應調整。 使用權資產 使用權資產初始按成本（包括初始 租賃負債、於開始日期或之前支付 的任何租賃付款）減去收到的任何 租賃獎勵及任何初始直接成本；以 及任何修復成本計量。使用權資產 按成本減任何累計折舊及減值虧損 計量，並就租賃負債的任何重新計 量作出調整，惟因本集團採用可行 權宜方法而產生的新冠肺炎疫情相 關租金減免導致的租賃負債調整除 外。 使用權資產於其估計可使用年期及 租期（以較短者為準）內按直線法 計提折舊，並按照類似附註16對物 業、廠房及設備所採取的政策進行 減值測試。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Covid-19-related rent concessions (Cont’d) A lessee applying the practical expedient accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16 Leases if the changes are not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognized in the profit or loss in the period in which the event occurs. Right-of-use assets A right-of-use asset is initially measured at cost comprising the initial lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs; and any restoration costs. The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities other than adjustments to lease liabilities resulting from Covid-19-related rent concessions in which the Group applied the practical expedient. Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, and are tested for impairment in accordance with the policy similar to that adopted for property, plant and equipment in Note 16.

260 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 可退還租賃押金 已付可退還租賃押金根據國際財務 報告準則第9號金融工具列賬並初 始按公允值計量。初始確認的公允 值調整視為額外租賃付款並計入使 用權資產成本。 金融工具 當集團實體成為有關工具合約條款 之一方時，會確認金融資產及金融 負債。 除客戶合約產生的貿易應收款項初 始按國際財務報告準則第15號客戶 合約收入計量外，金融資產及金融 負債初始按公允值計量。直接歸屬 於購置或發行金融資產及金融負債 （按公允值計入損益（「按公允值計 入損益」）的金融資產或金融負債除 外）之交易成本，在初始確認時按 適用情況計入或扣自金融資產或金 融負債之公允值。直接歸屬於購置 按公允值計入損益的金融資產或金 融負債之交易成本即時於損益中確 認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Refundable rental deposits Refundable rental deposits paid are accounted under IFRS 9 Financial Instruments and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets. Financial instruments Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

年 度 報 告 2024 Annual Report 261 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 實際利率法指於相關期間計算金融 資產或金融負債的攤銷成本及分配 利息收入及利息開支的方法。實際 利率指在金融資產或金融負債的預 期年期內或（如適用）更短期間內， 將估計未來現金收款及付款（包括 所支付或收取屬實際利率組成部分 的所有費用及費率、交易成本及其 他溢價或折讓）準確貼現至初始確 認時攤銷成本的利率。 金融資產 所有以常規方式買賣金融資產按照 交易日期基準確認及終止確認。以 常規方式買賣金融資產指須按照市 場規定或慣例所設定的時限交付資 產的買賣。 金融資產的分類及其後計量 滿足下列條件的金融資產其後按攤 銷成本計量： • 金融資產以目標為收取合約現 金流量而持有金融資產的業務 模式持有；及 • 合約條款規定，於指定日期產 生的現金流量僅為支付本金及 未償還本金的利息。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the amortized cost on initial recognition. Financial assets All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. Classification and subsequent measurement of financial assets Financial assets that meet the following conditions are subsequently measured at amortized cost: • the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and • the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

262 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產的分類及其後計量（續） 金融資產如屬以下各項，則為持作 買賣： • 收購目的主要為於短期內出 售；或 • 於初步確認時，其屬於本集團 集中管理的已識別金融工具組 合的一部分且近期確實出現短 期獲利模式；或 • 為未被指定及可有效作為對沖 工具的衍生工具。 (i) 攤銷成本及利息收入 其後按攤銷成本計量的金融資 產的利息收入使用實際利率法 確認。利息收入按將實際利率 應用到金融資產（其後成為信 貸減值的金融資產（見下文） 除外）的賬面總值計算。就其 後出現信貸減值的金融資產而 言，利息收入乃透過對金融資 產於下個報告期之攤銷成本應 用實際利率而確認。倘信貸減 值金融工具的信貸風險有所改 善，以致金融資產不再出現信 貸減值，則利息收入在釐定資 產不再出現信貸減值後，將實 際利率應用於自報告期初起計 的金融資產賬面總值確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Classification and subsequent measurement of financial assets (Cont’d) A financial asset is held for trading if: • it has been acquired principally for the purpose of selling in the near term; or • on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or • it is a derivative that is not designated and effective as a hedging instrument. (i) Amortized cost and interest income Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

年 度 報 告 2024 Annual Report 263 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產的分類及其後計量（續） (ii) 按公允值計入損益的金融資產 不符合按攤銷成本或指定為按 公允值計入其他全面收益計量 標準的金融資產按公允值計入 損益計量。 按公允值計入損益的金融資產 於各報告期末按公允值計量， 而任何公允值收益或虧損於損 益確認。於損益確認的收益或 虧損淨額包括就金融資產所賺 取的任何股息或利息，且計入 「其他收益（虧損）淨額」項目。 金融資產減值 本集團就須根據國際財務報告準則 第9號金融工具計提減值評估的金 融資產（包括押金、貿易及其他應 收款項、應收關聯方款項、其他金 融資產、抵押銀行存款以及銀行結 餘）按預期信貸虧損（「預期信貸虧 損」）模式進行減值評估。預期信貸 虧損金額於各報告日期更新，以反 映自初始確認以來信貸風險的變動。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Classification and subsequent measurement of financial assets (Cont’d) (ii) Financial assets at FVTPL Financial assets that do not meet the criteria for being measured at amortized cost or designated as FVTOCI are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other gains (losses) – net” line item. Impairment of financial assets The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, trade and other receivables, amounts due from related parties, other financial assets, pledged bank deposits and bank balances) which are subject to impairment assessment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

264 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） 整個生命期的預期信貸虧損指於有 關金融工具預期年期內所有可能發 生的違約事件產生的預期信貸虧 損。相反，12個月的預期信貸虧損 （「12個月的預期信貸虧損」）指於 報告日期後12個月內可能發生的違 約事件預期將產生的信貸虧損，是 整個生命期的預期信貸虧損的一部 分。評估乃根據本集團的歷史信貸 虧損經驗進行，並根據債務人特定 因素、一般經濟狀況以及報告日期 當前狀況及對未來狀況預測的評估 作出調整。 本集團始終就貿易應收款項確認整 個生命期的預期信貸虧損。對該等 資產的預期信貸虧損就經濟風險特 點相似的金融工具組合按綜合基準 進行評估。 就所有其他工具而言，本集團會計 量相等於12個月的預期信貸虧損的 虧損撥備，除非自初始確認以來信 貸風險顯著增加，則在此情況下本 集團會確認整個生命期的預期信貸 虧損。評估是否應確認整個生命期 的預期信貸虧損乃基於自初始確認 以來是否可能發生違約事件或風險 是否顯著增加。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant financial instrument. In contrast, 12 months ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. The Group always recognizes lifetime ECL for trade receivables. The ECL on these assets are assessed on a collective basis for portfolios of financial instruments that share similar economic risk characteristics. For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

年 度 報 告 2024 Annual Report 265 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (i) 信貸風險顯著增加 評估信貸風險自初始確認以來 是否顯著增加時，本集團會比 較於報告日期金融工具發生違 約事件的風險與在初始確認日 期金融工具發生違約事件的風 險。於作出有關評估時，本集 團會考慮合理及可靠的定量及 定性資料，包括過往經驗及毋 須付出過多成本或努力可取得 的前瞻性資料。 尤其是，在評估信貸風險是否 顯著增加時，會考慮以下資 料： • 金融工具的外部（倘可獲 得）或內部信用評級實際 或預期明顯轉差； • 信貸風險的外部市場指 標明顯轉差，如信貸息 差或債務人的信貸違約 掉期價格顯著增加； • 預期將導致債務人履行 其債務責任的能力明顯 下降的業務、財務或經 濟狀況的現有或預測不 利變動； • 債務人的經營業績實際 或預期明顯轉差；及 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (i) Significant increase in credit risk In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. In particular, the following information is taken into account when assessing whether credit risk has increased significantly: • an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; • significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor; • existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations; • an actual or expected significant deterioration in the operating results of the debtor; and

266 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (i) 信貸風險顯著增加（續） • 導致債務人履行其債務 責任的能力明顯下降的 債務人監管、經濟或技 術環境的實際或預期重 大不利變動。 無論上述評估的結果如何，本 集團假設倘合約付款逾期超 過30天，則信貸風險自初始 確認以來顯著增加，除非本集 團有能說明信貸風險並無顯著 增加的合理可靠資料，則作別 論。 儘管如上文所述，本集團假設 倘債務工具於報告日期被釐定 為信貸風險較低，則債務工 具的信貸風險自初始確認以 來並無顯著增加。倘(i)違約風 險低；(ii)借款人有強大能力於 近期內履行其合約現金流量責 任；及(iii)經濟及業務狀況的 長期不利變動可能但未必會削 弱借款人履行其合約現金流量 責任的能力，則債務工具被釐 定為信貸風險較低。倘按國際 通用定義債務工具的內部或外 部信用評級為「投資級別」，本 集團認為其信貸風險為低。 本集團定期監控識別信貸風險 是否出現顯著增加所用標準的 有效性，並對其作出適當修訂 以確保在款項逾期前有關標準 能識別信貸風險的顯著增加。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (i) Significant increase in credit risk (Cont’d) • an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations. Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise. Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group considers a debt instrument to have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definition. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

年 度 報 告 2024 Annual Report 267 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (ii) 違約的定義 就內部信貸風險管理而言，本 集團認為，倘內部生成或外部 來源獲得的資料顯示債務人不 太可能向其債權人（包括本集 團）悉數付款（不考慮本集團 持有的任何抵押品），則發生 違約事件。 無論上述情形如何，本集團認 為，倘金融資產逾期超過90 天，則發生違約事件，惟本集 團擁有合理有據資料證明更寬 鬆的違約標準更為合適除外。 (iii) 信貸減值的金融資產 當發生一項或多項對金融資產 預計未來現金流量有不利影響 的事件時，金融資產則出現信 貸減值。金融資產出現信貸減 值的證據包括以下事件的可觀 察數據： (a) 發行人或借款人有重大 財務困難； (b) 違約，例如違約或逾期 事件； (c) 借款人的貸款人因借款 人財務困難相關之經濟 或合約理由而向借款人 提供優惠（在其他情況下 不予考慮）； 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (ii) Definition of default For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group). Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. (iii) Credit-impaired financial assets A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events: (a) significant financial difficulty of the issuer or the borrower; (b) a breach of contract, such as a default or past due event; (c) the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

268 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (iii) 信貸減值的金融資產（續） (d) 借款人將可能陷入破產 或其他財務重組；或 (e) 由於財務困難該金融資 產的活躍市場消失。 (iv) 撇銷政策 倘有資料顯示對手方陷入嚴重 財務困難且無實際收回可能 （例如對手方已清算或已進入 破產程序），或就貿易應收款 項而言，有關金額已逾期超過 兩年（以較早發生者為準），本 集團會撇銷金融資產。在考慮 法律意見（如適用）後，已撇 銷金融資產仍可根據本集團之 收回程序實施強制執行。撇銷 構成終止確認事件。任何其後 收回款項將於損益中確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (iii) Credit-impaired financial assets (Cont’d) (d) it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or (e) the disappearance of an active market for that financial asset because of financial difficulties. (iv) Write-off policy The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

年 度 報 告 2024 Annual Report 269 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (v) 預期信貸虧損的計量及確認 預期信貸虧損之計量值為違約 概率、違約損失率（即違約的 虧損程度）與違約風險暴露的 作用。評估違約概率及違約損 失率乃基於歷史數據及前瞻性 資料。估計預期信貸虧損反映 公正的概率加權金額，並以各 自出現違約的風險為權重而釐 定。本集團經考慮歷史信貸虧 損經驗後使用撥備矩陣並採用 可行權宜方法估計貿易應收款 項的預期信貸虧損，並按毋需 花費不必要成本或精力可取得 的前瞻性資料調整。 一般而言，預期信貸虧損為根 據合約應付本集團的所有合約 現金流量與本集團預期將收取 的現金流量（按初始確認時釐 定的實際利率貼現）之間的差 額。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (v) Measurement and recognition of ECL The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on trade receivables using a provision matrix taking into consideration historical credit loss experience, adjusted for forward-looking information that is available without undue cost or effort. Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

270 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (v) 預期信貸虧損的計量及確認 （續） 本集團按個別基準計量若干押 金、應收關聯方款項及其他金 融資產的預期信貸虧損，對於 經濟風險特點相似的金融工具 組合，則按綜合基準計量。若 干貿易應收款項的整個生命期 的預期信貸虧損乃經考慮了逾 期資料及相關信貸資料（如前 瞻性宏觀經濟資料）的基礎上 綜合考慮。就集體評估而言， 本集團在制定分組時會考慮逾 期情況。管理層定期檢討分組 方法，確保各組別的組成持續 具有相似的信貸風險特徵。 利息收入乃根據金融資產的賬 面總值計算，惟金融資產發生 信貸減值除外，在此情況下， 利息收入根據金融資產的攤銷 成本計算。 本集團於損益內確認所有金融 工具的減值收益或虧損，並透 過虧損撥備賬對其賬面值進行 相應調整。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (v) Measurement and recognition of ECL (Cont’d) The Group measures ECL on an individual basis for certain deposits, amounts due from related parties and other financial assets, or on a collective basis for portfolios of financial instruments that share similar economic risk characteristics. Lifetime ECL for certain trade receivables are considered on a collective basis taking into consideration past due information and relevant credit information such as forward-looking macroeconomic information. For collective assessment, the Group takes into consideration past-due status when formulating the grouping. The grouping is regularly reviewed by the management to ensure the constituents of each group continue to share similar credit risk characteristics. Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset. The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

年 度 報 告 2024 Annual Report 271 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 終止確認金融資產 僅當從資產中收取現金流量的合約 權利到期，或金融資產轉讓且資產 所有權的絕大部分風險及回報轉予 另一實體時，本集團終止確認金融 資產。 終止確認按攤餘成本計量的金融資 產時，資產賬面值與已收及應收代 價總和之間的差額於損益確認。 金融負債及股本 分類為債務或股本 債務及股本工具按照合約安排內容 及金融負債與股本工具的定義分類 為金融負債或股本。 股本工具 股本工具為證明本集團在扣減所有 負債後的資產中擁有剩餘權益的任 何合約。本集團發行的股本工具按 收取的所得款項扣除直接發行成本 予以確認。 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Derecognition of financial assets The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. Financial liabilities and equity Classification as debt or equity Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

272 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 4. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融負債及股本（續） 金融負債 所有金融負債其後採用實際利率法 按攤銷成本計量。 金融負債（包括銀行借款、其他借 款、應付關聯方款項、貿易應付款 項及其他應付款項）其後按攤銷成 本使用實際利率法計量。 終止確認金融負債 當且僅當本集團的責任獲履行、解 除或到期時，本集團終止確認金融 負債。終止確認的金融負債賬面值 與已付及應付代價之間的差額於損 益確認。 5. 估計不明朗因素的主要來源 以下為於報告期末就未來和其他估 計不明朗因素的主要來源所作出的 主要假設，此等假設與以下領域有 關，可致使對下一個財政年度的資 產及負債賬面值作出重大調整的重 大風險，並在相應附註中作出進一 步解釋： 附註16「物業、廠房及設備」：物 業、廠房及設備以及使用權資產的 減值 附註25「租賃負債」：租賃合約貼現 率的釐定 附註11.2「遞延稅項資產（負債）」： 遞延稅項資產的可回收性 4. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial liabilities and equity (Cont’d) Financial liabilities All financial liabilities are subsequently measured at amortized cost using the effective interest method. Financial liabilities including bank borrowings, other borrowings, amounts due to related parties, trade payables and other payables are subsequently measured at amortized cost, using the effective interest method. Derecognition of financial liabilities The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. 5. KEY SOURCES OF ESTIMATION UNCERTAINTY The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are related to the following areas, and further explained in the respective notes: Note 16 ‘Property, plant and equipment’: Impairment of property, plant and equipment and right-of-use assets Note 25 ‘Lease liabilities’: Determination on discount rates of lease contracts Note 11.2 ‘Deferred tax assets (liabilities)’: Recoverability of deferred tax assets

年 度 報 告 2024 Annual Report 273 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 6. 收入 年內，本集團的收入為來自海底撈 餐廳經營、外賣業務及其他業務 （來自向當地顧客及零售商銷售二級 品牌的火鍋調味品及食品）的已收 及應收款項（扣除折扣及銷售相關 稅項），如下： 重大會計政策資料 收入主要來自餐廳經營、外賣業務 及其他。 6. REVENUE During the year, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operation, delivery business and others, which is generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows: 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Types of services or goods 服務或貨物類型 Haidilao restaurant operation 海底撈餐廳經營 747,296 661,162 Delivery business 外賣業務 11,293 9,807 Others 其他 19,719 15,393 Total 總計 778,308 686,362 Timing of revenue recognition 收入確認時間 At point in time 於某一時點 778,308 686,362 Material accounting policy information Revenues are derived principally from restaurant operation, delivery business and others.

274 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 6. 收入（續） 重大會計政策資料（續） 餐廳經營 本集團擁有餐廳的收入於顧客享用 食品且付款時確認，即履行義務的 時候。餐廳經營的銷售額經扣除銷 售稅及折扣呈列。 本集團設立會員積分計劃，藉以向 於餐廳消費的顧客授予會員積分， 而顧客日後於餐廳購買或消費時可 動用會員積分進行抵銷。該等會員 積分授予顧客權利，可透過抵銷會 員積分進行消費，惟須於日後在餐 廳購買及消費時方可行使有關權 利。因此，對顧客的權利承諾構成 獨立履約責任。由菜單價格及會員 積分期限決定，交易價格按一定比 例獨立的售價基準於所提供餐廳經 營服務與會員積分之間作出分配。 各項會員積分的獨立售價乃根據顧 客兌換會員積分時所給予的權利 及本集團過往經驗顯示的積分兌換 可能性進行估計。當積分轉換為獎 勵並兌換時，或兌換的可能性較小 時，會員積分相關的履約責任視為 已履行，且財務狀況表的遞延金額 確認為收入。 6. REVENUE (Cont’d) Material accounting policy information (Cont’d) Restaurant operation Revenue from restaurants owned by the Group are recognized when a customer takes possession of the food and tenders payment, which is when the obligation performance is satisfied. Sales from restaurant operations are presented net of sales taxes and discounts. The Group operates a customer loyalty scheme through which loyalty points are granted to the customers on consuming in the restaurants that entitle them to consume by offsetting the loyalty points on future purchases and consumptions in the restaurants. These loyalty points provide a right to consume by offsetting the loyalty points to customers that they would not receive without past purchases and consumptions in the restaurants. The promise to provide the right to the customer is therefore a separate performance obligation. The transaction price is allocated between the restaurant operation service provided and the loyalty points on a pro-rata stand-alone selling price basis, as determined by menu pricing and loyalty points terms. The stand-alone selling price of each loyalty point is estimated based on the right to be given when the loyalty points are redeemed by the customer and the likelihood of redemption, as evidenced by the Group’s historical experience. The performance obligation related to loyalty points is deemed to have been satisfied, and the amount deferred in the statement of financial position is recognized as revenue, when the points are converted to a reward and redeemed, or the likelihood of redemption is remote.

年 度 報 告 2024 Annual Report 275 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 6. 收入（續） 重大會計政策資料（續） 餐廳經營（續） 當客戶兌換時，出售預付卡及代金 券的所得款項確認為合約負債及收 入。預付卡及代金券無屆滿期限， 可按客戶需求用於餐廳未來消費。 外賣業務 本集團亦向客戶提供食品外賣服 務，客戶可通過第三方聚合平台或 向本集團的若干餐廳下單外賣食品。 當外賣食品的控制權轉移，即客戶 收取第三方聚合平台的外送員或本 集團的騎手送達的外賣食品時，本 集團確認收入，不包括配送費及平 台費用（倘食品由第三方聚合平台 配送）。 其他 其他收入包括向當地顧客及零售商 銷售二級品牌的火鍋調味品及食 品。其他收入於產品控制權轉移至 客戶時確認，該金額反映本集團預 期從該等產品交換所收取的代價。 6. REVENUE (Cont’d) Material accounting policy information (Cont’d) Restaurant operation (Cont’d) Proceeds from the sales of prepaid cards and vouchers are recognized as contract liabilities and recognized as revenues when redeemed by the customer. These prepaid cards and vouchers have no expiration and can be utilized in the future consumption in restaurants at customers’ discretion. Delivery business The Group also offers food delivery service to the customers who can order the takeaway food through third-party aggregators’ platforms or from certain of the Group’s restaurants. When control of the takeaway food has transferred, being at the point the customers receive the takeaway food delivered by the delivery staff of third-party aggregators or the Group’s own riders, the Group recognizes revenue, excluding delivery fees and platform charges if the food is delivered by the third-party aggregators. Others Other revenues include sales of hot pot condiment products and food under secondary brands to local guests and retailers. Other revenues are recognized at point in time upon transfer of control of products to customers in an amount that reflects the consideration the Group expects to receive in exchange for those products.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

7. OTHER INCOME

7. 其他收入

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Interest income on:	利息收入：		
– bank deposits	–銀行存款	**4,438**	1,370
– rental deposits	–租賃押金	**636**	476
		5,074	1,846
Government grants (Note)	政府補助（附註）	**1,322**	3,164
Others	其他	**1,127**	1,685
		7,523	6,695

Note: The amounts mainly represent the subsidies received from the local governments for the Group's business development. The Group recognized government grants of USD1,995,000 and Nil for the years ended December 31, 2023 and 2024 in respect of Covid-19-related subsidies, of which USD1,993,000 and Nil for the years ended December 31, 2023 and 2024 were related to employment support scheme provided by the local government. No COVID-19-related subsidies was recognized in 2024. There were no unfulfilled conditions for all the government grants in the years in which they were recognized as other income.

附註： 該款項主要指就本集團業務發展自當地政府收取的補貼。本集團截至2023年及2024年12月31日止年度就新冠肺炎疫情相關補貼確認政府補助為1,995,000美元及零，其中截至2023年及2024年12月31日止年度分別有1,993,000美元及零與當地政府提供的保就業計劃有關。於2024年並無確認與新冠肺炎疫情相關的補貼。於確認為其他收入的年度，所有政府補助概無條件未獲達成。

276 特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 277 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 8. 其他開支 附註： 行政開支主要包括組織員工活 動、商業保險、會議以及其他 雜項所產生的開支，單獨而言 對本集團並不重大。 8. OTHER EXPENSES 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Administrative expenses (Note) 行政開支（附註） 17,850 19,505 Consulting services expenses 諮詢服務開支 7,134 8,615 Bank charges 銀行服務費 12,505 10,893 Daily maintenance expenses 日常維護開支 7,439 5,756 Outsourcing service fee 外包服務費 19,507 12,714 Business development expenses 業務發展開支 3,945 2,747 Storage expenses 倉儲開支 2,355 2,452 70,735 62,682 Note: Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

9. OTHER GAINS (LOSSES) – NET

9. 其他收益(虧損)淨額

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Net reversal of impairment (impairment loss) recognized, in respect of	就以下各項確認的減值(減值虧損)撥回淨額		
– property, plant and equipment (Note 16)	– 物業、廠房及設備(附註16)	(2,308)	3,728
– right-of-use assets (Note 17)	– 使用權資產(附註17)	2,355	3,916
– goodwill (Note i)	– 商譽(附註i)	–	(1,122)
– intangible assets (Note i and 18)	– 無形資產(附註i及18)	–	(1,600)
		47	4,922
Loss on disposal of property, plant and equipment and provision for early termination of leases	出售物業、廠房及設備的虧損以及提前終止租賃的撥備	(2,290)	(2,388)
Net gain on lease termination	終止租賃淨收益	829	2,161
Loss on lease modification	租賃變更虧損	–	(366)
Net foreign exchange loss	匯兑虧損淨額	(19,704)	(4,988)
Net gain arising on financial assets at FVTPL (Note ii)	按公允值計入損益的金融資產產生的收益淨額(附註ii)	3,100	1,552
Others	其他	94	284
Total	總計	(17,924)	1,177

Notes:

i. During the year ended December 31, 2023, management observed continuing weak performance of HN&T against the forecasts due to competition which has caused management to reconsider its assumptions on the future plan. Based on the recoverable amount, the weak performance resulted to an impairment loss of USD1.1 million and USD1.6 million on the goodwill and intangible assets (brand name) respectively.

ii. Financial assets at FVTPL relates to investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which are Level 1 and 2 financial instruments in terms of IFRS 13: *Fair Value Measurement*.

附註：

i. 於截至2023年12月31日止年度，管理層觀察到，HN&T因競爭而導致表現持續不及預期，這令管理層重新考量對其未來計劃的假設。根據可收回金額，該不佳表現導致商譽及無形資產(品牌)分別減值虧損1.1百萬美元及1.6百萬美元。

ii. 按公允值計入損益的金融資產與短期貨幣市場基金投資有關。該等基金採用流通市場的報價(為國際財務報告準則第13號：*公允值計量*中的第一及第二層級金融工具)按公允值計量。

278 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

10. FINANCE COSTS

10. 財務成本

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Interests on lease liabilities	租賃負債利息	**8,047**	8,088
Interests charge on unwinding of provisions	解除撥備的利息開支	**491**	336
		8,538	8,424

11. INCOME TAX

11. 所得稅

11.1. INCOME TAX EXPENSE

11.1. 所得稅開支

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Current tax:	即期稅項：		
– current year	－本年度	**7,866**	11,926
– over provision of tax in prior years	－過往年度稅項超額撥備	**(390)**	(893)
Deferred tax (Note 11.2)	遞延稅項（附註11.2）	**4,368**	(3,183)
		11,844	7,850

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

本公司註冊成立為一家獲豁免公司，因此，毋須繳納開曼群島稅項。

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits for the year ended December 31, 2024 (2023: 9% to 33%).

截至2024年12月31日止年度，本集團估計應課稅溢利按相關司法權區的現行稅率計算，為9%至33%（2023年：9%至33%）。

年度報告
2024 Annual Report
279

280 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 11. 所得稅（續） 11.1. 所得稅開支（續） 年內所得稅開支可與綜合損益 及其他全面收益表內的稅前溢 利對賬如下： 附註： 17%指年內本集團業務 所在最大地區新加坡的 本地稅率。 11. INCOME TAX (Cont’d) 11.1. INCOME TAX EXPENSE (Cont’d) The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows: 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Profit before tax 稅前溢利 33,243 33,107 Tax at 17% (Note) 按17%計算的稅項（附註） 5,651 5,628 Tax effect of expenses not deductible for tax purposes 不可扣稅開支的稅務影響 4,762 4,438 Tax effect of income not taxable for tax purposes 毋須課稅收入的稅務影響 (129) (197) Tax effect of tax losses not recognized 未確認稅項虧損的稅務影響 2,840 4,029 Tax effect of deductible temporary differences not recognized and utilization of temporary differences not recognized previously 未確認可扣減暫時差額及 動用未曾確認的暫時差額 的稅務影響 (847) (270) Utilization of tax losses previously not recognized 動用未曾確認的稅項虧損 (4,752) (5,376) Tax exemption and rebates 稅務豁免及退稅 (65) (899) Withholding tax 預扣稅 2,810 1,906 Over provision of tax in prior years 過往年度稅項超額撥備 (390) (893) Effect of different tax rates of subsidiaries operating in other jurisdictions 於其他司法權區經營的 附屬公司稅率不同的影響 1,561 (481) Others 其他 403 (35) Income tax expense for the year 年內所得稅開支 11,844 7,850 Note: 17% represents the domestic tax rate of Singapore, the largest region where the Group’s business located for the year.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

11. INCOME TAX *(Cont'd)* 11. 所得稅（續）

11.2. DEFERRED TAX ASSETS (LIABILITIES) 11.2. 遞延稅項資產（負債）

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

為呈列於綜合財務狀況表，若干遞延稅項資產及負債已予抵銷。遞延稅項結餘分析如下，供財務申報之用：

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Deferred tax assets	遞延稅項資產	**51,916**	43,787
Deferred tax liabilities	遞延稅項負債	**(55,621)**	(43,139)
		(3,705)	648

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the year:

下表為年內確認的主要遞延稅項資產及負債及其變動：

		Accelerated tax depreciation 加速稅項折舊 USD'000 千美元	Right-of-use assets 使用權資產 USD'000 千美元	Lease liabilities 租賃負債 USD'000 千美元	Tax losses 稅項虧損 USD'000 千美元	Others 其他 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2023	於2023年1月1日	(2,360)	(50,978)	49,406	1,063	277	(2,592)
Credit (Charge) to profit or loss (Note 11.1)	於損益計入（扣除）（附註11.1）	550	8,396	(7,555)	1,098	694	3,183
Exchange adjustments	匯兌調整	2	155	(99)	(3)	2	57
At December 31, 2023	於2023年12月31日	(1,808)	(42,427)	41,752	2,158	973	648
Credit (Charge) to profit or loss (Note 11.1)	於損益計入（扣除）（附註11.1）	313	(7,706)	8,385	(783)	(4,577)	(4,368)
Exchange adjustments	匯兌調整	(9)	2,281	(2,020)	(202)	(35)	15
At December 31, 2024	**於2024年12月31日**	**(1,504)**	**(47,852)**	**48,117**	**1,173**	**(3,639)**	**(3,705)**

年度報告 2024 Annual Report 281

282 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 11. 所得稅（續） 11.2. 遞延稅項資產（負債）（續） 並無就下列項目確認遞延稅項 資產： 附註： i. 未確認稅項虧損包括 60,558,000美元的虧損， 將於2026年至2034年到 期（2023年：76,034,000 美元，將於2026年至2033 年到期）及66,722,000美 元的稅項虧損（2023年： 66,623,000美元），可永久 結轉。 由於無法預測該等虧損附屬 公司的未來溢利來源且不大 可能有應課稅溢利可抵銷可 動用稅項虧損，故並無就上 述稅項虧損確認遞延稅項資 產。 ii. 於2024年12月31日，本集 團其他可扣減暫時差額為 81,177,000美元（2023年： 105,359,000美元），主要 由減值虧損及可永久結轉的 租賃交易的暫時差額產生。 由於不太可能獲得用於抵扣 可扣減暫時差額的應課稅溢 利，因此未確認與該可扣減 暫時差額相關的遞延稅項資 產。 11. INCOME TAX (Cont’d) 11.2. DEFERRED TAX ASSETS (LIABILITIES) (Cont’d) Deferred tax assets have not been recognized in respect of the following items: 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Tax losses (Note i) 稅項虧損（附註i） 127,280 142,657 Other deductible temporary differences (Note ii) 其他可扣減暫時差額（附註ii） 81,177 105,359 208,457 248,016 Notes: i. Included in unrecognized tax losses are losses of USD60,558,000 that will expire in 2026 to 2034 (2023: USD76,034,000 that will expire in 2026 to 2033) and tax losses of USD66,722,000 (2023: USD66,623,000) may be carried forward indefinitely. No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized. ii. As at December 31, 2024, the Group has other deductible temporary differences of USD81,177,000 (2023: USD105,359,000) mainly arising from temporary differences of impairment loss and leasing transactions that may be carried forward indefinitely. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

11. INCOME TAX *(Cont'd)*

11.2. DEFERRED TAX ASSETS (LIABILITIES) *(Cont'd)*

Key sources of estimation uncertainty

Recoverability of deferred tax asset

As at December 31, 2024 and 2023, deferred tax assets of USD3,799,000 and USD1,995,000 have been recognized in the consolidated statements of financial position respectively. No deferred tax asset has been recognized on the tax losses of USD127,280,000 and USD142,657,000 and other deductible temporary differences of USD81,177,000 and USD105,359,000 due to the unpredictability of future profit streams as at December 31, 2024 and 2023. The realizability of the deferred tax asset mainly depends on whether sufficient future taxable profits or taxable temporary differences will be available in the future, which is a key source of estimation uncertainty. In cases where the actual future taxable profits generated are less or more than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or further recognition takes place.

11. 所得稅 *(續)*

11.2. 遞延稅項資產(負債) *(續)*

估計不明朗因素的主要來源

遞延稅項資產的可收回性

於2024年及2023年12月31日，於綜合財務狀況表確認遞延稅項資產分別為3,799,000美元及1,995,000美元。於2024年及2023年12月31日，由於不可預測之日後溢利趨勢，我們未就稅項虧損127,280,000美元及142,657,000美元以及其他可扣減暫時差額81,177,000美元及105,359,000美元確認遞延稅項資產。遞延稅項資產能否實現主要視乎是否有足夠未來可供動用的未來應課稅溢利或應課稅臨時差額，此乃估計不明朗因素的主要來源。倘所產生的實際未來應課稅溢利低於或高於預期，或發生可導致修訂未來應課稅溢利估計的事實或情況變動，則可能須就遞延稅項資產作出重大撥回或進一步確認，並於此撥回或進一步確認發生期間於損益內確認。

年度報告 2024 Annual Report 283

284 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 12. 年內溢利 本集團的年內溢利經扣除（計入）以 下計算得出： 附註： 可變租賃付款指根據收益的預 定百分比計算的物業租金減相 關租賃的最低租金。 12. PROFIT FOR THE YEAR The Group’s profit for the year have been arrived at after charging (crediting): 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Depreciation of property, plant and equipment 物業、廠房及設備折舊 43,939 42,742 Depreciation of right-of-use assets 使用權資產折舊 36,910 35,709 Amortization of intangible assets 無形資產攤銷 123 106 Total depreciation and amortization 折舊及攤銷總額 80,972 78,557 Property and equipment rentals: 物業及設備租金： – Office premises and equipment (short-term leases) －辦公室物業及設備 （短期租賃） 2,307 448 – Restaurants －餐廳 – Variable lease payments (Note 17) －可變租賃付款（附註17） 4,005 3,420 Subtotal 小計 6,312 3,868 Other rental related expenses 其他租金相關開支 13,824 13,293 Total rentals and related expenses 租金及相關開支總額 20,136 17,161 Directors’ emoluments 董事薪酬 1,572 2,155 Staff costs: 員工成本： Salaries and other allowance 薪金及其他津貼 236,923 205,633 Employee welfare 員工福利 8,459 7,240 Retirement benefit contribution 退休福利供款 12,339 11,005 Total staff costs 員工成本總額 259,293 226,033 Auditor’s remuneration 核數師薪酬 1,078 453 Note: The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

13. EMOLUMENTS OF DIRECTORS AND CHIEF EXECUTIVE

13. 董事及最高行政人員薪酬

Mr. LI Yu was appointed as the chief executive officer on March 30, 2023 and resigned as the chief executive officer on July 1, 2024, while remaining as the executive director. Mr. WANG Jinping resigned as the executive Director and chief operating officer of the Company on July 1, 2024. Ms. June YANG Lijuan has been appointed as the executive director and chief executive officer of the Company on July 1, 2024. Ms. SHU Ping has been appointed as the chairlady of the Board, a non-executive Director, an Authorized Representative, a member of the Remuneration Committee and the chairlady of the Nomination Committee on December 13, 2023.

李瑜先生於2023年3月30日獲委任為首席執行官，並於2024年7月1日辭任首席執行官職務，但仍擔任執行董事。王金平先生於2024年7月1日辭任本公司執行董事及首席運營官職務。楊利娟女士於2024年7月1日已獲委任為執行董事兼首席執行官。舒萍女士於2023年12月13日已獲委任為董事會主席、非執行董事、授權代表、薪酬委員會成員及提名委員會主席。

The emoluments paid or payable to the directors and chief executive of the Company (including emoluments for services as employees/directors of the group entities or the Group prior to becoming the directors of the Company) by entities comprising the Group during the year, disclosed pursuant to the applicable Listing Rules and the Hong Kong Companies Ordinance, are as follows:

根據適用上市規則及《香港公司條例》披露的本集團旗下實體於本年度內已付或應付本公司董事及最高行政人員的薪酬（包括擔任本公司董事前作為集團實體或本集團僱員／董事的服務薪酬）如下：

		For the year ended December 31, 2024 截至2024年12月31日止年度				
		Directors' fee 董事袍金 USD'000 千美元	Salaries and allowances 薪金及津貼 USD'000 千美元	Performance-based bonuses 績效相關花紅 USD'000 千美元 (Note ii) (附註ii)	Retirement benefit scheme contributions 退休福利計劃供款 USD'000 千美元	Total 總計 USD'000 千美元
Executive directors (Note i):	**執行董事（附註i）：**					
Ms. June YANG Lijuan	楊利娟女士	35	193	–	5	233
Mr. WANG Jinping	王金平先生	–	178	153	13	344
Ms. LIU Li	劉麗女士	–	183	175	13	371
Mr. LI Yu	李瑜先生	–	256	347	–	603
Non-executive director (Note iii):	**非執行董事（附註iii）：**					
Ms. SHU Ping	舒萍女士	–	139	–	19	158
Independent directors (Note iv):	**獨立董事（附註iv）：**					
Mr. TAN Kang Uei Anthony	陳康威先生	60	–	–	–	60
Mr. TEO Ser Luck	張思樂先生	60	–	–	–	60
Mr. LIEN Jown Jing Vincent	連宗正先生	60	–	–	–	60
Total	總計	215	949	675	50	1,889

年度報告
2024 Annual Report
285

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

13. EMOLUMENTS OF DIRECTORS AND CHIEF EXECUTIVE *(Cont'd)*

13. 董事及最高行政人員薪酬*(續)*

		For the year ended December 31, 2023 截至2023年12月31日止年度				
		Directors' fee 董事袍金 USD'000 千美元	Salaries and allowances 薪金及津貼 USD'000 千美元	Performance-based bonuses 績效相關花紅 USD'000 千美元 (Note ii) (附註ii)	Retirement benefit scheme contributions 退休福利計劃供款 USD'000 千美元	Total 總計 USD'000 千美元
Executive directors (Note i):	**執行董事(附註i):**					
Mr. ZHOU Zhaocheng	周兆呈先生	–	135	443	13	591
Mr. WANG Jinping	王金平先生	–	264	447	17	728
Ms. LIU Li	劉麗女士	–	161	92	13	266
Mr. LI Yu	李瑜先生	–	142	149	–	291
Non-executive director (Note iii):	**非執行董事(附註iii):**					
Ms. SHU Ping	舒萍女士	–	88	–	11	99
Independent directors (Note iv):	**獨立董事(附註iv):**					
Mr. TAN Kang Uei Anthony	陳康威先生	60	–	–	–	60
Mr. TEO Ser Luck	張思樂先生	60	–	–	–	60
Mr. LIEN Jown Jing Vincent	連宗正先生	60	–	–	–	60
Total	總計	180	790	1,131	54	2,155

Notes:

i. The executive directors' emoluments shown above were paid for their services in connection with the management of the affairs of the Company and the Group.

ii. Performance-based bonuses were determined based on the individual's performance.

iii. The non-executive director's emoluments shown above were paid for her services as a non-executive director of the Company.

iv. The independent directors' emoluments shown above were paid for their services as independent directors of the Company.

附註:

i. 以上所示執行董事的薪酬乃就彼等與管理本公司及本集團事務有關的服務而支付。

ii. 績效相關花紅乃根據個人表現釐定。

iii. 以上所示非執行董事的薪酬乃就其作為本公司非執行董事的服務而支付。

iv. 以上所示獨立董事的薪酬乃就彼等作為本公司獨立董事的服務而支付。

286 特海国际控股有限公司 Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 287 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 13. 董事及最高行政人員薪酬（續） 於本年度，本公司董事或最高行政 人員概無根據任何安排放棄或同意 放棄領取酬金。 以上所示執行董事的薪酬乃就彼等 與管理本公司及本集團事務有關的 服務而支付。 概無其他有關本集團業務而本公司 為其中訂約方，且本公司董事直 接或間接擁有重大權益的重要交 易、安排及合約，於截至2023年及 2024年12月31日止年度末時或年 內任何時間仍然存續。 13. EMOLUMENTS OF DIRECTORS AND CHIEF EXECUTIVE (Cont’d) There was no arrangement under which a director of the Company or the chief executive waived or agreed to waive any remuneration during the year. The executive directors’ emoluments shown above were for their services in connection with the management of the affairs of the Company and the Group. No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of or at any time during the year ended December 31, 2023 and 2024.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

14. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees of the Group for the year ended December 31, 2024 included 1 (2023: 2) director, details of whose remuneration are set out in Note 13. Details of the remuneration for the remaining individuals who are neither a director nor chief executive of the Company for the year were as follows:

14. 五名最高薪員工

截至2024年12月31日止年度，本集團五名最高薪員工包括1名(2023年：2名)董事，有關薪酬詳情載於附註13。餘下既非本公司董事亦非最高行政人員的人士於年內的薪酬詳情如下：

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Salaries and allowances	薪金及津貼	785	593
Performance-based bonuses	績效相關花紅	1,477	708
Contribution to retirement benefit scheme	退休福利計劃供款	115	40
		2,377	1,341

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

非本公司董事但薪酬屬於以下範圍的最高薪員工人數如下：

		2024 2024年 Number of employees 員工人數	2023 2023年 Number of employees 員工人數
HKD2,500,001 to HKD3,000,000	2,500,001港元至3,000,000港元	–	1
HKD3,000,001 to HKD3,500,000	3,000,001港元至3,500,000港元	–	1
HKD4,000,001 to HKD4,500,000	4,000,001港元至4,500,000港元	2	1
HKD4,500,001 to HKD5,000,000	4,500,001港元至5,000,000港元	1	–
HKD5,000,001 to HKD5,500,000	5,000,001港元至5,500,000港元	1	–
Total	總計	4	3

During the year, no emoluments were paid by the Group to any of the directors of the Company or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

年內，本集團概無向本公司董事或五名最高薪人士支付任何酬金作為加入或加入本集團時的獎勵或離職補償。

288 特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 289 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 15. EARNINGS PER SHARE The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data: 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Profit for the year attributable to the owners of the Company for the purpose of calculating earnings per share 用於計算每股盈利的本公司 擁有人應佔年內溢利 21,801 25,653 2024 2023 2024年 2023年 ’000 ’000 千股 千股 Weighted average number of ordinary shares for the purpose of calculating earnings per share (Note) 用於計算每股盈利的普通股 加權平均數（附註） 576,727 557,400 Note: No diluted earnings per share for the years ended December 31, 2024 and 2023 was presented as there were no potential ordinary shares in issue for the years ended December 31, 2024 and 2023. 15. 每股盈利 本公司擁有人應佔每股基本盈利乃 根據以下數據計算： 附註： 由於截至2024年及2023年12 月31日止年度並無已發行潛在 普通股，故並無呈列截至2024 年及2023年12月31日止年度 的每股攤薄盈利。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

16. PROPERTY, PLANT AND EQUIPMENT

16. 物業、廠房及設備

		Leasehold land and building 租賃土地及樓宇 USD'000 千美元 (Note 2) (附註2)	Freehold lands 永久業權土地 USD'000 千美元	Leasehold improvement 租賃物業裝修 USD'000 千美元	Machinery 機器 USD'000 千美元	Transportation equipment 運輸設備 USD'000 千美元	Furniture and fixture 家具及裝置 USD'000 千美元	Renovation in progress 進行中的裝修 USD'000 千美元	Total 總計 USD'000 千美元
COST	**成本**								
At January 1, 2023	於2023年1月1日	2,086	11,224	276,181	14,969	1,871	31,668	21,685	359,684
Additions (Note i)	添置(附註i)	-	-	12,220	1,780	256	2,908	14,078	31,242
Disposal of a subsidiary (Note 40)	出售一家附屬公司(附註40)	(1,843)	(9,919)	(28)	(9)	(350)	(126)	(2,465)	(14,740)
Transfer from renovation in progress	轉自進行中的裝修	-	-	17,476	-	-	-	(17,476)	-
Disposals	出售	-	-	(3,119)	(1,027)	(238)	(1,234)	(1,107)	(6,725)
Exchange adjustments	匯兑調整	(243)	(1,305)	(1,230)	(1)	(34)	(278)	(240)	(3,331)
At December 31, 2023	於2023年12月31日	-	-	301,500	15,712	1,505	32,938	14,475	366,130
Additions (Note i)	添置(附註i)	-	-	5,520	1,589	274	3,352	26,679	37,414
Transfer from renovation in progress	轉自進行中的裝修	-	-	30,251	-	-	-	(30,251)	-
Disposals	出售	-	-	(9,564)	(1,204)	(167)	(1,216)	(1,183)	(13,334)
Exchange adjustments	匯兑調整	-	-	(6,502)	(490)	(134)	(847)	(672)	(8,645)
At December 31, 2024	於2024年12月31日	-	-	321,205	15,607	1,478	34,227	9,048	381,565
DEPRECIATION AND IMPAIRMENT	**折舊及減值**								
At January 1, 2023	於2023年1月1日	576	-	143,351	4,724	1,150	12,439	-	162,240
Charge for the year	年內扣除	157	-	36,935	2,815	182	2,653	-	42,742
Net reversal of impairment recognized in profit or loss	於損益中確認的減值撥回淨額	-	-	(3,674)	-	-	(129)	75	(3,728)
Disposal of a subsidiary (Note 40)	出售一家附屬公司(附註40)	(656)	-	(14)	(6)	(184)	(40)	-	(900)
Eliminated on disposals	出售時撇銷	-	-	(862)	(634)	(212)	(709)	-	(2,417)
Exchange adjustments	匯兑調整	(77)	-	(359)	-	(14)	(80)	(1)	(531)
At December 31, 2023	於2023年12月31日	-	-	175,377	6,899	922	14,134	74	197,406
Charge for the year	年內扣除	-	-	37,564	2,741	163	3,471	-	43,939
Net reversal of impairment loss recognized in profit or loss	於損益中確認的減值虧損撥回淨額	-	-	1,209	24	-	1,075	-	2,308
Eliminated on disposals	出售時撇銷	-	-	(8,852)	(867)	(129)	(1,201)	(75)	(11,124)
Exchange adjustments	匯兑調整	-	-	(2,056)	(254)	(107)	(449)	1	(2,865)
At December 31, 2024	於2024年12月31日	-	-	203,242	8,543	849	17,030	-	229,664
CARRYING AMOUNT	**賬面值**								
At December 31, 2024	於2024年12月31日	-	-	117,963	7,064	629	17,197	9,048	151,901
At December 31, 2023	於2023年12月31日	-	-	126,123	8,813	583	18,804	14,401	168,724

290 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

16. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Note i:

In 2024, the Group purchased for new additions of USD37,414,000 and renovation fee payables carried forward from prior year of USD1,472,000 (Note 24). There is USD4,144,000 remains unpaid includes in renovation fee payables (Note 24).

In 2023, the Group purchased for new additions of USD31,242,000 and renovation fee payables carried forward from prior year of USD3,457,000 (Note 24). There is USD1,472,000 remains unpaid includes in renovation fee payables (Note 24). Prepayment of USD426,000 for plant, property and equipment carried forward from prior year was utilized in 2023.

Note ii:

In the opinion of the Directors, allocations of the carrying amounts between the leasehold land and building elements cannot be made reliably and therefore the entire carrying amounts of the leasehold land and building is presented as property, plant and equipment.

The above items of property, plant and equipment, except for freehold lands and renovation in progress, after taking into account the residual value, are depreciated on a straight-line basis at the following rates per annum:

Leasehold land and building	5.88% – 25.00%
Leasehold improvement	5.56% – 33.00% or lease term
Machinery	12.50% – 33.00%
Transportation equipment	10.00% – 25.00%
Furniture and fixture	5.26% – 33.00%

16. 物業、廠房及設備*(續)*

附註i：

於2024年，本集團購買新添置37,414,000美元及由上一年度結轉的應付裝修費1,472,000美元（附註24）。應付裝修費中4,144,000美元尚未支付（附註24）。

於2023年，本集團購買新添置31,242,000美元及由上一年度結轉的應付裝修費3,457,000美元（附註24）。應付裝修費中1,472,000美元尚未支付（附註24）。由上一年度結轉的物業、廠房及設備付款426,000美元於2023年使用。

附註ii：

董事認為，租賃土地及樓宇的賬面值無法可靠地分配，因此租賃土地及樓宇的整體賬面值以物業、廠房及設備形式呈列。

上述物業、廠房及設備項目（永久業權土地及進行中的裝修除外）經計及剩餘價值按直線基準以下列年率折舊：

租賃土地及樓宇	5.88% – 25.00%
租賃物業裝修	按5.56% – 33.00%或租期
機器	12.50% – 33.00%
運輸設備	10.00% – 25.00%
家具及裝置	5.26% – 33.00%

年度報告 2024 Annual Report 291

292 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 16. 物業、廠房及設備（續） 估計不明朗因素的主要來源 物業、廠房及設備以及使用權資產 的減值評估 物業、廠房及設備以及使用權資產 乃於有任何事件或事態變動顯示資 產賬面值不可收回時進行減值審 查。對於餐廳資產，在單個餐廳層 面以現金產生單位（現金產生單位） 進行減值測試。 由於內部管理優化及市場環境普遍 改善，部分餐廳的經營亦已取得顯 著改善。因此，管理層認為，若干 物業、廠房及設備以及使用權資產 均出現減值撥回跡象。 現金產生單位的可收回金額乃根據 使用價值計算得出。該項計算使 用貼現現金流量預測，乃基於本 集團管理層就剩餘租期（介乎1至 5年）核准的財務預算，於2024年 及2023年12月31日，稅前貼現率 每年介乎8.1%至19.6%及8.5%至 24.2%之間，貼現率在不同國家經 營餐廳有所不同。就剩餘租期超過 5年的該等現金產生單位而言，超 出5年期之現金流量乃採用穩定增 長率每年0%至3%推算。其他使用 價值計算的主要假設與現金流入╱ 流出的估計有關，當中包括收益增 長率及於預測期內成本及經營開支 佔收入的平均百分比，有關估計乃 基於現金產生單位的過往表現及管 理層對市場發展的預期。 16. PROPERTY, PLANT AND EQUIPMENT (Cont’d) Key sources of estimation uncertainty Impairment assessment of property, plant and equipment and right-of-use assets Property, plant and equipment and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For restaurant assets, impairment is tested at the individual restaurant level as a cash generating unit (CGU). Some restaurants have also achieved significant improvement in their operations because of the optimization of the internal management and general improvement of market conditions. Accordingly, the management concluded that there were indications for reversal of impairment on certain property, plant and equipment and right-of-use assets. The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 8.1% to 19.6% and 8.5% to 24.2% per annum as at December 31, 2024 and 2023 which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

16. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Key sources of estimation uncertainty *(Cont'd)*

Impairment assessment of property, plant and equipment and right-of-use assets (Cont'd)

Based on the results of the assessments, the management of the Group determined that the recoverable amounts of certain CGUs are lower than the carrying amounts. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero. The reversal of impairment loss for the CGUs have been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount (if determinable) and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.

As at December 31, 2024 and 2023, the carrying amounts of property, plant and equipment subject to impairment assessment were USD30,198,000 and USD109,581,000 respectively, before taking into account the accumulated impairment losses of USD36,008,000 and USD35,168,000 in respect of property, plant and equipment that have been recognized.

As at December 31, 2024 and 2023, the carrying amounts of right-of-use assets subject to impairment assessment were USD24,130,000 and USD105,300,000 respectively, before taking into account the accumulated impairment losses of USD22,159,000 and USD26,108,000 in respect of right-of-use assets that have been recognized.

Based on the value in use calculation and the allocation, gross impairment loss of USD5,332,000 and USD5,299,000, and gross reversal of USD3,024,000 and USD9,027,000 and has been recognized against the carrying amount of property, plant and equipment for the years ended December 31, 2024 and 2023, respectively.

16. 物業、廠房及設備（續）

估計不明朗因素的主要來源（續）

物業、廠房及設備以及使用權資產的減值評估（續）

根據評估的結果，本集團管理層認為，若干現金產生單位的可收回金額低於其賬面值。減值虧損已分配至各類物業、廠房及設備以及使用權資產，以確保各類資產的賬面值不會減至低於其公允值減去處置成本、使用價值及零的最高者。現金產生單位減值虧損撥回已分配至各類物業、廠房及設備以及使用權資產，以確保各類資產的賬面值不會增至高於其可收回金額（倘可釐定），亦不會高於假設過往期間並無就該項資產確認減值虧損時原應釐定之賬面值。

於2024年及2023年12月31日，計及已確認的物業、廠房及設備的累計減值虧損為36,008,000美元及35,168,000美元前，涉及減值評估的物業、廠房及設備賬面值分別為30,198,000美元及109,581,000美元。

於2024年及2023年12月31日，計及已確認的使用權資產的累計減值虧損為22,159,000美元及26,108,000美元前，涉及減值評估的使用權資產賬面值分別為24,130,000美元及105,300,000美元。

根據使用價值的計算及分配，截至2024年及2023年12月31日止年度，已確認物業、廠房及設備的賬面值之減值虧損總額分別為5,332,000美元及5,299,000美元，以及其賬面值之撥回總額分別為3,024,000美元及9,027,000美元。

年度報告
2024 Annual Report
293

294 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 17. RIGHT-OF-USE ASSETS Leased properties 租賃物業 USD’000 千美元 At December 31, 2023 於2023年12月31日 Carrying amount 賬面值 167,641 At December 31, 2024 於2024年12月31日 Carrying amount 賬面值 185,514 For the year ended December 31, 2023 截至2023年12月31日止年度 Depreciation charge 折舊費用 35,709 Reversal of impairment loss recognized in profit or loss 於損益中確認的減值 虧損撥回 (3,916) For the year ended December 31, 2024 截至2024年12月31日止年度 Depreciation charge 折舊費用 36,910 Reversal of impairment loss recognized in profit or loss 於損益中確認的減值 虧損撥回 (2,355) 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Amount recognized in profit or loss: 於損益中確認的金額： Expense relating to short-term leases 與短期租賃有關的開支 2,307 448 Variable lease payments not included in the measurement of lease liabilities 未計入租賃負債計量的可變租賃 付款 4,005 3,420 Other movements: 其他變動： Total cash outflow for leases (Note) 租賃現金流出總額（附註） 49,848 47,293 Additions to right-of-use assets 添置使用權資產 56,896 23,420 Derecognition of right-of-use assets arising from lease termination 終止確認因租賃終止而產生的 使用權資產 (7,272) (24,076) Remeasurement of provision for restoration 重新計量復墾撥備 3,850 – Increase (decrease) due to the modification of leases 因租賃變更而上漲（下跌） 6,781 (1,310) 17. 使用權資產

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

17. RIGHT-OF-USE ASSETS *(Cont'd)*

Note:

The amount includes payments of principal and interest portion of lease liabilities of USD43,536,000 (2023: USD43,425,000) which are presented in financing cash flows and payment of variable lease payments and short-term leases of USD6,312,000 (2023: USD3,868,000) which are presented in operating cash flows.

During the year, the Group leases various buildings for its operations. Lease contracts are entered into for fixed terms of 12 months to 20 years, but may have termination options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

Variable lease payments

Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 0.3% to 10.0% (2023: 0.25% to 8.0%) of sales with minimum annual lease payments that are fixed over the lease term for the year ended December 31, 2024. The payment terms are common in restaurants in the countries and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the year after offsetting Covid-19-related rent concessions are as follows:

17. 使用權資產 *(續)*

附註：

該金額包括於融資現金流量中呈列的租賃負債的本金及利息部分付款43,536,000美元（2023年：43,425,000美元），及於經營現金流量中呈列的可變租賃付款及短期租賃6,312,000美元（2023年：3,868,000美元）。

年內，本集團租賃各種樓宇用於其營運。租賃合約的固定期限為12個月至20年，但可能具有如下所述的終止選擇權。租賃條款乃根據個別基準協商，包含各種不同的條款及條件。於釐定租期及評估不可撤銷期間的長度時，本集團應用合約的定義並釐定合約可強制執行的期間。

可變租賃付款

截至2024年12月31日止年度，餐廳的租賃僅具有固定租賃付款或包含基於銷售額0.3%至10.0%（2023年：0.25%至8.0%）的可變租賃付款（但在租賃期內具有固定的最低年度租賃付款）。付款條款為於本集團經營所在國家及地區的餐廳所公用。年內抵銷新冠肺炎相關租金減免後已付予有關出租人的固定及可變租賃付款金額如下：

年度報告 2024 Annual Report 295

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

17. RIGHT-OF-USE ASSETS *(Cont'd)*

17. 使用權資產（續）

Variable lease payments *(Cont'd)*

可變租賃付款（續）

For the year ended December 31, 2024

截至2024年12月31日止年度

		Number of leases 租約數目	Fixed payments 固定付款 USD'000 千美元	Variable payments 可變付款 USD'000 千美元	Total payments 付款總額 USD'000 千美元
Office premises without variable lease payments	不具有可變租賃付款的辦公室物業	10	457	–	457
Leases without variable lease payments	不具有可變租賃付款的租賃	225	25,298	–	25,298
Leases with variable lease payments	具有可變租賃付款的租賃	72	20,088	4,005	24,093
Total	總計	307	45,843	4,005	49,848

For the year ended December 31, 2023

截至2023年12月31日止年度

		Number of leases 租約數目	Fixed payments 固定付款 USD'000 千美元	Variable payments 可變付款 USD'000 千美元	Total payments 付款總額 USD'000 千美元
Office premises without variable lease payments	不具有可變租賃付款的辦公室物業	6	352	–	352
Leases without variable lease payments	不具有可變租賃付款的租賃	193	21,135	–	21,135
Leases with variable lease payments	具有可變租賃付款的租賃	61	22,386	3,420	25,806
Total	總計	260	43,873	3,420	47,293

296 特海国际控股有限公司
Super Hi International Holding Ltd.

年 度 報 告 2024 Annual Report 297 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 17. 使用權資產（續） 可變租賃付款（續） 使用可變付款條款的整體財務影響 為銷售額較高的店舖將產生更高的 租金成本。於未來年度，預期可變 租金開支佔店舖銷售額的比例類似。 終止選擇權 本集團的多項餐廳租賃具有終止選 擇權。就管理本集團運營中使用的 資產而言，該等選擇權可最大程度 地提高運營靈活性。持有的大多數 終止選擇權只能由本集團行使，而 非由相關出租人行使。 本集團於租賃開始日期進行評估， 並合理確定不會行使終止選擇權。 此外，在發生承租人控制範圍內的 重大事件或重大情況變化時，本集 團會重新評估是否可合理確定不會 行使終止選擇權。 年內，本集團決定於若干餐廳原租 期到期前終止經營該等餐廳。因 此，本集團合理確認行使有關餐廳 租賃協議規定的終止選擇權，並已 調整租賃負債及使用權資產以反映 較短的租期。任何差額將於損益內 確認為提前終止撥備。 17. RIGHT-OF-USE ASSETS (Cont’d) Variable lease payments (Cont’d) The overall financial effect of using variable payment terms is that higher rental costs are incurred by stores with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of store sales in future years. Termination options The Group has termination options in a number of leases for restaurants. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of termination options held are exercisable only by the Group and not by the respective lessors. The Group assessed at lease commencement date and concluded it is reasonably certain not to exercise the termination options. In addition, the Group reassesses whether it is reasonably certain not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee. During the year, the Group decided to discontinue the operations of certain restaurants before the expiry of original lease terms of those restaurants. As a result, the Group is reasonably certain to exercise the termination option stipulated in the lease agreements for the relevant restaurants, and lease liabilities and right-of-use assets have been adjusted to reflect the shorter lease term. Any differences will be recognized in profit and loss as provision for early termination.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

17. RIGHT-OF-USE ASSETS *(Cont'd)*

Restrictions or covenants on leases

Lease liabilities of USD212,626,000 (2023: USD202,945,000) are recognized with related right-of-use assets of USD185,514,000 (2023: USD167,641,000) as at year end. The lease agreements do not impose any covenants other than the security deposits that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases committed

As at year end, the Group has entered into new leases for several restaurants that have yet to commence, with average non-cancellable period ranging from 3 to 5 years, the total future undiscounted cash flows over the non-cancellable period amounted to USD1,192,000 (2023: USD3,946,000).

Based on the value in use calculation and the allocation, gross impairment loss of USD776,000 and USD3,523,000 and gross reversal of USD3,131,000 and USD7,439,000 has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2024 and 2023 respectively.

Details of impairment assessment of right-of-use assets are set out in Note 16.

17. 使用權資產 *(續)*

租賃限制或契諾

於年末，確認租賃負債212,626,000美元（2023年：202,945,000美元），相關使用權資產為185,514,000美元（2023年：167,641,000美元）。除出租人持有的保證金外，租賃協議不施加任何契諾。租賃資產不得用作借款抵押。

租賃承擔

於年末，本集團就尚未開業的幾家餐廳訂立新的租約，平均不可撤銷期限介乎3至5年。不可撤銷期間的未來未貼現現金流量總額為1,192,000美元（2023年：3,946,000美元）。

根據使用價值的計算及分配，截至2024年及2023年12月31日止年度，已確認使用權資產的賬面值之減值虧損總額分別為776,000美元及3,523,000美元，以及其賬面值之撥回總額分別為3,131,000美元及7,439,000美元。

有關使用權資產減值評估之詳情載於附註16。

298 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

18. INTANGIBLE ASSETS

18. 無形資產

		Software 軟件 USD'000 千美元	License 牌照 USD'000 千美元	Brand name 品牌 (Note) (附註) USD'000 千美元	Total 總計 USD'000 千美元
COST	**成本**				
At January 1, 2023	於2023年1月1日	129	421	1,600	2,150
Additions	添置	108	65	–	173
Disposal of a subsidiary (Note 40)	出售一家附屬公司(附註40)	(71)	–	–	(71)
Exchange adjustments	匯兑調整	3	–	–	3
At December 31, 2023	於2023年12月31日	169	486	1,600	2,255
Additions	添置	7	–	–	7
Disposals	出售	(10)	–	–	(10)
Exchange adjustments	匯兑調整	1	(2)	–	(1)
At December 31, 2024	於2024年12月31日	167	484	1,600	2,251
ACCUMULATED DEPRECIATION	**累計折舊**				
At January 1, 2023	於2023年1月1日	98	115	–	213
Charge for the year	年內扣除	55	51	–	106
Eliminated on disposal of a subsidiary (Note 40)	出售一家附屬公司時撤銷(附註40)	(62)	–	–	(62)
Exchange adjustments	匯兑調整	(4)	–	–	(4)
At December 31, 2023	於2023年12月31日	87	166	–	253
Charge for the year	年內扣除	58	65	–	123
Exchange adjustments	匯兑調整	–	(3)	–	(3)
At December 31, 2024	於2024年12月31日	145	228	–	373
ACCUMULATED IMPAIRMENT	**累計減值**				
At January 1, 2023	於2023年1月1日	–	–	–	–
Impairment during the year	年內減值	–	–	1,600	1,600
At December 31, 2023 and December 31, 2024	於2023年12月31日及2024年12月31日	–	–	1,600	1,600
CARRYING AMOUNT	**賬面值**				
At December 31, 2024	於2024年12月31日	22	256	–	278
At December 31, 2023	於2023年12月31日	82	320	–	402

年度報告 2024 Annual Report 299

300 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 18. 無形資產（續） 附註： 該品牌於2016年在紐約成立， 在保留客戶和HN&T的整體運 營方面發揮了關鍵作用。作為 米其林獲獎品牌，HN&T已經 獲得了當地媒體的廣泛好評， 本集團管理層希望該品牌能夠 帶來經濟效益，吸引更多的當 地客戶，為本集團創造現金流 量淨額。 因此，該品牌被本集團管理層 視為具有無限可使用年期，因 為該品牌預計將無限期地貢獻 現金流入淨額。該品牌在其使 用年期被確定為有限前不會被 攤銷，相反，其將每年進行減 值測試及當有跡象表明其可能 發生減值時進行減值測試。 19. 存貨 18. INTANGIBLE ASSETS (Cont’d) Note: The brand name was founded in New York in 2016 and played a crucial role in the retention of customer and overall operation of the HN&T. Being a Michelin awarded brand, HN&T had garnered wide range of positive reviews from the local media which the management of the Group expected the brand to bring in economic benefits and attract more local customers to generate net cash flows for the Group. As a result, the brand name was considered by the management of the Group as having an indefinite useful life because it was expected to contribute to net cash inflows indefinitely. The brand name will not be amortized until its useful life is determined to be finite. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. 19. INVENTORIES 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Condiment products 調味品 7,451 5,692 Food ingredients 食材 14,293 16,983 Beverage 飲料 1,634 1,025 Other materials 其他材料 8,143 6,062 31,521 29,762

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

20. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

20. 貿易及其他應收款項以及預付款項

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Trade receivables (Note i)	貿易應收款項(附註i)	**14,952**	18,430
Other receivables and prepayments:	*其他應收款項及預付款項：*		
Prepayment to suppliers	向供應商預付款項	**14,584**	10,097
Others (Note ii)	其他(附註ii)	**3,552**	3,053
		18,136	13,150
Total	總計	**33,088**	31,580
Current	即期	**30,754**	29,324
Non-current (Note ii)	非即期(附註ii)	**2,334**	2,256
		33,088	31,580

As at January 1, 2023, trade receivables from contracts with customers amounted to USD9,470,000.

於2023年1月1日，來自客戶合約的貿易應收款項為9,470,000美元。

Notes:

i. Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

ii. Includes in others are mainly long-term loans to non-controlling interests amounted to USD1,961,000 (2023: USD1,961,000). The loans are unsecured, interest-free and repayable in 5 years.

附註：

i. 大多數貿易應收款項來自支付平台，通常須於30天內結付。根據提供服務的日期，貿易應收款項的賬齡為30天內。於報告期末並無已逾期貿易應收款項。

ii. 其他主要包括給予非控股權益的長期貸款1,961,000美元(2023年：1,961,000美元)。該等貸款為無抵押、免息，且須於5年內償還。

年度報告 2024 Annual Report 301

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

21. AMOUNTS TO RELATED PARTIES

21. 應付關聯方款項

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Trade nature (Note):	貿易性質(附註):		
Related companies controlled by the Controlling Shareholders	控股股東控制的關聯公司	**1,329**	842

Note: Amounts due to related parties arising from the purchase of food ingredients and condiment products were with a credit term of 30 to 60 days.

附註： 採購食材及調味品產生的應付關聯方款項信用期為30至60天。

22. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

22. 已抵押銀行存款／銀行結餘及現金

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Bank balances and cash	銀行結餘及現金		
– Cash on hand	－手頭現金	**811**	40
– Bank balances (Note i)	－銀行結餘(附註i)	**253,908**	152,868
		254,719	152,908
Pledged bank deposits (Note ii)	已抵押銀行存款(附註ii)	**2,855**	3,086
		257,574	155,994

Notes:

i. As at year end, bank balances of the Group carried interest at market rates which ranges from Nil to 3.70% (2023: Nil to 5.05%) per annum.

ii. As at year end, bank deposits of USD2,855,000 (2023: USD3,086,000) carrying interest rate at Nil to 5.00% (2023: Nil to 4.25%) per annum, are pledged to banks to secure the rental payments to the lessors.

附註：

i. 年末，本集團銀行結餘按介乎零至3.70%(2023年：零至5.05%)的市場年利率計息。

ii. 年末，按年利率零至5.00%(2023年：零至4.25%)計息的銀行存款2,855,000美元(2023年：3,086,000美元)已抵押予銀行，作為出租人租金付款的擔保。

302 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

23. TRADE PAYABLES

23. 貿易應付款項

Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group's trade payables, as at the end of the reporting period, based on the invoice date, is as follows:

貿易應付款項不計息，大多數的信用期在30至60日內。於報告期末，基於發票日期的本集團貿易應付款項的賬齡分析如下：

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Within 60 days	60日內	**30,711**	34,375

24. OTHER PAYABLES

24. 其他應付款項

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Staff cost payable	員工成本應付款項	**24,249**	20,262
Other taxes payables	其他應付稅項	**8,399**	9,372
Renovation fee payables (Note 16)	應付裝修費（附註16）	**4,144**	1,472
Listing expenses payables	應付上市開支	**–**	1,334
Others	其他	**1,308**	2,447
		38,100	34,887

年度報告
2024 Annual Report
303

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

25. LEASE LIABILITIES

25. 租賃負債

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Lease liabilities payable:	**應付租賃負債：**		
Within one year	一年內	**41,407**	38,998
Within a period of more than one year but not exceeding two years	為期超過一年但不超過兩年	**34,843**	34,180
Within a period of more than two years but not exceeding five years	為期超過兩年但不超過五年	**73,725**	72,807
Within a period of more than five years	為期超過五年	**62,651**	56,960
		212,626	202,945
Less: Amounts due for settlement within one year shown under current liabilities	減：列作流動負債的於一年內到期結算的金額	**41,407**	38,998
Amounts due for settlement after one year shown under non-current liabilities	列作非流動負債的於一年後到期結算的金額	**171,219**	163,947

The incremental borrowing rates applied to lease liabilities range from 0.77% to 9.50% (2023: 1.48% to 8.91%) per annum.

租賃負債的增量借款利率介乎每年0.77%至9.50%（2023年：1.48%至8.91%）。

Key sources of estimation uncertainty

估計不明朗因素的主要來源

Determination on discount rates of lease contracts

租賃合約貼現率的釐定

The Group applies incremental borrowing rates as the discount rates of lease liabilities, which require financing spread adjustments and lease specific adjustments based on the relevant market rates. The assessments of the adjustments in determining the discount rates involved management judgment, which may significantly affect the amount of lease liabilities and right-of-use assets. As at December 31, 2024 and 2023, the carrying amounts of right-of-use assets are USD185,514,000 and USD167,641,000 respectively and the carrying amounts of lease liabilities are USD212,626,000 and USD202,945,000 respectively.

本集團將增量借款利率作為租賃負債的貼現率，則要求基於相關市場利率進行融資價差調整及租賃特別調整。於釐定貼現率時對調整的評估涉及管理層判斷，從而對租賃負債及使用權資產的金額造成重大影響。截至2024年及2023年12月31日，使用權資產的賬面值分別為185,514,000美元及167,641,000美元，租賃負債的賬面值分別為212,626,000美元及202,945,000美元。

304 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

26. CONTRACT LIABILITIES

26. 合約負債

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Customer loyalty scheme	會員積分計劃	**11,642**	10,921
Prepaid cards and issued vouchers	預付卡及已發行代金券	**1,007**	483
		12,649	11,404

As at January 1, 2023, contract liabilities amounted to USD4,217,000.

於2023年1月1日，合約負債為4,217,000美元。

The following table shows how much of the revenue recognized related to carried forward contract liabilities during the year.

下表列示年內確認與結轉合約負債相關的收入情況。

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Customer loyalty scheme	會員積分計劃	**7,583**	3,366
Prepaid cards and issued vouchers	預付卡及已發行代金券	**483**	350
		8,066	3,716

年度報告 2024 Annual Report 305

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

26. CONTRACT LIABILITIES *(Cont'd)*

26. 合約負債（續）

The transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) as at year end and the expected timing of recognizing revenue are as follows:

於年末，分配予剩餘履約義務的交易價（未獲達成或部分未獲達成）及預期確認收入時間如下：

		As at December 31, 2024 於2024年12月31日		
		Customer loyalty scheme 會員積分計劃 USD'000 千美元 (Note i) （附註i）	**Prepaid cards and issued vouchers 預付卡及已發行代金券 USD'000 千美元 (Note ii) （附註ii）**	**Total 總計 USD'000 千美元**
Within one year	一年內	**8,662**	**1,007**	**9,669**
More than one year but within two years	超過一年但於兩年內	**2,898**	**–**	**2,898**
More than two years	超過兩年	**82**	**–**	**82**
		11,642	**1,007**	**12,649**

		As at December 31, 2023 於2023年12月31日		
		Customer loyalty scheme 會員積分計劃 USD'000 千美元 (Note i) （附註i）	Prepaid cards and issued vouchers 預付卡及已發行代金券 USD'000 千美元 (Note ii) （附註ii）	Total 總計 USD'000 千美元
Within one year	一年內	7,823	483	8,306
More than one year but within two years	超過一年但於兩年內	3,019	–	3,019
More than two years	超過兩年	79	–	79
		10,921	483	11,404

306 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

26. CONTRACT LIABILITIES *(Cont'd)*

Notes:

i. The customer loyalty points have a valid period between 2 years to 5 years since the award credits were granted to customers and can be redeemed anytime within the valid period at customers' discretion. The amounts disclosed above represented the Group's expectation on the timing of redemption made by customers.

ii. The Group issued prepaid cards and vouchers which have no expiration and can be utilized in the future consumption in restaurants at customers' discretion. The amounts disclosed above represented the Group's expectation on the timing of utilization made by customers.

Material accounting policy information

Refer to note 6 for the material accounting policy information relating to recognition of revenue and contract liabilities in relation to the above items.

26. 合約負債 *(續)*

附註：

i. 自獎勵積分授予客戶起，會員積分的有效期為兩年至五年，且可於有效期內由客戶決定隨時兌換。上述所披露的金額指本集團預期客戶作出兌換的時間。

ii. 本集團發行無屆滿期限的預付卡及代金券，可按客戶需求用於餐廳未來消費。上述所披露的金額指本集團預期客戶作出動用的時間。

主要會計政策資料

與上述項目有關的收入及合約負債確認相關的主要會計政策資料見附註6。

27. PROVISIONS

27. 撥備

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Provision for restoration (Note)	復墾撥備（附註）	**14,434**	9,406
Less: Amounts expected to be paid within one year	減：預期於一年內支付的金額	**1,941**	1,607
Amounts shown under non-current liabilities	列作非流動負債的金額	**12,493**	7,799

Note: The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements.

附註：撥備根據租賃協議按復墾租賃物業預計產生的成本計提。

年度報告
2024 Annual Report 307

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

27. PROVISIONS *(Cont'd)*

27. 撥備（續）

The movements in provisions during the year are as follows:

年內撥備變動如下：

		Provision for restoration 復墾撥備 USD'000 千美元	Provision for early termination of leases 提前終止租賃的撥備 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2023	於2023年1月1日	9,695	1,624	11,319
Provision in the year	年內撥備	357	–	357
Utilized in the year	年內動用	(311)	(1,624)	(1,935)
Interests accrued	應計利息	363	–	363
Exchange adjustments	匯兌調整	(698)	–	(698)
At December 31, 2023	於2023年12月31日	9,406	–	9,406
Provision in the year	年內撥備	1,178	675	1,853
Remeasurement in the year	年內重新計量	4,015	–	4,015
Utilized in the year	年內動用	(283)	(675)	(958)
Interests accrued	應計利息	491	–	491
Exchange adjustments	匯兌調整	(373)	–	(373)
At December 31, 2024	**於2024年12月31日**	**14,434**	**–**	**14,434**

28. SHARE-BASED PAYMENTS

Pursuant to the Board resolution dated on December 12, 2022, the Board of the Company had approved, subject to acceptance by the Grantees, the grant of an aggregate of 61,933,000 Shares to selected participants, including employees, several directors and chief executives of the Company mainly to recognize their contributions in order to incentivize them to remain with the Group, and to motivate them to strive for the future development of the Group (the "Share Award Scheme").

As of December 31, 2023 and 2024, the vesting conditions (including both of service conditions and performance conditions) of the Share Award Scheme have not yet been agreed and no shared understanding of the terms and conditions of the share-based payment arrangement between the Company and the Grantees have been reached, accordingly, no share-based payment transaction was accounted for during the year.

28. 以股份為基礎的付款

根據日期為2022年12月12日的董事會決議案，本公司董事會已批准向選定參與者（包括本公司員工、多名董事及最高行政人員）授出合共61,933,000股股份（惟須獲承授人接納），主要為認可他們的貢獻以激勵彼等留任本集團，以及鼓勵彼等致力於本集團之未來發展（「股份獎勵計劃」）。

截至2023年及2024年12月31日，股份獎勵計劃的歸屬條件（包括服務條件及表現條件）尚未獲得批准，而本公司與承授人之間並無就以股份為基礎的付款安排的條款及條件達成共識，因此，年內並無需要確認的股份支付交易。

308 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

29. SHARE CAPITAL

29. 股本

Share Capital of the Company

本公司股本

		Number of shares 股份數目	Shown in the consolidated financial statements 於綜合財務報表顯示為 USD'000 千美元
Ordinary shares at par value of USD0.000005 each	每股面值0.000005美元的普通股		
Authorized:	**法定：**		
As at January 1, 2023 and December 31, 2023 and 2024	於2023年1月1日以及2023年及2024年12月31日	10,000,000,000	–
Issued and fully paid:	**已發行並已繳足：**		
As at January 1, 2023 and December 31, 2023	於2023年1月1日及2023年12月31日	619,333,000	3
Issuance of Shares	發行股份	30,966,000	*
As at December 31, 2024	於2024年12月31日	**650,299,000**	**3**

Share Premium of the Company

本公司股份溢價

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
As at beginning of year	於年初	**494,480**	494,480
Premium arising on issue of equity shares, net off issuance costs	發行權益股份產生的溢價，扣除發行成本	**56,113**	–
As at end of year	於年末	**550,593**	494,480

*: Less than USD1,000.

*： 少於1,000美元。

Note: In May 2024, the Company issued 3,096,600 American Depositary Shares ("ADSs"), with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

附註： 於2024年5月，本公司發行3,096,600股美國存託股份(「美國存託股份」)，每股美國存託股份代表10股普通股。發行價為每股1.956美元，每股面值0.000005美元。扣除發行成本後，高於面值的金額入賬列作股份溢價。

年度報告 2024 Annual Report 309

310 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 30. 退休福利計劃 本集團參與本集團經營所在的相關 地方政府部門組織的界定供款退休 計劃。本集團符合資格參加退休計 劃的若干員工有權享有該等計劃的 退休福利。本集團須按地方政府部 門規定的百分比向該等退休計劃作 出供款，直至合資格員工退休為 止，不包括於退休前辭任的有關員 工。 於損益內確認的開支總額約 為12,389,000 美元（2023 年： 11,005,000美元）（附註12），為本 集團按計劃規則規定的比率已向╱ 應向該等計劃作出的供款。截至有 關年度，本集團於定額社會保障供 款計劃下並無已被沒收的供款（即 僱員在有關供款悉數歸其所有前退 出該計劃，由僱主代僱員處理的供 款）可被其動用以減低現有的供款 水平，亦無可用作該用途的已被沒 收供款。 30. RETIREMENT BENEFIT SCHEMES The Group participates in defined contribution retirement schemes organized by the relevant local government authorities where the Group operates. Certain employees of the Group eligible for participating in the retirement schemes are entitled to retirement benefits from the schemes. The Group is required to make contributions to the retirement schemes up to the time of retirement of the eligible employees, excluding those employees who resign before their retirement, at a percentage that is specified by the local government authorities. The total expense recognized in profit or loss of approximately USD12,389,000 (2023: USD11,005,000) (Note 12), represents contributions paid/payable to these plans by the Group at rates specified in the rules of the plans. During the years ended, the Group had no forfeited contributions (by employers on behalf of employees who leave the scheme prior to vesting fully in such contributions) in the defined social security contribution schemes which may be used by the Group to reduce the existing level of contributions. There were also no forfeited contributions available to be utilized for such use.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

31. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

31. 融資活動產生的負債對賬

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows from financing activities:

下表載列本集團融資活動產生的負債變動詳情，包括現金及非現金變動。融資活動產生的負債將於本集團綜合現金流量表中分類為融資活動現金流量的現金流量或未來現金流量：

				Non-cash changes 非現金變動					
		At January 1, 2024 於2024年1月1日 USD'000 千美元	Financing cash flows 融資現金流量 USD'000 千美元	Interest accruals 應計利息 USD'000 千美元	Lease liabilities recognized 已確認租賃負債 USD'000 千美元	Lease modifications 租賃修改 USD'000 千美元	Disposal of lease liabilities 租賃負債處置 USD'000 千美元	Exchange difference 匯兌差額 USD'000 千美元	At December 31, 2024 於2024年12月31日 USD'000 千美元
Lease liabilities (Note 25)	租賃負債(附註25)	202,945	(43,536)	8,047	55,275	6,781	(8,605)	(8,281)	212,626

年度報告 2024 Annual Report 311

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

31. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES *(Cont'd)*

31. 融資活動產生的負債對賬（續）

		At January 1, 2023 於2023年1月1日 USD'000 千美元	Financing cash flows 融資現金流量 USD'000 千美元	Non-cash changes 非現金變動: Interest accruals 應計利息 USD'000 千美元	Lease liabilities recognized 已確認租賃負債 USD'000 千美元	Disposal of lease liabilities 租賃負債處置 USD'000 千美元	Other rent concessions 其他租金減免 USD'000 千美元	Exchange difference 匯兌差額 USD'000 千美元	At December 31, 2023 於2023年12月31日 USD'000 千美元
Bank borrowings	銀行借款	596	(562)	-	-	-	-	(34)	-
Lease liabilities (Note 25)	租賃負債（附註25）	241,703	(43,425)	8,088	22,687	(27,181)	(596)	1,669	202,945
		242,299	(43,987)	8,088	22,687	(27,181)	(596)	1,635	202,945

32. DIVIDEND

No dividend was paid or proposed for ordinary shareholders of the Company during the years ended December 31, 2023 and 2024, nor has any dividend been proposed since its incorporation.

32. 股息

截至2023年及2024年12月31日止年度並無向本公司普通股股東派付或建議派付股息，自其成立以來亦無建議派付任何股息。

312 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

33. 金融工具及金融風險管理

Categories of the financial instruments

金融工具類別

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Financial assets	**金融資產**		
Financial assets at amortized cost	按攤銷成本計量的金融資產	**296,828**	198,262
Financial liabilities	**金融負債**		
Financial liabilities at amortized cost	按攤銷成本計量的金融負債	**61,741**	60,732
Lease liabilities	租賃負債	**212,626**	202,945

Financial risk management objectives and policies

The Group's major financial instruments include rental and other deposits, trade and other receivables, financial assets at FVTPL, pledged bank deposits, bank balances and cash, trade payables, amounts due to related parties and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(a)(i) Foreign currency risk

The Group undertakes certain transactions in foreign currencies, which expose the Group to foreign currency risk. In addition, the Company has intra-group balances with several subsidiaries denominated in foreign currency which also expose the Group to foreign currency risk. The Group does not use any derivative contracts to hedge against its exposure to currency risk. The management manages its currency risk by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should such need arise.

金融風險管理目標及政策

本集團的主要金融工具包括租賃及其他押金、貿易及其他應收款項、按公允值計入損益的金融資產、已抵押銀行存款、銀行結餘及現金、貿易應付款項、應付關聯方款項及其他應付款項。該等金融工具的詳情於有關附註披露。與該等金融工具相關的風險包括市場風險、信貸風險及流動性風險。如何降低該等風險的政策載於下文。本集團管理層管理及監察該等風險，以確保及時有效採取適當措施。

(a) 市場風險

(a)(i) 外幣風險

本集團以外幣訂立若干交易，本集團因此面臨外幣風險。此外，本公司與若干附屬公司的集團內公司間結餘乃以外幣計值，亦使本集團面臨外幣風險。本集團未使用任何衍生合約對沖貨幣風險。管理層通過密切監控外幣匯率變動來管理貨幣風險，若出現相關需求，管理層亦考慮對重大外幣風險進行對沖。

年度報告
2024 Annual Report
313

314 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 33. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (a) 市場風險（續） (a)(i) 外幣風險（續） 本集團於報告期末的外 幣計值貨幣資產及貨幣 負債（包括集團內公司間 結餘）的賬面值如下： 33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (a) Market risk (Cont’d) (a)(i) Foreign currency risk (Cont’d) The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities included the intra-group balances denominated in foreign currencies, as at the end of the reporting period are as follows: Assets 資產 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Monetary assets 貨幣資產 – denominated in Chinese Yuan (“CNY”) －以人民幣（「人民幣」）計值 13 33 – denominated in SGD －以新加坡元計值 6,143 92 – denominated in USD －以美元計值 19,389 39,607 – denominated in Hong Kong Dollar (“HKD”)－以港元（「港元」）計值 252 – – denominated in Euro (“EUR”) －以歐元（「歐元」）計值 14 – Liabilities 負債 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Monetary liabilities 貨幣負債 – denominated in CNY －以人民幣計值 4,690 4,324 – denominated in SGD －以新加坡元計值 291 441 – denominated in USD －以美元計值 493,713 787,966 – denominated in HKD －以港元計值 55 13 – denominated in EUR －以歐元計值 2,033 2,163

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT *(Cont'd)*

(a) Market risk *(Cont'd)*

(a)(i) Foreign currency risk *(Cont'd)*

Sensitivity analysis

The following table details the Group's sensitivity to a 10% weaken in the functional currency of the relevant group entities against the relevant foreign currencies. 10% is the sensitivity rate used in the management's assessment of the reasonably possible change in the foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, and adjusts their translation at the end of each reporting period for a 10% change in foreign currency rates. A positive (negative) number below indicates an increase (decrease) in post-tax profit during the years. For a 10% strengthen of the functional currency of relevant group entities, there would be an equal and opposite impact on the profit after loss.

33. 金融工具及金融風險管理（續）

(a) 市場風險（續）

(a)(i) 外幣風險（續）

敏感度分析

下表詳述相關集團實體功能貨幣兑相關外幣貶值10%時，本集團的敏感度。管理層用於評估外幣匯率合理可能變動的敏感度比率為10%。敏感度分析僅包括尚未償還的外幣計值貨幣項目，並就10%的外幣匯率變動調整各報告期末的換算。下表正數（負數）表示年內的除稅後利潤增加（減少）。若相關集團實體的功能貨幣升值10%，會對彌補虧損後利潤構成同等程度的相反影響。

The Group **本集團**		**2024** **2024年** **USD'000** **千美元**	2023 2023年 USD'000 千美元
Profit or loss	**損益**		
– CNY impact	– 人民幣影響	**(468)**	(429)
– SGD impact	– 新加坡元影響	**585**	(35)
– USD impact	– 美元影響	**(47,432)**	(74,836)
– HKD impact	– 港元影響	**20**	(1)
– EUR impact	– 歐元影響	**(202)**	(216)

The above sensitivity analysis is prepared assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year.

編製上述敏感度分析乃假設於報告期末未償還的金融工具於整個年度均為未償還。

年度報告 2024 Annual Report 315

316 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 33. 金融工具及金融風險管理（續） (a) 市場風險（續） (a)(ii) 利率風險 就已抵押銀行存款（附 註22）及租賃負債（附註 25）而言，本集團面臨公 允值利率風險。就按現 行市場利率計息的浮動 利率銀行結餘（附註22） 而言，本集團亦面臨現 金流量利率風險。本集 團管理層透過維持固定 利率及浮動利率銀行借 款及銀行結餘組合的平 衡管理利率風險。本集 團通過評估基於利率水 平及前景的任何利率變 動所產生的潛在影響來 管理其利率風險。管理 層將審閱固定及浮動利 率的借款比例，並確保 其在合理範圍內。 由於管理層考慮銀行結 餘的利率風險敏感度， 因此並無呈列利率風險 的敏感度分析。 33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) (a) Market risk (Cont’d) (a)(ii) Interest rate risk The Group is exposed to fair value interest rate risk in relation to pledged bank deposits (Note 22), and lease liabilities (Note 25). The Group is also exposed to cash flow interest risk in relation to variable-rate bank balances (Note 22) which carry prevailing market interests. The management of the Group manage the interest rate risk by maintaining a balanced portfolio of fixed rate and floating rate bank borrowings and bank balances. The Group manage its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range. No sensitivity analysis on interest rate risk is presented as the management consider the sensitivity on interest rate risk on bank balances.

年 度 報 告 2024 Annual Report 317 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 33. 金融工具及金融風險管理（續） (b) 信貸風險 本集團因對手方未能履行責任 而將會導致本集團蒙受財務虧 損的最高信貸風險乃綜合財務 狀況表所載各已確認金融資產 （包括押金、貿易應收款項、 其他應收款項、其他金融資 產、應收關聯方款項、按公允 值計入損益的金融資產、已抵 押銀行存款及銀行結餘）的賬 面值產生。 本集團的管理層將存放入獲給 予高信用評級的金融機構的已 抵押銀行存款及銀行結餘視為 低信貸風險金融資產。此外， 與通過支付平台結算的賬單有 關的貿易應收款項及其他金融 資產的發行人亦擁有高信用評 級及並無逾期記錄。本集團的 管理層認為該等資產屬短期性 質，且由於高信用評級發行人 的違約可能性可忽略不計，估 計虧損率較低，因此並無確認 預期信貸虧損。 33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) (b) Credit risk The Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position (including deposits, trade receivables, other receivables, other financial assets, amounts due from related parties, financial assets at FVTPL, pledged bank deposits and bank balances). The management of the Group considers pledged bank deposits and bank balances that are deposited with financial institutions with high credit rating to be low credit risk financial assets. In addition, trade receivables in connection with bills settled through payment platforms and the issuer of other financial assets are also with high credit rating and no past due history. The management of the Group considers these assets are short-term in nature and the estimated loss rate are low as the probability of default is negligible on the basis of high-credit-rating issuers, and accordingly, no expected credit loss was recognized.

318 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 33. 金融工具及金融風險管理（續） (b) 信貸風險（續） 本集團的應收關聯方款項具有 集中信貸風險。本集團的管理 層按過往結算記錄及對前瞻性 資料的調整就可收回性進行定 期評估以及獨立評估。鑒於該 等關聯方財政實力雄厚，並經 考慮該等關聯方經營業務所在 行業的未來前景，本集團的管 理層認為不存在違約風險且預 期不會因該等關聯方不履約而 招致任何損失，因此估計應收 關聯方款項的虧損率較低，且 並無就應收關聯方款項確認預 期信貸虧損。 本集團的管理層在釐定押金及 其他應收款項的預期信貸虧損 時已計及過往違約經驗及前瞻 性資料（如適用），例如本集 團曾考慮過往違約率一直不高 的押金及出租人雄厚的財政實 力，而本集團所得出的結論是 本集團未收回的押金及其他應 收款項固有信貸風險不大。本 集團的管理層已評定押金及其 他應收款項自初始確認以來信 貸風險並無顯著增加及違約風 險不大，因此估計該等資產的 虧損率較低，且並無確認預期 信貸虧損。 除上文所述外，於年內，估值 方法或重大假設並無重大改 變。 33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) (b) Credit risk (Cont’d) The Group has concentration of credit risk on amounts due from related parties. The management of the Group has made periodic assessments as well as individual assessment on recoverability based on historical settlement records and adjusts for forward-looking information. In view of the strong financial capability of these related parties and considered the future prospects of the industry in which these related parties operate, the management of the Group does not consider there is a risk of default and does not expect any losses from non-performance by these related parties, therefore the loss rates of amounts due from related parties are estimated to be low, and accordingly, no expected credit loss was recognized in respect of the amounts due from related parties. In determining the ECL for deposits and other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate, for example the Group has considered the consistently low historical default rate in connection with deposits and the strong financial capability of the lessors, and concluded that credit risk inherent in the Group’s outstanding deposits and other receivables is insignificant. The management of the Group has assessed those deposits and other receivable have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, therefore the estimated loss rates of these assets are low, and accordingly, no expected credit loss has been recognized. Except as described above, there has been no material change in the estimation techniques or significant assumptions made throughout the year.

年 度 報 告 2024 Annual Report 319 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 33. 金融工具及金融風險管理（續） (c) 流動資金風險 於管理流動資金風險時，本集 團管理層監督並維持管理層視 為充足的合理現金及現金等價 物水平，為本集團的營運提供 資金及減輕現金流量波動的影 響。本集團依靠經營活動所得 現金為主要流動資金來源。截 至2024年12月31日止年度， 本集團經營活動所得現金淨 額為119,696,000美元（2023 年：114,045,000美元）。 下表為本集團金融負債的餘下 合約到期情況的詳情。下表根 據本集團可能被要求付款的最 早日期按金融負債的未貼現現 金流量編製。具體而言，具有 按要求償還條款的應付關聯方 款項計入最早時間段，而不論 對手方選擇行使其權利的可能 性。 下表載有利息及現金流量本 金。倘利息流為浮動利率，未 貼現金額乃根據報告期末的利 率計算。 33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) (c) Liquidity risk In the management of the liquidity risk, the management of the Group monitors and maintains a reasonable level of cash and cash equivalents which is deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group relies on the cash generated from operating activities as the main source of liquidity. For the year ended December 31, 2024, the Group had net cash generating from operating activities of USD119,696,000 (2023: USD114,045,000). The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Specifically, amount due to related parties with a repayment on demand clause are included in the earliest time band regardless of the probability of the counterparties choosing to exercise their rights. The table includes both interests and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate at the end of the reporting period.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

33. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT *(Cont'd)*

33. 金融工具及金融風險管理*(續)*

(c) Liquidity risk *(Cont'd)*

(c) 流動資金風險*(續)*

		Weighted average interest rate 加權平均利率	On demand or within 2 months 按要求或兩個月內 USD'000 千美元	Over 2 months but within 1 year 超過兩個月但少於一年 USD'000 千美元	Over 1 year but within 2 years 超過一年但少於兩年 USD'000 千美元	Over 2 years 超過兩年 USD'000 千美元	Total undiscounted cash flows 未貼現現金流量總額 USD'000 千美元	Carrying amount 賬面值 USD'000 千美元
As at December 31, 2024	**於2024年12月31日**							
Financial liabilities	**金融負債**							
Trade payables	貿易應付款項	-	30,711	-	-	-	30,711	30,711
Other payables	其他應付款項	-	29,701	-	-	-	29,701	29,701
Amounts due to related parties	應付關聯方款項	-	1,329	-	-	-	1,329	1,329
Total	總計		61,741	-	-	-	61,741	61,741
Lease liabilities	**租賃負債**	5.14%	9,377	34,214	38,365	192,746	274,702	212,626

		Weighted average interest rate 加權平均利率	On demand or within 2 months 按要求或兩個月內 USD'000 千美元	Over 2 months but within 1 year 超過兩個月但少於一年 USD'000 千美元	Over 1 year but within 2 years 超過一年但少於兩年 USD'000 千美元	Over 2 years 超過兩年 USD'000 千美元	Total undiscounted cash flows 未貼現現金流量總額 USD'000 千美元	Carrying amount 賬面值 USD'000 千美元
As at December 31, 2023	**於2023年12月31日**							
Financial liabilities	**金融負債**							
Trade payables	貿易應付款項	-	34,375	-	-	-	34,375	34,375
Other payables	其他應付款項	-	25,515	-	-	-	25,515	25,515
Amounts due to related parties	應付關聯方款項	-	842	-	-	-	842	842
Total	總計		60,732	-	-	-	60,732	60,732
Lease liabilities	**租賃負債**	5.20%	7,764	35,483	39,266	182,402	264,915	202,945

320 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

34. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Some of the Group's financial assets are measured at fair for financial reporting. In estimating the fair value, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group determines the appropriate valuation techniques and inputs for fair value measurements and works closely with the qualified valuer to establish the appropriate valuation techniques and inputs to the model.

The management of the Group considers that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the historical financial information approximate their respective fair values at the end of each reporting period.

35. CAPITAL MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group's overall strategy remains unchanged during the year.

The capital structure of the Group consists of net debt, which includes the lease liabilities disclosed in Note 25, net of cash and cash equivalents and equity attributable to owners of the Company, comprising issued combined capital, accumulated losses and other reserves.

The management of the Group reviews the capital structure regularly. As part of this review, the management of the Group considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the management, the Group will balance its overall capital structure through new shares issues as well as raising of borrowings.

34. 金融工具的公允值計量

本集團部分金融資產為財務報告按公允值計量。本集團使用其可獲得的市場可觀察數據對公允值進行估值。如果無法獲得第一層級輸入值，本集團將決定適當的估值方法及輸入值進行公允值計量，並與合格估值師密切合作，為該模式建立適當的估值方法及輸入值。

本集團管理層認為按攤銷成本於歷史財務資料列賬的金融資產及金融負債的賬面值與其於各報告期末的公允值相若。

35. 資本管理

本集團管理其資本旨在確保本集團內實體可持續經營，同時透過優化債務及權益平衡，盡量為股東帶來最大回報。本集團的整體策略於年內保持不變。

本集團的資本架構由負債淨額（包括附註25所披露的租賃負債、扣除現金及現金等價物）及本公司擁有人應佔權益（包括已發行合併資本、累計虧損及其他儲備）組成。

本集團管理層定期覆核資本架構。作為覆核的一部分，本集團管理層考慮各類資本的成本及相關風險。根據管理層的建議，本集團將透過發行新股份及籌集借款以平衡其整體資本結構。

年度報告
2024 Annual Report
321

322 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 36. 關聯方披露 (A) 關聯方交易 於年內，本集團已與關聯方達 成下列交易： 購買關聯方商品╱服務 本集團獲四川海底撈餐飲股份 有限公司（控股股東控制的公 司）授權免費使用其商標。 本集團擁有特海專用產品配 方（「調味品配方」）於中國大 陸及港澳台地區以外地區的所 有權，並按免特許權使用費為 基準許可頤海國際控股有限公 司、其附屬公司（控股股東控 制的公司）及其合約生產商使 用調味品配方進行生產。 36. RELATED PARTY DISCLOSURES (A) Related party transactions During the year, the Group has entered into the following transactions with related parties: Purchase of goods/services from related parties Relationship Nature of transaction 2024 2023 關係 交易性質 2024年 2023年 USD’000 USD’000 千美元 千美元 Related companies controlled by the Controlling Shareholders Purchase of condiment products and instant hot pot products 16,576 13,712 控股股東控制的關聯公司 購買調味品及即食火鍋產品 The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis. The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the “Condiments Formulae”) in regions other than mainland China, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

36. RELATED PARTY DISCLOSURES *(Cont'd)*

36. 關聯方披露 *(續)*

(A) Related party transactions *(Cont'd)*

(A) 關聯方交易 *(續)*

Disposal of a subsidiary

出售一家附屬公司

Relationship 關係	Nature of transaction 交易性質	2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Related companies controlled by the Controlling Shareholders 控股股東控制的關聯公司	Disposal of a Subsidiary 出售一家附屬公司	–	605

On October 31, 2023 the Group disposed all its equity interest in a wholly owned subsidiary, JAPAN HAI Co., Ltd, to Newpai for a cash consideration of JPY2.6 billion (equivalent to USD17.4 million). Details of assets and liabilities disposed of, and the calculation of the loss on disposal are disclosed in Note 40.

於2023年10月31日，本集團以26億日元（相當於17.4百萬美元）的現金代價向Newpai出售其於一家全資附屬公司JAPAN HAI Co., Ltd的全部股權。已出售資產及負債的詳情及出售虧損的計算方式於附註40披露。

(B) Remuneration of key management personnel of the Group

(B) 本集團主要管理層人員薪酬

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Directors' fee	董事袍金	215	180
Short term employee benefits	短期員工福利	1,554	1,324
Performance related bonuses	績效相關花紅	1,616	1,464
Retirement benefit scheme contribution	退休福利計劃供款	96	74
		3,481	3,042

年度報告
2024 Annual Report
323

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

37. 本公司附屬公司的詳情

Details of the major subsidiaries directly and indirectly held by the Company are set out below:

本公司直接及間接持有的主要的附屬公司詳情載列如下：

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司所持擁有權權益及投票權比例		Principal activities 主要業務
			December 31, 2024 2024年12月31日 %	December 31, 2023 2023年12月31日 %	
Singapore Super Hi Dining Pte. Ltd.	Singapore	Ordinary share capital SGD10,117,416	100%	100%	Wholesale and Food Manufacturing
Singapore Super Hi Dining Pte. Ltd.	新加坡	普通股股本 10,117,416新加坡元			商品批發及食品加工
Haidilao International Treasury Pte. Ltd.	Singapore	Ordinary share capital SGD1,000,000	100%	100%	Financial management
Haidilao International Treasury Pte. Ltd.	新加坡	普通股股本 1,000,000新加坡元			財務管理
Singapore Hiseries Pte. Ltd.	Singapore	Ordinary share capital SGD3,000,000	100%	100%	Restaurant operation
Singapore Hiseries Pte.Ltd.	新加坡	普通股股本 3,000,000新加坡元			餐廳經營
Singapore Hai Di Lao Dining Pte. Ltd.	Singapore	Ordinary share capital SGD3,000,000	100%	100%	Restaurant operation
Singapore Hai Di Lao Dining Pte. Ltd.	新加坡	普通股股本 3,000,000新加坡元			餐廳經營
HDL Management USA Corporation	USA	Ordinary share capital USD5,970,005	100%	100%	Management consultation
HDL Management USA Corporation	美國	普通股股本 5,970,005美元			管理諮詢
Haidilao Catering (U.S.A.) Inc.	USA	Ordinary share capital USD10,000	100%	100%	Restaurant operation
Haidilao Catering (U.S.A.) Inc.	美國	普通股股本 10,000美元			餐廳經營
Haidilao Restaurant California Inc.	USA	Ordinary share capital USD2,000,000	100%	100%	Restaurant operation
Haidilao Restaurant California Inc.	美國	普通股股本 2,000,000美元			餐廳經營

324 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY *(Cont'd)*

37. 本公司附屬公司的詳情*(續)*

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司所持擁有權權益及投票權比例		Principal activities 主要業務
			December 31, 2024 2024年12月31日 %	December 31, 2023 2023年12月31日 %	
Haidilao Restaurant Group, Inc.	USA	Ordinary share capital USD10,000	**100%**	100%	Restaurant operation
Haidilao Restaurant Group, Inc.	美國	普通股股本10,000美元			餐廳經營
Haidilao Hot Pot Industry Inc.	USA	Ordinary share capital USD500,000	**100%**	100%	Restaurant operation
Haidilao Hot Pot Industry Inc.	美國	普通股股本500,000美元			餐廳經營
Haute Hotpots Corporation	USA	Ordinary share capital USD500,000	**100%**	100%	Restaurant operation
Haute Hotpots Corporation	美國	普通股股本500,000美元			餐廳經營
Haidilao Hot Pot Century City Inc.	USA	Ordinary share capital USD500,000	**100%**	100%	Restaurant operation
Haidilao Hot Pot Century City Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Hot Pot Fremont Inc.	USA	Ordinary share capital USD500,000	**100%**	100%	Restaurant operation
Haidilao Hot Pot Fremont Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Hot Pot Seattle, Inc.	USA	Ordinary share capital USD500,000	**100%**	100%	Restaurant operation
Haidilao Hot Pot Seattle, Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Hot Pot Bellevue Inc.	USA	Ordinary share capital USD500,000	**100%**	100%	Restaurant operation
Haidilao Hot Pot Bellevue Inc.	美國	普通股股本500,000美元			餐廳經營

年度報告
2024 Annual Report
325

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

37. 本公司附屬公司的詳情（續）

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司所持擁有權權益及投票權比例 December 31, 2024 2024年12月31日 %	December 31, 2023 2023年12月31日 %	Principal activities 主要業務
Haidilao Hot Pot Houston Inc.	USA	Ordinary share capital USD150,000	100%	100%	Restaurant operation
Haidilao Hot Pot Houston Inc.	美國	普通股股本 150,000美元			餐廳經營
Haidilao Hot Pot Chicago Inc.	USA	Ordinary share capital USD150,000	100%	100%	Restaurant operation
Haidilao Hot Pot Chicago Inc.	美國	普通股股本 150,000美元			餐廳經營
Haidilao Hot Pot Dallas Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Dallas Inc.	美國	普通股股本 500,000美元			餐廳經營
Haidilao Hot Pot Jersey City Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Jersey City Inc.	美國	普通股股本 500,000美元			餐廳經營
Haidilao Hot Pot Daly City Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Daly City Inc.	美國	普通股股本 500,000美元			餐廳經營
Haidilao Hot Pot San Diego Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot San Diego Inc.	美國	普通股股本 500,000美元			餐廳經營
Haidilao Hot Pot Las Vegas, Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Las Vegas, Inc.	美國	普通股股本 500,000美元			餐廳經營

326 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

37. 本公司附屬公司的詳情（續）

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司所持擁有權權益及投票權比例		Principal activities 主要業務
			December 31, 2024 2024年12月31日 %	December 31, 2023 2023年12月31日 %	
Haidilao Hotpot Arizona Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hotpot Arizona Inc.	美國	普通股股本 500,000美元			餐廳經營
Haidilao Japan Co., Ltd.	Japan	Ordinary share capital JPY50,000,000	100%	100%	Restaurant operation
Haidilao Japan Co., Ltd.	日本	普通股股本 50,000,000日元			餐廳經營
Haidilao Korea Co., Ltd.	South Korea	Ordinary share capital Korean Won 6,285,740,000	100%	100%	Restaurant operation
Haidilao Korea Co., Ltd.	韓國	普通股股本 6,285,740,000韓圜			餐廳經營
Hai Di Lao Sydney Proprietary Limited	Australia	Ordinary share capital Australian Dollar ("AUD") 3,500,001	100%	100%	Restaurant operation
Hai Di Lao Sydney Proprietary Limited	澳大利亞	普通股股本 3,500,001澳元（「澳元」）			餐廳經營
Hai Di Lao Melbourne Proprietary Limited	Australia	Ordinary share capital AUD1	100%	100%	Restaurant operation
Hai Di Lao Melbourne Proprietary Limited	澳大利亞	普通股股本 1澳元			餐廳經營
U.K. Haidilao Pte. Ltd.	UK	Ordinary share capital Great British Pound 500,000	100%	100%	Restaurant operation
U.K. Haidilao Pte. Ltd.	英國	普通股股本 500,000英鎊			餐廳經營

年度報告 2024 Annual Report 327

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

37. 本公司附屬公司的詳情(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點/成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本/註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司所持擁有權權益及投票權比例 December 31, 2024 2024年12月31日 %	 December 31, 2023 2023年12月31日 %	Principal activities 主要業務
Hai Di Lao Canada Restaurants Group Ltd.	Canada	Registered capital Canadian Dollar ("CAD") 17,000,100	100%	100%	Restaurant operation
Hai Di Lao Canada Restaurants Group Ltd.	加拿大	註冊資本 17,000,100加元(「加元」)			餐廳經營
Hai Di Lao Malaysia Sdn. Bhd.	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Restaurant operation
Hai Di Lao Malaysia Sdn. Bhd.	馬來西亞	普通股股本 6,000,000馬來西亞令吉			餐廳經營
Haidilao International Food Services Malaysia Sdn Bhd	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Wholesale and Food Manufacturing
Haidilao International Food Services Malaysia Sdn Bhd	馬來西亞	普通股股本 6,000,000馬來西亞令吉			商品批發及食品加工
Hai Di Lao Vietnam Holdings Company Limited	Vietnam	Ordinary share capital USD1,000,000	100%	100%	Restaurant operation
Hai Di Lao Vietnam Holdings Company Limited	越南	普通股股本 1,000,000美元			餐廳經營
PT Haidilao Indonesia Restaurants	Indonesia	Ordinary share capital Indonesian Rupiah ("IDR") 35,000,000,000	100%	100%	Restaurant operation
PT Haidilao Indonesia Restaurants	印尼	普通股股本 35,000,000,000印尼盾(「印尼盾」)			餐廳經營
Hai Di Lao Proprietary (Thailand) Limited (Note i)	Thailand	Ordinary share capital Thai Baht 122,448,980	98.97%	98.97%	Restaurant operation
Hai Di Lao Proprietary (Thailand) Limited (附註i)	泰國	普通股股本 122,448,980泰銖			餐廳經營

328 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY *(Cont'd)*

37. 本公司附屬公司的詳情*(續)*

Name of subsidiaries 附屬公司名稱	Place of incorporation/establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司所持擁有權權益及投票權比例 December 31, 2024 2024年12月31日 %	December 31, 2023 2023年12月31日 %	Principal activities 主要業務
New Super Hi (Xi'an) Management Consulting Co., Ltd. (Note ii)	The PRC	Ordinary share capital USD4,000,000	100%	100%	Management consultation
New Super Hi (Xi'an) Management Consulting Co., Ltd. (附註ii)	中國	普通股股本 4,000,000美元			管理諮詢
Hai Di Lao UAE Restaurant L.L.C	United Arab Emirates	Ordinary share capital United Arab Emirates Dirham 300,000	100%	100%	Restaurant operation
Hai Di Lao UAE Restaurant L.L.C	阿拉伯聯合酋長國	普通股股本 300,000阿聯酋迪拉姆			餐廳經營
HAIDILAO Philippines Restaurant Corporation	Philippines	Ordinary share capital Philippine Peso 25,000,000	100%	100%	Restaurant operation
HAIDILAO Philippines Restaurant Corporation	菲律賓	普通股股本 25,000,000菲律賓披索			餐廳經營
Hai Di Lao Huo Guo (Cambodia) Co., Ltd	Cambodia	Ordinary share capital Cambodian Riel 200,000,000	100%	100%	Restaurant operation
Hai Di Lao Huo Guo (Cambodia) Co., Ltd	柬埔寨	普通股股本 200,000,000柬埔寨里爾			餐廳經營
Haidilao Hot Pot MA Inc.	USA	Ordinary share capital USD500,000	100%	N/A	Restaurant operation
Haidilao Hot Pot MA Inc.	美國	普通股股本 500,000美元		不適用	餐廳經營
Haidilao Hotpot GA Inc.	USA	Registered capital USD500,000	100%	N/A	Restaurant operation
Haidilao Hotpot GA Inc.	美國	註冊資本 500,000美元		不適用	餐廳經營

年度報告 2024 Annual Report 329

330 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 37. 本公司附屬公司的詳情（續） 於報告期末，本公司擁有的其他附 屬公司對本集團而言並不重大。目 前，本集團旗下所有附屬公司均為 有限公司，並採納12月31日為其財 政年度結算日。 附註： i. 於2022年7月1日，兩名於美國 註冊成立的股東持有的所有Hai Di Lao Proprietary (Thailand) Limited（「HDL Thailand」）普通 股轉讓予Singapore Super Hi， 並向該等股東發行若干數目的優 先股。完成後，本公司持有的普 通股佔HDL Thailand的49%股 權，而上述兩名美國股東持有的 優先股佔51%股權。根據HDL Thailand的組織章程細則，本公 司擁有98.97%的大多數表決權， 因而控制HDL Thailand的相關活 動。優先股持有人將以已發行股 份價值3%的固定年利率收取本公 司宣派的非累積股息並於股息支 付宣派年度繳足。 ii. 該附屬公司為一家於中國成立的 外商獨資有限責任公司。 iii. 於各年年末，概無任何附屬公司 已發行任何債務證券。 37. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont’d) At the end of the reporting period, the Company has other subsidiaries that are not material to the Group. All subsidiaries now comprising the Group are limited liability companies and have adopted December 31 as their financial year end date. Notes: i. On July 1, 2022, all the ordinary shares of Hai Di Lao Proprietary (Thailand) Limited (“HDL Thailand”) held by the two shareholders incorporated in the USA were transferred to Singapore Super Hi and a certain number of preferred shares were issued to those shareholders. Upon completion, the Company hold ordinary shares representing a 49% shareholding in HDL Thailand and the above two USA shareholders hold preference shares representing a 51% shareholding. According to the Articles of Association of HDL Thailand, the Company has a majority of voting rights at 98.97% and therefore has control over the relevant activities of the HDL Thailand. The preference shares holders will receive non-cumulative dividend declared by the Company at a fixed rate of 3% per annum of the share value issued and paid up on the year the dividend payment is declared. ii. This subsidiary is a wholly foreign owned enterprise with limited liability established in the PRC. iii. None of the subsidiaries had issued any debt securities at the end of each year.

年 度 報 告 2024 Annual Report 331 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 38. STATEMENT OF FINANCIAL POSITION AND RESERVE OF 38. 本公司財務狀況表及儲備 THE COMPANY 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Non-current Assets 非流動資產 Investment in subsidiaries 於附屬公司的投資 12,460 12,460 Current Assets 流動資產 Amounts due from subsidiaries 應收附屬公司款項 322,597 397,932 Other receivables 其他應收款項 410 241 Bank balances and cash 銀行結餘及現金 123,901 997 446,908 399,170 Current Liabilities 流動負債 Trade payables 貿易應付款項 391 99 Other payables 其他應付款項 – 1,593 Amounts due to related parties 應付關聯方款項 164 122 555 1,814 Net Current Assets 流動資產淨額 446,353 397,356 Net Assets 資產淨額 458,813 409,816 Capital and reserves 資本及儲備 Share capital (Note 29) 股本（附註29） 3 3 Shares held under share award scheme (Note 29) 股份獎勵計劃項下所持股份 （附註29） * * Share premium (Note 29) 股份溢價（附註29） 550,593 494,480 Reserves 儲備 (91,783) (84,667) Total equity 權益總額 458,813 409,816

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

38. STATEMENT OF FINANCIAL POSITION AND RESERVE OF THE COMPANY *(Cont'd)*

38. 本公司財務狀況表及儲備 *(續)*

A summary of the Company's share capital and reserves are as follows:

本公司的股本及儲備概要如下：

		Share capital 股本 USD'000 千美元	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Other reserve 其他儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2023	於2023年1月1日	3	*	494,480	5,308	(1,285)	498,506
Loss for the period	期內虧損	–	–	–	–	(88,690)	(88,690)
At December 31, 2023	於2023年12月31日	3	*	494,480	5,308	(89,975)	409,816
Loss for the year	年內虧損	–	–	56,113	–	(7,116)	48,997
At December 31, 2024	於2024年12月31日	3	*	550,593	5,308	(97,091)	458,813

*: Less than USD1,000.

*： 少於1,000美元。

332 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2024
截至2024年12月31日止年度

39. CAPITAL COMMITMENTS

At the end of reporting period, the Group had the following capital commitments:

39. 資本承諾

於報告期末，本集團有以下資本承諾：

		2024 2024年 USD'000 千美元	2023 2023年 USD'000 千美元
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	就收購物業、廠房及設備已訂約但未於綜合財務報表撥備的資本開支	**13,140**	6,650

40. DISPOSAL OF A SUBSIDIARY

On October 31, 2023, the Group entered into a sale agreement to dispose of JAPAN HAI Co., Ltd, which was incorporated on September 15, 2023 and primarily engages in hotel management and operation and holds the license for developing hot springs in Japan. Prior to the incorporation of JAPAN HAI Co., Ltd, such hotel business and license were directly held by the Group's subsidiary Haidilao Japan Co., Ltd. The disposal was completed on October 31, 2023, on which date control of JAPAN HAI Co., Ltd passed to the acquirer.

40. 出售一家附屬公司

於2023年10月31日，本集團訂立出售協議以出售JAPAN HAI Co., Ltd，該公司於2023年9月15日註冊成立，主要從事酒店管理經營，並持有於日本開發溫泉的許可證。於JAPAN HAI Co., Ltd註冊成立之前，有關酒店業務及許可證由本集團的附屬公司Haidilao Japan Co., Ltd.直接持有。有關出售於2023年10月31日完成，當日，JAPAN HAI Co., Ltd的控制權移交予收購方。

年度報告
2024 Annual Report
333

334 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 40. 出售一家附屬公司（續） JAPAN HAI Co., Ltd於出售日期的 資產淨額如下： 出售虧損計入「其他收益（虧損）淨 額」項下之年內溢利。 出售對本集團業績的影響 JAPAN HAI Co., Ltd的酒店業務 （2023年9月15日前於Haidilao Japan Co., Ltd.項下持有）截至 2023年12月31日止年度的虧損為 1,319,000美元，對本集團年內溢利 （虧損）的影響並不重大。 40. DISPOSAL OF A SUBSIDIARY (Cont’d) The net assets of JAPAN HAI Co., Ltd, at the date of disposal were as follows: 2023 2023年 USD’000 千美元 Non-current assets 非流動資產 Property, plant and equipment 物業、廠房及設備 13,840 Intangible assets 無形資產 9 Deposit 按金 29 Current assets 流動資產 Trade and other receivables and prepayments 貿易及其他應收款項以及預付款項 4,681 Current liabilities 流動負債 Trade payables 貿易應付款項 (3) Other payables 其他應付款項 (562) Net assets disposed off 已出售資產淨額 17,994 Consideration received and net cash inflow arising on disposal 已收代價及出售產生的 現金流量淨額 Cash 現金 17,389 Loss on disposal 出售虧損 Consideration received 已收代價 17,389 Net assets derecognized 終止確認之資產淨額 (17,994) Loss on disposal 出售虧損 605 The loss on disposal is included in the profit for the year recorded under “Other gains (losses) – net”. Impact of disposal on the results of the Group The hotel business of JAPAN HAI Co., Ltd, which was held under Haidilao Japan Co., Ltd before September 15, 2023, contributed loss of USD1,319,000 for the year ended December 31, 2023. The impact to the Group’s profit (loss) for the year is not material.

年 度 報 告 2024 Annual Report 335 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 41. 分部資料 本公司就資源分配及績效評估而向 首席執行官（被視為本公司主要營 運決策者）報告的資料主要為本集 團的整體經營業績，因為本集團的 資源已整合。因此，並無呈列經營 分部資料。 截至2024年及2023年12月31日止 年度，概無個別客戶對本集團的總 收入貢獻超過10%。 本集團主要在東南亞、北美洲及其 他地區經營。 本集團基於經營地點、按地理區域 劃分的來自外部客戶的收入詳情如 下： *： 所有其他個別國家佔總收入的比 例均不到10%。 41. SEGMENT INFORMATION Information reported to the Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented. No individual customer contributes to over 10% of total revenue of the Group during the years ended December 31, 2024 and 2023. The Group operates mainly in Southeast Asia, North America and others. The Group’s revenue from external customers by geographic area, based on location of operation, is detailed as below: 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Singapore 新加坡 162,582 158,887 United States of America 美利堅合眾國 109,890 103,524 Malaysia 馬來西亞 98,532 81,163 Vietnam 越南 87,827 77,951 Others * 其他* 319,477 264,837 Total 總計 778,308 686,362 *: All other individual countries accounted for less than 10% of total revenue.

336 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2024 截至2024年12月31日止年度 41. 分部資料（續） 下文呈列的按地理區域劃分的本集 團非流動資產不包括其他金融資 產、其他應收款項、租賃及其他押 金、預付款項及遞延稅項資產： ： 所有其他個別國家佔非流動資產 總額的比例均不到10%。 41. SEGMENT INFORMATION (Cont’d) The Group’s non-current assets presented below by geographic area excluded other financial assets, other receivables, rental and other deposits, prepayment and deferred tax assets: 2024 2023 2024年 2023年 USD’000 USD’000 千美元 千美元 Singapore 新加坡 41,741 60,589 United States of America 美利堅合眾國 84,740 63,924 Australia 澳大利亞 41,896 46,668 Others 其他 169,316 165,586 Total 總計 337,693 336,767 : All other individual countries accounted for less than 10% of total non-current assets.

特海国际控股有限公司 特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD.